CIRRUS LOGIC®

2024
ANNUAL
REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended March 30, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission File Number 0-17795

CIRRUS LOGIC, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0024818**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
800 W. 6th Street Austin, Texas	**78701**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (512) 851-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.001 par value	CRUS	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $2,229,292,731 based upon the closing price reported on the NASDAQ Global Select Market as of September 23, 2023. Stock held by directors, officers and stockholders owning 5 percent or more of the outstanding common stock were excluded as they may be deemed affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of May 22, 2024, the number of outstanding shares of the registrant's common stock, $0.001 par value, was 53,568,913.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the registrant's proxy statement for its annual meeting of stockholders to be held July 26, 2024 is incorporated by reference in Part II – Item 5 and Part III of this Annual Report on Form 10-K.

CIRRUS LOGIC, INC.

FORM 10-K

For The Fiscal Year Ended March 30, 2024

INDEX

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements included or incorporated by reference in this Annual Report on Form 10-K, other than statements that are purely historical, are forward-looking statements. In some cases, forward-looking statements are identified by words such as "expect," "anticipate," "target," "project," "believe," "goals," "estimates," "will," "would," "could," "can," "may," "plan," and "intend", and other similar types of words and expressions. Variations of these types of words and similar expressions are intended to identify these forward-looking statements. Any statements that refer to our plans, beliefs, expectations, strategies or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are predictions based on management's expectations as of the date of this filing and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that could cause actual results to differ materially from those indicated or implied by our forward-looking statements include, but are not limited to, those discussed in *Item 1A. Risk Factors* and elsewhere in this report, as well as in the documents we file with the Securities and Exchange Commission (the "SEC"), including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K, and we undertake no obligation, and expressly disclaim any duty, to revise or update this information, whether as a result of new information, events or circumstances after the filing of this report with the SEC, except as required by law. We urge readers to carefully review and consider the various disclosures made in this Annual Report on Form 10–K and in other documents we file from time to time with the SEC that disclose risks and uncertainties that may affect our business. All forward-looking statements, expressed or implied, included in this Annual Report on Form 10-K and attributable to Cirrus Logic, Inc. are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we may make or persons acting on our behalf may issue.

ITEM 1. *Business*

Cirrus Logic, Inc. ("Cirrus Logic," "We," "Us," "Our," or the "Company") is a leader in low-power, high-precision mixed-signal processing solutions that create innovative user experiences for the world's top mobile and consumer applications.

We were incorporated in California in 1984, became a public company in 1989 and were reincorporated in the State of Delaware in February 1999. Our primary facility, which houses engineering, sales and marketing, and administrative functions, is located in Austin, Texas. We also have offices in various other locations in the United States, United Kingdom, the People's Republic of China, South Korea, Japan, Singapore, and Taiwan. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ's Global Select Market under the symbol CRUS.

We maintain a website with the address www.cirrus.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We also routinely post other important information on our website, including information specifically addressed to investors. We intend for the investor relations section of our website to be a recognized channel of distribution for disseminating information to the securities marketplace for purposes of complying with our disclosure obligations under SEC Regulation Fair Disclosure. To receive a free copy of this Annual Report on Form 10-K, please forward your written request to

Cirrus Logic, Inc., Attn: Investor Relations, 800 W. 6th Street, Austin, Texas 78701, or via email at Investor@cirrus.com. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements filed electronically with the SEC by Cirrus Logic.

Company Strategy

Cirrus Logic targets growing markets where we can leverage our expertise in low-power, high-precision mixed-signal processing to solve complex problems that span the analog-to-digital divide. The Company is committed to our three-pronged strategy for growing our business: first, maintaining our leadership position in smartphone audio; second, increasing high-performance mixed-signal ("HPMS") content in smartphones; and third, leveraging our strength in audio and HPMS to expand into additional applications and markets with both new and existing components. Our approach has been to develop custom and general market components that embody our latest innovations, which we use to engage key players in a particular market or application.

Cirrus Logic focuses on building strong engineering relationships with our customers' product teams and developing highly differentiated components that address their technical and price requirements across product tiers. Many of our products include programmable aspects and are comprised of our best-in-class hardware, which incorporates software algorithms from some combination of our own intellectual property ("IP"), and our third-party partners' and customers' IP. When we have been successful with this approach, an initial design win can often lead to an opportunity to further increase our content with a customer over time through the incorporation of new features, the integration of other system components into our products, and the addition of new products.

Markets and Products

The Company's product line categories are audio and HPMS. While we continue to see new opportunities for growth with audio products, we believe the largest opportunity to drive product diversification and fuel exciting avenues of growth in the coming years is with our HPMS product line. See Note 10 — Revenues for disclosure of revenue by product line categories.

The following provides a detailed description of our audio and HPMS product lines.

__Audio Products__: Amplifiers, codecs, smart codecs, analog-to-digital converters, digital-to-analog converters and standalone digital signal processors.

__HPMS Products__: Camera controllers, haptics and sensing solutions, and battery and power ICs.


AUDIO PRODUCTS


Cirrus Logic is a leading supplier of low-power, low-latency, high-precision audio components that are used in a variety of applications including smartphones, laptops, tablets, AR/VR headsets, wearables, home theater systems, automotive entertainment systems and professional audio systems. We have an extensive portfolio of products: amplifiers; "codecs," which are components that integrate analog-to-digital converters ("ADCs") and digital-to-analog converters ("DACs") into a single integrated circuit ("IC"); "smart codecs," which are codecs with integrated digital signal processing; and standalone digital signal processors ("DSPs"). Additionally, the Company's SoundClear® technology consists of a broad portfolio of tools, software and algorithms that help to differentiate our customers' products by improving the user experience with features such as louder, high-fidelity sound, high-quality audio playback, voice capture, and hearing augmentation.


HPMS PRODUCTS


Drawing on our extensive mixed-signal design and low-power processing expertise, Cirrus Logic has expanded beyond our traditional audio domain to now also provide a range of HPMS products, such as camera controllers, haptic and sensing solutions, and battery and power ICs. These products are primarily used in smartphones to help deliver a more immersive and compelling user experience while also improving battery health and performance. This product line also includes legacy industrial and energy applications such as digital utility meters, power supplies, energy control, energy measurement and energy exploration.

Customers, Marketing, and Sales

We offer products worldwide through both direct and indirect sales channels. Our major customers are among the world's leading electronics manufacturers. We target both large existing and emerging customers that obtain value from our expertise in advanced analog and mixed-signal design processing, systems-level integrated circuit engineering and embedded software development. We derive our revenues from both domestic and international sales. Our domestic sales force includes direct sales offices located primarily in California and Texas. International sales offices and staff are located in Japan, People's Republic of China, Singapore, South Korea, Taiwan, and the United Kingdom. We supplement our direct sales force with external sales representatives and distributors. Our worldwide sales force provides geographically specific support to our customers and specialized selling of product lines with unique customer bases. See Note 20—Segment Information, of the Notes to Consolidated Financial Statements contained in Item 8 for further detail and for additional disclosure regarding sales and property, plant and equipment, net, by geographic locations.

Since the components we produce are largely proprietary and generally not available from secondary sources, we generally consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, through distributors, or indirectly from third-party manufacturers contracted to produce their designs. For fiscal year 2024, 2023 and 2022, our ten largest end customers, represented approximately 95 percent, 92 percent and 93 percent of our sales, respectively. For fiscal years 2024, 2023, and 2022, we had one end customer, Apple, Inc., who purchased through multiple contract manufacturers and represented approximately 87 percent, 83 percent, and 79 percent, of the Company's total sales, respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2024, 2023, or 2022.

Manufacturing

As a fabless semiconductor company, we contract with third parties for wafer fabrication and product assembly and test. We use a variety of foundries in the production of wafers, primarily supplied by GLOBALFOUNDRIES Inc., ("GlobalFoundries") and Taiwan Semiconductor Manufacturing Company, Limited ("TSMC"). In fiscal year 2022, the Company entered a Capacity Reservation and Wafer Supply Commitment Agreement with GlobalFoundries to reserve capacity and set wafer pricing for products purchased pursuant to the agreement through calendar year 2026. See Note 15 — Commitments and Contingencies of the Notes to the Consolidated Financial Statements for additional details. The Company's primary assembly and test houses include Advanced Semiconductor Engineering, Inc., STATS ChipPAC Pte. Ltd., Amkor Technology, Inc., SFA Semicon Co., Ltd., and Siliconware Precision Industries Co., Ltd. Our outsourced manufacturing strategy allows us to concentrate on our design strengths and minimize fixed costs and capital expenditures while giving us access to advanced manufacturing facilities. It also provides the flexibility to source multiple leading-edge technologies through strategic relationships. After wafer fabrication by the foundry, third-party assembly vendors package the wafer die. The finished products are then tested before shipment to our customers. While we believe we are able to mitigate certain risks in the fabrication processes by using multiple outside foundries, an interruption of supply by one or more of these foundries could materially impact the Company. We maintain business interruption insurance to help reduce the risk of wafer supply interruption; however, the impact of an interruption could exceed our insurance. Our supply chain management organization is responsible for the management of all aspects of the fabrication, assembly, and testing of our products, including process and package development, test program development, and production testing of products in accordance with our ISO-certified quality management system.

Although our products are made from basic materials (principally silicon, metals and plastics), all of which are available from a number of suppliers, capacity at wafer foundries sometimes becomes constrained. The limited availability of certain materials may impact our suppliers' ability to meet our demand needs or impact the price we are charged. The prices of certain other basic materials, such as metals, gases and chemicals used in the production of circuits can increase as demand grows for these basic commodities. In most cases, we do not procure these materials ourselves; nevertheless, we are reliant on such materials for manufacturing our products because our outside foundry and package and test subcontractors must procure them. To help mitigate risks associated with constrained capacity, we use multiple foundries and assembly and test sources.

Patents, Licenses and Trademarks

We rely on patent, copyright, trademark, and trade secret laws to protect our intellectual property, products, and technology. As of March 30, 2024, we held approximately 3,880 pending and issued patents worldwide, which include approximately 1,500 granted U.S. patents, 360 U.S. pending patent applications and various international patents and applications. Our U.S. patents expire in calendar years 2024 through 2045. While our patents are an important element of our success, our business as a whole is not dependent on any one patent or group of patents. We do not anticipate any material effect on our business due to any patents expiring in 2024, and we continue to obtain new patents through our ongoing research and development.

We have maintained U.S. federal trademark registrations for CIRRUS LOGIC, CIRRUS, Cirrus Logic logo designs, and SoundClear, among others. These U.S. registrations may be renewed as long as the marks continue to be used in interstate commerce. We have also filed or obtained foreign registration for these marks in other countries or jurisdictions where we conduct, or anticipate conducting, international business. To complement our own research and development efforts, we have also licensed and expect to continue to license, a variety of intellectual property and technologies important to our business from third parties.

Segments

We determine our operating segments in accordance with Financial Accounting Standards Board ("FASB") guidelines. Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker ("CODM") as defined by these guidelines.

The Company operates and tracks its results in one reportable segment, but reports revenue performance in two product lines: Audio and HPMS. Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources. Our product lines have similar characteristics and customers and share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no discrete financial information maintained for these product lines.

See Note 10 — Revenues of the Notes to Consolidated Financial Statements contained in Item 8 for further details including sales by product line. See Note 20 — Segment Information, for details on sales and property, plant and equipment, net, by geographic locations.

Research and Development

We concentrate our research and development efforts on the design and development of new products for each of our principal markets. We also fund certain advanced-process technology development, as well as other emerging product opportunities. Our future success is highly dependent upon our ability to develop complex new products, transfer new products to volume production, introduce them into the marketplace in a timely fashion, and have them selected for design into products of systems manufacturers. Our future success may also depend on assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp.

Competition

Markets for our products are highly competitive, and we expect that competition will continue to increase. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit key engineering talent, execute on new product developments, partner with customers to create compelling products for their applications and provide cost efficient versions of existing products. We compete with other semiconductor suppliers that offer standard semiconductors, application-specific standard products and fully customized ICs, including embedded software, chip and board-level products.

While no single company competes with us across all our product lines, we face significant competition in all markets where our products are available. Cirrus Logic is a leading supplier of audio and high-performance mixed-signal processing solutions including boosted amplifiers, codecs, smart codecs, camera controllers, haptic and sensing solutions, and battery and power ICs. We expect to face additional competition from new entrants in our markets, which may include both large domestic and international IC manufacturers, as well as smaller, emerging companies. Our primary competitors include, but are not limited to, AKM Semiconductor Inc., Analog Devices Inc., Realtek Semiconductor Corporation, Renesas Electronics Corporation, Shanghai Awinic Technology Co., Ltd., Shenzhen Goodix Technology Co, Ltd., Skyworks Solutions Inc., ST Microelectronics N.V., Synaptics Incorporated and Texas Instruments, Inc.

The principal competitive factors in our markets include: time to market; quality of hardware/software design and end-market systems expertise; price; product performance, features, quality and compatibility with standards; access to advanced process and packaging technologies at competitive prices; and sales and technical support, which includes assisting our customers with integration of our components into their new products and providing support from the concept stage through design, launch and production ramp.

Product life cycles may vary greatly by product category. For example, many consumer products have shorter design-in cycles; therefore, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. Conversely, this also provides us frequent opportunities to displace competitors in products that have previously not utilized our design.

Backlog

Sales are made primarily pursuant to short-term purchase orders for delivery of products. The quantity actually ordered by the customer, as well as the shipment schedules, are frequently revised, without significant penalty, to reflect changes in the customer's needs. The majority of our backlog is typically requested for delivery within six months. In markets where the end system life cycles are relatively short, customers typically request delivery in six to twelve weeks. We believe a backlog analysis at any given time gives little indication of our future business except on a short-term basis, principally within the next 60 days.

We utilize backlog as an indicator to assist us in production planning. However, backlog is influenced by several factors including market demand, pricing, and customer order patterns in reaction to product lead times. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery because of changes in customer needs or industry conditions. As a result, we believe that our backlog at any given time is an incomplete indicator of future sales.

Governmental Regulations

Our business and operations around the world are subject to government regulation at the national, state or local level addressing, among other matters, applicable environmental laws, health and safety laws and regulations, and laws relating to export controls and economic sanctions.

We believe that our properties and operations comply in all material respects with applicable laws protecting the environment and worker health and safety. As a fabless semiconductor company, we do not manufacture our own products but do maintain research and laboratory space at certain of our facilities to facilitate the development, evaluation, and testing of our products. These laboratories may maintain small quantities of hazardous materials. While we believe we are in material compliance with applicable law concerning the safeguarding of these materials and with respect to other matters relating to health, safety and the environment, the risk of liability relating to hazardous conditions or materials cannot be eliminated completely. To date, we have not incurred significant expenditures relating to environmental compliance at our facilities.

In addition to environmental and worker health and safety laws, our business is subject to various rules and regulations and executive orders relating to export controls and trade sanctions. Certain of our products are subject to the Export Administration Regulations ("EAR"), which are administered by the United States Department of Commerce's Bureau of Industry and Security ("BIS"), and we may from time to time be required to obtain an export license before we can export certain products or technology to specified countries or customers. In addition, the EAR imposes broad controls on entities listed on sanctioned persons lists, including the BIS Entity List. If one of our customers is listed on the BIS Entity List or another U.S. government sanctioned persons' list, we may be precluded from doing business with that customer. For example, certain of our Chinese customers, or their affiliated entities, have been added to the BIS Entity List, which limits our ability to support these customers. We cannot guarantee that export control restrictions or sanctions imposed in the future will not prevent, or materially limit, our ability to conduct business with certain customers or in certain countries. Any failure to comply with these laws could result in governmental enforcement actions, including substantial monetary penalties and denial of export privileges.

For further discussion relating to the potential effects that compliance with government regulation may have upon our business, refer to "Item 1A. Risk Factors."

Human Capital

Our long-term success depends, in part, on attracting and retaining highly qualified technical, marketing, engineering and administrative talent. At Cirrus Logic, our goal is to maintain an employee-centric culture that encourages innovation, teamwork, and individual growth. The Company strives to cultivate an inclusive workplace where all employees feel they belong, diverse backgrounds and perspectives are valued, and everyone has an opportunity to reach their full potential. Additionally, we value our employees' feedback and regularly seek their input. This enables us to collect information that helps to identify and address challenges and continuously improve.

We believe that we offer competitive compensation, learning and development programs, and health and wellness benefits, designed to improve the quality of our employees' lives. Cirrus Logic prides itself on providing continuous learning and development opportunities, such as, technical training and professional development programs to support our employees' growth. Our comprehensive benefits, such as health insurance coverage and emotional well-being support are tailored for each country. Our benefits focus on family care, including fertility coverage, paid parental leave, subsidized daycare and backup care for children and elders, benefits for surrogacy and adoption assistance programs, and programs for new parents. The Company also provides fitness facilities and classes at several locations, as well as other employee benefits including health screenings, COVID-19 testing and vaccinations, flu shots, free confidential virtual mental health support, and ergonomic assessments. Cirrus Logic provides retirement planning programs with matching contributions, such as a 401(k) plan in the United States and defined contribution pension plans for our employees in other countries.

We believe that these benefits, combined with our employee-centric culture, contribute to low voluntary employee turnover. In fiscal year 2024, our voluntary turnover rate was 6 percent, below the technology industry benchmarks (2023 Radford Salary Increase and Turnover Study).

As of March 30, 2024, we had 1,625 employees, 99 percent of whom were full-time, 72 percent were engaged in research and product development activities, 23 percent in sales, marketing, general and administrative activities, and 5 percent in manufacturing-related activities. As of March 30, 2024, 14 percent of our employees worldwide were foreign nationals and 64 percent of our total workforce reside in the U.S., with 36 percent residing offshore. We also employ individuals on a temporary basis and use the services of contractors as necessary. We have never had a work stoppage, and the majority of our employees are not represented by collective bargaining agreements.

We believe that diverse teams fuel innovation, and we are committed to creating an inclusive culture that supports all employees, regardless of gender, veteran status, race, ethnicity, or ability. As of March 30, 2024, our global workforce was 81 percent male and 19 percent female, and based on self-reported identification, our workforce in the United States was composed of 53 percent White, 35 percent Asian, 8 percent Hispanic or Latino, 2 percent Black or African American, and 2 percent Other.

Cirrus Logic is committed to promoting a safe, secure, and productive environment for our employees, customers, and visitors. Our global health and safety policy outlines our commitment to employees. Employees working in our research facilities receive specialized, role-specific health and safety training. The Company takes measures to reduce employee exposure to potential health hazards in our offices and research facilities and conducts regular inspections to maintain a safe and healthy work environment. A risk management system also provides technicians with additional data and information on the potential hazards associated with certain chemicals. In fiscal year 2024, the Company had no monetary losses as a result of legal proceedings associated with employee health and safety violations, and have not received any notices of violation related to health and safety at our facilities, nor have we ever had a work-related fatality. Additionally, in calendar year 2023, we reported zero recordable and lost-time incidents to the U.S. Occupational Safety and Health Administration.

Following the Covid-19 pandemic, our employees have returned to working in the office at least two days per week. We believe it is important to create opportunities for our hybrid workforce to collaborate and to make connections with their colleagues, supporting our culture of innovation.

For more information on the commitment to our employees and other Environmental, Social and Governance ("ESG") topics visit https://www.cirrus.com/company/esg. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 1A. *Risk Factors*

Our business faces significant risks. The risk factors set forth below may not be the only risks that we face and there is a risk that we may have failed to identify all possible risk factors. Additional risks that we are not aware of yet or that currently are not material may adversely affect our business operations. You should read the following cautionary statements in conjunction with the factors discussed elsewhere in this and other Cirrus Logic filings with the SEC. These cautionary statements are intended to highlight certain factors that may affect the financial condition and results of operations of Cirrus Logic and are not meant to be an exhaustive discussion of all of the risks that may be associated with an investment in our securities.

Summary of Risk Factors

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this "*Item 1A. Risk Factors*" section and should not be relied upon as an exhaustive summary of the material risks facing our business.

Business & Operational Risks

- Risks related to dependence on a limited number of customers and distributors and a lack of diversification in our revenue base, including risks related to the loss of, or a significant reduction in orders from, or pricing on products sold to, any key customer or distributor

- Risks related to third-party manufacturing and supply chain relationships

- Risks related to our long-term capacity reservation and wafer supply agreement with GlobalFoundries

- Risks related to fluctuation in sales in the consumer electronics and smartphone markets

- Risks related to global economic conditions, including economic downturns or recessions and the effects of inflationary pressures

- Risks related to our international operations, including government trade policies and delays or disruptions to our international subcontractors, which may be impacted by political/economic factors

- Risks related to system security, cyber-attacks, and data breaches

- Risks related to strong competition in the semiconductor market, including competition to attract, hire, and retain highly qualified personnel

- Risks related to our fabless business model

- Risks related to the use or application of emerging technologies, including artificial intelligence

- Risks related to acquiring other companies or technologies

- Risks related to product concentration, difficulty in forecasting sales due to customers' ability to cancel or reschedule orders, and declining average selling prices

Strategic & Industry Risks

▪ Risks related to joint development or other custom product collaborations, including the development of products for specific system architectures

▪ Risks related to the timely development, production, and acceptance of new and advanced technologies while complying with increasingly stringent environmental regulations

▪ Risks related to increasing complexity of our products and the potential for security vulnerabilities or other product defects and difficulties in transitioning to advanced manufacturing process technologies

▪ Risks related to changes in the system architecture of our customers' end products

▪ Risks related to our ability to protect our intellectual property rights

Financial Risks

▪ Risks related to exposure to tax liabilities and changes in tax laws

▪ Risks related to fluctuations in inventory, including risks related to our customers' ability to cancel/ reschedule orders on short notice

▪ Risks related to fluctuations in operating results, stock price, and foreign currency exposures

▪ Risks related to debt obligations, including under our Second Amended Credit Agreement

Legal & General Risks

▪ Risks related to intellectual property claims and litigation and export control regulations

▪ Risks related to certain provisions of Delaware law and our Certificate of Incorporation and Bylaws

▪ Risks related to corporate social responsibility initiatives and ESG matters

▪ Risks related to owning real property

Business and Operational Risks

We depend on a limited number of customers and distributors for a substantial portion of our sales, and the loss of, or a significant reduction in orders from, or pricing on products sold to, any key customer or distributor could significantly reduce our sales and our profitability.

While we generate sales from a broad base of customers worldwide, the loss of any of our key customers, or a significant reduction in sales or selling prices to any key customer, or reductions in selling prices made to retain key customer relationships, would significantly reduce our revenue, margins, and earnings and adversely affect our business. For the twelve-month periods ending March 30, 2024, March 25, 2023, and March 26, 2022, our ten largest end customers represented approximately 95 percent, 92 percent and 93 percent of our sales, respectively. For the twelve-month periods ending March 30, 2024, March 25, 2023, and March 26, 2022, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 87 percent, 83 percent and 79 percent of the Company's total sales, respectively.

We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including:

▪ most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;

▪ our agreements with our customers typically do not require them to purchase a minimum quantity of our products;

▪ many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;

- many of our customers have sufficient resources to internally develop technology solutions and semiconductor components that could replace the products that we currently supply in our customers' end products;

- our customers face intense competition from other manufacturers that do not use our products;

- our customers may be subject to investigations and litigation that could result in injunctive or other relief that negatively impacts sales of their products, which in turn would result in a decrease in demand for our products;

- our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and their ability to either obtain or dual-source components from other suppliers; and

- our current customers may be hesitant in some cases to award new business to us based on their desire to manage their supply chain risks around any potential over-dependence on a supplier or supply chain.

In addition, our dependence on a limited number of key customers may make it easier for them to demand favorable commercial terms or to pressure us on price reductions or to not accept price increases resulting from unexpected or additional cost increases or fees associated with our suppliers. We have experienced pricing pressure from certain key customers, and we expect that the average selling prices ("ASPs") for certain of our products will decline from time to time, potentially reducing our revenue, margins, and earnings.

Our key customer relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet tight development schedules. In addition, we have entered, and may again enter in the future, into customer agreements providing for exclusivity periods during which we may only sell specified products or technology to a specific customer. Even without exclusivity periods, the products that we develop are often specific to our customer's system architecture and frequently cannot be sold to other customers. Accordingly, we have in the past and may in the future devote a substantial amount of resources to strategic relationships, which could detract from or delay our completion of other important development projects or the development of next-generation products and technologies, and notwithstanding our efforts, our customers may not be obligated to purchase new products that we develop for them, which could impact our operating results, financial condition, and cash flows. For example, in April 2023, we were informed that a new product that we had developed for a key customer for introduction in the fall of calendar 2023 was no longer expected to come to market as planned.

Our reliance on certain customers may continue to increase, which could heighten the risks associated with having key customers, including making us more vulnerable to significant reductions in revenue, margins, and earnings; pricing pressure; and other adverse effects on our business.

We are dependent on third-party manufacturing and supply chain relationships for all of our products. Our reliance on third-party foundries and suppliers involves certain risks that may result in increased costs, delays in meeting our customers' demand, and loss of revenue.

We do not own or operate a semiconductor fabrication facility and do not have the resources to manufacture our products internally. We use third parties to fabricate, assemble, package, and test the vast majority of our products. As a result, we are subject to risks associated with these third parties, including:

- insufficient capacity available to meet our demand on time;

- inability of our suppliers to obtain the equipment or replacement parts necessary to fully operate their facilities or expand available manufacturing capacity;

- inadequate manufacturing yields and excessive costs;

- inability of these third parties to obtain an adequate supply of raw materials;

- extended lead times on supplies used in the manufacturing of our products;

- difficulties selecting and integrating new subcontractors;

- limited warranties on products supplied to us;

- potential increases in prices (including the cost of freight); and

- increased exposure to potential misappropriation of our intellectual property.

Outside of our long-term supply agreement for wafer fabrication supply with GlobalFoundries, our outside foundries and assembly and test suppliers generally manufacture our products on a purchase order basis, and we have few other long-term supply arrangements with these suppliers. Therefore, our third-party manufacturers and suppliers are not obligated to supply us with products for any specific period of time, quantity, or price, except as may be provided in any particular purchase order or in relation to an existing supply agreement. A manufacturing or supply disruption experienced by one or more of our outside suppliers or a disruption of our relationship with an outside foundry could negatively impact the production of certain of our products for a substantial period of time.

We have experienced the effects of industry-wide manufacturing capacity constraints. These supply challenges have impacted, and may continue to impact, our ability to fully satisfy increases in demand for some of our products. We do not typically manufacture the majority of these products at more than one foundry or more than one assembly and test subcontractor, and the costs and effort associated with the potential transfer of any portion of our supply chain to a backup supplier would likely be substantial. Therefore, if one or more of our third-party manufacturers and suppliers are not able to provide us sufficient capacity to meet our current demand, we may not be able to ship our products to customers on time and in the quantity requested, which could cause an unanticipated decline in our sales and damage our existing customer relationships and our ability to establish new customer relationships. Capacity constraints could further result in increased prices in our supply chain, which, if we are unable to increase our selling prices or if we have previously committed to pricing, could result in lower revenues and margins that could adversely affect our financial results.

In addition, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries can lead to reduced yields of our products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between our manufacturer and us. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate, and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships.

In some cases, our requirements may represent a small portion of the total production of the third-party suppliers. As a result, we are subject to the risk that a producer will cease production of an older or lower-volume process that it uses to produce our parts. We cannot provide any assurance that our external foundries will continue to devote resources to the production of parts for our products or continue to advance the process design technologies on which the manufacturing of our products are based. Each of these events could increase our costs, lower our gross margin, and cause us to hold more inventories, or materially impact our ability to deliver our products on time.

We have a long-term capacity reservation and wafer supply agreement with GlobalFoundries, which includes obligations to purchase wafers from GlobalFoundries through calendar year 2026. If our requirements are different from the number of wafers that we have committed to purchase from GlobalFoundries, or if GlobalFoundries is not able to satisfy our manufacturing requirements, our results of operations and financial condition could be adversely impacted.

In 2021, in an effort to alleviate some of our future expected supply constraints, the Company entered into a Capacity Reservation and Wafer Supply Commitment Agreement with GlobalFoundries on July 28, 2021 to reserve capacity and set wafer pricing for products purchased pursuant to the agreement through 2026.

Although we believe this agreement is a good use of our financial resources and secures capacity for certain products through 2026, the agreement with GlobalFoundries involves certain risks that may result in excess inventory, place us at a competitive disadvantage, have a negative impact on our liquidity, or adversely affect our results of operations and financial condition. Pursuant to the agreement, the Company is required to purchase, and GlobalFoundries is required to supply, a certain number of wafers on a quarterly basis. Customers, on occasion, cancel, reschedule orders, or change future product plans on short notice, which can lead to our actual wafer requirements being less than the number of wafers required to meet the applicable wafer purchase requirements, potentially resulting in excess inventory or higher inventory unit costs, both of which may adversely impact our gross margin and our results of operations.

Additionally, the agreement sets forth pricing for wafer purchases pursuant to the agreement through 2026. If market conditions change and wafer prices in the market decrease significantly below what is contemplated in the agreement, the agreement may put us at a competitive disadvantage relative to our competitors.

Even with a long-term supply agreement, we are still subject to risks that GlobalFoundries will be unable to meet their supply commitments, achieve anticipated manufacturing yields, manufacture our products on a timely basis, or provide additional wafer capacity beyond its current contractual commitments sufficient to meet our customers' product demands. If so, we may experience delays in product launches or supply shortages for certain products, which could cause an unanticipated decline in our sales and damage our existing customer relationships and our ability to establish new customer relationships. In addition, if GlobalFoundries experiences financial difficulties or goes into bankruptcy, it could be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments made as part of the agreement.

Any of the foregoing could materially harm our liquidity, financial condition and results of operations and could put us at a disadvantage relative to our competitors.

Changes in government trade policies, including the imposition of tariffs and export restrictions, could have an adverse impact on our business operations and sales.

The United States or foreign governments may enact changes in government trade policies that could adversely impact our ability to sell products in certain countries. For example, the U.S. government has imposed tariffs on certain Chinese imports and, in return, the Chinese government has imposed or proposed tariffs on certain U.S. products. Additionally, export restrictions imposed by the U.S. government, including the addition of licensing requirements by the United States Department of Commerce's Bureau of Industry and Security ("BIS") through the addition of companies to the BIS Entity List, as well as trade restrictions imposed by the U.S. related to goods imported from regions in China with records of forced labor and other human rights issues, may require us to suspend our business with certain international customers and/or manufacturing entities if we conclude or are notified by the U.S. government that such business presents a risk of noncompliance with U.S. regulations.

We cannot predict what actions may be taken with respect to tariffs or trade relations, what products may be subject to such actions, or what actions may be taken by other countries in response. It also may not be possible to anticipate the timing or duration of such tariffs, export restrictions, or other regulatory actions. These government trade policies may materially adversely affect our sales and operations with current customers as well as impede our ability to develop relationships with new customers.

While we have received licenses from the U.S. government to export certain items to companies on the BIS Entity List, there can be no assurances that we will be able to continue to obtain or maintain licenses for the manufacture or sale of future products or for other entities if the U.S government adds other companies to the BIS Entity List and/or subjects them to additional trade restrictions. Despite our receipt of licenses, BIS Entity List restrictions may also encourage foreign customers to seek a greater supply of similar or substitute products from competitors or other third parties who are not subject to these restrictions or to develop their own solutions, especially as the Chinese government develops its domestic semiconductor industry. If export restrictions and tariffs are sustained for a long period of time, or increased, or if other export restrictions are imposed in the future, our long-term competitiveness as a supplier, particularly in China, will likely be impacted.

There is a risk of further escalation and retaliatory actions between the U.S. and other foreign governments. If significant tariffs or other restrictions are placed on goods exported from China or any related counter-measures are taken, our revenue and results of operations may be materially harmed. These tariffs may also make our customers' products more expensive for consumers, which may reduce consumer demand.

The U.S. government also may seek to implement more protective trade measures, not just with respect to China but with respect to other countries as well. This could include new or higher tariffs and even more restrictive trade barriers, such as prohibiting certain types of, or all, sales of certain products or products sold by certain parties into the U.S. Any increased trade barriers or restrictions on global trade could have a materially adverse impact on our business and financial results.

Our results may be affected by fluctuation in sales in the consumer electronics and smartphone markets.

Because we sell products primarily in the consumer electronics and smartphone markets, we are likely to be affected by any decrease in demand or unit volumes, seasonality in the sales of our products, and the cyclical nature of these markets. We have experienced, and expect to continue to experience, slowing growth in a maturing smartphone market, due to, among other factors, market saturation in developed countries, lengthening replacement cycles, and a growing market for refurbished devices. Further, a decline in consumer confidence and consumer spending relating to economic conditions, inflationary pressures, terrorist attacks, armed conflicts, oil prices, global health conditions, natural disasters, and/or the political stability of countries in which we operate or sell products could have an adverse effect on consumer demand in these markets, which would likely impact our business, operating results, and financial condition.

We may be adversely impacted by global economic conditions. As a result, our financial results and the market price of our common shares may decline.

We have been and may continue to be adversely impacted by global economic conditions. Global economic conditions could make it difficult for our customers, our suppliers, and us to accurately forecast and plan future business activities and could cause global businesses to defer or reduce spending on our products, or increase the costs of manufacturing our products. During challenging economic times our customers and distributors may face issues gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would increase. Additionally, if our own supply chain or others from whom our customers source are financially impacted and ultimately unable to deliver their required component(s), then our customers may delay or cancel their orders from us.

We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery. However, inflation continues to be an issue in the U.S. and overseas, resulting in rising transportation, wages, and other costs. Inflation has and may continue to increase our cost of labor, manufacturing, and other costs. If our costs continue to be subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased prices or revenues. Our inability or failure to do so could harm our business, financial condition, and results of operations. In addition, inflationary pressures could also result in a decline in consumer confidence and spending, potentially impacting demand for our customers' end products in the consumer electronics and smartphone markets. Any such decline would likely impact our business, operating results, and financial condition.

Moreover, we regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit or at financial institutions located outside the U.S. where FDIC insurance does not apply. If a depository institution fails to return our deposits or if a depository institution is subject to other adverse conditions in the financial or credit markets, there is no guarantee that we have access to such uninsured deposits, which could restrict access to our cash or cash equivalents and could adversely impact our operating liquidity, financial condition, and results of operations.

The lack of diversification in our revenue and customer base increases the risk of an investment in our company, and our consolidated financial condition, results of operations, and stock price may deteriorate if we fail to diversify.

Although we continuously explore opportunities to diversify our revenue and customer base, our sales, marketing, and development efforts have historically been focused on a limited number of customers and opportunities. Many companies have the ability to manage their risk by product, market, and customer diversification. However, we lack diversification, in terms of both the nature and scope of our business, which increases the risk of an investment in our company. If we cannot diversify our customer and revenue opportunities, our financial condition and results of operations could deteriorate.

System security and data breaches, cyber-attacks and other related cyber security incidents could disrupt our internal operations and/or supply chain, result in the loss of our, our customers', and our suppliers' proprietary and confidential information, adversely impact our reputation and business, and result in potentially significant expenses, costs, liabilities and other negative consequences, any or all of which could adversely affect results of operations and our stock price.

Despite implementing security measures, we are subject to risk, both at Cirrus Logic and through our supply chain, of attack from malicious threat actors, which could include agents of organized crime or nation-state or nation-state supported actors. We manage and store various proprietary information and sensitive or confidential data relating to our business and our employees. In addition, we manage and store a significant amount of proprietary and sensitive or confidential information from third parties, such as our customers and suppliers. Unauthorized insiders and/or third-party threat actors may be able to penetrate our security measures, evade our controls, or exploit vulnerabilities in our systems or our third-party providers' systems and misappropriate or compromise our, our customers' or our suppliers' proprietary and confidential information, including intellectual property and personal information of our current and former employees, create system disruptions, or cause shutdowns. Threat actors also may be able to develop and deploy viruses, worms, phishing attempts, ransomware, and other malicious software that attack our websites, computer systems, access to critical information, products, or otherwise exploit security vulnerabilities. The sophistication, scale and frequency of cyber-attacks has continued to increase and evolve at a rapid pace, and the risk of attack may be heightened when our employees are working remotely. The risk of state-sponsored or geopolitical-related cybersecurity incidents has also increased recently due to geopolitical tensions or incidents, such as the war in Ukraine or the Israel-Hamas war. Our prioritization of security measures and remediation of known vulnerabilities may prove inadequate and we may be unable to anticipate or protect against attacks. If an incident occurs, we may be unable to detect it for an extended period of time.

Any breach of our security measures or the loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential data about us, our customers, our suppliers or our employees, including the potential loss or disclosure of such information or data, could result in numerous risks and adverse consequences. Such consequences include remediation costs, litigation and potential liability for us, including as a result of U.S. or foreign governmental investigations or enforcement actions, penalties for violation of applicable laws or regulations, including laws and regulations in the United States and other jurisdictions relating to the collection, use and security of user and other personally identifiable information and data, damage to our brand and reputation, the loss of sales and customer or supplier relationships, negative impacts to our employee recruiting and retention, loss of intellectual property protection, risk of inadequate insurance coverage and increased insurance premiums, and numerous other financial, legal and business risks, any or all of which could harm our business, financial condition and results of operations and result in significant stock price volatility. In addition to our own systems, our business also is reliant upon the security of various third parties in our supply chain, and any breach of their systems and securities could result in our being subjected to the numerous risks and adverse consequences noted above.

Strong competition in the semiconductor market may harm our business.

Our industry is intensely competitive and is frequently characterized by rapid technological change, price erosion, technological obsolescence, and a push towards integrated circuit ("IC") component integration. Because of shortened product life cycles and even shorter design-in cycles in a number of the markets that we serve, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. As markets mature and components become commoditized, competitors that can tolerate lower margins/operating income pose a risk to our profitability and growth. In the event that competitors succeed in supplanting our products, our market share may not be sustainable and our net sales, gross margin and operating results would be adversely affected.

We compete in a number of markets. Our principal competitors in these markets include AKM Semiconductor Inc., Analog Devices Inc., Realtek Semiconductor Corporation, Renesas Electronics Corporation, Shanghai Awinic Technology Co., Ltd., Shenzhen Goodix Technology Co, Ltd., Skyworks Solutions Inc., ST Microelectronics N.V., Synaptics Incorporated and Texas Instruments, Inc.

Many of these competitors have greater financial, engineering, manufacturing, marketing, technical, distribution, and other resources; broader product lines; and broader intellectual property portfolios. We also expect intensified competition from emerging companies and from customers who develop their own IC products or other technologies. In addition, some of our current and future competitors maintain their own fabrication facilities, which could benefit them in connection with cost, capacity, and technical issues.

We cannot provide assurances that we will be able to compete successfully in the future or that competitive pressures will not adversely affect our financial condition and results of operations. Competitive pressures could reduce market acceptance of our products, reduce selling prices, and increase expenses, which could adversely affect our business and financial condition.

Because we operate a fabless business model, we may not be eligible for certain U.S. government incentives and tax credits offered to promote domestic semiconductor production.

From time to time, governments may provide subsidies or make other investments that could give competitive advantages to certain semiconductor companies. For example, in 2022, the U.S. government passed the Creating Helpful Incentives to Produce Semiconductors & Sciences Act to provide $52.7 billion of funding to U.S.-based semiconductor companies to promote domestic production. Because we operate a fabless business model, we may not be eligible for such incentives from the U.S. government at this time. However, many of our current and future competitors maintain their own fabrication facilities and may secure such funding, which could benefit them in connection with cost, capacity, and technical issues. Additionally, to remain competitive with top talent, we may need to incur additional costs to provide certain additional benefits even though we are not receiving subsidies or other government funding. These competitive pressures could adversely affect our business, financial condition, and results of operations.

If we fail to attract, hire and retain qualified personnel, we may not be able to develop, market, or sell our products or successfully manage our business.

Competition for highly qualified personnel in our industry, particularly for employees with technical backgrounds, is intense. Some companies in our industry have adopted flexible remote work arrangements providing more flexibility than ours that further increase competition for talent. Accordingly, we expect competition for qualified personnel to intensify because there are only a limited number of individuals in the job market with the skills that we require.

There also is a risk that changes in immigration laws and regulations, or their administration or enforcement, can impair our ability to attract and retain qualified engineering personnel. In the U.S., where a significant portion of our research and development teams are located, tightening of immigration controls may adversely affect the employment status of non-U.S. engineers and other key technical employees or further impact our ability to hire new non-U.S. employees. Moreover, certain immigration policies in the U.S. may make it more difficult for us to recruit and retain highly skilled foreign national graduates of universities in the U.S., additionally limiting the pool of available talent.

There are significant costs to the Company associated with attracting and retaining qualified personnel in key technology positions. Recruiting and employee costs, such as cash and stock-based compensation, have increased relative to historic levels and may continue to increase, which could adversely affect our results of operations. Further, the loss of the services of key personnel or our inability to hire new personnel with the requisite skills or to assimilate talent could restrict our ability to develop new products or timely enhance existing products, sell products to our customers, or manage our business effectively.

Our sales could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our customers' end products.

The products we supply our customers are typically a portion of the many components provided from multiple suppliers to complete the final assembly of an end product. If other component suppliers are unable to deliver their required component(s) for the final end product to be assembled, our customers may delay, or ultimately cancel, their orders from us. For example, shipping routes in the Middle East have been and may in the future be disrupted, lengthening the time for shipments to reach their destinations.

Because we depend on subcontractors internationally to perform key manufacturing functions for us, we are subject to political, economic, climate and natural disaster risks that could disrupt the fabrication, assembly, packaging, or testing of our products.

We depend on third-party subcontractors, primarily in Asia, for the fabrication, assembly, packaging, and testing of most of our products. International operations may be subject to a variety of risks, including political instability, global health conditions, currency controls, exchange rate fluctuations, changes in import/export regulations, tariff and freight rates, as well as the risks of natural disasters such as earthquakes, tsunamis, and floods. The potential physical impacts of climate change, including high heat events, power or water shortages, fires, rising sea levels, changes in storm patterns or intensities, or other extreme weather conditions, are uncertain and could impact operations at our subcontractors. Any disruption to our manufacturing cycle could adversely affect our operations and financial results.

Although we seek to reduce our dependence on any one subcontractor, the substantial majority of our semiconductor wafers are manufactured by TSMC at fabs in Taiwan, and GlobalFoundries in Singapore and Germany. This concentration of subcontractors and manufacturing operations, subjects us to the risks of conducting business internationally, including associated political and economic conditions. If we experience manufacturing problems at a particular location, or a supplier is unable to continue operating due to financial difficulties, natural disasters, political or economic turmoil or conflict, or other reasons, we would be required to transfer manufacturing to a backup supplier. Transferring from a primary supplier to another facility would likely result in increased production costs and a delay in production. Further, such a transition may not be possible, particularly in a supply constrained environment. There are only a few foundries that are currently available for certain advanced processing technologies that we utilize or may utilize. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships, and damage our reputation in the marketplace, any of which could harm our business, results of operations, and financial condition.

For example, we rely on several third-party suppliers located in Taiwan. Any deterioration in the social, political, or economic conditions in Taiwan, particularly as it relates to China-Taiwan relations, may disrupt our business operations and materially and adversely affect our results of operations. Similarly, our operations could be harmed, and our costs could increase, if the war in Ukraine results in a shortage of materials that our suppliers require to manufacture our products.

In addition, we are currently working with a supplier that is headquartered in Israel on the development of additional manufacturing alternatives. The declaration of war by Israel against Hamas, the rising tensions in the Middle East, and the resulting actions that may be taken by governments in response to the war could potentially impact or delay the supplier's ability to provide timely engineering support that may be required to advance our efforts to develop future manufacturing alternatives.

Risks relating to the adoption, use or application of emerging technologies, including artificial intelligence may impact financial results and could result in reputational and financial harm and liability.

Artificial intelligence ("AI") is a rapidly developing field that presents both risks and opportunities. For example, our business operations and research and development tasks may benefit from the use of AI tools. It is possible that we may not leverage this technological change as effectively as our competitors. Additionally, while we have developed internal policies to govern the use of AI, risks exist relating to the protection of data (including the potential exposure of our or our customers' proprietary and confidential information), the misuse of third-party intellectual property, or our failure to identify and correct deficiencies or inaccuracies generated by AI. Our failure to utilize AI responsibly may impact our reputation and could have a negative impact our business, operating results, and financial condition.

In general, our customers may cancel or reschedule orders on short notice without incurring significant penalties; therefore, our sales and operating results in any quarter are difficult to forecast.

In general, we rely on customers issuing purchase orders to buy our products rather than long-term supply contracts. Customers on occasion cancel, reschedule, or change future product plans on short notice without incurring significant penalties. Additionally, it is possible that some customers may place orders for our products that exceed their actual demand and may cancel all or portions of their order if circumstances change. Cancellations, reductions, or delays of orders from any significant customer could have an adverse effect on our business, financial condition, and results of operations and may require us to recognize excess inventory write-off charges.

Because our expense levels to a large extent are fixed in the short term, we likely will be unable to adjust spending on a timely basis to compensate for any unexpected shortfall in sales and our operating results could be harmed in any particular quarter.

Our products may be subject to average selling prices that decline over time. If we are unable to maintain or increase average selling prices for existing products, increase our volumes, introduce new or enhanced products with higher selling prices, or reduce our costs, our business and operating results could be harmed.

Historically in the semiconductor industry, average selling prices of products have decreased over time. Moreover, our dependence on a limited number of key customers may make it easier for key customers to pressure us to reduce prices. Further, we have made commitments not to exceed certain pricing with some key customers on some of our products, and as a result, we may not be able to pass on any unexpected or additional cost increases or fees associated with our suppliers.

If the average selling price of any of our products declines or we are unable to pass on increased supply costs to our customers, and we are unable to increase our unit volumes, introduce new or enhanced products with higher margins, and/or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our operating results may be adversely affected.

In addition, because of procurement lead times, we are limited in our ability to reduce total costs quickly in response to any reductions in prices or sales shortfalls. Because of these factors, we may experience adverse fluctuations in our future operating results on a quarterly or annual basis.

We are subject to risks relating to product concentration.

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to represent a large percentage of our revenues in the near term. Customer acceptance of these products is critical to our future success. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

- a decline in demand for any of our more significant products;

- a decline in the average selling prices of our more significant products;

- failure of our products to achieve continued market acceptance;

- competitive products;

- new technological standards or changes to existing standards that we are unable to address with our products;

- manufacturing or supply issues that prevent us from meeting our customers' demand for these products;

- a failure to release new products or enhanced versions of our existing products on a timely basis;

- the failure of our new products to achieve market acceptance; and

- any changes to a customer's future product plans.

Our international operations subject our business to additional political and economic risks that could have an adverse impact on our business.

In addition to international sales constituting a large portion of our net sales, we maintain international operations, sales, and technical support personnel. International expansion has required, and will continue to require, significant management attention and resources. There are risks inherent in expanding our presence into non-U.S. regions, including, but not limited to:

- difficulties in staffing and managing non-U.S. operations, including compliance with local employment regulations;

- failure in non-U.S. regions to adequately protect our intellectual property, patent, trademarks, copyrights, know-how, and other proprietary rights and the risk of potential theft or compromise of our intellectual property;

- global health conditions and potential natural disasters, including those resulting from climate change;

- power or water shortages or other operational disruptions, including those resulting from extreme weather conditions;

- political, social and economic instability in international regions, including wars;

- international currency controls and exchange rate fluctuations;

- financial accounting and reporting burdens and complexities;

- vulnerability to terrorist groups targeting U.S. interests abroad;

- legal uncertainty regarding liability and compliance with non-U.S. laws and regulatory requirements; and

- changing U.S. regulation of foreign operations, including potential sanctions.

If we are unable to successfully manage the demands of our international operations, it may have an adverse effect on our business, financial condition, or results of operations.

We have significant international sales, and risks associated with these sales could harm our operating results.

International sales represented 99 percent, 97 percent, and 98 percent of our net sales in fiscal year 2024, 2023, and 2022, respectively.

We expect international sales to continue to represent a significant portion of product sales. This reliance on international sales subjects us to certain risks, including risks associated with political and economic instability, global health conditions, currency controls, exchange rate fluctuations, changes in import/export regulations, and tariff and freight rates. For example, the political or economic instability in a given region may have an adverse impact on the financial position of end users in the region, which could affect future orders and harm our results of operations. Our international sales operations involve a number of other risks including, but not limited to:

- unexpected changes in government regulatory requirements;

- sales, VAT, or other indirect tax regulations and treaties and potential changes in regulations and treaties in the United States and in and between countries in which we manufacture or sell our products;

- changes to countries' banking and credit requirements;

- changes in diplomatic and trade relationships, including as a result of geopolitical conflict;

- delays resulting from difficulties in obtaining export licenses for technology, particularly in China;

- any changes in U.S. trade policy, including potential adoption and expansion of trade restrictions, higher tariffs, or cross border taxation by the U.S. government involving other countries, particularly China, that might impact overall customer demand for our products or affect our ability to manufacture and/or sell our products overseas;

- tariffs and other barriers and restrictions, particularly in China;

- competition with non-U.S. companies or other domestic companies entering non-U.S. markets in which we operate;

- longer sales and payment cycles;

- problems in collecting accounts receivable;

- the burdens of complying with a variety of non-U.S. laws; and

- changes to economic, social, or political conditions in countries such as Taiwan and China, where we have significant operations.

In addition, our competitive position may be affected by the exchange rate of the U.S. dollar against other currencies. While our sales are predominately denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products in non-U.S. markets and make our products relatively more expensive. We cannot provide assurances that regulatory, political, and other factors will not adversely affect our operations in the future or require us to modify our current business practices.

We may acquire other companies or technologies, which may create additional risks, including risks associated with our ability to successfully integrate these acquisitions into our business.

We continue to consider future acquisitions of other companies, or their technologies or products, to improve our market position, broaden our technological capabilities, and expand our product offerings. Acquiring companies or technologies involves a number of risks, including, but not limited to:

- the potential disruption of our ongoing business;

- unexpected costs or incurring unknown liabilities;

- the diversion of management resources from other strategic and operational issues;

- the inability to retain the employees of the acquired businesses;

- difficulties relating to integrating the operations and personnel of the acquired businesses;

- adverse effects on our existing customer relationships or the existing customer relationships of acquired businesses;

- the potential incompatibility of the acquired business or their business customers;

- adverse effects associated with entering into markets and acquiring technologies in areas in which we have little experience; and

- acquired intangible assets, including goodwill, becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired business. For example, during the fourth quarter of fiscal year 2023, we revalued the acquired intangible assets from the acquisition of Lion Semiconductor and recorded an impairment charge of $85.8 million related to the acquired intangible assets. For further detail, see Note 7, "Intangibles, net and Goodwill."

If we are unable to successfully address any of these risks, our business could be harmed.

Strategic and Industry Risks

We have entered into, and may enter into in the future, joint development agreements, custom product arrangements, and strategic relationships with some of our largest customers. These arrangements subject us to a number of risks, and any failure to execute on any of these arrangements could have a material adverse effect on our business, results of operations, and financial condition.

We have entered into, and may enter into in the future, joint development, product collaboration and technology licensing arrangements with some of our largest customers, and we expect to enter into new strategic arrangements of these kinds from time to time in the future. Such arrangements can magnify several risks for us, including loss of control over the development and development timeline of jointly developed products, risks associated with the ownership of the intellectual property developed pursuant to such arrangements, and increased risk that our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion. In addition, any third party with whom we enter into a joint development, product collaboration, or technology licensing arrangement may fail to commit sufficient resources to the project, change its policies or priorities, or abandon or fail to perform its obligations related to such arrangement. We have previously and may in the future enter into customer product arrangements that provide for exclusivity periods during which we may only sell specified products or technologies to that particular customer. Any failure to timely develop commercially successful products through our joint development activities as a result of any of these and other challenges could have a material adverse effect on our business, results of operations, and financial condition.

Our failure to develop and ramp new products into production in a timely manner could harm our operating results.

Our success depends upon our ability to develop new products for new and existing customers, and to introduce these products in a timely and cost-effective manner. The development of new products involves significant investment and is highly complex. From time-to-time, we have experienced delays in developing and introducing these new products. Successful product development and introduction depend on a number of factors including, but not limited to:

- proper new product definition;

- timely completion of design and testing of new products;

- assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp;

- successfully developing and implementing software necessary to integrate our products into our customers' products;

- achievement of acceptable manufacturing yields;

- availability of wafer fabrication, assembly, and test capacity; and

- market acceptance of our products and the products of our customers.

Both sales and/or margins may be materially affected if new product introductions are delayed, or if our products are not designed into successive generations of new or existing customers' products. Our failure to develop and introduce new products successfully could harm our business and operating results.

In addition, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of new foundries can lead to complications resulting in delays and/or reduced yields of our products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between our manufacturer and us. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate, and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships.

Our products are increasingly complex and could contain defects, which could result in material costs to us.

Product development in the markets we serve is becoming more focused on the integration of multiple functions on individual devices. There is a general trend towards increasingly complex products, including software or firmware developed by us and/or third parties. The greater integration of functions and complexity of operations of our products increases the risk that we or our customers or end users could discover latent defects or subtle faults after volumes of product have been shipped. Quality and reliability issues could result in material costs and other adverse consequences to us, including, but not limited to:

- reduced margins;

- damage to our reputation;

- replacement costs for product warranty and support;

- payments to our customers related to recall claims, or the delivery of product replacements as part of a recall claim, as a result of various industry or business practices, contractual requirements, or in order to maintain good customer relationships;

- an adverse impact to our customer relationships by the occurrence of significant defects;

- a delay in recognition or loss of revenues, loss of market share, or failure to achieve market acceptance;

- writing off or reserving the value of inventory of such products; and

- a diversion of the attention of our engineering personnel from our product development efforts.

In addition, any defects or other problems with our products could result in financial losses or other damages to our customers who could seek damages from us for their losses. A product liability or warranty claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In particular, the sale of systems and components that are incorporated into certain applications for the automotive industry involves a high degree of risk that such claims may be made.

While we believe that we are reasonably insured against some of these risks and that we have attempted to contractually limit our financial exposure with many of our customers, a warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a customer product recall, could have material adverse effects on our business, results of operations, and financial condition.

Security vulnerabilities may exist in our products, which could expose us to significant costs and damage our business.

Our hardware and software products, including software tools deployed by our customers, may be vulnerable to cyber-attacks. An attack could disrupt the proper functioning of our products, disrupt or cause errors in our customers' products, allow unauthorized access to our or our customers' proprietary information, or cause other destructive outcomes. A failure to prevent or mitigate such an attack could harm our business reputation, diminish our competitive position in the market, and expose us to significant expense and liability.

The costs to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, phishing attempts, ransomware, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not succeed and could result in interruptions, delays, an inability to access information, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

We continue to invest in research and development efforts for several new markets. If we are unable to commercialize these technologies, our future results and profits could be negatively affected.

Our investments into new markets subject us to additional risks. We may have limited or no experience in these markets, and our customers may not adopt our new offerings. These new offerings may present new and difficult challenges, including risks related to technology, customers, competitors, product cycles, customer demand, terms and conditions and other industry specific issues which could negatively affect our operating results. These developing products and market segments may not grow as significantly or as quickly as projected, or at all, and we may not realize an adequate return on our investments or may be required to write-down the value of certain tangible and intangible assets.

We may experience difficulties developing and transitioning to advanced manufacturing process technologies, which could materially adversely affect our results.

Our future success depends in part on our ability to expand our manufacturing capacity and transition our current development and production efforts to advanced manufacturing process technologies. We continue to make a significant investment to transition our products and intellectual property to next-generation circuit geometries, for example 22 nanometers. If we are unable to reliably model behaviors required for circuit design and product requirements, then our product development may be adversely impacted. To the extent that we do not timely develop or transition to smaller geometries, experience difficulties in shifting to smaller geometries, or have significant quality or reliability issues at these smaller geometries, our results could be materially adversely affected. Further, if there are delays from such development or transition, we may have insufficient capacity to meet customer demand, which may impact our future operating results.

We frequently develop our products for the specific system architecture of our customers' end products. If our customers were to change system architectures, develop competing technologies and integrated circuits, incorporate some of the functionality of our products into other parts of the system, or eliminate certain functionality that our products provide in their future end products, we risk the potential loss of revenue and reduced average selling prices.

Our customers, particularly in the portable market, could potentially transition to different audio and system architectures, develop their own competing technologies and ICs, integrate the functionality that our ICs and software have historically provided into other components in their systems, or eliminate certain functionality that our products provide in their future end products. Some of the audio and voice functionality and/or some of our high-performance mixed-signal functionality that we have historically provided could be performed outside of our components. If our customers were to transition to these different system architectures or to eliminate certain functionality in their future end products, our results of operations could be adversely affected, resulting in reduced average selling prices for our components and loss of revenue.

New and/or more stringent environmental laws, rules, regulations, and/or customer expectations may impact our product design and manufacturing processes, which could increase our costs and adversely impact our future operating results.

There has been an increase in the number of new and/or more stringent environmental laws, rules, and regulations introduced in various jurisdictions related to controlling the transportation, storage, use, and discharge of certain chemicals and materials used in the process of manufacturing semiconductors. Additionally, our customers have certain requirements and expectations related to the potential environmental impacts of their products and the processes used to manufacture them.

For example, a number of domestic and foreign jurisdictions regulate, or may seek to regulate, the use of a class of chemicals known as per- and poly-fluoroalkyl substances ("PFAS"), which are currently used in our products or the manufacture of some of our products. Additionally, the European Union Restriction of Hazardous Substances ("RoHS") Directive restricts the use of certain hazardous substances in electrical and electronic equipment while the Registration, Evaluation, Authorisation and Restriction of Chemicals ("REACH") regulation addresses the production and use of chemical substances.

To comply with these regulations, and to meet customer requirements, we have in the past worked, and may in the future, need to work, with our supply chain to eliminate certain substances from the manufacturing processes used to produce our products. There may be instances where alternative substances will not be available or commercially feasible, or may only be available from a single source, or may be significantly more expensive than their restricted counterparts — resulting in increased manufacturing costs. Additionally, if we are unable to comply with the regulations, we may be subject to fines, penalties, and/or restrictions imposed by government agencies.

We expect that these and other rapidly changing laws, regulations, policies, interpretations, and expectations, as well as increased enforcement actions by various governmental and regulatory agencies, will continue to increase the cost of our compliance and internal risk management programs, which could have an adverse effect on our business, results of operations, and financial condition. Further, if our practices and disclosures do not meet the expectations and standards of our stockholders, customers, and other industry stakeholders, our reputation and business activities may be negatively impacted and our appeal to certain investors may be reduced.

We may be unable to protect our intellectual property rights.

Our success depends in part on our ability to obtain patents and to preserve our other intellectual property rights covering our products. We seek patent protection for those inventions and technologies for which we believe such protection is suitable and is likely to provide a competitive advantage to us. We also rely on trade secrets, proprietary technology, non-disclosure and other contractual terms, and technical measures to protect our technology and manufacturing knowledge. We actively work to foster continuing technological innovation to maintain and protect our competitive position. We cannot provide assurances that steps taken by us to protect our intellectual property will be adequate, that our competitors will not independently develop or design around our patents, or that our intellectual property will not be misappropriated. In addition, the laws of some non-U.S. countries may not protect our intellectual property as well as the laws of the United States.

Any of these events could materially and adversely affect our business, operating results, or financial condition. Policing infringement of our technology is difficult, and litigation may be necessary in the future to enforce our intellectual property rights. Any such litigation could be expensive, take significant time, and divert management's attention.

Financial Risks

We could be subject to changes in tax laws, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

We are subject to taxes in the U.S. and numerous foreign jurisdictions, including the United Kingdom, where a number of our subsidiaries are organized. Due to economic and political conditions, tax laws in various jurisdictions may be subject to significant change. For example, many countries have started to implement legislation and other guidance to align their international tax rules with the Organization of Economic Cooperation and Development's Base Erosion and Profit Shifting recommendations and action plan that aim to standardize and modernize global corporate tax policy, including implementation of a global minimum tax ("Pillar Two"). These and other changes in tax laws and regulations may impact both our international and domestic tax liabilities and result in increased complexity and uncertainty and may adversely affect our provision for income taxes. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. If our effective tax rates were to increase, particularly in the U.S. or the United Kingdom, or if the ultimate determination of taxes owed is for an amount in excess of amounts previously accrued, our operating results, cash flows, and financial condition could be adversely affected.

Significant judgment is required in the calculation of our tax provision and the resulting tax liabilities. Our estimates of future taxable income and the regional mix of this income can change as new information becomes available. Any such changes in our estimates or assumptions can significantly impact our tax provision in a given period. For discussion of our income taxes, see Note 19, "Income Taxes."

We are also subject to the examination of our tax returns and other tax matters by the U.S Internal Revenue Service ("IRS") and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations.

The Company's fiscal year 2017, 2018, and 2019 federal income tax returns are under examination by the IRS. The IRS has proposed adjustments that would increase U.S. taxable income related to transfer pricing matters with respect to our U.S. and U.K. affiliated companies. The final Revenue Agent's Report asserted additional tax of approximately $168.3 million, excluding interest, and imposing penalties of approximately $63.7 million. We do not agree with the IRS's positions and we are vigorously defending against the proposed adjustments. We are pursuing resolution through the administrative process with the IRS Independent Office of Appeals and, if necessary, through judicial remedies. We expect it could take a number of years to reach resolution on these matters. Although the final resolution of these matters is uncertain, the Company believes adequate amounts have been reserved for any adjustments to the provision for income taxes that may ultimately result. However, if the IRS prevails in these matters, the assessed tax, interest, and penalties, if any, could have an adverse impact on our financial position, results of operations, and cash flows in future periods.

If certain tax credits or incentives we receive change or cease to be in effect or applicable for any reason, or if our assumptions and interpretations regarding tax laws and incentives prove to be incorrect, our financial results could be adversely impacted.

Our operations are currently structured to benefit from various incentives available to us in various jurisdictions to encourage research and development investment. For example, we receive a research and development expenditure credit in the United Kingdom ("RDEC"), which is recorded for accounting purposes as an offset to research and development expenses in the Company's consolidated income statement and resulted in a benefit of $40.9 million in fiscal year 2024. The Company makes estimates of the RDEC receivable as of each balance sheet date, based upon facts known at the time. Although the Company does not expect its estimates to be materially different from the amounts ultimately recognized, its estimates could differ from actual results. To date, there have not been any material adjustments to the Company's prior estimates of RDEC receivables. If such credit is modified or rescinded, or we are no longer eligible for such credit, our financial results could be adversely impacted, including increasing our R&D expenses, decreasing our profitability, and adversely affecting our cash flows. See further discussion of the research and development expenditure credit in the U.K. in Note 2, "Government Assistance."

Shifts in industry-wide capacity and our practice of ordering and purchasing our products based on sales forecasts may result in significant fluctuations in inventory and our quarterly and annual operating results.

Shifts in industry-wide capacity from shortages to oversupply, or from oversupply to shortages, may result in significant fluctuations in our quarterly and annual operating results. In addition, we may order wafers and build inventory in advance of receiving purchase orders from our customers. Because our industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand, order cancellations, or technological obsolescence, there is a risk that we will forecast inaccurately and produce excess inventories of particular products. Customers may on occasion cancel, reschedule orders, or change future product plans on short notice, leaving us with the potential for excess inventory. In addition, if we experience supply constraints or manufacturing problems at a particular supplier, we may seek to switch suppliers or qualify additional suppliers. Other suppliers may not be available at the time we seek to switch or qualify additional suppliers. Even if additional capacity is available elsewhere, the switching and/or qualifying of additional suppliers could be an expensive process and could take as long as six to twelve months to complete, which could result in material adverse fluctuations to our operating results.

Due to the product manufacturing cycle characteristic of IC manufacturing and the inherent imprecision in the accuracy of our customers' forecasts, product inventories may not always correspond to product demand, leading to shortages or surpluses of certain products. As a result of such inventory imbalances, future inventory write-downs and charges to gross margin may occur due to lower of cost or market accounting, excess inventory, and inventory obsolescence.

We have historically experienced fluctuations in our operating results and expect these fluctuations to continue.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross margin, and operating results. If our operating results fall below expectations of market analysts or investors, the market price of our common stock could decrease significantly. We are subject to business cycles and it is difficult to predict the timing, length, or volatility of these cycles. These business cycles may create pressure on our sales, gross margin, and/or operating results and make it difficult for us to predict operating results as between subsequent fiscal quarters.

Factors that could cause fluctuations and materially and adversely affect our net sales, gross margin and/or operating results include, but are not limited to:

- the volume and timing of orders received;

- changes in the mix of our products sold;

- market acceptance of our products and the products of our customers;

- excess or obsolete inventory;

- pricing pressures from competitors and key customers;

- our ability to introduce new products on a timely basis;

- the timing and extent of our research and development expenses;

- the failure to anticipate changing customer product requirements;

- disruption in the supply of wafers, assembly, or test services;

- reduction of manufacturing yields;

- certain production and other risks associated with using independent manufacturers, assembly houses, and testers; and

- product obsolescence, price erosion, competitive developments, and other competitive factors.

Our stock price has been and is likely to continue to be volatile.

The market price of our common stock fluctuates significantly. This fluctuation has been or may be the result of numerous factors, including, but not limited to:

- actual or anticipated fluctuations in our operating results;

- announcements concerning our business or those of our competitors, customers, or suppliers;

- loss of a significant customer, or customers;

- changes in financial estimates by securities analysts or our failure to perform as anticipated by the analysts;

- news, commentary, and rumors emanating from the media relating to our customers, the industry, or us. These reports may be unrelated to the actual operating performance of the Company, and in some cases, may be potentially misleading or incorrect;

- announcements regarding technological innovations or new products by us or our competitors;

- announcements by us of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

- announcements by us of significant divestitures or sale of certain assets or intellectual property;

- litigation arising out of a wide variety of matters, including, employment matters and intellectual property matters;

- departure of key personnel;

- a significant stockholder selling for any reason;

- general conditions in the IC industry; and

- general market conditions and interest rates.

Our foreign currency exposures may change over time as the level of activity in foreign markets grows and could have an adverse impact upon financial results.

As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates. Certain of our assets, including certain bank accounts, exist in non-U.S. dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. The non-U.S. dollar-denominated currencies are principally the British Pound Sterling. We also have a significant number of employees that are paid in foreign currency, the largest group being United Kingdom-based employees who are paid in British Pounds Sterling.

If the value of the U.S. dollar weakens relative to these specific currencies, the cost of doing business in terms of U.S. dollars rises. With the growth of our international business, our foreign currency exposures may grow and under certain circumstances, could harm our business.

If we do not hedge against these risks, or our attempts to hedge against these risks are not successful, our financial condition and results of operations could be adversely affected.

Our debt obligations may be a burden on our future cash flows and cash resources.

On July 8, 2021, the Company entered into a second amended and restated credit agreement (the "Second Amended Credit Agreement") which provides for a $300 million senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility matures on July 8, 2026 (the "Maturity Date"). As of March 30, 2024, the Company did not have an outstanding balance under the Revolving Credit Facility. To the extent the Company has an outstanding balance, our ability to repay the principal of, to pay interest on, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive, regulatory, and other factors, some of which are beyond our control. Our business may not generate cash flow from operations in the future sufficient to satisfy our obligations or to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, or refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Second Amended Credit Agreement.

Our Second Amended Credit Agreement contains restrictions that could limit our flexibility in operating our business.

Our Second Amended Credit Agreement contains various covenants that could limit our ability to engage in specified types of transactions under certain conditions. These covenants could limit our ability to, among other things:

- pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;

- incur additional indebtedness or issue certain preferred shares;

- make certain investments;

- sell certain assets;

- create liens;

- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; and

- enter into certain transactions with our affiliates.

A breach of any of these covenants could result in a default under the Second Amended Credit Agreement. In the event of a default under the Second Amended Credit Agreement, the lenders could elect to declare all amounts outstanding to be immediately due and payable. If our lenders accelerate the repayment of borrowings, we may not be able to repay our debt obligations. If we were unable to repay amounts due to the lenders under our credit facility, those lenders could proceed against the collateral granted to them to secure that indebtedness.

Legal and Regulatory Risks

We are subject to the export control regulations of the U.S. Department of State and the Department of Commerce. A violation of these export control regulations could have a material adverse effect on our business or our results of operations, cash flows, or financial position.

The nature of our international business subjects us to the export control regulations of the U.S. Department of State and the Department of Commerce. Any changes regarding such regulations or U.S. trade policy more generally, including potential adoption and expansion of trade restrictions or export controls, particularly with respect to China, may impact overall customer demand for our products or affect our ability to manufacture and/or sell our products overseas. Additionally, in response to Russia's invasion of Ukraine, the U.S. government has imposed numerous export controls and sanctions related to Russia.

Although we currently have licenses to export certain products and technologies, particularly to China, and we have historically had limited sales to companies in Russia, any alleged violation could expose us to significant cost, with any final determination of a violation of these export control regulations potentially resulting in monetary penalties and denial of export privileges. Although we are not aware of any violation of any export control regulations, a failure to comply with any of these regulations could have an adverse effect on our business.

Potential intellectual property claims and litigation could subject us to significant liability for damages and could invalidate our proprietary rights.

The IC industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may find it necessary to initiate lawsuits to assert our patent or other intellectual property rights. These legal proceedings could be expensive, take significant time, and divert management's attention. We cannot provide assurances that we will ultimately be successful in any lawsuit, nor can we provide assurances that any patent owned by us will not be invalidated, circumvented, or challenged. We cannot provide assurances that rights granted under our patents will provide competitive advantages to us, or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all.

As is typical in the IC industry, our customers and we have, from time to time, received and may in the future receive, communications from third parties asserting patents, mask work rights, or copyrights. In the event third parties were to make a valid intellectual property claim and a license was not available on commercially reasonable terms, our operating results could be harmed. Litigation, which could result in substantial cost to us and diversion of our management, technical and financial resources, may also be necessary to defend us against claimed infringement of the rights of others. An unfavorable outcome in any such litigation could have an adverse effect on our future operations and/or liquidity.

We have provisions in our Certificate of Incorporation and Bylaws, and are subject to certain provisions of Delaware law, which could prevent, delay, or impede a change of control of our company. These provisions could affect the market price of our stock.

Certain provisions of Delaware law and of our Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if our stockholders support the acquisition. These provisions include, but are not limited to:

- the inability of stockholders to call a special meeting of stockholders;

- a prohibition on stockholder action by written consent; and

- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders.

We are also subject to the anti-takeover laws of Delaware that may prevent, delay, or impede a third party from acquiring or merging with us, which may adversely affect the market price of our common stock.

Our Bylaws include a forum selection provision that could increase costs to bring a claim, discourage claims, or limit the ability of the Company's stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company's directors, officers, or other employees.

Our Bylaws provide, to the fullest extent permitted by law, that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware, will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for certain legal actions between the Company and its stockholders. In addition, our Bylaws provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. The exclusive forum clauses described above do not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Bylaws described in the preceding sentences. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or bylaws has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may increase costs to bring a claim, discourage claims, or limit a stockholder's ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with the Company or the Company's directors, officers, or other employees, which may discourage such lawsuits against the Company or the Company's directors, officers, and other employees. Alternatively, if a court were to find the forum selection provision contained in the Company's Bylaws to be inapplicable or unenforceable in an action, the Company could incur additional costs associated with resolving such action in other jurisdictions.

General Risks

Corporate social responsibility initiatives, specifically related to environmental, social and governance ("ESG") matters, may impose additional costs and expose us to emerging areas of risk.

Providing public disclosures regarding ESG matters, for example sustainability reporting, is becoming more broadly expected by investors, shareholders, existing and potential employees, customers, and other third parties. Certain organizations currently, and other organizations may in the future, use such disclosures to evaluate companies regarding ESG activities and publish scores or ratings based upon ESG or "sustainability" metrics. Potential and current investors may use the Company's ESG ratings to guide their investment strategies and may decrease or withdraw investment, or alternatively increase investment in our competitors, if our ESG performance is perceived to be lagging. The qualitative and quantitative criteria regarding ESG may continue to evolve and we may need to modify our practices and/or incur additional or unexpected costs to satisfy these expectations. We may communicate certain goals or initiatives regarding our ESG activities from time to time, including goals relating to our carbon footprint, and if we are unable to meet those goals or they are perceived to be inadequate, we could be exposed to reputational damage and other emerging areas of risk.

In addition, one or more of our customers has required, and other customers may in the future request, that we achieve certain carbon emission reductions and/or commit to the use of renewable energy in the manufacture of our goods. Such requests may require us to modify our supply chain practices, make capital investments to modify certain aspects of our operations, or increase our operating costs. There can be no assurance of the extent to which any of our climate goals or the goals of our customers will be achieved or that any future investments that we make in furtherance of achieving our climate goals or the goals of our customers will produce the expected results or meet increasing stakeholder environmental, social and governance expectations. If we do not meet these goals, we could incur adverse publicity and reaction or the loss of business from certain of our customers, which could adversely impact our reputation, and in turn adversely impact our results of operations.

Further, we are subject to increased government laws, regulations, and other standards that impose operational and reporting requirements related to ESG matters, and we will likely be subject to further evolving ESG reporting standards in the future. For example, the SEC has adopted final rules that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, although the SEC has issued an order to stay its rules pending the outcome of litigation challenging the rules. Collecting, measuring, and reporting ESG information and metrics in response to these increased requirements can be costly, difficult, and time consuming. With these additional regulations and disclosures, we may see our legal compliance, financial reporting, and auditing costs increase along with the emergence of risks associated with the collection, data assurance, and disclosure related to such ESG information.

As we carry only limited insurance coverage, uninsured or under-insured losses could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is limited coverage available with respect to the services provided by our third-party foundries and assembly and test subcontractors. Although we believe that our existing insurance coverage is consistent with common practices of companies in our industry, our insurance coverage may be inadequate to protect us against product recalls, natural disasters (including those related to changes in climate), cybersecurity and/or information security breaches, and other unforeseen catastrophes that could adversely affect our financial condition and results of operations.

We are subject to the risks of owning real property.

We currently own our U.S. headquarters and research facility in Austin, Texas. The ownership of our U.S. properties subjects us to the risks of owning real property, which may include:

▪ the possibility of environmental contamination and the costs associated with correcting any environmental problems;

▪ adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors; and

▪ the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of fire, floods, or other natural disasters (including those related to changes in climate).

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 1C. *Cybersecurity*

The Board of Directors' overall risk oversight function includes receiving reports on the Company's cybersecurity risks and our risk management processes, and assessing whether our risk management strategies are reasonably designed to address such risks. The Board has delegated this oversight responsibility to our Audit Committee, which reports periodically to the Board as appropriate.

Our Senior Vice President of Global Operations and our Director of Information Security are responsible for ongoing assessment and supervision of cybersecurity risks, supported by a dedicated Information Security team who reports up to those individuals. Our Director of Information Security has primary oversight of material risks from cybersecurity threats, has over 25 years of experience in cybersecurity-related roles and holds industry-recognized certifications. Our Senior Vice President of Global Operations and Director of Information Security review and evaluate our cybersecurity readiness through internal cybersecurity measures and metrics, as well as third-party penetration tests and control assessments against industry standards. We also employ various defensive and continuous monitoring techniques designed to escalate potential issues in a timely manner to our Director of Information Security.

Our Director of Information Security meets with the Audit Committee at least twice a year to discuss our cybersecurity risks, strategy, and activities, including cybersecurity incidents and responses, cybersecurity systems testing, third-party activities and related topics. In addition, we have governance and compliance structures that are designed to elevate issues relating to cybersecurity to executive offcers, and, as appropriate, to the Audit Committee and Board.

ITEM 2. *Properties*

As of March 30, 2024, our principal facilities are located in Austin, Texas and Edinburgh, Scotland, United Kingdom. The Austin facilities, which we own, consist of approximately 155,000 square feet of office space and are primarily occupied by research and development personnel and testing equipment. In addition, our failure analysis and reliability facility occupies approximately 27,000 square feet.

Additionally, we have various leased facilities in Austin, Texas, consisting of approximately 281,000 square feet, which includes approximately 275,000 square feet of leased space that houses a mixture of administrative personnel as well as research and development personnel.

Additionally, we lease approximately 110,000 square feet of office space and 27,000 square feet of high quality lab space in Edinburgh, Scotland, United Kingdom. See further details below in Results of Operation.

Below is a detailed schedule that identifies our principal locations of occupied leased and owned property as of March 30, 2024, with various contractual lease terms through calendar year 2034. We believe that these facilities are suitable and adequate to meet our current operating needs.

Design Centers	Sales Support Offices – International
Austin, Texas	Beijing, China
Chandler, Arizona	Shanghai, China
Cupertino, California	Shenzhen, China
Greensboro, North Carolina	Tokyo, Japan
Edinburgh, Scotland, United Kingdom	Singapore
Newbury, England, United Kingdom	Seoul, South Korea
	Taipei, Taiwan

See Note 11 — Leases of the Notes to Consolidated Financial Statements contained in Item 8 for further detail.

ITEM 3. *Legal Proceedings*

From time to time, we are involved in legal proceedings concerning matters arising in connection with the conduct of our business activities. We regularly evaluate the status of legal proceedings in which we are involved to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and to determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made.

Based on current knowledge, management does not believe that there are any pending matters that could potentially have a material adverse effect on our business, financial condition, results of operations or cash flows. However, we are engaged in various legal actions in the normal course of business. While there can be no assurances in light of the inherent uncertainties involved in any potential legal proceedings, some of which are beyond our control, an adverse outcome in any legal proceeding could be material to our results of operations or cash flows for any particular reporting period.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

PART II

ITEM 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is traded on the NASDAQ's Global Select Market under the symbol CRUS.

As of May 22, 2024, there were 324 holders of record of our common stock.

Dividend Policy

We have not paid any dividends on our capital stock. We do not anticipate declaring or paying in the foreseeable future any dividends on our capital stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon our results of operations, financial condition, contractual restrictions, capital requirements, and other factors. Our future ability to pay dividends on our capital stock may be limited by the terms of any future debt that we may incur or any preferred securities that we may issue in the future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information about purchases of equity securities that are registered by us pursuant to Section 12 of the Exchange Act during the three months ended March 30, 2024 (in thousands, except per share amounts):

Monthly Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1)
December 31, 2023 - January 27, 2024	—	$ —	—	$365,126
January 28, 2024 - February 24, 2024	451	90.96	451	324,130
February 25, 2024 - March 30, 2024	97	92.51	97	315,133
Total	548	$91.23	548	$315,133

(1) The Company currently has one active share repurchase authorization: $500 million in share repurchases authorized by the Board of Directors in July 2022. The repurchases are to be funded from existing cash and intended to be effected from time to time in accordance with applicable securities laws through the open market, including pursuant to a Rule 10b5-1 trading plan, or in privately negotiated transactions. The timing of the repurchases and the actual amount purchased depend on a variety of factors including general market and economic conditions and other corporate considerations. The program does not have an expiration date, does not obligate the Company to repurchase any particular amount of common stock, and may be modified or suspended at any time at the Company's discretion. The Company repurchased 0.5 million shares of its common stock for $50.0 million during the fourth quarter of fiscal year 2024. All shares of our common stock that were repurchased were retired as of March 30, 2024.

In fiscal year 2024, the Company's net stock repurchases were subject to a 1 percent excise tax under the Inflation Reduction Act, which are a reduction to accumulated earnings (deficit) in the Consolidated Condensed Statements of Stockholders' Equity. Disclosure of repurchased amounts and related average price paid per share in the table above excludes the impact of excise taxes.

Stock Price Performance Graph

The following graph and table show a comparison of the five-year cumulative total stockholder return ("TSR"), calculated on a dividend reinvestment basis, for Cirrus Logic, the Russell 3000 Index, the Philadelphia Semiconductor Index, and the NASDAQ Composite Index.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2024



	3/30/2019	3/28/2020	3/27/2021	3/26/2022	3/25/2023	3/30/2024
Cirrus Logic, Inc..........................	100.00	147.18	197.31	208.43	250.95	219.95
Russell 3000 Index	100.00	89.43	147.70	165.63	145.75	195.39
Philadelphia Semiconductor Index	100.00	108.78	230.38	264.61	237.87	378.21
NASDAQ Composite Index	100.00	98.09	173.16	187.97	158.27	221.02

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on March 30, 2019, and that all dividends were reinvested. No cash dividends were declared on our common stock during the periods presented.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

(3) For fiscal year 2024, the Company selected the Russell 3000 Index to include in its stock price performance graph. The Company is making the change away from using the NASDAQ Composite Index due to recent changes to the index used in the Company's performance-based equity grants to executives. This year's stock price performance graph includes both the newly selected index and the index used in the immediately preceding fiscal year.

The information in this Annual Report on Form 10-K appearing under the heading "Stock Price Performance Graph" is being "furnished" pursuant to Item 201(e) of Regulation S-K under the Securities Act of 1933, as amended, and shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act.

ITEM 6. [Reserved]

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please read the following discussion in conjunction with our audited historical consolidated financial statements and notes thereto, which are included elsewhere in this Form 10-K. Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. Actual results could differ materially because of the factors discussed in Part I, Item 1A. "Risk Factors" of this Form 10-K and elsewhere in this report, as well as in the documents we file with the SEC, including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Critical Accounting Estimates

Our discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements included in this report, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts. We evaluate the estimates on an on-going basis. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. Our accounting policies are more fully described in Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in Item 8.

The Company considers the following accounting policies to involve the highest degree of judgment in the preparation of the consolidated financial statements:

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value, with cost being determined on a first-in, first-out basis. The Company writes down inventories to net realizable value based on forecasted customer unit demand while taking into account product release schedules and product life cycles. The Company also reviews and writes down inventory, as appropriate, based on the age and condition of the inventory. Actual demand and market conditions may be different from those projected by management, which could have a material effect on our operating results and financial position.

Uncertain Tax Positions

The calculation of our tax liabilities involves assessing uncertainties with respect to the application of complex tax rules. Uncertain tax positions must meet a more likely than not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon final settlement. The ultimate settlement of uncertain tax positions may differ from our estimates, which could result in the recognition of a tax benefit or an additional charge to the income tax provision in the relevant period. See Note 19 — Income Taxes of the Notes to Consolidated Financial Statements contained in Item 8 for additional details.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, refer to Note 2 of the Notes to the Consolidated Financial Statements.

Overview

Cirrus Logic develops low-power, high-precision mixed-signal processing solutions for a broad range of customers. We track operating results in one reportable segment, but report revenue performance by product line: audio and HPMS products. In fiscal year 2024, the Company made good progress executing on our strategic initiatives. In our flagship audio business we completed design work on, and sampled, two next-generation products: a boosted amplifier and a smart codec during the year. We also introduced our third-generation camera controller, and gained traction in the laptop market.

While we are proud of our achievements in fiscal year 2024, we also encountered and successfully navigated through short-term challenges that were associated with our new HPMS product not coming to market as planned in fall 2023. Throughout the year we remained committed to disciplined execution, seeking to increase both operational efficiency and the efficiency and competitiveness within our supply chain.

Fiscal Year 2024

Fiscal year 2024 net sales of $1.79 billion represented a decrease over fiscal year 2023 net sales of $1.90 billion. Audio product line sales of $1.08 billion in fiscal year 2024 decreased 7.5 percent from fiscal year 2023 sales of $1.17 billion. The most significant drivers of the decrease were continued weakness in general market sales, and to a lesser extent, a reduction in components shipping in tablets versus the prior fiscal year. HPMS product line sales of $705.0 million represented a 2.8 percent decrease from fiscal year 2023 sales of $725.6 million, largely attributable to a decline in general market sales, primarily in non-smartphone applications.

Overall, gross margin for fiscal year 2024 was 51.2 percent. The increase in gross margin for fiscal year 2024 was primarily attributable to a decline in supply chain costs, including the absence of wafer premiums and lower freight expense, in addition to a reduction in inventory reserves, partially offset by a less favorable product mix. The Company's number of employees decreased to 1,625 as of March 30, 2024. The Company achieved net income of $274.6 million in fiscal year 2024, which included an income tax provision in the amount of $89.4 million.

Fiscal Year 2023

Fiscal year 2023 net sales of $1.90 billion represented an increase over fiscal year 2022 net sales of $1.78 billion. HPMS product line sales of $725.6 million represented a 22.1 percent increase from fiscal year 2022 sales of $594.3 million, primarily attributable to content gains in smartphones and higher ASPs. Audio product line sales of $1.17 billion in fiscal year 2023 decreased from fiscal year 2022 sales of $1.19 billion. The most significant driver of the decrease was the softening in general market and smartphone demand, partially offset by ASP increases during fiscal year 2023.

Overall, gross margin for fiscal year 2023 was 50.4 percent. The decrease in gross margin for fiscal year 2023 was primarily attributable to an increase in supply chain costs, partially offset by higher ASPs and the absence of the purchase price fair value adjustment to inventory, which was a one-time event in the second quarter of fiscal year 2022, as a result of the Lion Semiconductor, Inc. ("Lion") acquisition (the "Acquisition"). The Company's number of employees increased to 1,702 as of March 25, 2023. The Company achieved net income of $176.7 million in fiscal year 2023, which included an income tax provision in the amount of $78.0 million.

Results of Operations

The following table summarizes the results of our operations for each of the past three fiscal years as a percentage of net sales. All percentage amounts were calculated using the underlying data, in thousands:

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Net sales	100%	100%	100%
Gross margin	51%	50%	52%
Research and development	24%	24%	23%
Selling, general and administrative	8%	8%	8%
Restructuring	—%	1%	—%
Intangibles impairment	—%	4%	—%
Income from operations	19%	13%	21%
Interest income	1%	—%	—%
Interest expense	—%	—%	—%
Other income (expense)	—%	—%	—%
Income before income taxes	20%	13%	21%
Provision for income taxes	5%	4%	3%
Net income	15%	9%	18%

Net Sales

We report sales in two product line categories: audio products and HPMS products. Our sales by product line are shown in the table below (in thousands).

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Audio Products	$1,083,939	$1,172,007	$1,187,126
HPMS Products	704,951	725,610	594,334
	$1,788,890	$1,897,617	$1,781,460

Net sales for fiscal year 2024 decreased by 5.7 percent, to $1.79 billion from $1.90 billion in fiscal year 2023. Audio product sales decreased $88.1 million, or 7.5 percent in fiscal year 2024. The most significant drivers of the decrease were continued weakness in general market sales, primarily in non-smartphone applications, and to a lesser extent, a reduction in components shipping in tablets versus the prior fiscal year. The decrease in net sales also reflects a $20.7 million decrease in HPMS product sales, or 2.8 percent, from fiscal year 2023 sales of $725.6 million, largely due to a decline in general market sales, primarily in non-smartphone applications.

Net sales for fiscal year 2023 increased by 6.5 percent, to $1.90 billion from $1.78 billion in fiscal year 2022. The increase in net sales reflects a $131.3 million increase in HPMS product sales, or 22.1 percent, from fiscal year 2022 sales of $594.3 million, which was primarily attributable to content gains in smartphones and higher ASPs. Additionally, audio product sales decreased $15.1 million in fiscal year 2023. The most significant driver of the decrease was the softening in general market and smartphone demand, partially offset by ASP increases versus fiscal year 2022.

International sales, including sales to U.S.-based end customers that manufacture products through contract manufacturers or plants located overseas, were approximately $1.8 billion in each of fiscal years 2024, 2023, and 2022, representing 99 percent, 97 percent, and 98 percent of net sales in fiscal year 2024, 2023, and 2022, respectively. Our sales are denominated primarily in U.S. dollars.

Gross Margin

Overall gross margin of 51.2 percent for fiscal year 2024 increased from fiscal year 2023 gross margin of 50.4 percent. The increase was primarily due to a decline in supply chain costs, including the absence of wafer premiums and lower freight expense, in addition to a reduction in inventory reserves compared to fiscal year 2023. The increase was partially offset by a less favorable product mix. Changes in excess and obsolete inventory charges, including scrapped inventory, and sales of product written down in prior periods did not have a material impact on margin in fiscal year 2024.

Overall gross margin of 50.4 percent for fiscal year 2023 decreased from fiscal year 2022 gross margin of 51.8 percent. The decrease reflects an increase in supply chain costs, partially offset by higher ASPs and the absence of the purchase price fair value adjustment to inventory, as a result of the Acquisition. Changes in excess and obsolete inventory charges, including scrapped inventory, and sales of product written down in prior periods did not have a material impact on margin in fiscal year 2023.

Research and Development Expenses

Fiscal year 2024 research and development expenses of $426.5 million reflect a decrease of $31.9 million, or 7.0 percent, from fiscal year 2023. The decrease was attributable to reduced amortization of acquisition intangibles expense, increased R&D incentives compared to the prior fiscal year, and a decrease in acquisition-related charges, variable compensation and product development costs, partially offset by an increase in employee-related expenses, stock-based compensation and facilities-related costs. See Note 2 — Summary of Significant Accounting Policies - Government Assistance for additional details relating to R&D incentives.

Fiscal year 2023 research and development expenses of $458.4 million reflect an increase of $52.1 million, or 12.8 percent, from fiscal year 2022. The increase was attributable to increased stock-based compensation, product development costs, employee-related expenses, primarily driven by a 7.0 percent increase in total R&D headcount, facilities-related costs, amortization of acquisition intangibles, and acquisition-related expenses, partially offset by reduced variable compensation and increased R&D incentives compared to fiscal year 2022.

Selling, General and Administrative Expenses

Fiscal year 2024 selling, general and administrative expenses of $144.2 million reflect a decrease of $9.0 million, or 5.9 percent, compared to fiscal year 2023. The decrease was primarily attributable to decreased employee-related and variable compensation costs, partially offset by increased stock-based compensation costs in fiscal year 2024.

Fiscal year 2023 selling, general and administrative expenses of $153.1 million reflect an increase of $2.1 million, or 1.4 percent, compared to fiscal year 2022. The increase was primarily attributable to increased employee-related and stock-based compensation costs, partially offset by reduced variable compensation costs in fiscal year 2023.

Restructuring

During the fourth quarter of fiscal year 2023, as part of our strategy to improve operational efficiency, the Company abandoned or subleased office space at various properties to align our real property lease arrangements with our anticipated operating needs. In fiscal year 2024, the Company recorded an additional $2.0 million in net costs related to a workforce reduction action taken in the second quarter of fiscal year 2024 and the described events above. The Company recorded restructuring costs of $10.6 million related to impairment of right-of-use lease assets and leasehold improvements of $6.9 million, as well as other related charges of $3.7 million in fiscal year 2023. See Note 12 — Restructuring for additional details.

Intangibles Impairment

Due to the prolonged weakness in the China smartphone market, the sales of our general market battery and power products associated with the Acquisition were adversely affected. As a result, the Company revalued the acquired intangible assets recorded in purchase accounting. In the fourth quarter of fiscal year 2023, the Company impaired the related acquired intangible assets by $85.8 million. See additional details in Note 7 — Intangibles, net and Goodwill.

Interest Income

Interest income in fiscal years 2024, 2023, and 2022, was $21.5 million, $10.0 million, and $1.6 million, respectively. The increases in interest income in fiscal year 2024 and 2023 versus prior years were a function of higher interest rates on average cash, cash equivalent, and marketable securities balances throughout the year.

Interest Expense

The Company reported interest expense of $0.9 million, $0.9 million and $0.9 million for fiscal years 2024, 2023, and 2022, respectively, primarily as a result of commitment fees under the Revolving Credit Facility, described in Note 9.

Other Income (Expense)

In fiscal years 2024, 2023, and 2022 the Company reported $(0.1) million, $(3.4) million, and $1.7 million respectively, in other income (expense), related to remeasurement on foreign currency denominated monetary assets and liabilities and other non-operating income and expenses. Additionally, in fiscal year 2023, the Company recorded a $2.7 million write down related to a technology start-up equity investment.

Provision for Income Taxes

We recorded income tax expense of $89.4 million in fiscal year 2024 on pre-tax income of $363.9 million, yielding an effective tax rate of 24.6 percent. We recorded income tax expense of $78.0 million in fiscal year 2023 on pre-tax income of $254.7 million, yielding an effective tax rate of 30.6 percent. Our effective tax rates in both fiscal year 2024 and 2023 were higher than the U.S. statutory rate of 21.0 percent, primarily due to U.S. tax paid on our foreign earnings resulting from an increase in global intangible low-taxed income (GILTI), which is treated as a period cost, and a reduction in foreign tax credits. GILTI is unfavorably impacted by a provision in the Tax Cuts and Jobs Act of 2017 that requires research and development expenditures incurred starting in fiscal year 2023 to be capitalized and amortized ratably over five or fifteen years depending on the location in which the research activities are conducted. In addition, U.S. tax rules introduced in fiscal year 2023 related to refundable tax credits, including R&D expenditure credits available to us in the United Kingdom, reduce the amount of foreign tax credits available to offset GILTI.

We recorded income tax expense of $42.3 million in fiscal year 2022 on pre-tax income of $368.7 million, yielding an effective tax provision rate of 11.5 percent. Our effective tax rate was lower than the U.S. statutory rate of 21.0 percent, primarily due to the effect of income earned in certain foreign jurisdictions that is taxed below the federal statutory rate and excess tax benefits from stock-based compensation.

The Organization for Economic Cooperation and Development has announced an Inclusive Framework on Base Erosion and Profit Shifting, including Pillar Two Model Rules for a global minimum tax that call for the taxation of large multinational corporations at a minimum rate of 15%. Certain jurisdictions, including the United Kingdom, have enacted Pillar Two legislation that will start to become effective for our fiscal year 2025. Based on enacted laws, Pillar Two is not expected to have a material impact on our consolidated financial statements.

For additional discussion about our income taxes, see Note 19 — Income Taxes.

Liquidity and Capital Resources

Operating Activities

In fiscal year 2024, cash flow from operations was $421.7 million. Operating cash flow during fiscal year 2024 was related to the cash components of our net income and an $18.4 million favorable change in working capital. The favorable change in working capital was driven primarily by prepaid wafer usage (related to the Capacity Reservation Agreement), decreases in other assets and increased income taxes payable, partially offset by decreased accounts payable and acquisition-related liabilities, as well as increases in accounts receivable. In fiscal year 2023, cash flow from operations was $339.6 million. Operating cash flow during fiscal year 2023 was related to the cash components of our net income and a $55.6 million unfavorable change in working capital, primarily driven by an increase in inventory and decreases in accounts payable and other accrued liabilities, partially offset by a decrease in accounts receivable. In fiscal year 2022, cash flow from operations was $124.8 million. Operating cash flow during fiscal year 2022 was related to the cash components of our net income and a $316.1 million unfavorable change in working capital, primarily as a result of increases in long-term prepaid wafers associated with terms of the Capacity Reservation Agreement with GlobalFoundries (discussed further in Note 15 — Commitments and Contingencies of the Notes to the Consolidated Financial Statements), accounts receivables and other assets (a portion of which resulted from terms of the Capacity Reservation Agreement with GlobalFoundries), partially offset by increases in acquisition-related liabilities and decreases in inventory for the period.

Investing Activities

In fiscal year 2024, the Company used $163.0 million in cash for investing activities primarily related to $124.7 million in net purchases of marketable securities and capital expenditures and technology investments of $38.3 million. In fiscal year 2023, the Company used $33.3 million in cash for investing activities principally related to capital expenditures and technology investments of $36.7 million, offset by $3.4 million in net sales of marketable securities. In fiscal year 2022, the Company used approximately $18.4 million in cash for investing activities primarily related to $276.9 million associated with the acquisition of Lion and capital expenditures and technology investments of $30.0 million, partially offset by $288.5 million in net sales of marketable securities.

Financing Activities

In fiscal years 2024, 2023, and 2022, the Company used $201.7 million, $230.3 million, and $178.7 million, respectively, related to financing activities. In fiscal years 2024, 2023, and 2022, the Company utilized approximately $186.0 million, $191.4 million, and $167.5 million, respectively, in cash to repurchase and retire portions of its outstanding common stock. See Note 17 — Stockholders' Equity for a description of our share repurchase authorization.

Revolving Credit Facility

On July 8, 2021, the Company entered into a second amended and restated credit agreement (the "Second Amended Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. The Second Amended Credit Agreement provides for a $300 million senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility matures on July 8, 2026 (the "Maturity Date"). The Revolving Credit Facility is required to be guaranteed by all of Cirrus Logic's material domestic subsidiaries (the "Subsidiary Guarantors"). The Revolving Credit Facility is secured by substantially all the assets of Cirrus Logic and any Subsidiary Guarantors, except for certain excluded assets.

On March 20, 2023, the Company, entered into the First Amendment (the "Amendment") to its Second Amended Credit Agreement, with the lending institutions party thereto and Wells Fargo Bank, National Association, as administrative agent. The Amendment updates the benchmark interest rate provisions to replace the London interbank offered rate ("LIBOR") with the forward-looking secured overnight financing rate ("Term SOFR"), for the purposes of calculating interest under the terms of the Second Amended Credit Agreement.

As of March 30, 2024, the Company had no amounts outstanding under the Revolving Credit Facility and was in compliance with all covenants under the Second Amended Credit Agreement.

See Note 9 — Revolving Credit Facility for additional information including material terms and related covenants.

Capital Requirements

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, and potential future acquisitions of companies or technologies, commitments under the Capacity Reservation Agreement with GlobalFoundries (discussed further in Note 15 — Commitments and Contingencies of the Notes to the Consolidated Financial Statements and Item 1A. Risk Factors) and the expansion of our sales and marketing activities. We believe our expected future cash earnings, existing cash, cash equivalents, investment balances, and available borrowings under our Revolving Credit Facility will be sufficient to meet our capital requirements both domestically and internationally, in the short-term (i.e. the next 12 months) and in the long-term, although we could be required, or could elect, to seek additional funding prior to that time. As of March 30, 2024, the Company did not have any off-balance-sheet arrangements, that were reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Cash Obligations

In our business activities, we incur certain commitments to make future payments under contracts such as debt agreements, purchase orders, operating leases and other long-term contracts. See Note 9 — Revolving Credit Facility, Note 11 — Leases and Note 15 — Commitments and Contingencies, of the notes to the Consolidated Financial Statements in Item 8, for additional information related to these contractual obligations.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks associated with interest rates on drawn balances of our Revolving Credit Facility and marketable securities, and to currency movements on non-functional currency assets and liabilities. We assess these risks on a regular basis and have established policies that are designed to protect against the adverse effects of these and other potential exposures. All of the potential changes noted below are based on sensitivity analyses as of March 30, 2024. Actual results may differ materially.

Interest Rate Risk

Our primary financial instruments include cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. These guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not currently use derivative financial instruments in its investment portfolio. Due to the short-term nature of our investment portfolio, our downside exposure to interest rate risk is minimal.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, the Company performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio assuming a 100 basis point parallel shift in the yield curve. Based on investment positions as of March 30, 2024 and March 25, 2023, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $3.5 million and $0.8 million decline in the fair market value of the portfolio, respectively. Such losses would only be realized if the Company sold the investments prior to maturity.

Foreign Currency Exchange Risk

Our revenue and spending is transacted primarily in U.S. dollars; however, in fiscal years 2024, 2023, and 2022, we entered into routine transactions in other currencies to fund the operating needs of certain legal entities outside of the U.S. Our balance sheet also reflects monetary assets and liabilities in certain entities which are remeasured to each entity's functional currency. We use forward contracts to manage exposure to foreign currency exchange risk attributable to certain non-functional currency balance sheet exposures. Gains and losses from these foreign currency forward contracts are recognized currently in earnings along with the gains and losses resulting from remeasuring the underlying exposures. Because most of the aggregate balance sheet exposure is hedged by forward currency exchange contracts, at the end of any fiscal period a hypothetical 10 percent fluctuation in exchange rates relative to the U.S. dollar would result in an immaterial pretax currency exchange gain or loss. See Note 5 — Derivative Financial Instruments for additional information related to our hedging activities.

ITEM 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Cirrus Logic, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cirrus Logic, Inc. (the Company) as of March 30, 2024 and March 25, 2023, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 30, 2024 and March 25, 2023, and the results of its operations and its cash flows for each of the three fiscal years in the period ended March 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 24, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory valuation

Description of the Matter

At March 30, 2024, the Company's inventory balance was $227.2 million. As discussed in Note 2 of the financial statements, inventories are stated at the lower of cost or net realizable value, which includes considerations for inventory becoming obsolete or in excess of management's forecasted customer unit demand. The Company writes down inventories to net realizable value based on forecasted customer unit demand while taking into account product release schedules and product life cycles. The Company also writes down inventory, as appropriate, based on the age and condition of the inventory.

Auditing management's estimate of excess and obsolete inventory involved subjective auditor judgment because management's determination of whether a write down is warranted is judgmental and the estimate is sensitive to changes in assumptions, including management's assumptions over forecasted demand which may be impacted by, among other things, future market and economic conditions outside of the Company's control.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the valuation of inventory. For example, we tested controls over management's review of forecasted demand, the significant assumptions, and the data underlying the excess and obsolete inventory valuation estimate.

Among other audit procedures performed, we evaluated the significant assumptions discussed above, including the forecasted customer unit demand utilized in the estimate, and tested the completeness and accuracy of the underlying data used in management's calculation. We evaluated adjustments to forecasted demand for specific product considerations and assessed the historical accuracy of management's estimates by performing a retrospective analysis comparing prior period forecasted demand to actual historical sales.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1984.

Austin, Texas
May 24, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Cirrus Logic, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Cirrus Logic, Inc.'s internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cirrus Logic, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 30, 2024 and March 25, 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 30, 2024, and the related notes and our report dated May 24, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas
May 24, 2024

CIRRUS LOGIC, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 30, 2024	March 25, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 502,764	$ 445,784
Marketable securities	23,778	34,978
Accounts receivable, net	162,478	150,473
Inventories	227,248	233,450
Prepaid assets	48,047	35,507
Prepaid wafers	86,679	60,638
Other current assets	55,198	57,026
Total current assets	1,106,192	1,017,856
Long-term marketable securities	173,374	36,509
Right-of-use lease assets	138,288	128,145
Property and equipment, net	170,175	162,972
Intangibles, net	29,578	38,876
Goodwill	435,936	435,936
Deferred tax assets	48,649	35,580
Long-term prepaid wafers	60,750	134,363
Other assets	68,634	73,729
Total assets	$2,231,576	$2,063,966
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 55,545	$ 81,462
Accrued salaries and benefits	47,612	50,606
Software license agreements	31,866	20,948
Current lease liabilities	20,640	18,442
Acquisition-related liabilities	—	21,361
Other accrued liabilities	30,730	23,521
Total current liabilities	186,393	216,340
Long-term liabilities:		
Non-current lease liabilities	134,576	122,631
Non-current income taxes	52,013	59,013
Software license agreements	41,073	6,570
Other long-term liabilities	507	1,130
Total long-term liabilities	228,169	189,344
Stockholders' equity:		
Preferred stock, 5,000 shares authorized but unissued	—	—
Common stock, $0.001 par value, 280,000 shares authorized, 53,491 shares and 55,098 shares issued and outstanding at March 30, 2024 and March 25, 2023, respectively	53	55
Additional paid-in capital	1,760,648	1,670,086
Accumulated earnings (deficit)	58,916	(9,320)
Accumulated other comprehensive loss	(2,603)	(2,539)
Total stockholders' equity	1,817,014	1,658,282
Total liabilities and stockholders' equity	$2,231,576	$2,063,966

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Net sales	$1,788,890	$1,897,617	$1,781,460
Cost of sales	872,818	940,638	857,819
Gross profit	916,072	956,979	923,641
Operating expenses			
Research and development	426,475	458,412	406,307
Selling, general and administrative	144,172	153,144	150,996
Restructuring	1,959	10,632	—
Intangibles impairment	—	85,760	—
Total operating expenses	572,606	707,948	557,303
Income from operations	343,466	249,031	366,338
Interest income	21,493	9,985	1,563
Interest expense	(915)	(898)	(948)
Other income (expense)	(108)	(3,379)	1,710
Income before income taxes	363,936	254,739	368,663
Provision for income taxes	89,364	78,036	42,308
Net income	274,572	176,703	326,355
Basic earnings per share	$ 5.06	$ 3.18	$ 5.70
Diluted earnings per share	$ 4.90	$ 3.09	$ 5.52
Basic weighted average common shares outstanding	54,290	55,614	57,278
Diluted weighted average common shares outstanding	56,021	57,226	59,143

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Net income	$274,572	$176,703	$326,355
Other comprehensive income (loss), before tax			
Foreign currency translation loss	(850)	(834)	(507)
Unrealized gain (loss) on marketable securities	996	430	(5,587)
Benefit (provision) for income taxes	(210)	(90)	1,174
Comprehensive income	$274,508	$176,209	$321,435

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Cash flows from operating activities:			
Net income	$ 274,572	$ 176,703	$ 326,355
Adjustments to net cash provided by operating activities:			
Depreciation and amortization	48,292	71,202	62,061
Stock-based compensation expense	89,271	81,641	66,392
Deferred income taxes	(13,304)	(34,513)	(15,002)
Loss on retirement or write-off of long-lived assets	76	656	642
Other non-cash charges	2,362	3,102	370
Restructuring	1,959	10,632	—
Intangibles impairment	—	85,760	—
Net change in operating assets and liabilities:			
Accounts receivable, net	(12,767)	89,791	(124,826)
Inventories	6,204	(95,014)	42,502
Prepaid wafers	47,571	—	(195,000)
Other assets	18,303	1,852	(92,584)
Accounts payable	(23,943)	(34,307)	10,529
Accrued salaries and benefits	(6,279)	(15,108)	10,049
Income taxes payable	15,108	(6,019)	(804)
Acquisition-related liabilities	(21,361)	12,654	39,656
Other accrued liabilities	(4,390)	(9,464)	(5,587)
Net cash provided by operating activities	421,674	339,568	124,753
Cash flows from investing activities:			
Maturities and sales of available-for-sale marketable securities	37,032	18,683	371,545
Purchases of available-for-sale marketable securities	(161,699)	(15,299)	(83,023)
Purchases of property, equipment and software	(37,650)	(35,090)	(26,139)
Investments in technology	(695)	(1,624)	(3,871)
Acquisition of business, net of cash obtained	—	—	(276,884)
Net cash used in investing activities	(163,012)	(33,330)	(18,372)
Cash flows from financing activities:			
Debt issuance costs	—	—	(1,718)
Payment of acquisition-related holdback	—	(30,949)	—
Issuance of common stock, net of shares withheld for taxes	3,329	10,145	13,220
Repurchase of stock to satisfy employee tax withholding obligations	(19,016)	(18,082)	(22,732)
Repurchase and retirement of common stock	(185,995)	(191,382)	(167,501)
Net cash used in financing activities	(201,682)	(230,268)	(178,731)
Net increase (decrease) in cash and cash equivalents	56,980	75,970	(72,350)
Cash and cash equivalents at beginning of period	445,784	369,814	442,164
Cash and cash equivalents at end of period	$ 502,764	$ 445,784	$ 369,814
Supplemental disclosures of cash flow information			
Cash payments during the year for:			
Income taxes	$ 43,377	$ 91,955	$ 35,693
Interest	658	537	572

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income / (Loss)	Total
Balance, March 27, 2021	57,652	$58	$1,498,761	$(112,689)	$ 2,875	$1,389,005
Net income	—	—	—	326,355	—	326,355
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	(4,413)	(4,413)
Change in foreign currency translation adjustments	—	—	—	—	(507)	(507)
Issuance of stock under stock option plans and other, net of shares withheld for employee taxes	1,008	1	13,217	(22,732)	—	(9,514)
Repurchase and retirement of common stock	(2,064)	(2)	—	(167,499)	—	(167,501)
Amortization of deferred stock compensation	—	—	66,392	—	—	66,392
Balance, March 26, 2022	56,596	$57	$1,578,370	$ 23,435	$(2,045)	$1,599,817
Net income	—	—	—	176,703	—	176,703
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	340	340
Change in foreign currency translation adjustments	—	—	—	—	(834)	(834)
Issuance of stock under stock option plans and other, net of shares withheld for employee taxes	861	1	10,141	(18,078)	—	(7,936)
Repurchase and retirement of common stock	(2,359)	(3)	—	(191,380)	—	(191,383)
Amortization of deferred stock compensation	—	—	81,575	—	—	81,575
Balance, March 25, 2023	55,098	$55	$1,670,086	$ (9,320)	$(2,539)	$1,658,282
Net income	—	—	—	274,572	—	274,572
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	786	786
Change in foreign currency translation adjustments	—	—	—	—	(850)	(850)
Issuance of stock under stock option plans and other, net of shares withheld for employee taxes	699	1	3,331	(19,012)	—	(15,680)
Repurchase and retirement of common stock	(2,306)	(3)	—	(187,324)	—	(187,327)
Amortization of deferred stock compensation	—	—	87,231	—	—	87,231
Balance, March 30, 2024	53,491	$53	$1,760,648	$ 58,916	$(2,603)	$1,817,014

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Description of Business

Cirrus Logic, Inc. ("Cirrus Logic," "We," "Us," "Our," or the "Company") is a leader in low-power, high-precision mixed-signal processing solutions that create innovative user experiences for the world's top mobile and consumer applications.

We were incorporated in California in 1984, became a public company in 1989, and were reincorporated in the State of Delaware in February 1999. Our primary facility housing engineering, sales and marketing, and administration functions is located in Austin, Texas. We also have offices in various other locations in the United States, United Kingdom, and Asia, including the People's Republic of China, South Korea, Japan, Singapore, and Taiwan. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ's Global Select Market under the symbol CRUS.

Basis of Presentation

We prepare financial statements on a 52- or 53-week year that ends on the last Saturday in March. Fiscal year 2024 was a 53-week year. Fiscal years 2023 and 2022 were 52-week years.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation of financial information.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the use of management estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of money market funds, commercial paper, and U.S. Government Treasury and Agency instruments with original maturities of three months or less at the date of purchase.

Business Combinations

We account for business combinations using the acquisition method of accounting and allocate the fair value of acquisition consideration to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The results of operations of the business acquired is included in our consolidated statements of income beginning on the date of the acquisition.

Leases

We account for leases under ASC 842, *Leases.* Our leases generally contain fixed rental payments, with additional variable payments linked to actual common area maintenance costs incurred by the landlord. These variable payments are not included within the lease liability and right-of-use ("ROU") asset, but are recognized as an expense when incurred. As our leases typically do not provide an implicit rate, the Company determines the Incremental Borrowing Rate ("IBR") for each lease based on the information available at the commencement date, taking into consideration necessary adjustments for collateral, currency, and lease term.

Operating leases in excess of 12 months are recognized on the balance sheet, with future lease payments recognized as a liability, measured at present value, and the ROU asset recognized for the lease term. Lease expense is recognized in the income statement over the lease term.

Inventories

We use the lower of cost or net realizable value to value our inventories, with cost being determined on a first-in, first-out basis. One of the factors we consistently evaluate in the application of this method is the extent to which products are accepted into the marketplace. By policy, we evaluate market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for our products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

On a quarterly and annual basis, we analyze inventories on a part-by-part basis. Product life cycles and the competitive nature of the industry are factors considered in the evaluation of customer unit demand at the end of each quarterly accounting period. Inventory on-hand in excess of forecasted demand is considered to have reduced market value and, therefore, the cost basis is adjusted to the lower of cost or net realizable value. Typically, market values for excess or obsolete inventories are considered to be zero. Net inventory reserve releases were $1.0 million in fiscal year 2024, primarily related to the sale of previously reserved inventory, offset by charges for excess and obsolete inventory. Inventory charges recorded for excess and obsolete inventory, including scrapped inventory, were $9.9 million in fiscal year 2023, related to a combination of quality issues and inventory exceeding demand.

Inventories were comprised of the following (in thousands):

	March 30, 2024	March 25, 2023
Work in process	$130,842	$116,088
Finished goods	96,406	117,362
	$227,248	$233,450

Property, Plant and Equipment, net

Property, plant and equipment is recorded at cost, net of depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over estimated economic lives, ranging from 3 to 39 years. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life. Furniture, fixtures, machinery, and equipment are all depreciated over a useful life of 3 to 10 years, while buildings are depreciated over a period of up to 39 years. In general, our capitalized software is amortized over a useful life of 3 years, with capitalized enterprise resource planning software being amortized over a useful life of 10 years. Gains or losses related to retirements or dispositions of fixed assets are recognized in the period incurred. Additionally, if impairment indicators exist, the Company will assess the carrying value in relation to the calculated fair value of the associated asset. The Company recorded $1.3 million of property, plant and equipment charges during fiscal year 2023, related to restructuring. See Note 12 — Restructuring for further detail. There were no additional material disposal charges for property, plant and equipment in fiscal years 2024, 2023 or 2022.

Property, plant and equipment was comprised of the following (in thousands):

	March 30, 2024	March 25, 2023
Land	$ 23,853	$ 23,853
Buildings	64,056	64,056
Furniture and fixtures	30,462	23,909
Leasehold improvements	81,118	55,733
Machinery and equipment	200,999	188,403
Capitalized software	23,092	26,889
Construction in progress and other	9	14,350
Total property, plant and equipment	423,589	397,193
Less: Accumulated depreciation and amortization	(253,414)	(234,221)
Property, plant and equipment, net	$ 170,175	$ 162,972

Depreciation and amortization expense on property, plant, and equipment for fiscal years 2024, 2023, and 2022 was $28.1 million, $27.1 million, and $24.8 million, respectively.

Goodwill

Goodwill is recorded at the time of an acquisition and is calculated as the difference between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management's assessment of qualitative factors to determine whether it is more likely than not that goodwill is impaired. If management concludes from its assessment of qualitative factors that it is more likely than not that impairment exists, then a quantitative impairment test will be performed involving management estimates of future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in these evaluations. Following the quantitative test, an impairment charge would be recorded for the amount the carrying value exceeds the calculated fair value. The Company has recorded no goodwill impairment in fiscal years 2024, 2023, and 2022.

Long-Lived Assets

Intangible assets include purchased technology licenses and patents that are reported at cost and are amortized on a straight-line basis over their useful lives, generally ranging from 1 to 5 years. Acquired intangibles include existing technology, core technology or patents, license agreements, in-process research & development, trademarks, tradenames, customer relationships, and non-compete agreements. These assets are amortized on a straight-line basis over lives ranging from 1 to 15 years.

We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or other long-lived assets, including intangible assets, are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. We measure any impairment loss by comparing the fair value of the asset to its carrying amount. We estimate fair value based on discounted future cash flows, quoted market prices, or independent appraisals. During the fourth quarter of fiscal year 2023, the Company recorded $85.8 million of acquired intangible asset impairment charges. See Note 7 — Intangibles, net and Goodwill for further detail. There were no other material intangible asset impairments recorded in fiscal years 2024, 2023, and 2022.

Foreign Currency Translation

Some of the Company's subsidiaries utilize the local currency as the functional currency. The Company's main entities, including the entities that generate the majority of sales and employ the majority of employees, are U.S. dollar functional.

Concentration of Credit Risk

Financial instruments that potentially subject us to material concentrations of credit risk consist primarily of cash equivalents, marketable securities, long-term marketable securities, and trade accounts receivable. We are exposed to credit risk to the extent of the amounts recorded on the balance sheet. By policy, our cash equivalents, marketable securities, and long-term marketable securities are subject to certain nationally recognized credit standards, issuer concentrations, sovereign risk, and marketability or liquidity considerations.

In evaluating our trade receivables, we perform credit evaluations of our major customers' financial condition and monitor closely all of our receivables to limit our financial exposure by limiting the length of time and amount of credit extended. In certain situations, we may require payment in advance or utilize letters of credit to reduce credit risk. By policy, we establish a reserve for trade accounts receivable based on the type of business in which a customer is engaged, the length of time a trade account receivable is outstanding, and other knowledge that we may possess relating to the probability that a trade receivable is at risk for non-payment.

We had three contract manufacturers aggregated at their parent level, Foxconn, Luxshare Precision, and Pegatron, who represented 43 percent, 11 percent, and 10 percent, respectively, of our consolidated gross trade accounts receivable as of the end of fiscal year 2024. We had three contract manufacturers aggregated at their parent level, Foxconn, Pegatron, and Luxshare Precision, who represented 35 percent, 16 percent, and 11 percent, respectively, of our consolidated gross trade accounts receivable as of the end of fiscal year 2023. No other distributor or contract manufacturer had receivable balances that represented more than 10 percent of consolidated gross trade accounts receivable as of the end of fiscal year 2024 or 2023.

Since the components we produce are largely proprietary and generally not available from second sources, we consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from a distributor, or through a third-party manufacturer contracted to produce their end product. For fiscal years 2024, 2023 and 2022, our ten largest end customers represented approximately 95 percent, 92 percent and 93 percent of our sales, respectively. For fiscal years 2024, 2023, and 2022, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 87 percent, 83 percent, and 79 percent, of the Company's total sales, respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2024, 2023, or 2022.

Revenue Recognition

We recognize revenue upon the transfer of promised goods or services to customers, in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods or services.

Performance Obligations

The Company's single performance obligation is the delivery of promised goods to the customer. The promised goods are explicitly stated in the customer contract and are comprised of a single type of good. This performance obligation is satisfied upon transfer of control of the promised goods to the customer, as defined per the shipping terms within the customer's contract. The vast majority of the Company's contracts with customers have an original expected term of one year or less. As allowed by ASC 606, the Company has not disclosed the value of any unsatisfied performance obligations related to these contracts.

Contract balances

Payments are typically due within 30 to 60 days of invoicing and terms do not include a significant financing component or noncash consideration. There have been no material impairment losses on accounts receivable. There are no material contract assets or contract liabilities recorded on the consolidated balance sheets.

Transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods to the customer. Fixed pricing is the consideration that is agreed upon in the customer contract. Variable pricing includes rights of return, price protection and stock rotation. Rights of return costs are estimated using the "most likely amount" method by reviewing historical returns to determine the most likely customer return rate and applying materiality thresholds. Price protection includes price adjustments available to certain distributors based upon established book price and a stated adjustment period. Stock rotation is also available to certain distributors based on a stated maximum of prior billings.

The Company estimates all variable consideration at the most likely amount which it expects to be entitled. The estimate is based on current and historical information available to the Company, including recent sales activity and pricing. Variable consideration is only included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company defers all variable consideration that does not meet the revenue recognition criteria.

Shipping Costs

Our shipping and handling costs are included in cost of sales for all periods presented in the consolidated statements of income.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $0.3 million, $0.5 million, and $0.9 million, in fiscal years 2024, 2023, and 2022, respectively.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards and is recognized as an expense, on a ratable basis, over the vesting period, which is generally between 1 and 4 years. Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of stock options and performance awards (also called market stock units). The Company calculates the grant-date fair value for stock options and market stock units using the Black-Scholes valuation model and the Monte Carlo simulation, respectively. The use of valuation models requires the Company to make estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield, and forfeiture rates. The grant-date fair value of restricted stock units is the market value at grant date multiplied by the number of units.

Income Taxes

We are required to calculate income taxes in each of the jurisdictions in which we operate. This process involves calculating the actual current tax liability as well as assessing temporary differences in the recognition of income or loss for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the ability to realize its deferred tax assets based on all the facts and circumstances, including projections of future taxable income and expiration dates of carryover tax attributes.

The calculation of our tax liabilities involves assessing uncertainties with respect to the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the U.S. Internal Revenue Service or other taxing jurisdiction. We recognize liabilities for uncertain tax positions based on the required two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. We reevaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. A change in the recognition step or measurement step would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, we cannot assure that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation, it could have a material effect on our income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods. See Note 19 — Income Taxes for further detail.

Government Assistance

The Company benefits from the Research and Development Expenditure Credit ("RDEC") program in the United Kingdom. The RDEC is recorded as an offset to research and development expenses in the consolidated statements of income, $40.9 million, $26.2 million, and $23.2 million in fiscal years 2024, 2023, and 2022, respectively. RDEC receivables are first settled against the Company's United Kingdom income taxes with the remainder paid in cash on an annual basis. RDEC receivables as of March 30, 2024 and March 25, 2023 totaled $27.9 million and $47.0 million, respectively, presented within "*Other current Assets*" and the combination of "*Other current Assets*" and "*Other Assets*" respectively, on the consolidated balance sheets. While the duration of RDEC benefits is indefinite, the program is subject to future policy changes and RDEC claims are subject to regular audits by the United Kingdom government.

Net Income Per Share

Basic net income per share is based on the weighted effect of common shares issued and outstanding and is calculated by dividing net income by the basic weighted average shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares used in the basic net income per share calculation, plus the equivalent number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. These potentially dilutive items consist primarily of outstanding stock options and restricted stock grants.

The following table details the calculation of basic and diluted earnings per share for fiscal years 2024, 2023, and 2022, (in thousands, except per share amounts):

| | Fiscal Years Ended | | |
	March 30, 2024	March 25, 2023	March 26, 2022
Numerator:			
Net income	$274,572	$176,703	$326,355
Denominator:			
Weighted average shares outstanding	54,290	55,614	57,278
Effect of dilutive securities	1,731	1,612	1,865
Weighted average diluted shares	56,021	57,226	59,143
Basic earnings per share	$ 5.06	$ 3.18	$ 5.70
Diluted earnings per share	$ 4.90	$ 3.09	$ 5.52

The weighted outstanding shares excluded from our diluted calculation for the years ended March 30, 2024, March 25, 2023, and March 26, 2022 were 325 thousand, 268 thousand, and 113 thousand, respectively, as the exercise price of certain outstanding stock options exceeded the average market price during the period.

Accumulated Other Comprehensive Loss

Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments and unrealized gains and losses on investments classified as available-for-sale. See Note 18 — Accumulated Other Comprehensive Income (Loss) for additional discussion.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* This ASU requires interim and annual disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of a segment's profit or loss, requires interim disclosures about a reportable segment's profit or loss and assets that are currently required annually and requires disclosure of the position and title of the CODM and how the CODM uses segment profit or loss information in assessing segment performance and deciding how to allocate resources. In the event the CODM uses more than one measure of a segment's profit or loss in assessing performance and allocation of resources, clarification of disclosure requirements is provided. Additionally, a company with a single reportable segment is required to provide all the disclosures prescribed under this ASU. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, to be applied retrospectively to all periods presented, with early adoption permitted. The Company is currently evaluating the impact of this new guidance on the financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures*. The guidance provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, requiring more consistent categories and greater disaggregation of information by jurisdiction. This ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted, to be applied on a prospective basis, although retrospective application is also permitted. The Company is currently evaluating the impact of this guidance on the financial statements and related disclosures.

In March 2024, the SEC adopted final climate-related disclosure rules. The rules require disclosure of climate-related risks that have had or are reasonably likely to have a material impact on the business strategy, results of operations, or financial condition of the Company. Disclosure of climate-related risk management, governance, greenhouse gas emissions, climate-related targets, and severe weather events, if material, is also required. Subsequently, the SEC issued an order to stay the rules pending judicial review of challenges to the rule. If the rules are ultimately implemented, they will be phased in and the Company may be required to begin making certain disclosures beginning in fiscal year 2026. The Company is currently evaluating the impact of the final rules on our disclosures.

3. Marketable Securities

The Company's investments have been classified as available-for-sale securities in accordance with U.S. GAAP. Marketable securities are categorized on the consolidated balance sheet as "*Marketable securities*" within the short-term or long-term classification, as appropriate.

The following table is a summary of available-for-sale securities (in thousands):

As of March 30, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate debt securities	$186,194	$115	$ (916)	$185,393
U.S. Treasury securities	9,850	—	(81)	9,769
Agency discount notes	1,135	—	(11)	1,124
Commercial paper	866	—	—	866
Total securities	$198,045	$115	$(1,008)	$197,152

The Company typically invests in highly-rated securities with original maturities generally ranging from one to three years. The Company's specifically identified gross unrealized losses of $1.0 million related to securities with total amortized costs of approximately $172.1 million at March 30, 2024. Securities in a continuous unrealized loss position for more than 12 months as of March 30, 2024 had an aggregate amortized cost of $25.0 million and an aggregate unrealized loss of $0.3 million. The Company may sell certain of its marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipated or actual changes in credit rating and duration management. The Company records an allowance for credit loss when a decline in investment market value is due to credit-related factors. When evaluating an investment for impairment, the Company reviews factors including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, changes in market interest rates and whether it is more likely than not the Company will be required to sell the investment before recovery of the investment's cost basis. As of March 30, 2024, the Company does not consider any of its investments to be impaired.

As of March 25, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate debt securities	$66,753	$ 91	$(1,825)	$65,019
Non-U.S. government securities	510	—	(3)	507
U.S. Treasury securities	5,728	17	(151)	5,594
Agency discount notes	385	—	(18)	367
Total securities	$73,376	$108	$(1,997)	$71,487

The Company's specifically identified gross unrealized losses of $2.0 million related to securities with total amortized costs of approximately $64.0 million at March 25, 2023. Securities in a continuous unrealized loss position for more than 12 months as of March 25, 2023 had an aggregate amortized cost of $56.3 million and an aggregate unrealized loss of $1.9 million as of March 25, 2023. As of March 25, 2023, the Company did not consider any of its investments to be impaired.

The cost and estimated fair value of available-for-sale investments by contractual maturity were as follows:

	March 30, 2024		March 25, 2023	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$ 24,071	$ 23,778	$35,824	$34,978
After 1 year	173,974	173,374	37,552	36,509
Total	$198,045	$197,152	$73,376	$71,487

4. Fair Value of Financial Instruments

The Company has determined that the assets and liabilities in the Company's financial statements that are required to be measured at fair value on a recurring basis are the Company's cash equivalents and marketable securities portfolio. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's cash equivalents and marketable securities portfolio consist of money market funds, certificates of deposit, commercial paper, debt securities, non-U.S government securities, U.S Treasury securities, and securities of U.S. government-sponsored enterprises, and are reflected on our consolidated balance sheet under the headings cash and cash equivalents, marketable securities, and long-term marketable securities. The Company determines the fair value of its marketable securities portfolio by obtaining non-binding market prices from its third-party pricing providers on the last day of the quarter, whose sources may use quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value.

The Company's long-term revolving facility, described in Note 9 — Revolving Credit Facility, bears interest at a base rate plus applicable margin or forward-looking secured overnight financing rate ("Term SOFR") plus 10 basis points plus applicable margin. As of March 30, 2024, there are no amounts drawn under the facility and the fair value is zero.

As of March 30, 2024 and March 25, 2023, the Company has no material Level 3 assets or liabilities. There were no transfers between Level 1, Level 2, or Level 3 measurements for the years ending March 30, 2024 and March 25, 2023.

The following summarizes the fair value of our financial instruments at March 30, 2024 (in thousands):

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$439,065	$ —	$—	$439,065
Certificates of deposit	—	400	—	400
	$439,065	$ 400	$—	$439,465
Available-for-sale securities				
Corporate debt securities	$ —	$185,393	$—	$185,393
U.S. Treasury securities	9,769	—	—	9,769
Agency discount notes	—	1,124	—	1,124
Commercial paper	—	866	—	866
	$ 9,769	$187,383	$—	$197,152

The following summarizes the fair value of our financial instruments at March 25, 2023 (in thousands):

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$406,265	$ —	$—	$406,265
Available-for-sale securities				
Corporate debt securities	$ —	$65,019	$—	$ 65,019
Non-U.S. government securities	—	507	—	507
U.S. Treasury securities	5,594	—	—	5,594
Agency discount notes	—	367	—	367
	$ 5,594	$65,893	$—	$ 71,487

5. Derivative Financial Instruments

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to reduce the earnings impact that exchange rate fluctuations have on non-functional currency balance sheet exposures. The Company recognizes both the gains and losses on foreign currency forward contracts and the gains and losses on the remeasurement of non-functional currency assets and liabilities within "*Other income (expense)*" in the consolidated statements of income. The Company does not apply hedge accounting to these foreign currency derivative instruments.

As of March 30, 2024, the Company held one foreign currency forward contract denominated in British Pound Sterling with a notional value of $4.3 million. The fair value of this contract was not material as of March 30, 2024.

The before-tax effect of derivative instruments not designated as hedging instruments was as follows (in thousands):

| | Fiscal Years Ended | | | |
	March 30, 2024	March 25, 2023	March 26, 2022	Location
Loss recognized in income				
Foreign currency forward contracts	$(431)	$(564)	$(283)	Other income (expense)

6. Accounts Receivable, net

The following are the components of accounts receivable, net (in thousands):

	March 30, 2024	March 25, 2023
Gross accounts receivable	$162,478	$150,473
Allowance for doubtful accounts	—	—
Accounts receivable, net	$162,478	$150,473

The Company regularly evaluates the collectability of accounts receivable based on age, historical customer payment trends and ongoing customer relations. The allowance for doubtful accounts and recoveries on bad debt were immaterial for fiscal years 2024, 2023, and 2022.

7. Intangibles, net and Goodwill

In the fourth quarter of fiscal 2023, due to the prolonged weakness in the China smartphone market, which has had an adverse effect on sales of our general market battery and power products associated with the acquisition of Lion Semiconductor, Inc. ("Lion") (the "Acquisition"), the Company was prompted to assess the recoverability and fair value of the acquired intangible assets recorded in purchase accounting. The Company determined that a replacement cost approach was the most appropriate method to evaluate remaining fair value of the technology. As a result, the Company recorded an intangibles impairment charge of $85.8 million in fiscal year 2023.

The following information details the gross carrying amount, accumulated amortization, and net carrying value of our intangible assets subject to amortization (in thousands):

Intangible Category / Weighted-Average Remaining Amortization Period (in years)	March 30, 2024			March 25, 2023		
	Gross Amount	Accumulated Amortization	Net Carrying Value	Gross Amount	Accumulated Amortization	Net Carrying Value
Existing technology (4.4)	146,146	(117,595)	28,551	146,146	(110,792)	35,354
Trademarks and tradename (a)	3,037	(3,037)	—	3,037	(2,973)	64
Customer relationships (0.4)	15,381	(14,840)	541	15,381	(13,422)	1,959
Technology licenses (2.9)	10,692	(10,206)	486	15,841	(14,342)	1,499
Total	$175,256	$(145,678)	$29,578	$180,405	$(141,529)	$38,876

(a) Intangible assets are fully amortized as of March 30, 2024.

Amortization expense for intangibles in fiscal years 2024, 2023, and 2022 was $9.0 million, $33.7 million, and $29.0 million, respectively. The following table details the estimated aggregate amortization expense for all intangibles owned as of March 30, 2024, for each of the five succeeding fiscal years and in the aggregate thereafter (in thousands):

Fiscal Year	
2025	$7,478
2026	$6,725
2027	$6,590
2028	$6,589
2029	$2,196
Thereafter	$ —

The goodwill balance included on the consolidated balance sheet was $435.9 million and $435.9 million at March 30, 2024 and March 25, 2023, respectively.

8.   Acquisition

There were no acquisitions completed during fiscal year 2024. During fiscal year 2022, the Company completed the acquisition of Lion. As a result of acquiring 100 percent of the outstanding share capital of Lion, Lion became a wholly-owned subsidiary of the Company. This transaction was accounted for as a business combination using the acquisition method of accounting. All of the acquired assets and liabilities of Lion have been recorded at their respective fair values as of the acquisition date.

At the acquisition date, total consideration transferred was approximately $280.5 million, inclusive of $4.9 million in cash acquired. During the third quarter of fiscal year 2022, an additional $1.2 million of consideration was paid related to contractual post-closing adjustment provisions. The remaining merger consideration of $31.0 million was subject to indemnity provisions as outlined in the merger agreement and paid during fiscal year 2023.

In addition, $25.4 million of the merger consideration related to retention agreements with certain key employees subject to continued employment with the Company. The merger consideration subject to retention agreements was treated as compensation expense and recognized over the retention period in "*Research and development*" expense in the consolidated statements of income. The merger consideration was paid in fiscal year 2024.

The excess of the purchase price over the net assets acquired was recorded as goodwill during fiscal year 2022.

9. Revolving Credit Facility

On July 8, 2021, the Company entered into a second amended and restated credit agreement (the "Second Amended Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. The Second Amended Credit Agreement provides for a $300 million senior secured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility matures on July 8, 2026 (the "Maturity Date"). The Revolving Credit Facility is required to be guaranteed by all of Cirrus Logic's material domestic subsidiaries (the "Subsidiary Guarantors"). The Revolving Credit Facility is secured by substantially all the assets of Cirrus Logic and any Subsidiary Guarantors, except for certain excluded assets.

On March 20, 2023, the Company, entered into the First Amendment (the "Amendment") to its Second Amended Credit Agreement, with the lending institutions party thereto and Wells Fargo Bank, National Association, as administrative agent. The Amendment updates the benchmark interest rate provisions to replace the London interbank offered rate ("LIBOR") with the forward-looking secured overnight financing rate ("Term SOFR"), for the purposes of calculating interest under the terms of the Second Amended Credit Agreement.

Borrowings under the Revolving Credit Facility may, at Cirrus Logic's election, bear interest at either (a) a base rate plus the applicable margin ("Base Rate Loans") or (b) a Term SOFR rate plus a 10 basis point credit spread adjustment plus the applicable margin. The applicable margin ranges from 0% to 0.75% per annum for Base Rate Loans and 1.00% to 1.75% per annum for SOFR Loans based on the ratio of consolidated funded indebtedness to consolidated EBITDA for the most recently ended period of four consecutive fiscal quarters (the "Consolidated Leverage Ratio"). A Commitment Fee accrues at a rate per annum ranging from 0.175% to 0.275% (based on the Consolidated Leverage Ratio) on the average daily unused portion of the commitment of the lenders.

The Revolving Credit Facility contains certain financial covenants providing that (a) the ratio of consolidated funded indebtedness (minus up to $200 million of unrestricted cash and cash equivalents available on such date) to consolidated EBITDA for the prior four consecutive quarters must not be greater than 3.00 to 1.00 (the "Consolidated Net Leverage Ratio") and (b) the ratio of consolidated EBITDA for the prior four consecutive quarters to consolidated interest expense paid or payable in cash for the prior four consecutive quarters must not be less than 3.00 to 1.00 (the "Consolidated Interest Coverage Ratio"). The Second Amended Credit Agreement also contains negative covenants limiting the Company's or any Subsidiary's ability to, among other things, incur debt, grant liens, make investments, effect certain fundamental changes, make certain asset dispositions, and make certain restricted payments. Further, the Second Amended Credit Agreement contains customary affirmative covenants, including, among others, covenants regarding the payment of taxes and other obligations, maintenance of insurance, reporting requirements, and compliance with applicable laws and regulations.

As of March 30, 2024, the Company had no amounts outstanding under the Revolving Credit Facility and was in compliance with all covenants under the Second Amended Credit Agreement.

As of March 30, 2024, future interest payment obligations based on forecasted commitment fees under the Revolving Credit Facility were as follows (in thousands):

Fiscal Year	
2025	$ 404
2026	532
2027	277
2028	—
2029	—
Thereafter	—
Total	$1,213

10. Revenues

Disaggregation of revenue

We disaggregate revenue from contracts with customers by product line and ship to location of the customer. Sales are designated in the product line categories of Audio and High-Performance Mixed-Signal ("HPMS").

Total net sales based on the product line disaggregation criteria described above are shown in the table below (in thousands).

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Audio Products	$1,083,939	$1,172,007	$1,187,126
HPMS Products	704,951	725,610	594,334
Total	$1,788,890	$1,897,617	$1,781,460

The geographic regions that are reviewed are China, the United States, and the rest of the world.

Total net sales based on the geographic disaggregation criteria described are as follows (in thousands):

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
China	$1,114,310	$1,230,602	$1,197,812
United States	17,971	52,688	29,513
Rest of World	656,609	614,327	554,135
Total	$1,788,890	$1,897,617	$1,781,460

See Note 2 — Summary of Significant Accounting Policies for additional discussion surrounding revenue recognition considerations.

11. Leases

The Company has operating leases for corporate offices and certain office equipment. Our leases have remaining lease terms of 1 year to 25 years, some of which include options to extend the leases that are considered reasonably certain to be exercised. There are no residual value guarantees in any of our leases. No restrictions or covenants have been imposed on the Company as a result of the lease agreements in place. All of the Company's leases have been classified as operating leases.

The components of net operating lease expense were as follows (in thousands):

	Fiscal Years Ended	
	March 30, 2024	March 25, 2023
Operating lease — in excess of 12 months	$17,498	$18,071
Variable lease	5,259	6,226
Short-term lease	853	86
Operating lease income	(164)	(464)
Total net operating lease expense	$23,446	$23,919

Supplemental operating lease information:

	Fiscal Years Ended	
	March 30, 2024	March 25, 2023
Balance Sheet Information (in thousands)		
Operating lease right-of-use assets	$138,288	$128,145
Operating lease liabilities	$155,216	$141,073
Cash Flow Information (in thousands)		
Operating cash flows from operating leases	$ 19,189	$ 14,531
Non-Cash Information		
Right-of-use assets obtained in exchange for new operating lease liabilities	24,784	4,381
Lease remeasurements	(1,606)	(28,965)
Lease impairments and other related charges	(563)	(5,579)
Operating Lease Information		
Weighted-average remaining lease term — operating leases (in years)	12	13
Weighted-average discount rate — operating leases	4%	4%

Subsequent to March 30, 2024, the Company entered into additional operating leases, with a total estimated lease liability of approximately $5 million, with lease terms ranging from 1 to 10 years.

Future lease commitments under non-cancellable leases, including extension options reasonably anticipated to be exercised as of March 30, 2024, are as follows (in thousands):

Fiscal Year	Operating Lease Commitments
2025	$ 21,006
2026	20,823
2027	18,705
2028	19,121
2029	17,922
Thereafter	102,968
Total	$200,545
Less imputed interest and other	(45,329)
Total	$155,216

Operating lease liabilities consisted of the following (in thousands):

	March 30, 2024	March 25, 2023
Current lease liabilities	$ 20,640	$ 18,442
Non-current lease liabilities	134,576	122,631
Total operating lease liabilities	$155,216	$141,073

12. Restructuring

On July 12, 2023, during the second quarter of fiscal year 2024, the Company announced a workforce reduction of approximately 5% of its global employees. This action was taken in response to overall market conditions and the impact of a new product previously scheduled for introduction in fall 2023 that did not come to market as anticipated. The Company incurred severance and other related charges of $2.3 million related to this restructuring event. In the third quarter of fiscal year 2024, a recovery of restructuring costs of $0.4 million was recorded for the settlement of certain lease obligations related to abandoned office space associated with the fiscal year 2023 restructuring event discussed below. The net costs are presented within "*Restructuring*" on the consolidated statements of income. As of March 30, 2024, there were no remaining liabilities related to this restructuring event.

In fiscal year 2023, the Company was focused on improving operational efficiency and accordingly took a number of steps, including reducing our global real estate footprint, product prioritization, and some restructuring actions. As part of this strategy, the Company decided to abandon or sublease office space at various properties worldwide to align our real property lease arrangements with our anticipated operating needs. As a result, the Company recorded $10.6 million of restructuring charges, which consisted of $6.9 million of impairment of right-of-use lease assets and leasehold improvements, and $3.7 million of other related charges in fiscal year 2023. These costs are presented within "*Restructuring*" on the consolidated statements of income. As of March 30, 2024, restructuring-related liabilities of $1.6 million are primarily presented within the "*Other accrued liabilities*" on the consolidated balance sheet. We expect the restructuring-related liabilities to be substantially paid out in cash during fiscal year 2025.

13. Postretirement Benefit Plans

We have Defined Contribution Plans ("the Plans") covering all of our qualifying employees. Under the Plans, employees may elect to contribute any percentage of their annual compensation up to the annual regulatory limits. The Company made matching employee contributions of $11.0 million, $10.2 million, and $9.6 million during fiscal years 2024, 2023, and 2022, respectively.

14. Equity Compensation

The Company is currently granting equity awards from the 2018 Long Term Incentive Plan (the "Plan"), which was approved by stockholders in August 2018 and subsequently amended on July 29, 2022. The Plan provides for granting of stock options, restricted stock awards, performance awards, phantom stock awards, and bonus stock awards, or any combination of the foregoing. To date, the Company has granted stock options, restricted stock awards, phantom stock awards (also called restricted stock units), and performance awards (also called market stock units). Each stock option granted reduces the total shares available for grant under the Plan by one share. Each full value award granted (including restricted stock awards, restricted stock units and market stock units) reduces the total shares available for grant under the Plan by 1.5 shares. Stock options generally vest between one and four years, and are exercisable for a period of ten years from the date of grant. Restricted stock units are generally subject to vesting from one to three years, depending upon the terms of the grant. Market stock units are subject to a vesting schedule of three years.

The following table summarizes the activity in total shares available for grant (in thousands):

	Shares Available for Grant
Balance, March 27, 2021	4,025
Shares added	—
Granted	(1,679)
Forfeited	271
Balance, March 26, 2022	2,617
Shares added	2,090
Granted	(2,536)
Forfeited	303
Balance, March 25, 2023	2,474
Shares added	—
Granted	(1,813)
Forfeited	317
Balance, March 30, 2024	978

Stock-based Compensation Expense

The following table summarizes the effects of stock-based compensation on cost of goods sold, research and development, sales, general and administrative, pre-tax income, and net income after taxes for shares granted under the Plan (in thousands, except per share amounts):

	Fiscal Year		
	2024	2023	2022
Cost of sales	$ 1,403	$ 1,270	$ 1,024
Research and development	63,678	57,312	44,154
Sales, general and administrative	24,190	23,059	21,214
Effect on pre-tax income	89,271	81,641	66,392
Income Tax Benefit	(20,646)	(15,184)	(11,521)
Total stock-based compensation expense (net of taxes)	68,625	66,457	54,871
Stock-based compensation effects on basic earnings per share	$ 1.26	$ 1.19	$ 0.96
Stock-based compensation effects on diluted earnings per share	1.22	1.16	0.93

The total stock-based compensation expense included in the table above and which is attributable to restricted stock units and market stock units was $85.1 million, $78.0 million, $63.2 million, for fiscal years 2024, 2023, and 2022, respectively. Stock-based compensation expense is presented within operating activities in the consolidated statement of cash flows.

As of March 30, 2024, there was $140.6 million of compensation costs related to non-vested stock options, restricted stock units, and market stock units granted under the Company's equity incentive plans not yet recognized in the Company's financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.78 years for stock options, 1.53 years for restricted stock units, and 1.91 years for market stock units.

In addition to the income tax benefit of stock-based compensation expense shown in the table above, the Company recognized excess tax benefits of $0.2 million, $1.4 million and $3.9 million in fiscal years 2024, 2023, and 2022 respectively.

Stock Options

We estimate the fair value of each stock option on the date of grant using the Black-Scholes option-pricing model using a dividend yield of zero and the following additional assumptions:

	March 30, 2024	March 25, 2023	March 26, 2022
Expected stock price volatility	34.53% - 39.92%	35.18% - 46.50%	36.85% - 41.66%
Risk-free interest rate	3.99% - 4.11%	2.47% - 3.96%	0.82% - 1.62%
Expected term (in years)	3.85 - 4.07	4.04 - 4.33	4.22 - 4.39

The Black-Scholes valuation calculation requires us to estimate key assumptions such as stock price volatility, expected term, risk-free interest rate and dividend yield. The expected stock price volatility is based upon implied volatility from traded options on our stock in the marketplace. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding after becoming vested. The risk-free interest rate reflects the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption. Finally, we have never paid cash dividends, do not currently intend to pay cash dividends, and thus have assumed a zero percent dividend yield.

Using the Black-Scholes option valuation model, the weighted average estimated fair values of stock options granted in fiscal years 2024, 2023, and 2022, were $39.61, $42.37, and $37.31, respectively.

During fiscal years 2024, 2023, and 2022, we received a net $3.3 million, $10.1 million, and $13.2 million, respectively, from the exercise of 0.1 million, 0.2 million, and 0.3 million, respectively, stock options granted under the Company's Stock Plan.

The total intrinsic value of stock options exercised during fiscal year 2024, 2023, and 2022, was $2.8 million, $11.4 million, and $15.8 million, respectively. Intrinsic value represents the difference between the market value of the Company's common stock at the time of exercise and the strike price of the stock option.

Additional information with respect to stock option activity is as follows (in thousands, except per share amounts):

	Outstanding Options	
	Number	Weighted Average Exercise Price
Balance, March 27, 2021	1,059	$49.87
Options granted	88	87.52
Options exercised	(327)	40.31
Options forfeited	—	—
Options expired	—	—
Balance, March 26, 2022	820	$57.75
Options granted	143	96.33
Options exercised	(225)	45.10
Options forfeited	(18)	71.14
Options expired	—	—
Balance, March 25, 2023	720	$69.03
Options granted	132	92.69
Options exercised	(66)	50.39
Options forfeited	—	—
Options expired	—	—
Balance, March 30, 2024	786	$74.56

Additional information with regards to outstanding options that are vesting, expected to vest, or exercisable as of March 30, 2024 is as follows (in thousands, except years and per share amounts):

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Vested and expected to vest	774	$74.26	6.60	$15,226
Exercisable	494	$63.84	5.25	$14,443

In accordance with U.S. GAAP, stock options outstanding that are expected to vest are presented net of estimated future option forfeitures, which are estimated as compensation costs are recognized. Options with a fair value of $4.2 million, $3.0 million, and $4.6 million, became vested during fiscal years 2024, 2023, and 2022, respectively.

The following table summarizes information regarding outstanding and exercisable options as of March 30, 2024 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$31.25 - $54.65	135	3.55	$ 42.67	135	$ 42.67
$55.72 - $68.56	215	4.68	62.54	215	62.54
$78.00 - $82.81	127	7.44	79.36	78	78.94
$88.00 - $88.00	81	7.92	88.00	40	88.00
$93.24 - $93.24	125	9.86	93.24	—	—
$102.37 - $102.37	103	8.86	102.37	26	102.37
	786	6.64	$ 74.56	494	$ 63.84

As of March 30, 2024, March 25, 2023, and March 26, 2022, the number of options exercisable was 0.5 million, 0.5 million, and 0.6 million respectively.

Restricted Stock Units

Restricted stock units ("RSUs") are valued as of the grant date and amortized over the requisite vesting period. Generally, RSUs vest 100 percent on the first to third anniversary of the grant date depending on the vesting specifications. A summary of the activity for RSUs in fiscal year 2024, 2023, and 2022 is presented below (in thousands, except per share amounts):

	Shares	Weighted Average Fair Value
March 27, 2021	2,613	$60.31
Granted	1,079	81.61
Vested	(935)	43.96
Forfeited	(181)	70.60
March 26, 2022	2,576	$74.45
Granted	1,574	75.97
Vested	(877)	70.02
Forfeited	(183)	75.58
March 25, 2023	3,090	$76.42
Granted	1,099	71.12
Vested	(879)	73.54
Forfeited	(211)	75.70
March 30, 2024	3,099	$75.41

The aggregate intrinsic value of RSUs outstanding as of March 30, 2024, March 25, 2023, and March 26, 2022 was $286.9 million, $326.3 million, and $225.9 million, respectively. Additional information with regards to outstanding RSUs that are expected to vest as of March 30, 2024, is as follows (in thousands, except year and per share amounts):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (years)
Expected to vest	2,923	$75.55	1.50

RSUs outstanding that are expected to vest are presented net of estimated future forfeitures, which are estimated as compensation costs are recognized. RSUs with a fair value of $64.6 million, $61.4 million, and $41.1 million became vested during fiscal years 2024, 2023, and 2022, respectively. The majority of RSUs that vested in 2024, 2023 and 2022 were net settled such that the Company withheld a portion of the shares to satisfy tax withholding requirements. In fiscal years 2024, 2023, and 2022 the vesting of RSUs reduced the authorized and unissued share balance by approximately 0.9 million, 0.9 million, and 0.9 million, respectively. Total shares withheld and subsequently retired out of the Plan were approximately 0.3 million, 0.2 million, and 0.3 million and total payments for the employees' tax obligations to taxing authorities were $18.9 million, $18.0 million, and $22.0 million for fiscal years 2024, 2023, and 2022, respectively.

Market Stock Units

Market stock units ("MSUs") granted prior to February 2024 vest based upon the relative total shareholder return ("TSR") of the Company as compared to that of the Philadelphia Semiconductor Index, while MSUs granted after February 2024 vest based on the TSR of the Company as compared to that of the Russell 3000 Index (collectively referred to as the "Indexes". The requisite service period for these MSUs is also the vesting period, which is three years. The fair value of each MSU granted was determined on the date of grant using the Monte Carlo simulation, which calculates the present value of the potential outcomes of future stock prices of the Company and the Indexes over the requisite service period. The fair value is based on the risk-free rate of return, the volatility of the stock price of the Company and the Indexes, the correlation of the stock price of the Company with the Indexes, and the dividend yield.

The fair values estimated from the Monte Carlo simulation were calculated using a dividend yield of zero and the following additional assumptions:

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Expected stock price volatility	34.53%	35.18% - 46.50%	41.66%
Risk-free interest rate	4.12%	2.67% - 3.92%	1.46%
Expected term (in years)	3.00	3.00	3.00

Using the Monte Carlo simulation, the weighted average estimated fair value of the MSUs granted in fiscal year 2024 was $141.48. A summary of the activity for MSUs in fiscal year 2024, 2023, and 2022 is presented below (in thousands, except per share amounts):

	Shares	Weighted Average Fair Value
March 27, 2021	133	$ 73.29
Granted	28	109.18
Vested	(30)	50.11
Forfeited	(46)	38.70
March 26, 2022	85	$ 95.75
Granted	38	135.87
Vested	(10)	87.43
Forfeited	(24)	94.80
March 25, 2023	89	$113.83
Granted	35	141.48
Vested	(9)	83.96
Forfeited	(14)	83.96
March 30, 2024	101	$130.46

The aggregate intrinsic value of MSUs outstanding as of March 30, 2024, March 25, 2023, and March 26, 2022 was $9.4 million, $9.3 million, and $7.5 million, respectively. Additional information with regard to outstanding MSUs that are expected to vest as of March 30, 2024 is as follows (in thousands, except year and per share amounts):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (years)
Expected to vest	94	$130.04	1.89

MSUs with a fair value of $0.8 million, $0.8 million, and $1.5 million became vested during fiscal year 2024, 2023, and 2022 respectively.

15. Commitments and Contingencies

Facilities and Equipment Under Operating Lease Agreements

We currently own our corporate headquarters and select surrounding properties. We lease certain of our other facilities and certain equipment under operating lease agreements, some of which have renewal options. Certain of these arrangements provide for lease payment increases based upon future fair market rates. As of March 30, 2024, our principal facilities are located in Austin, Texas and Edinburgh, Scotland, United Kingdom.

Total rent expense under operating leases was approximately $23.6 million, $24.4 million, and $19.9 million, for fiscal years 2024, 2023, and 2022, respectively. Rental income was $0.2 million, $0.5 million, and $1.5 million, for fiscal years 2024, 2023, and 2022, respectively.

See Note 11 — Leases for minimum future rental commitments and income under all operating leases as of March 30, 2024.

Capacity Reservation Agreement

On July 28, 2021, the Company entered into a Capacity Reservation and Wafer Supply Commitment Agreement (the "Capacity Reservation Agreement") with GLOBALFOUNDRIES Singapore Pte. Ltd. ("GlobalFoundries") to provide the Company a wafer capacity commitment and wafer pricing for Company products for calendar years 2022-2026 (the "Commitment Period").

The Capacity Reservation Agreement requires GlobalFoundries to provide, and the Company to purchase, a defined number of wafers on a quarterly basis for the Commitment Period, subject to shortfall payments. In exchange for GlobalFoundries' capacity commitment, the Company paid a $60 million non-refundable capacity reservation fee, which is amortized over the Commitment Period. The balance of this reservation fee is $31 million as of March 30, 2024, and is recorded in "*Other current assets*" and "*Other assets*" on the consolidated balance sheets within the short-term or long-term classification, as appropriate. In addition, the Company pre-paid GlobalFoundries $195 million for future wafer purchases, which are credited back to the Company as a portion of the price of wafers purchased, which began in the Company's second fiscal quarter of 2024. The balance of the prepayment is $147 million at March 30, 2024, and is currently recorded in "*Prepaid wafers*" and "*Long-term prepaid wafers*" on the consolidated balance sheets. As of March 30, 2024, the Company estimates its remaining purchase obligation to be approximately $840 million of wafers from GlobalFoundries under the Capacity Reservation Agreement.

Purchase Commitments

We rely primarily on third-party foundries for our wafer manufacturing needs. With the exception of the terms of the Capacity Reservation Agreement described above, generally, our foundry agreements do not have volume purchase commitments and primarily provide for purchase commitments based on purchase orders. Cancellation fees or other charges may apply and are generally dependent upon whether wafers have been started or the stage of the manufacturing process at which the notice of cancellation is given.

In addition to our wafer supply arrangements, we contract with third-party assembly vendors to package the wafer die into finished products. Assembly and test vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry.

The Company's purchase commitments primarily include the Company's obligations to purchase wafers and related assembly and testing services described above, in addition to future payments related to multi-year tool commitments.

Total future unconditional purchase commitments as of March 30, 2024 were as follows (in thousands):

Fiscal Year

2025	$ 599,529
2026	279,441
2027	173,071
2028	1,993
2029	—
Thereafter	—
Total	$1,054,034

16. Legal Matters

From time to time, we are involved in legal proceedings concerning matters arising in connection with the conduct of our business activities. We regularly evaluate the status of legal proceedings in which we are involved to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and to determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made. Based on current knowledge, management does not believe that there are any pending matters that could potentially have a material adverse effect on our business, financial condition, results of operations or cash flows.

17. Stockholders' Equity

Share Repurchase Program

In fiscal year 2024, the Company's net stock repurchases are subject to a 1 percent excise tax under the Inflation Reduction Act, included as a reduction to accumulated earnings (deficit) in the Consolidated Condensed Statements of Stockholders' Equity. As of March 30, 2024, the Company has accrued approximately $1.3 million related to this excise tax. Disclosure of repurchased amounts and related average costs below exclude the impact of excise taxes.

In January 2021, the Board of Directors authorized the repurchase of up to an additional $350 million of the Company's common stock. The Company completed share repurchases under the 2021 authorization in the first quarter of fiscal year 2024. In July 2022, the Company announced that the Board of Directors authorized the repurchase of up to an additional $500 million of the Company's common stock. During the fiscal year ended March 30, 2024, the Company repurchased 2.3 million shares of its common stock under the combined 2021 and 2022 authorizations for $186.0 million, at an average cost of $80.68 per share. All of these shares were repurchased in the open market and were funded from existing cash. All shares of our common stock that were repurchased were retired as of March 30, 2024. As of March 30, 2024, $315.1 million remains available for repurchase under the 2022 authorization.

Preferred Stock

We have 5.0 million shares of Preferred Stock authorized. As of March 30, 2024, we have not issued any of the authorized shares.

18. Accumulated Other Comprehensive Loss

Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments, unrealized gains and losses on investments classified as available-for-sale, and cumulative effects of adopting new accounting standards.

The following table summarizes the changes in the components of accumulated other comprehensive loss, net of tax (in thousands):

	Foreign Currency	Unrealized Gains (Losses) on Securities	Cumulative Effect of Adoption of ASU 2018-02	Total
Balance, March 26, 2022	$ (213)	$(1,575)	$(257)	$(2,045)
Current period foreign exchange translation	(834)	—	—	(834)
Current period marketable securities activity	—	430	—	430
Tax effect	—	(90)	—	(90)
Balance, March 25, 2023	$(1,047)	$(1,235)	$(257)	$(2,539)
Current period foreign exchange translation	(850)	—	—	(850)
Current period marketable securities activity	—	996	—	996
Tax effect	—	(210)	—	(210)
Balance, March 30, 2024	$(1,897)	$ (449)	$(257)	$(2,603)

19. Income Taxes

Income (loss) before income taxes consisted of (in thousands):

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
U.S.	$(10,343)	$(141,670)	$(17,674)
Non-U.S.	374,279	396,409	386,337
	$363,936	$254,739	$368,663

The provision (benefit) for income taxes consists of (in thousands):

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
Current:			
U.S.	$42,184	$60,603	$4,483
Non-U.S.	60,615	52,023	52,920
Total current tax provision	$102,799	$112,626	$57,403
Deferred:			
U.S.	(5,178)	(28,529)	(6,256)
Non-U.S.	(8,257)	(6,061)	(8,839)
Total deferred tax provision	(13,435)	(34,590)	(15,095)
Total tax provision	$89,364	$78,036	$42,308

The effective income tax rates differ from the rates computed by applying the statutory federal rate to pretax income as follows (in percentages):

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
U.S. federal statutory rate	21.0	21.0	21.0
Foreign income taxed at different rates	(7.1)	(14.4)	(9.6)
Stock-based compensation	(0.1)	(0.3)	(0.9)
Foreign-derived intangible income deduction	(0.2)	—	(0.1)
GILTI and Subpart F income	14.6	30.6	10.0
Foreign tax credits	(4.1)	(7.7)	(9.4)
Change in valuation allowance	—	0.2	(0.2)
Release of prior year unrecognized tax benefits	(0.2)	—	—
Interest related to unrecognized tax benefits	0.7	0.7	0.2
U.S. research and development credit	(0.7)	—	—
Other	0.7	0.5	0.5
Effective tax rate	24.6	30.6	11.5

Under the legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Act"), research and development expenses incurred for tax years beginning after December 31, 2021 must be capitalized and amortized over five or fifteen years for tax purposes, depending on where the research activities are conducted.

Because the Company elected to treat global intangible low-taxed income ("GILTI") as a period cost, the capitalization of research and development costs in the computation of GILTI resulted in an increase in the Company's provision for income taxes in fiscal years 2023 and 2024.

The Tax Act also required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax-deferred. We elected to pay the transition tax over the eight-year period provided in the Tax Act. As of March 30, 2024, the remaining balance of our transition tax obligation was $19.3 million, which will be paid over the next two years.

Significant components of our deferred tax assets and liabilities as of March 30, 2024 and March 25, 2023 are (in thousands):

	March 30, 2024	March 25, 2023
Deferred tax assets:		
Accrued expenses and allowances	$ 3,559	$ 7,913
Net operating loss carryforwards	932	1,132
Research and development tax credit carryforwards	12,547	13,283
Stock-based compensation	28,437	24,842
Lease liabilities	25,564	21,602
Capitalized research and development	11,307	9,183
Depreciation and amortization	994	—
Other	938	1,119
Total deferred tax assets	$ 84,278	$ 79,074
Valuation allowance for deferred tax assets	(12,508)	(13,076)
Net deferred tax assets	$ 71,770	$ 65,998
Deferred tax liabilities:		
Depreciation and amortization	$ —	$ 3,395
Right of use asset	22,279	19,226
Acquisition intangibles	845	7,782
Other	—	37
Total deferred tax liabilities	$ 23,124	$ 30,440
Total net deferred tax assets	$ 48,646	$ 35,558

Deferred tax assets and liabilities are recorded for the estimated tax impact of temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized. The Company maintains a valuation allowance for certain deferred tax assets primarily relating to certain state net operating loss and state tax credit carryforwards due to the likelihood that they will expire or go unutilized. Our valuation allowance decreased by $0.6 million in fiscal year 2024. Management believes that the Company's results from future operations will generate sufficient taxable income in the appropriate jurisdictions and of the appropriate character such that it is more likely than not that the remaining deferred tax assets will be realized.

At March 30, 2024, the Company had gross federal net operating loss carryforwards of $2.2 million, all of which are subject to certain limitations under Section 382 of the Internal Revenue Code and expire in fiscal years 2025 through 2031. At March 30, 2024 the Company had gross foreign net operating loss carryforwards of $0.1 million that do not expire and gross state net operating loss carryforwards of $5.4 million that expire in fiscal years 2025 through 2030. In addition, the Company had $12.7 million of state business tax, minimum tax, and research and development tax credit carryforwards. Certain of these state tax credits will expire in fiscal years 2025 through 2034, and others do not expire.

At March 30, 2024, unremitted earnings of our foreign subsidiaries that can be distributed without tax consequence, other than withholding taxes that may apply based on the jurisdiction of the subsidiary, are not expected to be indefinitely reinvested. No taxes have been accrued for foreign withholding taxes on these earnings as these amounts are not material. We have not provided additional income taxes for other outside basis differences inherent in our foreign entities, as these amounts continue to be indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to all other outside basis differences in these entities is not practicable at this time.

On July 27, 2015, the U.S. Tax Court issued an opinion in Altera Corp. et al. v. Commissioner which concluded that the regulations relating to the treatment of stock-based compensation expense in intercompany cost-sharing arrangements were invalid. In 2016 the U.S. Internal Revenue Service appealed the decision to the U.S. Court of Appeals for the Ninth Circuit (the "Ninth Circuit"). On July 24, 2018, the Ninth Circuit issued a decision that was subsequently withdrawn and a reconstituted panel conferred on the appeal. On June 7, 2019, the Ninth Circuit reversed the decision of the U.S. Tax Court and upheld the cost-sharing regulations. On February 10, 2020, Altera Corp. filed a Petition for a Writ of Certiorari with the Supreme Court of the United States, which was denied by the Supreme Court on June 22, 2020. Although the issue is now resolved within the Ninth Circuit, the Ninth Circuit's opinion is not binding in other circuits. The potential impact of this issue on the Company, which is not located within the jurisdiction of the Ninth Circuit, is unclear at this time. We will continue to monitor developments related to this issue and the potential impact of those developments on the Company's current and prior fiscal years.

The following table summarizes the changes in the unrecognized tax benefits (in thousands):

	March 30, 2024	March 25, 2023
Beginning balance	$32,879	$32,879
Additions based on tax positions related to the current year	—	—
Reduction for the lapse of applicable statute of limitations	(802)	—
Ending balance	$32,077	$32,879

At March 30, 2024, the Company had gross unrecognized tax benefits of $32.1 million, all of which would impact the effective tax rate if recognized. During fiscal year 2024, the Company recorded a decrease of $0.8 million due to the expiration of the statute of limitations for a prior year unrecognized tax position. The Company's unrecognized tax benefits are classified as "*Non-current income taxes*" in the consolidated balance sheet. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. During fiscal years 2024 and 2023 we recognized interest expense, net of tax, of approximately $2.4 million and $1.7 million, respectively. The total amount of interest accrued as of March 30, 2024 was $9.2 million.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions including the United Kingdom. Fiscal years 2017 through 2019 and 2021 through 2024 remain open to examination by the major taxing jurisdictions in which the Company operates.

The Company's fiscal year 2017, 2018, and 2019 federal income tax returns are under examination by the U.S. Internal Revenue Service ("IRS"). The IRS has proposed adjustments that would increase U.S. taxable income related to transfer pricing matters with respect to our U.S. and U.K. affiliated companies. The final Revenue Agent's Report asserted additional tax of approximately $168.3 million, excluding interest, and imposed penalties of approximately $63.7 million. We do not agree with the IRS's positions and have not accrued an additional liability. We intend to vigorously dispute the proposed adjustments. We are pursuing resolution through the administrative process with the IRS Independent Office of Appeals and, if necessary, through judicial remedies. We expect it could take a number of years to reach resolution on these matters. Although the final resolution of these matters is uncertain, the Company believes adequate amounts have been reserved for any adjustments to the provision for income taxes that may ultimately result. However, if the IRS prevails in these matters, the assessed tax, interest, and penalties, if any, could have an adverse impact on our financial position, results of operations, and cash flows in future periods. The Company is not under an income tax audit in any other major taxing jurisdiction.

20. Segment Information

We determine our operating segments in accordance with Financial Accounting Standards Board ("FASB") guidelines. Our Chief Executive Officer ("CEO") has been identified as the CODM under these guidelines.

The Company operates and tracks its results in one reportable segment, but reports revenue performance in two product lines: Audio and HPMS. Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources. Our product lines have similar characteristics and customers and share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no complete, discrete financial information maintained for these product lines. Revenue by product line is disclosed in Note 10 — Revenues. Geographic details of revenue and property, plant and equipment are included below.

Geographic Area

The following illustrates sales by ship to location of the customer (in thousands):

	Fiscal Years Ended		
	March 30, 2024	March 25, 2023	March 26, 2022
China	$1,114,310	$1,230,602	$1,197,812
Hong Kong	219,053	223,405	325,433
India	125,138	69,343	18,257
South Korea	119,532	93,177	51,606
Vietnam	96,080	93,760	72,162
United States	17,971	52,688	29,513
Rest of World	96,806	134,642	86,677
Total consolidated sales	$1,788,890	$1,897,617	$1,781,460

The following illustrates property, plant and equipment, net, by geographic locations, based on physical location (in thousands):

	Fiscal Years Ended	
	March 30, 2024	March 25, 2023
United States	$140,300	$132,633
United Kingdom	16,822	20,675
Rest of World	13,053	9,664
Total consolidated property, plant and equipment, net	$170,175	$162,972

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(e) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(b) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based upon the evaluation, our management, including our CEO and CFO, has concluded that our disclosure controls and procedures were effective as of March 30, 2024.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Because of its inherent limitation, internal control over financial reporting may not prevent or detect all errors and all fraud. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment of internal control over financial reporting, management has concluded that our internal control over financial reporting was effective as of March 30, 2024, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of our internal control over financial reporting as of March 30, 2024, included in Item 8 of this report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended March 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *Other Information*

Trading Arrangements

The following table details contracts, instructions and written plans for the purchase or sale of securities, which were entered into during the fourth quarter of fiscal year 2024. None of our directors or Section 16 officers entered into or terminated a non-Rule 10b5-1 trading arrangement during the fourth quarter of fiscal year 2024.

Name and Title	Action	Trading Arrangement [1]	Date of Adoption	Expiration Date	Aggregate Number of Securities to be Purchased or Sold Pursuant to the Trading Arrangement [2]
David Tupman — Director	Adoption	Rule 10b5-1(c)	February 12, 2024	July 30, 2025	up to 15,346 to be sold

[1] Except as indicated by footnote, each trading arrangement marked as "Rule 10b5-1(c)" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended.

[2] Includes shares to be acquired upon the exercise of employee stock options.

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information set forth in the proxy statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders to be held on July 26, 2024 (the "Proxy Statement") under the headings *Corporate Governance, Proposals to be Voted on — Proposal No. 1 — Election of Directors,* and *Delinquent Section 16(a) Reports*, if applicable, is incorporated herein by reference. The Company has adopted a Code of Conduct ("the Code") that applies to all of its directors, officers, and employees. A copy of the Code can be found within the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*. We intend to satisfy the disclosure requirements of the SEC regarding amendments to, or waivers from, the Code by posting such information on the same website.

ITEM 11. *Executive Compensation*

The information set forth in the Proxy Statement under the headings *Director Compensation Arrangements, Compensation Discussion and Analysis, Compensation Committee Report, Consideration of Risk Related to Compensation Programs, Executive Compensation Tables, Pay Ratio Disclosure, Pay vs Performance Disclosure and Proposals to be Voted on — Proposal No. 3 — Advisory Vote to Approve Named Executive Officer Compensation and Proposal No. 4 — Approval of the Third Amendment and Restatement of the Company's 2018 Long Term Incentive Plan* is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information set forth in the Proxy Statement under the headings *Equity Compensation Plan Information* and *Security Ownership of Certain Beneficial Owners and Management* is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information set forth in the Proxy Statement under the headings *Certain Relationships and Related Transactions* and *Corporate Governance* is incorporated herein by reference.

ITEM 14. *Principal Accountant Fees and Services*

The information set forth in the Proxy Statement under the headings *Audit and Non-Audit Fees and Services and Proposal No. 2 — Ratification of Appointment of Independent Registered Public Accounting Firm* is incorporated herein by reference.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a)   The following documents are filed as part of this Report:

   1. Consolidated Financial Statements

- Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of March 30, 2024 and March 25, 2023.
- Consolidated Statements of Income for the fiscal years ended March 30, 2024, March 25, 2023, and March 26, 2022.
- Consolidated Statements of Comprehensive Income for the fiscal years ended March 30, 2024, March 25, 2023, and March 26, 2022.
- Consolidated Statements of Cash Flows for the fiscal years ended March 30, 2024, March 25, 2023, and March 26, 2022.
- Consolidated Statements of Stockholders' Equity for the fiscal years ended March 30, 2024, March 25, 2023, and March 26, 2022.
- Notes to Consolidated Financial Statements.

   2. Financial Statement Schedules

   All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

   3. Exhibits

   The following exhibits are files as part of or incorporated by reference into this Annual Report on Form 10-K.

Number	Description
3.1	Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on August 26, 1998. (1)
3.2	Amended and Restated Bylaws of Registrant (2)
4.1	Description of Securities (8)
10.1+	Cirrus Logic, Inc. 2006 Stock Incentive Plan, amended and restated as of May 26, 2015 (5)
10.2+	Form of Stock Option Agreement for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan (3)
10.3+	Form of Stock Option Agreement for options for U.K. Employees under the Cirrus Logic, Inc. 2006 Stock Incentive Plan (6)
10.4+	Form of Notice of Grant of Stock Option for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan (3)
10.5+	Form of Stock Option Agreement for Outside Directors under the Cirrus Logic, Inc. 2006 Stock Incentive Plan (4)
10.6+	Cirrus Logic, Inc. 2018 Long Term Incentive Plan (7)
10.7+	First Amendment to the Cirrus Logic, Inc. 2018 Long Term Incentive Plan (10)
10.8+	Second Amendment to the Cirrus Logic, Inc. 2018 Long Term Incentive Plan (14)
10.9+	Form of Restricted Stock Unit Agreement

Number	Description
10.10+	Form of Notice of Grant of Restricted Stock Units (7)
10.11+	Form of Performance Award Agreement
10.12+	Form of Notice of Grant of Performance Award (7)
10.13+	Form of Stock Option Agreement
10.14+	Form of Notice of Grant of Stock Option (7)
10.15+	Form of Notice of Grant of Stock Award (7)
10.16+	Transition Agreement, dated October 30, 2020 (9)
10.17	Agreement and Plan of Merger, entered July 8, 2021, among Lion, Cirrus Logic, Merger Sub, and the Agent (11)
10.18	Second Amended and Restated Credit Agreement, entered July 8, 2021, among Cirrus Logic, Inc., the Lenders party thereto and Wells Fargo Bank, National Association, as a Lender and Administrative Agent (11)
10.19	First Amendment to the Second Amended and Restated Credit Agreement, dated as of July 8, 2021 with the Lending party thereto and Wells Fargo Bank, National Association, as administrative agent (15)
10.20+	Restricted Stock Unit Agreement for Non-Executive Directors under the Cirrus Logic, Inc. 2018 Long Term Incentive Plan (12)
10.21+	Stock Option Agreement for Non-Executive Directors under the Cirrus Logic, Inc. 2018 Long Term Incentive Plan (12)
10.22*†	Capacity Reservation and Wafer Supply Commitment Agreement (12)
10.23+	Cirrus Logic, Inc. 2007 Management and Key Individual Contributor Incentive Plan, as amended and restated on March 22, 2022 (13)
10.24+	Cirrus Logic, Inc. Executive Severance and Change of Control Plan, as amended and restated on August 24, 2023 (16)
14.1	Corporate Code of Conduct as amended and restated on February 26, 2024
21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see signature page)
31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Cirrus Logic Inc. Recovery of Erroneously Awarded Incentive Compensation Policy, adopted August 24, 2023
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Number	Description
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+   Indicates a management contract or compensatory plan or arrangement.
*   Certain confidential information contained in this exhibit has been omitted by means of redacting a portion of the text and marking it with three asterisks indicated by [***], pursuant to Regulation S-K Item 601(b)(10)(iv). Certain confidential information has been excluded from the exhibit because it (i) is not material and (ii) is the type of information that the registrant treats as private or confidential. An unredacted copy of the exhibit will be provided on a supplemental basis to the SEC upon request.
†   Certain schedules or appendices to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). A copy of any omitted schedule will be furnished to the SEC upon request.
**   The certifications attached as Exhibits 32.1 and 32.2 accompanying this Annual Report on Form 10-K, are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

(1)   Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the SEC on June 22, 2001 (Registration No. 000-17795).
(2)   Incorporated by reference from Registrant's Report on Form 8-K filed with the Commission on March 8, 2023 (Registration No. 000-17795).
(3)   Incorporated by reference from Registration's Statement on Form S-8 filed with the SEC on August 1, 2006 (Registration No. 333-136219).
(4)   Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on August 1, 2007 (Registration No. 000-17795).
(5)   Incorporated by reference to Exhibit A of the Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 2, 2015 (Registration No. 000-17795).
(6)   Incorporated by reference from Registrant's Report on Form 10-K filed with the SEC on May 25, 2016 (Registration No. 000-17795).
(7)   Incorporated by reference from Registrant's Statement on Form S-8 filed with the SEC on August 3, 2018 (Registration No. 333-226578).
(8)   Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on August 3, 2020 (Registration No. 000-17795).
(9)   Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on November 2, 2020 (Registration No. 000-17795).
(10)   Incorporated by reference to Exhibit 1 to the Registrant's Definitive Proxy Statement filed with the SEC on June 3, 2020 (Registration No. 000-17795).
(11)   Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on July 8, 2021 (Registration No. 000-17795).
(12)   Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on July 28, 2021 (Registration No. 000-17795).
(13)   Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on March 25, 2022 (Registration No. 000-17795).
(14)   Incorporated by reference to Exhibit 1 to the Registrant's Definitive Proxy Statement filed with the SEC on June 2, 2022 (Registration No. 000-17795).
(15)   Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on March 22, 2023 (Registration No. 000-17795).
(16)   Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on November 2, 2023 (Registration No. 000-17795).

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: /s/ VENK NATHAMUNI
_____

Venk Nathamuni
Chief Financial Officer
May 24, 2024

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Venk Nathamuni, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
/s/ JOHN M. FORSYTH John M. Forsyth	President and Chief Executive Officer	May 24, 2024
/s/ VENK NATHAMUNI Venk Nathamuni	Chief Financial Officer	May 24, 2024
/s/ ULF HABERMANN Ulf Habermann	Treasurer, VP Finance and Principal Accounting Officer	May 24, 2024
/s/ ALEXANDER M. DAVERN Alexander M. Davern	Director	May 24, 2024
/s/ TIMOTHY R. DEHNE Timothy R. Dehne	Director	May 24, 2024
/s/ DEIRDRE R. HANFORD Deirdre R. Hanford	Director	May 24, 2024
/s/ RAGHIB HUSSAIN Raghib Hussain	Director	May 24, 2024
/s/ DUY-LOAN LE Duy-Loan Le	Director	May 24, 2024
/s/ CATHERINE P. LEGO Catherine P. Lego	Director	May 24, 2024
/s/ DAVID J. TUPMAN David J. Tupman	Director	May 24, 2024



JOHN FORSYTH
President and Chief Executive Officer

June 3, 2024

To our Stockholders:

I would like to invite you to participate in the Annual Meeting of Stockholders of Cirrus Logic, Inc. to be held on Friday, July 26, 2024, at 11:00 a.m. Central Time. This year's Annual Meeting will once again be a virtual-only stockholder meeting, which allows all of our stockholders the opportunity to participate no matter where they are located. You will be able to participate, vote, and submit your questions during the meeting on a live webcast at www.virtualshareholdermeeting.com/CRUS2024. To access this website and enter the meeting, you should have available your control number, which is included with the proxy materials. We intend to hold the virtual-only meeting in a manner that affords you the same rights and opportunities to participate as you would have at an in-person meeting.

We are providing the proxy materials electronically via the internet, which will allow our stockholders to have immediate access to those materials at their discretion. Paper copies may also be requested.

Even if you plan to participate in the Annual Meeting by live webcast, I hope you will vote as soon as possible. Although you may vote the day of the Annual Meeting, you may also vote in advance via the internet, as well as by telephone, or by mailing a proxy card. Voting in advance will ensure your representation at the Annual Meeting even if you do not participate in the virtual meeting. Please review the instructions on the Notice of Internet Availability or the proxy card regarding your voting options.

Cirrus Logic values the participation of its stockholders. Your vote is an important part of our system of corporate governance, and I strongly encourage you to participate.

Sincerely,

John Forsyth
President and Chief Executive Officer

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to be held July 26, 2024

Copies of the Notice of the 2024 Annual Meeting of Stockholders, this proxy statement, and our Annual Report on Form 10-K are available at *www.proxyvote.com* and are also available on our website at *www.cirrus.com*. You also may receive copies of these documents at no charge upon request directed to:

Cirrus Logic, Inc. Investor Relations
800 W. 6th Street, Austin, Texas 78701
telephone: (512) 851-4125; email: investor@cirrus.com

Cirrus Logic, Inc.
800 W. 6th Street
Austin, Texas 78701

2024 Annual Meeting of Stockholders

July 26, 2024
YOUR VOTE IS IMPORTANT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Cirrus Logic, Inc. (the "Company" or "we") will hold our 2024 Annual Meeting of Stockholders as follows:

Friday, July 26, 2024
11:00 A.M. (Central Daylight Time)
Via live webcast available at www.virtualshareholdermeeting.com/CRUS2024

This year's Annual Meeting will again be a virtual-only meeting, which we intend to hold in a manner that affords you the same rights and opportunities to participate as you would have at an in-person meeting. You will be able to attend, vote, and submit your questions during the meeting on a live webcast via the internet at www.virtualshareholdermeeting.com/CRUS2024. To access this website and enter the meeting, you must have your control number available. You will not be able to attend the Annual Meeting in person.

While connected to the Annual Meeting via the internet, you may vote and submit questions. We will answer any timely submitted and relevant questions on a matter to be voted on at the Annual Meeting before voting is closed on the matter. Following adjournment of the formal business of the Annual Meeting, we will address appropriate general questions from stockholders regarding the Company as time allows. Questions relating to stockholder proposals or the Company may be submitted in the field provided in the web portal at or before the time the questions are to be discussed. If we receive substantially similar questions, we may group those questions together and provide a single response to avoid repetition.

We are utilizing a virtual meeting solution from Broadridge Financial Solutions, Inc., or Broadridge. If you have any questions about accessing the virtual meeting website for the Annual Meeting, please contact Broadridge support at 844-986-0822 / International: 303-562-9302. If you encounter any technical difficulties with the virtual meeting during the log in or meeting time, please call the technical support number that will be posted on the virtual meeting login page.

At the meeting, stockholders will vote on the following matters:

(i)   the election of seven nominees named in this proxy statement to serve as Company directors for one-year terms;

(ii)   the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 29, 2025;

(iii)   an advisory (non-binding) vote to approve named executive officer compensation;

(iv)   the approval of an amendment and restatement of the Company's 2018 Long Term Incentive Plan;

(v)   the approval of an amendment and restatement of the Company's Certificate of Incorporation to permit officer exculpation; and

(vi)   such other business as may properly come before the meeting.

You can vote four different ways. You can vote by participating in the virtual meeting online or you can vote in advance of the virtual meeting by internet, telephone, or mail. For specific voting information, please see "Questions and Answers about the Proxy Materials, the Annual Meeting, and Voting Procedures" on page 3.

Stockholders of record at the close of business on May 28, 2024, are entitled to notice of, and to vote at, the Annual Meeting. On May 28, 2024, 53,450,716 shares of the Company common stock were outstanding. Each share entitles the holder to one vote. A complete list of the stockholders entitled to vote at the meeting will be open to the examination of any stockholder for any purpose germane to the meeting for at least 10 days prior to the meeting.

The Board of Directors of the Company asks you to vote in favor of the seven nominated directors and for Proposal Nos. 2–5. The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy. This proxy statement provides you with detailed information about each proposal. We are also using this proxy statement to discuss our corporate governance and compensation practices and philosophies.

We encourage you to read this proxy statement carefully. In addition, you may obtain information about the Company from the Annual Report to Stockholders and from other documents that we have filed with the Securities and Exchange Commission.

PROXY STATEMENT

2024 ANNUAL MEETING OF STOCKHOLDERS
To Be Held Virtually on Friday, July 26, 2024

Cirrus Logic, Inc.
800 W. 6th Street
Austin, Texas 78701
www.cirrus.com

These proxy materials are furnished to you in connection with the solicitation of proxies by the Board of Directors (the "Board") of Cirrus Logic, Inc. (the "Company" or "we") for use at our 2024 Annual Meeting of Stockholders and any adjournments or postponements of the meeting (the "Annual Meeting"). The Annual Meeting will be held on July 26, 2024, at 11:00 a.m., Central Daylight Time, and may be accessed on a live webcast via the internet at www.virtualshareholdermeeting.com/CRUS2024.

Beginning on June 3, 2024, Cirrus Logic will make these proxy materials available to our stockholders on the internet or through the mail in connection with the solicitation of proxies by the Board for proposals to be voted on at the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS, THE ANNUAL MEETING, AND VOTING PROCEDURES

Q: Why am I receiving these materials?

A: The Board, on behalf of the Company, is soliciting your proxy for the Annual Meeting of Stockholders to take place on July 26, 2024. As a stockholder of record as of the close of business on May 28, 2024 (the "Record Date"), you are invited to participate in the meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

Q: Who is entitled to notice of and to vote at the Annual Meeting?

A: Stockholders of record as of the Record Date are entitled to notice of and to vote at the Annual Meeting.

Q: What information is contained in these materials?

A: The information included in this proxy statement relates to the proposals to be voted on at the meeting, the voting process, the compensation of directors and our most highly paid executive officers, and certain other required information. Our 2024 Annual Report to Stockholders on Form 10-K for the fiscal year ended March 30, 2024, is also being made electronically available or mailed to each stockholder as of the Record Date.

If you requested and received a copy of these materials by mail or email, then the proxy materials also include a proxy card or a voting instruction card for the Annual Meeting.

Q: Why did I receive a notice in the mail regarding the internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: We are complying with the U.S. Securities and Exchange Commission (the "SEC") rule that allows companies to furnish their proxy materials over the internet. As a result, we are mailing to our stockholders a Notice of Internet Availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the Notice of Internet Availability will have the ability to access the proxy materials over the internet, or alternatively, request to receive a copy of the proxy materials by mail or email.

Q. How can I access the proxy materials over the internet?

A: Your Notice of Internet Availability of the proxy materials contains instructions regarding how to:
- view the proxy materials for the Annual Meeting on the internet;
- request a paper copy of the proxy materials for the Annual Meeting; and
- instruct us to send future proxy materials to you by email.

Q: How may I obtain a paper copy of the proxy materials?

A: Your Notice of Internet Availability of the proxy materials contains instructions regarding how to obtain a paper copy of the proxy materials.

Q: What if I receive more than one Notice of Internet Availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice of Internet Availability or set of proxy materials, it means your shares are registered in more than one name or are held in more than one account. To vote all your shares by proxy, you must vote using all Notices of Internet Availability you receive, or all proxy cards and voting instruction cards you received.

Q: What proposals will be voted on at the meeting?

A: There are five proposals scheduled to be voted on at the meeting:

(1) the election of seven nominees named in this proxy statement to serve as Company directors for one-year terms;

(2) the ratification of the appointment of Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending March 29, 2025;

(3) an advisory (non-binding) vote to approve named executive officer compensation;

(4) the approval of an amendment and restatement of the Company's 2018 Long Term Incentive Plan; and

(5) the approval of an amendment and restatement of the Company's Certificate of Incorporation to permit officer exculpation.

Q: Will I be able to attend the Annual Meeting?

A: We will host the Annual Meeting live via the internet. **You will not be able to attend the meeting in person**. Any stockholder can listen to and participate in the Annual Meeting live via the internet at www.virtualshareholdermeeting.com/CRUS2024. The webcast will begin at 11:00 a.m., Central Daylight Time, on July 26, 2024. Stockholders as of the Record Date may vote and submit questions while connected to the Annual Meeting via the internet. We will answer any timely submitted and relevant questions on a matter to be voted on at the Annual Meeting before voting is closed on the matter. Following adjournment of the formal business of the Annual Meeting, we will address appropriate general questions from stockholders regarding the Company as time allows. Questions relating to stockholder proposals or the Company may be submitted in the field provided in the web portal at or before the time the questions are to be discussed. If we receive substantially similar questions, we may group those questions together and provide a single response to avoid repetition.

We are utilizing a virtual meeting solution from Broadridge Financial Solutions, Inc., or Broadridge. If you have any questions about accessing the virtual meeting website for the Annual Meeting, please contact Broadridge support at 844-986-0822 / International: 303-562-9302. If you encounter any technical difficulties with the virtual meeting during the log in or meeting, please call the technical support number that will be posted on the virtual meeting login page.

Q: What do I need to do to be able to participate in the Annual Meeting online?

A: The Annual Meeting will be held live via the internet. You will not be able to attend the meeting in person. A summary of the information you need to attend the meeting online is provided below:

- Any stockholder can listen to the meeting and participate live via the internet at www.virtualshareholdermeeting.com/CRUS2024.
- Webcast begins at 11:00 a.m. Central Daylight Time on July 26, 2024.
- Stockholders as of the Record Date may vote and submit questions while connected to the meeting via the internet.
- Please have your control number to enter the meeting.
- Instructions on how to connect and participate via the internet, including how to demonstrate proof of stock ownership, will be posted at www.virtualshareholdermeeting.com/CRUS2024.
- A webcast replay of the meeting will be available for one year after the meeting at www.virtualshareholdermeeting.com/CRUS2024.

Q: What are the Board's voting recommendations?

A: The Board recommends that you vote your shares as follows:

- "FOR" each of the director nominees;
- "FOR" the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for the fiscal year ending March 29, 2025;
- "FOR" the approval, on a non-binding, advisory basis, of executive compensation;
- "FOR" the approval of an amendment and restatement of the Company's 2018 Long Term Incentive Plan; and
- "FOR" the approval of an amendment and restatement of the Company's Certificate of Incorporation to permit officer exculpation.

Q: What shares owned by me can be voted?

A: All shares owned by you as of the close of business on the Record Date may be voted by you. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a stockbroker, bank, or other nominee; however you will need to demonstrate proof of ownership pursuant to the instructions provided at www.virtualshareholdermeeting.com/CRUS2024. Stockholders who hold their shares through a stock brokerage account or by a bank or other nominee will need to obtain a legal proxy from their nominee in advance of the meeting in order to vote during the meeting.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of the Company hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the *stockholder of record,* and, if you held those shares as of the Record Date, you have the right to vote by proxy by following the instructions in the Notice of Internet Availability of the proxy materials or to vote online at the meeting.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in *street name*, and your stockbroker, bank, or other nominee is considered, with respect to those shares, the *stockholder of record*. As the beneficial owner, you have the right to direct your stockbroker, bank, or other nominee how to vote, and you are also invited to participate in the meeting.

Q: How can I vote my shares at the meeting?

A: Shares may be voted at the Annual Meeting via the internet on a live webcast at www.virtualshareholdermeeting.com/CRUS2024. To access the meeting and vote your shares, you must have your control number.

Even if you currently plan to participate in the Annual Meeting via the live webcast, we recommend that you submit your proxy in advance of the meeting so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without participating in the meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without participating in the meeting. You may vote by granting a proxy or by submitting voting instructions to your stockbroker, bank, or other nominee for shares held in street name. In most instances, you will be able to do this over the internet, by telephone, or by mail, but if you hold shares in street name, you should refer to the voting instructions provided to you by your stockbroker, bank, or other nominee for voting instructions specific to your holdings. If you are the stockholder of record, please refer to the summary instructions below and those included on your Notice of Internet Availability of the proxy materials. Specifically, you may vote without participating in the meeting:

BY INTERNET – If you have internet access, you may vote by going to www.proxyvote.com and following the instructions included with the proxy materials. You will need to have the control number on your Notice of Internet Availability on your proxy card in order to vote by internet.

BY TELEPHONE – If you have access to a touch-tone telephone, you may vote by calling 1-800-690-6903 and following the instructions within the proxy materials. You will need to have the control number that appears on your Notice of Internet Availability of the proxy materials available when voting by telephone.

BY MAIL – If you have requested and received a paper copy of a proxy card, you may submit a proxy by signing your proxy card and returning it by mail using the enclosed, postage prepaid and addressed envelope. If you sign but do not provide instructions, your shares will be voted as described in the response to *"What are the Board's voting recommendations?"* above.

Q: What if I hold shares in street name and do not transmit voting instructions before the stockholder meeting to my stockbroker, bank, or other nominee?

A: If you do not transmit voting instructions, your stockbroker is permitted to vote on your behalf on routine matters only. The ratification of the appointment of the Company's independent registered public accounting firm (Proposal No. 2) is the only routine matter, and therefore, the only matter that brokers may vote on without instruction from the beneficial owner. Your stockbroker is not permitted to vote on your behalf on non-routine matters if you do not transmit your voting instructions. The election of directors (Proposal No. 1), the advisory vote to approve named executive officer compensation (Proposal No. 3), the vote to approve an amendment and restatement of the Company's 2018 Long Term Incentive Plan (Proposal No. 4), and the vote to approve an amendment and restatement of the Company's Certificate of Incorporation to permit officer exculpation (Proposal No. 5) are considered non-routine matters. Therefore, if you do not transmit your voting instructions to your stockbroker or other nominee, then they cannot vote on these non-routine matters, and your shares will be counted as "broker non-votes" as further described in the response to *"How are abstentions and broker non-votes counted?"* below.

Q: Can I revoke my proxy?

A: You may revoke your proxy instructions at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may revoke your proxy instructions by granting a new proxy bearing a later date (that automatically revokes the earlier proxy) or by voting during the Annual Meeting. For shares held beneficially by you, you may revoke your proxy by submitting new instructions to your stockbroker, bank, or other nominee.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is the presence, either in person or represented by proxy, of the holders of a majority of the outstanding shares entitled to be voted at the Annual Meeting. For the Annual Meeting, both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or you may "WITHHOLD" your vote with respect to one or more of the nominees. For all other proposals you may vote "FOR," "AGAINST," or "ABSTAIN," and if you "ABSTAIN" on any of these matters, it has the same effect as a vote "AGAINST," as described in response to the question below.

If you sign your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of the Board.

Q: What is the voting requirement to approve each of the proposals?

A: Directors are elected by a plurality of votes cast, which means that, for this year, the seven persons receiving the highest number of "FOR" votes will be elected. Proposal Nos. 2-4 require the affirmative "FOR" vote of a majority of those shares present and entitled to vote. Proposal No. 5, which relates to an amendment of the Company's Certificate of Incorporation, requires the affirmative "FOR" vote of a majority of shares outstanding (as opposed to shares present). If you are a beneficial owner and do not provide your stockbroker, bank, or other nominee with voting instructions on a non-routine matter such as a director election, your shares may constitute broker non-votes, as described in *"How are abstentions and broker non-votes counted?"* below.

Q: How are abstentions and broker non-votes counted?

A: Generally, broker non-votes occur when shares held by a stockbroker for a beneficial owner are not voted with respect to a particular proposal because the proposal is a non-routine matter, the stockbroker has not received voting instructions from the beneficial owner, and the stockbroker lacks discretionary voting power to vote the shares. Abstentions and broker non-votes are counted as present for purposes of determining the shares present and entitled to vote for purposes of the quorum requirement. Each of Proposal Nos. 2, 3 and 4 will require the affirmative vote of a majority of the shares of common stock represented in person or by proxy at the Annual Meeting and entitled to vote. Abstentions will have the same effect as a vote against such proposals. Broker non-votes are not counted as either votes for or votes against these proposals and will have no effect on their outcome. Proposal No. 5, regarding an amendment to the Company's Certificate of Incorporation, will require the affirmative vote of a majority of the outstanding shares of common stock entitled to vote thereon. Abstentions and broker non-votes will therefore have the same effect as a vote against Proposal No. 5.

Q: Where can I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting and will file with the SEC via EDGAR a Current Report on Form 8-K within four business days of the meeting with the final voting results. If final voting results are not available at the time of such filing, the Company intends to disclose preliminary voting results at the time of the filing and file an amended Current Report on Form 8-K within four business days after obtaining the final results.

Q: ***What happens if additional proposals are presented at the meeting?***

A: Other than the proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Michael Barrett, our Corporate Secretary, and Gregory Scott Thomas, our General Counsel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your shares for such other candidate or candidates as may be nominated by the Board, or the Board may reduce the size of the Board.

Q: ***What classes of shares are entitled to be voted?***

A: Each share of common stock of the Company ("common stock") outstanding as of the Record Date is entitled to one vote on each item being voted upon at the Annual Meeting. On the Record Date, we had 53,450,716 shares of common stock outstanding.

Q: ***Is cumulative voting permitted for the election of directors?***

A: No.

Q: ***Who will count the votes?***

A: A representative of Broadridge will tabulate the votes. A representative of the Company will act as the inspector of election.

Q: ***Is my vote confidential?***

A: Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a proxy solicitation by the Board.

Q: ***Who will bear the cost of soliciting votes for the meeting?***

A: The Company will pay the entire cost of soliciting proxies to be voted, along with the costs of preparing, assembling, printing, mailing, and distributing the proxy materials. If you choose to access the proxy materials and/or submit your proxy over the internet or by telephone, however, you are responsible for internet access or telephone charges you may incur. In addition to the mailing of the proxy materials, the solicitation of proxies or votes may be made by our directors, officers, and employees, either in person, by telephone, or by electronic communication. Our directors, officers, and employees will not receive any additional compensation for the solicitation activities. We will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: ***May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?***

A: You may make nominations and submit proposals for consideration at future stockholder meetings. Any proposal that a stockholder wishes to include in the Company's proxy materials for the 2025 annual meeting of stockholders, in accordance with the regulations of the SEC, must be received by no later than 120 calendar days prior to the anniversary date that the Company released this proxy statement for the Annual Meeting (February 3, 2025). The written proposal will need to comply with the regulations of the SEC under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

A proposal or nomination for election of directors that a stockholder wishes to propose for consideration at the 2025 annual meeting of stockholders, other than pursuant to Rule 14a-8, must be submitted in accordance with our Bylaws. To be considered timely, our Bylaws provide that such notice must be received at our principal executive offices no earlier than 120 calendar days (March 28, 2025) and no later than 90 calendar days (April 27, 2025) prior to the first anniversary date of the previous year's annual meeting of stockholders. Proposals and nominations should be addressed to: Corporate Secretary, Cirrus Logic, Inc., 800 W. 6th Street, Austin, Texas 78701.

Under our Bylaws, a stockholder or a group of up to 20 stockholders owning 3% or more of our common stock continuously for at least three years may nominate and include in our proxy statement a number of candidates not exceeding the greater of (a) two or (b) 20% of our Board (rounded down). Nominations must comply with the requirements and conditions in our Bylaws, including delivering proper notice to us no earlier than 150 calendar days (February 26, 2025) and no later than 120 calendar days (March 28, 2025) prior to the first anniversary date of the previous year's annual meeting of stockholders.

In addition to satisfying advance notice requirements under our Bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than those nominees nominated by the Company must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than May 27, 2025, which is 60 days prior to the anniversary date of the 2024 Annual Meeting. Unless we receive notice in the manner specified above, the proxy holders will have discretionary authority to vote for or against any such proposal presented at our 2025 annual meeting of stockholders.

Copy of Bylaw Provisions: You may contact the Corporate Secretary at our headquarters, 800 W. 6th Street, Austin, Texas 78701, for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Board Meetings and Committees

During the fiscal year ended March 30, 2024, the Board held 10 meetings. Directors are expected to attend each meeting of the Board and the committees of the Board (the "Committees") on which they serve. During the period of their service, no director attended less than 75% of the aggregate of (i) the total number of Board meetings and (ii) the total number of their Committee meetings. Pursuant to our Corporate Governance Guidelines, directors are also expected to attend the Company's Annual Meeting of Stockholders absent extraordinary circumstances. All directors who were in service at the time attended the Company's 2023 annual meeting of stockholders.

We have three Committees: Audit, Compensation and Human Resources, and Governance and Nominating. Each member of the Audit, Compensation and Human Resources, and Governance and Nominating Committees is independent in accordance with the applicable SEC rules and applicable Nasdaq Stock Market, Inc. (the "Nasdaq") listing standards, including, with respect to members of the Audit and Compensation and Human Resources Committees, the heightened requirements applicable to members of those committees. Each Committee has a written charter that has been approved by the Board; the Committee charters are available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*. On occasion, the Board may appoint special committees or designate directors to undertake special assignments on behalf of the Board.

The composition of the Board and each Committee as of the filing of this proxy statement is identified in the following table, and the function of each Committee is described below.

Directors	Independent	Audit	Compensation and Human Resources	Governance and Nominating
Alexander M. Davern	Yes	Chair		
Timothy R. Dehne	Yes		Chair	
John M. Forsyth	No			
Deirdre R. Hanford	Yes	X		X
Raghib Hussain	Yes		X	
Duy-Loan Le	Yes		X	
Catherine P. Lego	Yes	X		Chair
David J. Tupman, Chair	Yes			X
Number of Meetings Held in Fiscal Year 2024		8	7	7

Effective as of this year's Annual Meeting, Timothy R. Dehne and Deirdre R. Hanford will retire from the Board, with Duy-Loan Le replacing Mr. Dehne as the Chair of the Compensation and Human Resources Committee, Mr. Davern joining the Compensation and Human Resources Committee, Ms. Le replacing Ms. Hanford as a member of the Audit Committee, and Raghib Hussain replacing Ms. Hanford as a member of the Governance and Nominating Committee.

Audit Committee

The Audit Committee is currently composed of three independent directors. The responsibilities of the Audit Committee include:

● selecting, retaining, compensating, overseeing, evaluating, and, where appropriate, terminating the Company's independent auditors;

● resolving any disagreements between management and the independent auditors regarding financial reporting;

● adopting and implementing pre-approval policies and procedures for audit and non-audit services to be rendered by the independent auditors;

● reviewing with management and the independent auditors the financial information and the Management's Discussion and Analysis proposed to be included in each of the Company's Quarterly Reports on Form 10-Q prior to their filing;

● reviewing before release the unaudited interim financial results in the Company's quarterly earnings release;

● reviewing with management and the independent auditors, at the completion of the annual audit, the audited financial statements and the Management's Discussion and Analysis proposed to be included in the Company's Annual Report on Form 10-K prior to its filing and provide or review judgments about the quality, not only the acceptability, of accounting principles, and such other matters required to be discussed with the independent auditors under generally accepted auditing standards;

- reviewing with management and the independent auditors any required Environmental, Social, and Governance ("ESG") disclosures included within the Company's SEC filings, including human capital disclosures required by Item 101(c) of Regulation S-K, and the adequacy and effectiveness of applicable internal controls related to such disclosures;

- reviewing with the independent auditors critical audit matters (CAMs) and related CAM disclosures;

- reviewing and approving, if appropriate, material changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management;

- reviewing and approving the Company's hedging policy on an at least annual basis, including making a determination and recommendation to the Board regarding the Company's decision to enter into swaps that are subject to the End User Exception in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and associated Commodity Futures Trading Commission (CFTC) regulations;

- establishing procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

- evaluating the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities;

- discussing policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process; and

- reviewing with management the Company's major financial and regulatory risk exposures, including cybersecurity-related risks, and the steps management has taken to monitor and control such exposures.

The Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements and is independent under applicable SEC rules and applicable Nasdaq listing standards. The Board has also determined that Audit Committee members Mr. Davern and Ms. Lego are each an "audit committee financial expert" as defined under applicable SEC rules.

For additional information relating to the Audit Committee, see the section of this proxy statement entitled, *"Report of the Audit Committee of the Board"* and the Audit Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee ("Compensation Committee") is currently composed of three independent directors. The Compensation Committee reviews and approves salaries and other matters relating to executive compensation; reviews risks associated with the Company's compensation policies; monitors the Company's compliance with applicable regulations relating to compensation arrangements for directors and executive officers; administers the Company's clawback policies; reviews the Company's leadership development initiatives and succession planning process for our Chief Executive Officer and other executive officers; and administers the Company's stock incentive plans, including reviewing and granting stock incentive awards to executive officers and other employees (subject to any delegation of authority approved by the Compensation Committee from time to time relating to equity-based grants to certain employees) and reviewing and approving policies and procedures for awarding grants under these plans. The Compensation Committee also reviews and recommends to the Board for approval various other Company compensation plans, policies and matters related to the Company's non-employee directors. Additionally, the Compensation Committee assists the Board in its ESG oversight by reviewing ESG matters relating to the Company's workforce, including human capital management, inclusion and diversity, and the workforce portion of the Company's ESG report. For additional information relating to the Compensation Committee, see the Compensation and Human Resources Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

Please see the "*Compensation Discussion and Analysis*" section of this proxy statement for additional information regarding the Compensation Committee's processes and procedures for the consideration and determination of executive officer compensation, including the Compensation Committee's engagement of Compensia, Inc. ("Compensia") as its external compensation consultant.

Governance and Nominating Committee
The Governance and Nominating Committee is currently composed of three independent directors. The Governance and Nominating Committee provides counsel to the Board with respect to corporate governance matters, including oversight of the Company's Corporate Compliance Program (as defined below), and Board organization, membership, and function, as well as committee structure and membership. The Governance and Nominating Committee is responsible for defining the qualifications for candidates for director positions, evaluating qualified candidates, recommending candidates to the Board for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting.

Additionally, the Governance and Nominating Committee (a) assists the Board in its ESG oversight by reviewing ESG matters, including the Company's ESG report and health and safety matters, not assigned to other committees, (b) oversees the Company's policies and practices regarding political contributions, political lobbying, and charitable contributions and reviews management's strategies and recommendations for such activities, and (c) reviews the implementation and effectiveness of the Company's corporate compliance policies, systems, and procedures (the "Corporate Compliance Program") with the Company's General Counsel.

For more information relating to the Governance and Nominating Committee, see the Governance and Nominating Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

Director Nominations
The Governance and Nominating Committee annually reviews the needs of the Board for various skills, experience, expected contributions, and other characteristics in determining the director candidates to be nominated at the Annual Meeting of Stockholders. The Governance and Nominating Committee will evaluate candidates for directors proposed by directors, stockholders, or management in light of the Governance and Nominating Committee's views of the current needs of the Board for certain skills; the candidate's background, skills, experience, expected contributions, or other characteristics; and the qualification standards established from time to time by the Governance and Nominating Committee. If the Governance and Nominating Committee believes that the Board requires additional candidates for nomination, the Governance and Nominating Committee may engage a third-party search firm to assist in identifying qualified candidates. All of the director nominees for election at the Annual Meeting other than William D. Mosley have been directors since last year's meeting. Dr. Mosley was recommended by a third-party search firm. All directors and nominees will submit a completed form of directors' and officers' questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance and Nominating Committee. The

Governance and Nominating Committee believes it is important to consider diversity of gender identity, demographic background, age, education, and professional experiences and has formalized its existing practice to require inclusion of women and underrepresented minority candidates in the pool from which nominees are identified. The Board's objective is to nominate a diverse group of directors who can best ensure the continuing success of our business and represent stockholder interests through the exercise of sound judgment and constructive working relationships.

The Governance and Nominating Committee believes that members of the Board should possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to stockholders, provide effective oversight of the management of the Company, and monitor the Company's adherence to principles of sound corporate governance. Therefore, the Governance and Nominating Committee has determined that nominees for election as director should have the following qualifications: (i) possess the highest personal and professional ethics, integrity, and values; (ii) be committed to representing the long-term interests of the Company's stockholders; (iii) have an inquisitive and objective perspective and mature judgment; (iv) possess strong business and financial acumen and judgment acquired through education, training, or experience; (v) possess experience at policy-making levels in business, government, education, or technology, and in areas that are relevant to the Company's global business activities; (vi) have experience in matters of corporate governance; (vii) have experience in positions with a high degree of responsibility in the companies or institutions with which they are affiliated; and (viii) be prepared to devote appropriate time and attention to the Board and Committee duties required of a public company board member. Additionally, for non-employee director candidates, the nominees should have personal and business circumstances that permit them to serve on one or more of the various Committees.

These are not meant to be the exclusive criteria, however, and the Governance and Nominating Committee will also consider the contributions that a candidate can be expected to make to the collective functioning of the Board based upon the totality of the candidate's credentials, experience, and expertise; the composition of the Board at the time; and other relevant circumstances.

To assist in its annual review and nomination process, the Governance and Nominating Committee has developed the matrix provided below, which summarizes some of the key skills, qualifications, experience, and backgrounds that our director nominees bring to the Board based on self-reported responses that are reviewed by the Governance and Nominating Committee. The matrix below further identifies the Company's needs and the qualifications and attributes of directors that the Governance and Nominating Committee has determined are important to the Company. This identification helps the Governance and Nominating Committee in its evaluation of director competencies and how the composition of the Board, as a whole, meets these needs. Within the matrix, a checkmark reflects that the nominee identified that they possessed a comprehensive or professional/expert level of the noted attribute. The lack of a checkmark should not be interpreted to mean that a candidate does not have relevant skills, qualifications, or background in that particular area, but simply that their qualifications do not rise to the professional or expert level. The director biographies contained in the section of this proxy statement entitled, "*Proposal No. 1: Election of Directors*" further describe each nominee's background and relevant experience and may identify additional attributes that are relevant to the decision to nominate candidates to serve on our Board.

Summary of Skills, Qualifications, Experience, and Backgrounds of Director Nominees[1]

	Davern	Forsyth	Hussain	Le	Lego	Mosley	Tupman
Skills, Qualifications, Experience							
CEO Experience	✔	✔				✔	
Senior Management and Operations Experience	✔	✔	✔	✔		✔	✔
Semiconductor Industry Knowledge and Experience	✔	✔	✔	✔	✔	✔	✔
Deep Technical Experience in the Semiconductor Industry		✔	✔	✔			✔
Emerging Technologies and Business Models		✔	✔	✔	✔	✔	✔
Financial, Accounting, and Tax Expertise	✔				✔		
Enterprise Risk Management Experience	✔		✔	✔	✔	✔	
Public Company Board and Corporate Governance Experience	✔	✔	✔	✔	✔	✔	✔
Venture Capital, Private Equity, and Financing Experience					✔		
Business Development and M&A Experience	✔	✔	✔	✔	✔		✔
Corporate Culture/Human Capital Management	✔	✔	✔	✔	✔	✔	
Extensive Knowledge and Experience in Business-to-Business Sales and Marketing	✔	✔	✔			✔	
International Business Operations Experience	✔	✔		✔		✔	✔
Background Information							
Years on Board	9	3	3	1	4	—	9
Age	57	50	53	62	67	57	61
Gender Identity	male	male	male	female	female	male	male
Demographic Background	White	White	Asian	Asian	White	White	White

---

[1] Mr. Dehne and Ms. Hanford are not included in this chart because they are not nominees for re-election. Dr. Mosley is included as a new director nominee.

The following charts show the composition of our director nominees by tenure, age, gender identity, and demographic background.

Tenure



0, 0.0%
2, 28.6%
5, 71.4%

■ 4 or fewer years
■ 5-10 years
■ 11-19 years

Age



0, 0.0%
3, 42.9%
4, 57.1%

■ 40s
■ 50s
■ 60s

Gender Identity



2, 28.6%
5, 71.4%

■ male
■ female

Demographic Background



2, 28.6%
5, 71.4%

■ White
■ Asian

In addition, pursuant to Nasdaq Rule 5606, the Company is providing the following Board Diversity Matrices.

Board Diversity Matrix (As of June 3, 2024)[2]

Total Number of Directors: 8				
	Female	**Male**	**Non-Binary**	**Did not disclose gender**
Part I: Gender Identity				
Directors	3	5	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	1	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	4	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

Board Diversity Matrix (As of June 1, 2023)

Total Number of Directors: 8				
	Female	**Male**	**Non-Binary**	**Did not disclose gender**
Part I: Gender Identity				
Directors	2	6	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

---

[2] Note that this matrix reflects the Board as of the filing date of this proxy statement. As of the Annual Meeting, Mr. Dehne and Ms. Hanford will retire from the Board, and if elected, Dr. Mosley will join the Board.

Stockholder Nominations

The Governance and Nominating Committee will consider stockholder-recommended candidates (other than pursuant to Rule 14a-8) pursuant to the director nominations process that is in accordance with our Bylaws and outlined in the Corporate Governance Guidelines, which are available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

Stockholders have the right under the Company's Bylaws to nominate candidates for election as directors by following the procedures, providing the information, and conforming to the submission deadlines specified in the Company's Bylaws. In addition, under the proxy access provisions in our Bylaws, a stockholder or a group of up to 20 stockholders owning 3% or more of our common stock continuously for at least three years may nominate and include in our proxy statement a number of candidates not exceeding the greater of (a) two or (b) 20% of our Board (rounded down) provided that proxy access Bylaw requirements and conditions are met. Please see the section of this proxy statement entitled, *"Questions and Answers about the Proxy Materials, the Annual Meeting and Voting Procedures: May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?"* for further information.

Determination of Independence

The Board has determined that six of the seven nominated directors are independent as defined by the applicable listing and regulatory standards. Specifically, the Governance and Nominating Committee has reviewed the independence of each director and determined that nominees Davern, Hussain, Le, Lego, Mosley, and Tupman qualify as independent directors under these standards. Additionally, the Governance and Nominating Committee determined that Mr. Dehne and Ms. Hanford, who will serve as directors until the Annual Meeting, qualified as independent under these standards. No director has a familial relationship with another director, director nominee, or executive officer.

In determining the independence of Mr. Davern and Ms. Le—who each served as a member of National Instrument Corporation's ("NI") Board of Directors during a portion of fiscal year 2024 (until the acquisition of NI by Emerson Electric Co. in October 2023)—the Governance and Nominating Committee and the Board reviewed the Company's transactions with NI and determined that the transactions did not interfere with Mr. Davern's or Ms. Le's exercise of independent judgment in carrying out the responsibilities of a director. These transactions included the purchase of certain test equipment and software, along with associated support and maintenance services, for equipment used in the development and testing of our products in the ordinary course of our business. These transactions did not constitute material related party transactions requiring disclosure under SEC regulations.

In determining the independence of Ms. Hanford—who served as Chief Security Officer and Member of Corporate Staff of Synopsys, Inc. during a portion of fiscal year 2024—the Governance and Nominating Committee and the Board reviewed the Company's transactions with Synopsys and determined that the transactions did not interfere with Ms. Hanford's exercise of independent judgment in carrying out the responsibilities of a director. These transactions included ordinary course of business software tool licenses, software maintenance, training, and related consulting. These transactions did not constitute material related party transactions requiring disclosure under SEC regulations.

Corporate Governance Guidelines

On an annual basis, the Company reviews its corporate governance practices in light of any changes to applicable law, the rules of the SEC, and the Nasdaq listing standards. Among other matters, the Corporate Governance Guidelines include the following requirements:

- Two-thirds of the members of the Board must be independent directors as defined in the Corporate Governance Guidelines.

- If the Chair of the Board is not an independent director, the Board will designate a "lead independent director."

- Directors shall retire at the first stockholders' meeting in which directors will be elected following the director's 75th birthday.

- Stock Ownership Guidelines require our Chief Executive Officer, non-employee directors, and officers of the Company to accumulate and maintain, after a phase-in period, an ownership position in the Company's stock to more closely link their interests with those of other Company stockholders.

- The Board will have an Audit Committee, Compensation and Human Resources Committee, and Governance and Nominating Committee, each of which shall consist solely of independent directors.

- The independent directors shall meet in executive session either before or after each regularly scheduled Board meeting.

- In considering stockholder proposals and candidates recommended by stockholders for the Board (other than pursuant to Rule 14a-8), the Governance and Nominating Committee will follow the procedures outlined in the Corporate Governance Guidelines and our Bylaws.

For additional details, see the Corporate Governance Guidelines, which are available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

Board Leadership Structure
The Board is committed to maintaining an independent Board comprised primarily of independent directors. To enhance the independence of the Board from management, we separate the roles of our President and Chief Executive Officer ("CEO"), John Forsyth, and Chair of the Board, David Tupman. We believe that this leadership structure demonstrates our commitment to good corporate governance and benefits our stockholders by enhancing the oversight of management by the Board, balancing power on the Board, and encouraging balanced decision making.

The Board's Role in Risk Oversight
Although management is responsible for identifying, assessing, and managing the material risks facing the Company, the Board plays an ongoing and active role in the oversight of the Company's risk management processes, along with the oversight of the most significant strategic and operational risks faced by the Company and management's efforts to assess and manage those risks. The Board is involved in the setting of the Company's business strategy, which necessarily entails a determination of what constitutes an appropriate level of risk for the Company.

Each of the Committees also considers risk within the Committee's area of responsibility. Our Audit Committee, comprised fully of independent members, discusses risk assessment and risk management policies and regularly reviews with management the Company's major financial and regulatory risk exposures, including information security and cybersecurity-related risks, and the steps management has taken to monitor and control such exposures. Also, in designing our compensation programs and structuring awards, the Compensation Committee considers whether such compensation programs may lead to undue risk taking. Finally, our Governance and Nominating Committee oversees risks relating to corporate governance policies and related governance matters.

Board and Committee Evaluations
Each year, the Board conducts a self-evaluation of the Board, its committees, and the individual directors, overseen by the Governance and Nominating Committee. The evaluation solicits the

opinions of the directors regarding the effectiveness of the Board and its committees in fulfilling their obligations. The Chair of the Governance and Nominating Committee reviews the results of the evaluation with the Board, and the results of the evaluations are also considered by the Governance and Nominating Committee and the Board as part of the director nomination process.

Environmental, Social, and Governance (ESG)

Our Company is committed to creating a responsible and sustainable business environment that drives value for our key stakeholders including employees, investors, customers, suppliers, and our global communities. Responsibility for ESG oversight belongs to the Board with delegation to the Audit, Compensation, and Governance and Nominating Committees within their respective areas of expertise pursuant to their charters.

The Company recognizes the importance of embedding sustainable policies and practices across our business and strives to ensure our products are produced and manufactured in a sustainable and responsible manner. We adhere to core principles of human rights by complying with applicable international standards and by establishing a safe and healthy working environment. As an Affiliate Member, we are committed to adopting the approach of the Responsible Business Alliance ("RBA"), a non-profit organization that sets the standards for supply chain compliance issues related to labor, health and safety, the environment, ethics, and management systems. For example, all of our primary suppliers must acknowledge their obligations to comply with our Supplier Code of Conduct, which was developed using inputs from both the RBA Code of Conduct and additional customer requirements. In addition to complying with our Supplier Code of Conduct, our primary foundries and assembly and test suppliers maintain ISO 14001 environmental management system certificates, which demonstrates their commitment to high environmental standards and responsible management of environmental impacts. Additionally, we ourselves have been awarded ISO 14001 certification, further reinforcing our commitment to these standards.

We work to attract and retain top talent in our diverse, global workforce through competitive compensation and benefits, along with a positive corporate culture based on respect and fairness for all employees. Through volunteer activities and financial contributions, we also help develop a STEM pipeline in an effort to expand the pool of diverse, qualified candidates who will be available for key roles in the future.

For more information about our ESG efforts, including the Company's ESG Report, please refer to the Environment, Social, and Governance section of our website at *cirrus.com/company/esg*.

Code of Conduct

The Company has adopted a Code of Conduct that applies to all of its directors, officers, and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the Code of Conduct is available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*. The Code of Conduct, as applied to the Company's senior financial officers, constitutes the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and constitutes the Company's "code of conduct" under the Nasdaq listing standards. Any violation of the Company's Code of Conduct, or any complaint or concern, including those regarding accounting, internal accounting controls, or auditing matters, may be reported anonymously by contacting EthicsPoint, an independent reporting system provider, by telephone at 1-866-384-4277 (1-866-ETHICSP) or through its website at *cirruslogic.ethicspoint.com*.

DIRECTOR COMPENSATION ARRANGEMENTS

Non-employee directors receive a combination of quarterly cash retainers and equity-based compensation. Directors who are employed by the Company do not receive any additional compensation for their Board service. Non-employee directors may not receive consulting, advisory, or other compensatory fees from the Company in addition to their Board compensation.

The following table sets forth the quarterly cash payments paid to non-employee directors for Board service during fiscal year 2024 up until last year's annual meeting (July 28, 2023):

Director Compensation Retainers

Quarterly Director Retainer	$17,500
Board Chair Quarterly Retainer	$18,750
Audit Chair Quarterly Retainer	$ 7,500
Audit Committee Member Quarterly Retainer	$ 3,000
Compensation Committee Chair Quarterly Retainer	$ 6,250
Compensation Committee Member Quarterly Retainer	$ 2,500
Governance and Nominating Committee Chair Quarterly Retainer	$ 3,000
Governance and Nominating Committee Member Quarterly Retainer	$ 1,500
Lead Independent Director Quarterly Retainer	$ 2,500

The following table sets forth the quarterly cash payments paid to non-employee directors for Board service during fiscal year 2024, from last year's annual meeting (July 28, 2023) through the end of fiscal year 2024. The only change relative to the table above is the quarterly retainer for our Governance and Nominating Committee Chair.

Director Compensation Retainers

Quarterly Director Retainer	$17,500
Board Chair Quarterly Retainer	$18,750
Audit Chair Quarterly Retainer	$ 7,500
Audit Committee Member Quarterly Retainer	$ 3,000
Compensation Committee Chair Quarterly Retainer	$ 6,250
Compensation Committee Member Quarterly Retainer	$ 2,500
Governance and Nominating Committee Chair Quarterly Retainer	$ 3,750
Governance and Nominating Committee Member Quarterly Retainer	$ 1,500
Lead Independent Director Quarterly Retainer	$ 2,500

Directors receive cash payments for each retainer category applying to them. The Company also reimburses non-employee directors for all reasonable out-of-pocket expenses incurred for attending Board and Committee meetings.

In addition to the cash compensation described above, each non-employee director receives equity-based compensation:

Options
New non-employee directors receive, upon first joining the Board through appointment or election, options having a fair market value of $225,000 as estimated at or around the time of grant with 25% vesting after one year and the remainder vesting ratably each month over the following 36 months.

Full-Value Stock Awards

New non-employee directors who first join the Board by appointment prior to an annual meeting receive upon appointment a full-value stock award having a fair market value up to $210,000 prorated to reflect the period from the time of appointment up until the annual meeting, with such award vesting at the annual meeting. Additionally, each non-employee director, upon first election and each subsequent re-election at an annual meeting, receives a full-value stock award having a fair market value up to $210,000, with such award vesting at the earlier of the next annual meeting or one year from the date of grant.

Our 2018 Long Term Incentive Plan provides that, in a calendar year, the aggregate value of all compensation paid to or granted to any non-employee member of the Board, including equity awards (valued on the grant date pursuant to FASB ASC Topic 718) and cash compensation, shall not exceed $750,000.

The following table sets forth information regarding the cash and equity-based compensation paid to our non-employee directors for services as members of the Board or any Committee during fiscal year 2024.

Note that throughout this proxy statement, amounts may not compute exactly across individual lines of a table, and such differences are due to rounding to the nearest dollar.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2024

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	Option Awards[3] ($) (d)	Total ($) (h)
John C. Carter[4]	$ 31,341	$ —	$ —	$ 31,341
Alexander M. Davern[5]	$112,000	$209,966	$ —	$321,966
Timothy R. Dehne[6]	$105,000	$209,966	$ —	$314,966
Deirdre R. Hanford[7]	$ 88,000	$209,966	$ —	$297,966
Raghib Hussain[8]	$ 80,000	$209,966	$ —	$289,966
Duy-Loan Le[9]	$ 52,747	$209,966	$224,996	$487,709
Catherine P. Lego[10]	$ 97,890	$209,966	$ —	$307,856
David J. Tupman[11]	$151,000	$209,966	$ —	$360,966

(1) Represents fees earned or paid in cash for services as a director during the fiscal year ended March 30, 2024, including quarterly retainer fees and Committee chair and membership retainer fees.

(2) On July 28, 2023, upon their re-election (or, first election in the case of Ms. Le) as directors at the Company's 2023 annual meeting of stockholders, directors Davern, Dehne, Hanford, Hussain, Le, Lego, and Tupman received a full value stock award having a fair market value on the date of grant of approximately $210,000, which will vest at the earlier of one year or the 2024 Annual Meeting. Amounts reported in this column represent the aggregate grant date fair value of the stock awards granted in fiscal year 2024, computed in accordance with FASB ASC Topic 718. See Note 14, Equity Compensation, in our Annual Report on Form 10-K for the fiscal year ended March 30, 2024 for additional detail regarding the assumptions underlying the value of these awards.

(3) On July 28, 2023, upon her appointment as a director, Ms. Le received an option to purchase shares of common stock with an exercise price equal to the closing price of common stock reported on Nasdaq on the date of grant. The amount in this column represents the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. See Note 14 Equity Compensation, in our Annual Report on Form 10-K for the fiscal year ended March 30, 2024 for additional detail regarding the assumptions underlying the value of these awards.

(4) At the end of fiscal year 2024, Mr. Carter had no options outstanding and no RSUs outstanding. During fiscal year 2024, Mr. Carter served as a director only through last year's annual meeting (July 28, 2023).

(5) At the end of fiscal year 2024, Mr. Davern had no options outstanding and 2,575 RSUs outstanding.

(6) At the end of fiscal year 2024, Mr. Dehne had no options outstanding and 2,575 RSUs outstanding.

(7) At the end of fiscal year 2024, Ms. Hanford had 15,515 options outstanding and 2,575 RSUs outstanding.

(8) At the end of fiscal year 2024, Mr. Hussain had 7,238 options outstanding and 2,575 RSUs outstanding.

(9) At the end of fiscal year 2024, Ms. Le had 6,134 options outstanding and 2,575 RSUs outstanding.

(10) At the end of fiscal year 2024, Ms. Lego had 7,657 options outstanding and 2,575 RSUs outstanding.

(11) At the end of fiscal year 2024, Mr. Tupman had 15,346 options outstanding and 2,575 RSUs outstanding.

PROPOSALS TO BE VOTED ON

Proposal No. 1:

Election of Directors

Based upon the recommendation of our Governance and Nominating Committee, the Board nominated each of the seven individuals listed below for election to the Board this year. Effective as of the Annual Meeting, Timothy R. Dehne and Deirdre R. Hanford are retiring from the Board, and we would like to express our sincere gratitude for their invaluable contributions and dedicated service during their tenures. New director nominee William D. Mosley, if elected, will join the Board effective immediately after the vote at the Annual Meeting.

Information regarding each of our nominees is provided below. All directors are elected annually to serve until the next annual meeting and until their respective successors are elected, or until their earlier resignation or removal. There are no family relationships among the Company's executive officers, directors, or director nominees.

Vote Required
In the election of directors, the seven persons receiving the highest number of "FOR" votes will be elected.

Director Resignation Policy
Any nominee for director who receives a greater number of "WITHHOLD" votes than "FOR" votes in an uncontested election of directors shall tender to the Board their resignation as a director promptly following the certification of the election results. For purposes of this policy, (i) an "uncontested" election is one in which the Secretary determines that the number of nominees does not exceed the number of directors to be elected as of the date seven days prior to the scheduled mailing date of the proxy statement for such meeting, and (ii) abstentions and broker non-votes will not be considered as either "WITHHOLD" votes or "FOR" votes. The Governance and Nominating Committee will consider any resignation tendered under this policy and recommend to the Board whether to accept or reject it and the Board will act on such resignation, taking into account the Governance and Nominating Committee's recommendation, within 90 days following the certification of the election results. The Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any information it deems appropriate including without limitation any reasons given by stockholders for their "WITHHOLD" votes, the qualifications of the director, and the director's contributions to the Board and the Company. The Board will promptly disclose publicly its decision to accept or reject such resignation and, if rejected, the reasons for doing so.

Information about Nominees

Ages are relative to our Annual Meeting date.



ALEXANDER M. DAVERN

Director since 2015

Mr. Davern, age 57, is currently a member of the Board of Directors of FARO Technologies, Inc., a public company that provides leading-edge measurement solutions and is traded on the Nasdaq exchange. Additionally, effective May 23, 2024, Mr. Davern was appointed to the board of Computer Modelling Group Ltd., a global software and consulting company that provides advanced reservoir modelling capabilities to the energy industry and is traded on the Toronto Stock Exchange. In the past five years, Mr. Davern served on the board of National Instruments Corporation ("NI"), an Austin-based public company that supplies measurement and automation products used by engineers and scientists in a wide range of industries, between January 2017 and October 2023 and of ESI-Group, a French Software simulation company listed on the Euronext Exchange, between 2021 and 2023. Mr. Davern worked at NI between February 1994 and May 2020, and during his career there he served in numerous leadership positions, including as Chief Financial Officer, Chief Operating Officer, and Chief Executive Officer. Prior to joining NI, Mr. Davern worked both in Europe and in the United States for the international accounting firm of Price Waterhouse, LLP. Since 2020, he also has a teaching position at the University of Texas McCombs School of Business. Mr. Davern received his bachelor's degree in Commerce and a diploma in professional accounting from University College in Dublin, Ireland.

The Governance and Nominating Committee believes that Mr. Davern is well qualified to be on the Board based on his extensive leadership experience in all aspects of managing a high technology company in Austin, Texas. In addition, Mr. Davern has extensive international finance experience within the technology industry. The Governance and Nominating Committee further believes that his experiences, along with his financial expertise, his familiarity with acquisitions and integrations, and his international tax experience make him well qualified to provide valuable insights to the Board and to serve a role in the oversight of our financial reporting and accounting practices as Chair of the Audit Committee.



JOHN M. FORSYTH
Director since 2021
Mr. Forsyth, age 50, became the Company's President and Chief Executive Officer in January 2021. Previously, from January 2020, he held the role of President, and prior to that position, from June 2018, he was the Company's Chief Strategy Officer. From August 2014, he served as Vice President of Product Marketing. Mr. Forsyth joined the Company in 2014 through the acquisition of Wolfson Microelectronics, where he served as Vice President of Audio Products. Mr. Forsyth currently serves, since November 2023, as a member of the Board of Directors of Lattice Semiconductor Corporation, where he is a member of the Nominating and Governance Committee. Lattice Semiconductor is a low power programmable leader in the communications, computing, industrial, automotive, and consumer markets. Mr. Forsyth earned a M.A. (Social Science) degree from the University of Glasgow, Scotland, in 1995.

The Governance and Nominating Committee believes that Mr. Forsyth's current role as President and CEO of the Company makes him well qualified to be on the Board based on his detailed and unique knowledge of the Company's operations, opportunities, and challenges. In addition, the Governance and Nominating Committee believes that having Mr. Forsyth serve on the Board helps to bridge the gap between the Board and management, to facilitate the regular flow of information between management and the Board, and to ensure that the Board and management act with a common purpose to execute our strategic initiatives and business plans.



RAGHIB HUSSAIN
Director since 2021
Mr. Hussain, age 53, is currently President of Products and Technologies at Marvell Technology, Inc., a fabless semiconductor supplier. In this role, he oversees Marvell's businesses and technologies by defining overall strategy, aligning roadmaps, monitoring and prioritizing product development investments, leading innovation, and driving growth through organic and inorganic planning. Mr. Hussain also has oversight of the Office of the Chief Technology Officer, which drives Marvell's long-term technology vision and strategy transformation efforts. Previously, from July 2018 to June 2021, Mr. Hussain held the title of Chief Strategy Officer and Executive Vice President of Marvell's Networking and Processors Group. Prior to this role, from 2001–2018, he served as Co-Founder,

Chief Technology Officer, and Chief Operating Officer of Cavium, Inc., a semiconductor company that offered a portfolio of infrastructure solutions for compute, security, storage, switching, connectivity, and baseband processing, and which was acquired by Marvell in July 2018. Mr. Hussain earned a B.S. degree in Computer Systems Engineering from NED University in Karachi, Pakistan and an M.S. degree in Computer Engineering from San Jose State University. He holds more than 40 patents in the fields of networking and security. Additionally, since 2018, Mr. Hussain has served on the Center for Asia Pacific Policy (CAPP) advisory board of the RAND Corporation, a nonprofit research organization that develops solutions to public policy challenges.

The Governance and Nominating Committee believes that Mr. Hussain is well qualified to be on the Board based on his extensive leadership skills, background in mergers and acquisitions, and engineering and technology experience in the semiconductor field, including his business experience with corporate culture, human capital management, and driving long-term technology and growth strategies in the communications, security, networking, and computing markets.



DUY-LOAN LE
Director since 2023
Ms. Le, age 62, retired in July 2017 from Texas Instruments Inc. ("TI") after 35 years. From 2002 until 2017, she held the role of Senior Fellow and previously she held various leadership positions including Advanced Technology Ramp Manager for the Embedded Processing Division and worldwide project manager for the Memory Division. While at TI, Ms. Le led all aspects of execution for advanced technology nodes, design, assembly and test, productization, qualification, release to market, high volume ramp, and quality and reliability assurance. While at TI, she also gained experience opening international offices and developing engineering talent. Ms. Le is currently a member of the board of directors of: (1) Wolfspeed, Inc., a supplier of Silicon Carbide and gallium nitride (GaN) technologies, since 2018, where she serves as a member of its Compensation and Governance and Nominations Committees; (2) Atomera, Inc., a semiconductor materials and technology licensing company, since 2019, where she serves as Chair of its Compensation Committee and as a member of its Nominating and Corporate Governance Committee; and (3) BrainChip Holdings Ltd., a provider of edge AI on-chip processing that is traded on the Australian Securities Exchange, since 2022, where she serves as a member of its Audit & Risk and Remuneration & Nominations Committees. Ms. Le holds a bachelor's degree in Electrical Engineering from the University of Texas at Austin and a master's degree in Business Administration from the Bauer College of Business at the University of Houston. She has been awarded 24 patents, has been inducted into the Women in Technology Hall of Fame, and became the first engineer to be inducted into the Asian Hall of Fame. Ms. Le has also received recognition as NACD Directorship 100 and Most Influential Corporate Board Directors.

In the past five years, Ms. Le also served on the board of (1) National Instruments Corporation, an Austin-based company that supplies measurement and automation products, between 2002 and October 2023, where she served as Chair of its Compensation Committee and as a member of its

Nomination & Governance Committee, and (2) Ballard Power Systems, a company that delivers fuel cell power, between 2017 and February 2023, where she was a member of its People, Corporate Governance & Compensation Committee.

The Governance and Nominating Committee believes that Ms. Le is well qualified to serve as a director of the Company based on her extensive experience in semiconductors, specifically in chip design, silicon manufacturing technology development, and advanced technology manufacturing; her global business experience, including managing global R&D centers, joint ventures, foundries, and OSAT (Outsourced Semiconductor Assembly and Test) partnerships; and her Board governance experience and knowledge, including her service as a chair of compensation committees and as a member of audit & risk and nomination & governance committees.



CATHERINE P. LEGO
Director since 2020
Ms. Lego, age 67, is the founder of Lego Ventures LLC, a consulting services firm and source of start-up capital for early-stage technology companies, which she operated from 1992 until December 2018. She currently serves as a member of the Board of Directors of Guidewire Software, Inc., an industry platform provider for property and casualty insurers, since September 2019, where she serves as the Audit Committee Chair and is a member of the Nominating and Governance Committee.

In the past five years, Ms. Lego has served on the boards of (1) Lam Research Corporation, a wafer fabrication equipment company, between 2006 and November 2022, where at various times she was Chair of the Compensation Committee, Chair of the Audit Committee, and member of the Nominating and Governance Committee, (2) Cypress Semiconductor Corp., a developer of advanced embedded system solutions, between September 2017 and April 2020, where she served as Chair of the Audit Committee and a member of the Nominating and Corporate Governance Committee, and (3) IPG Photonics Corporation, a high-power fiber laser and amplifier company for diverse applications, between July 2016 and May 2021, where she was a member of the Audit Committee and Chair of the Compensation Committee. Previously, Ms. Lego served on several other public company boards, along with other privately-held technology companies. Ms. Lego previously was a partner at two venture capital funds and practiced as a certified public accountant with Coopers & Lybrand (now PricewaterhouseCoopers). Ms. Lego received a B.A. degree in economics and biology from Williams College and a M.S. degree in accounting from the New York University Stern School of Business.

The Governance and Nominating Committee believes that Ms. Lego is well qualified to serve as a director of the Company based on her extensive board-level experience; her substantial risk management, accounting, and finance expertise; her knowledge of the electronics and semiconductor industries; her experience with mergers, acquisitions, and corporate financing; and her Board governance experience and knowledge, including her service as a chair of an audit committee and member of audit, compensation, and nominating and governance committees.



WILLIAM D. MOSLEY
Director Nominee
Dr. Mosley, age 57, has served as the CEO of Seagate Technology Holdings plc ("Seagate") since October 2017 and as a member of its Board since July 25, 2017. He was previously Seagate's President and COO from June 2016 to September 2017. He joined Seagate in 1996 as a Senior Engineer, and during his tenure he has held a variety of posts of increasing responsibility including President Operations and Technology, Executive Vice President Global Sales and Marketing, as well as many R&D leadership roles. Dr. Mosley earned a Ph.D. in Physics from the University of California, Davis focusing on solid state physics.

The Governance and Nominating Committee believes that Dr. Mosley is well qualified to be on the Board based on his broad-based, executive-level experience in managing a high technology company. In addition, Dr. Mosley's extensive experience involving global operations, technology, research and development, and sales and marketing make him well qualified to provide valuable insights to the Board.



DAVID J. TUPMAN
Director since 2015
Dr. Tupman, age 61, is currently the owner of Details Lab Inc., an advisory firm focusing on scaling organizations for high-growth, technology development and new product introduction. From 2001 to 2011, Dr. Tupman rose from manager to Vice President of hardware engineering at Apple Inc., where he led the hardware engineering and technology teams for multiple mobile devices. Prior to Apple, Dr. Tupman worked at Psion Computers in London, England, from 1995 to 2001 as a hardware-engineering manager, developing a number of personal digital assistant products. From 1988 to 1995, Dr. Tupman was a Principal Design Engineer at Schlumberger in Farnborough, England, where he developed low power, high precision sensors for the gas, fuel and aerospace industries. Dr. Tupman holds a Bachelor's degree in Electronics Engineering and an honorary doctorate (D.Sc.) from the University of Salford, England. Dr. Tupman is named as an inventor on more than 30 U.S. patents. Dr. Tupman has also served as a director of Pixelworks, Inc., a company that develops video display processing technology, since April 2014.

The Governance and Nominating Committee believes that Dr. Tupman is well qualified to be on the Board based on his extensive engineering and technology background in the consumer electronics and industrial markets as well as his public company board and corporate governance experience.

The Board recommends a vote "FOR" the election to the Board of each of the foregoing nominees.

Proposal No. 2:

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending March 29, 2025. During the fiscal year that ended March 30, 2024, Ernst & Young served as the Company's independent registered public accounting firm and also provided certain tax services.

The Audit Committee pre-approves and reviews all audit and non-audit services provided by Ernst & Young. In considering the services to be provided by Ernst & Young, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the independence of Ernst & Young.

For additional information relating to the Audit Committee, see the section of this proxy statement entitled, "*Report of the Audit Committee of the Board*," as well as the Audit Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

A representative of Ernst & Young is expected to attend the Annual Meeting and be available to respond to questions and, if they desire, to make a statement.

The Board recommends a vote "FOR" Proposal No. 2.

If the appointment is not ratified, the Audit Committee retains the discretion to select other auditors for the following fiscal year or to determine that Ernst & Young will continue to serve as the independent auditor. Ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the fiscal year ending March 29, 2025, requires the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote at the meeting.

Proposal No. 3:

Advisory Vote to Approve Named Executive Officer Compensation

Section 14A of the Securities Exchange Act of 1934 and related rules of the SEC enable our stockholders to vote to approve, on an advisory, non-binding basis, the compensation of our CEO, our Chief Financial Officer ("CFO"), and our three other most highly compensated executive officers (collectively, our "Named Executive Officers" or "NEOs") as disclosed in this proxy statement. This vote is advisory and, therefore, not binding on the Company, the Compensation Committee, or the Board. However, the Board and the Compensation Committee value the opinions of our stockholders and to the extent there is a significant vote against the compensation of the NEOs, we will consider our stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As described in detail in the section of this proxy statement entitled, "*Compensation Discussion and Analysis*," our executive compensation program is designed to attract, motivate, and retain executive officers, while aligning their interests with those of our stockholders. Under this program, our executive officers are rewarded for the achievement of strategic and operational objectives and the realization of increased stockholder value. Please read the Compensation Discussion and Analysis and the accompanying compensation tables of this proxy statement for additional information about our executive compensation program, including information about the compensation of the NEOs for fiscal year 2024.

By way of this proposal, commonly known as a "Say-on-Pay" proposal, we are asking our stockholders to indicate their support for the compensation of the NEOs as described in this proxy statement. Please note that this vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the philosophy, policies, and practices described in this proxy statement.

The stockholders are being asked to approve the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The Board recommends a vote "FOR" Proposal No. 3.


Proposal No. 4:

Approval of an Amendment and Restatement of the Company's 2018 Long Term Incentive Plan


At the Annual Meeting, stockholders are being asked to approve an amendment and restatement of the Cirrus Logic, Inc. 2018 Long Term Incentive Plan (the "LTIP") to, among other things, increase the number of shares of our common stock reserved for issuance under the LTIP by 2,670,000 shares and extend the term of the LTIP, as described below. The Board has determined that it is in the best interest of the Company and its stockholders to approve this proposal. Upon the recommendation of the Compensation Committee, the Board unanimously approved the amendment and restatement of the LTIP, subject to stockholder approval, and recommends that stockholders vote in favor of this proposal at the Annual Meeting.

As of May 15, 2024, 963,323 shares were reserved for issuance and available for future awards under the LTIP, which is the only plan pursuant to which the Company is authorized to grant equity awards. As a result of the limited number of shares remaining available for issuance under the LTIP, and in order to have an appropriate number of shares available for future equity awards to recruit, hire, motivate, and retain talent, we are requesting an additional 2,670,000 shares for issuance under the LTIP.

In addition to increasing the number of shares available for issuance, the other amendments to the LTIP recommended by the Board include: (i) extending the expiration date of the LTIP until July 26, 2034, which is the tenth anniversary of the date of the Annual Meeting, (ii) amending the delegation language included in the LTIP and (iii) specifying that the total number of shares that may be issued upon exercise of incentive stock options is the aggregate number of shares available under the LTIP since adoption (including the proposed increase), or 14,085,205 shares.

If stockholders approve this proposal, the LTIP, as amended and restated, will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the LTIP will continue to be administered in its current form and the share reserve will not be increased. Our executive officers and directors have an interest in this proposal by virtue of being eligible to receive equity awards under the LTIP.

<u>Background</u>

After being adopted by the Board, the LTIP was initially approved by stockholders in August 2018. The initial share reserve under the LTIP was 2,300,000 shares, plus an additional 3,825,205 shares that were available for grant or that became available as a result of forfeitures or cancellation of awards under our 2006 Long Term Incentive Plan as of the date stockholders approved the LTIP. At our 2020 annual meeting, our stockholders, upon the recommendation of our Board, approved an amendment to increase the share reserve by an additional 3,200,000 shares, and at our 2022 annual meeting, our stockholders, upon recommendation of the Board, approved an amendment to increase the share reserve by 2,090,000 shares.

As of March 30, 2024, there were 3,200,674 shares underlying outstanding restricted stock units ("RSUs") and performance-based RSUs ("PBRSUs", and together with RSUs, the "Full Value Awards"), 785,933 shares underlying outstanding stock options (the "Appreciation Awards"), and 977,766 shares available for future issuance under the LTIP.

<u>Reasons to Vote for the Proposal</u>

The LTIP is a broad-based plan under which the Company grants awards to its current and prospective employees, including officers, as well as directors and consultants. The Company continues to believe that its long-term interests are best advanced by aligning the interests of its employees and directors with the interests of its stockholders. Approval of the LTIP will permit the Company to continue to use stock-based compensation to align their interests and to retain and motivate employees and others providing services to the Company and its subsidiaries.

Competition for highly qualified personnel in our industry, particularly for employees with technical backgrounds, is intense. We expect competition for qualified personnel to increase because there are only a limited number of individuals in the job market with the skills that we require. One alternative to using equity awards would be to significantly increase cash compensation. We do not believe this would be practical or advisable. We believe that a combination of equity and cash compensation is better for attracting, retaining, and motivating our employees. Any significant increase in cash compensation in lieu of equity awards would reduce the cash otherwise available for operations and investment in our business. Furthermore, we do not believe a more cash-oriented program would have the same long-term retention value, or serve to align employees' interests with those of our stockholders, as well as a program that includes equity.

The LTIP's design reflects our commitment to strong corporate governance and the desire to preserve stockholder value as demonstrated by the following LTIP features:

- *Independent Administrator*. The LTIP is generally administered by the Compensation Committee of the Board, comprised entirely of independent, non-employee directors.
- *Stockholder Approval is Required for Additional Shares.* There is no annual "evergreen" provision. Instead, the LTIP reserves a fixed maximum number of shares of common stock, and additional stockholder approval is required to increase that number.
- *Stockholder Approval is Required for Any Repricings.* The LTIP prohibits any repricing, exchange, or buyout of underwater awards without stockholder approval.
- *No Reloading:* The Company does not grant stock options with replenishment features.
- *No Discount Awards; Maximum Term Specified*. Options and SARs must have an exercise or grant price no less than the closing price of our common stock on the date the award is granted and a maximum term of ten years.
- *Minimum Vesting Requirements*. 95% of the shares of common stock issued pursuant to awards granted under the LTIP must be subject to a minimum one-year vesting requirement.

- *No Dividends on Unvested Awards*. Unless and until an award has vested and the risk of forfeiture has lapsed, the payment of dividends or dividend equivalents on those awards is prohibited.
- *No Liberal Share Recycling*. Shares of common stock used to pay the exercise price or tax withholding requirements related to any award may not be re-granted, issued, or transferred under the LTIP.
- *No Liberal Change in Control Provisions*. The vesting or exercisability of outstanding awards is not accelerated automatically upon a change in control unless otherwise provided in the applicable award agreement or the Compensation Committee deems it appropriate.
- *No Liberal Change in Control Definition.* The LTIP defines a change in control, in part, as the actual consummation of a transaction rather than the announcement or stockholder approval of a transaction.
- *Limit on Non-Employee Director Awards*. The sum of any cash compensation and the grant date fair value of awards granted under the LTIP to any non-employee director during any calendar year may not exceed $750,000, subject to limited exceptions.
- *Recoupment/Clawback*. Awards granted to executive officers under the LTIP are subject to recoupment in accordance with our clawback policy. See the section of this proxy statement entitled "*Clawback Policy*."

Additionally, as further described in this proxy statement, our executives and directors are required to comply with robust stock ownership guidelines. See the section of this proxy statement entitled "*Stock Ownership Guidelines*."

Determination of Request for Shares

In determining the number of additional shares to request for authorization, the Board considered a number of factors, including:

Historical Burn Rate. Burn rate provides a measure of the potential dilutive impact of our equity award program, which we calculate by dividing the number of shares subject to equity awards granted during the year by the basic weighted average number of shares outstanding. As of the end of fiscal 2024, our three-year average burn rate was 4.83%, as shown in the table below:

	2022	2023	2024
Appreciation Awards Granted	88,220	143,196	131,505
Full Value Awards Granted	1,106,569	1,609,883	1,134,834
Adjusted Full Value Awards[1]	2,213,138	3,219,766	2,269,668
Adjusted Total Granted	2,301,358	3,362,962	2,401,173
Weighted-Average Total Shares Outstanding	57,278,161	55,614,319	54,290,175
Adjusted Burn Rate	4.02%	6.05%	4.42%

Three-year Average Burn Rate of 4.83%

(1) Adjusted Full Value is two times the Full Value.

We believe our historical burn rate is reasonable relative to similarly situated companies, especially given our broad-based use of equity awards to compensate our employees. We will continue to monitor our equity use in future years to ensure our burn rate is within competitive market norms. However, our future burn rate will depend on a number of factors, including the number of participants in the LTIP, the price of our common stock, changes to our compensation strategy, changes in business practices or industry standards, changes in our capital structure, the compensation practices of our competitors or changes in compensation practices in the market generally, and the mix of the type of equity awards we grant.

Overhang Percentage. Overhang is a measure of potential dilution, which we calculate as (i) all shares of common stock that are available for issuance or underlying currently outstanding equity awards under the LTIP (the numerator) divided by (ii) the total number of shares of our common stock outstanding, plus the numerator. As of May 15, 2024, our overhang was 8%, which we believe is reasonable relative to similarly situated companies. If the 2,670,000 additional shares proposed to be authorized for issuance are included in the calculation, our overhang would be 12%. The following table details the number of shares outstanding used for the overhang calculation:

	As of May 15, 2024
Appreciation Awards Outstanding	662,796
Full Value Awards Outstanding	3,181,716
Total Awards Outstanding	3,844,512
Total shares remaining available for future issuance	963,323
Additional shares requested under the LTIP	2,670,000
Shares of common stock outstanding	53,614,928

Summary of the LTIP

The following is a summary of the most significant features of the LTIP, with notations concerning the changes associated with the currently proposed amendment and restatement, and should be read in conjunction with, and is qualified in its entirety by reference to, the complete text of the proposed LTIP, as amended and restated, which is attached to this proxy statement as Exhibit 1. The description set forth within this summary addresses terms and conditions of the LTIP, as amended and restated, largely with respect to United States-based award recipients, and therefore an award granted to an employee that is subject to foreign laws or regulations may differ from the descriptions set forth herein or contained within the LTIP document, as amended and restated.

Administration. The LTIP is administered by a committee (the "Committee") designated by the Board except to the extent the Board elects to administer the LTIP (in which case references to the "Committee" are references to the Board). The Committee has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and establish the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the LTIP. In addition, the Committee, in its sole discretion, has the power and authority to determine who is eligible to participate in the LTIP outside of the United States, modify the terms and conditions of awards, establish sub-plans with applicable foreign jurisdiction provisions, or take other actions deemed advisable to comply with foreign laws or securities exchange rules.

Unless otherwise determined by the Board, and to the extent awards are made by the Committee, the Committee will consist of two or more members of the Board, each of whom is a non-employee director under the Exchange Act, and an "independent director" under the rules of NASDAQ (or other principal securities market on which shares of our common stock are traded).

The proposed amendment and restatement modifies the delegation of authority provisions of the LTIP in view of changes to Delaware law that became effective in 2022. Namely, as amended and restated, the LTIP provides that the Committee may delegate any or all of its powers and duties under the LTIP to a person or body, including the power to perform administrative functions and to grant awards within limits specifically prescribed by the Committee; provided, however, that such delegation does not (i) violate state or corporate law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for awards granted to participants subject to Section 16 of the Exchange Act in respect of the

Company. Upon any such delegation, all references in the LTIP to the "Committee" (other than in the section involving subdivision or consolidation, recapitalization, change in control, or reorganization) are deemed to include any such person or body to whom such powers have been delegated by the Committee. Any such delegation does not limit the right of such person or body to receive awards; provided, however, that such person or body may not grant awards to, or take any action with respect to any awards previously granted to, himself or herself, a member of the Board, or any participant subject to Section 16 of the Exchange Act.

Eligibility. Officers, employees, directors, and any other person who provides services to us or our affiliates are eligible to receive awards under the LTIP. As of March 30, 2024, we have 1,625 employees and seven non-employee directors eligible to participate in the LTIP. Consultants are eligible to receive awards, but the number of consultants that could receive LTIP awards is not determinable at this time.

Shares Subject to the LTIP. Under the LTIP, 11,415,205 shares were authorized for issuance. Through the amendment and restatement of the LTIP, we are asking stockholders to approve an additional 2,670,000 shares to be available for issuance, which would increase the aggregate number of shares authorized under the LTIP to 14,085,205. As of May 15, 2024, there were approximately 963,323 shares remaining available for issuance under the LTIP. The closing price of the Company's common stock as reported on the NASDAQ on May 15, 2024 was $112.40 per share.

Share Counting. Awards are counted against the LTIP reserve on the date of grant, according to the following:

- Full-Value Awards reduce the aggregate share limit by 1.5 shares of common stock for each share of common stock underlying an award.

- Appreciation Awards reduce the aggregate share limit by one share of common stock for each share of common stock underlying an award.

- Awards that may only be settled in cash do not reduce the aggregate share limit.

Shares of common stock subject to any award under the LTIP or the Company's 2006 Stock Incentive Plan that expires, is cancelled, exchanged, settled in cash, or otherwise terminated without actual delivery of shares will again be available for awards pursuant to the LTIP. For the avoidance of doubt, the following shares underlying awards do not become available again for issuance under the LTIP:

- Shares tendered or withheld in payment of any exercise or purchase price of an award or taxes relating to an award,

- Shares that were subject to an option or a SAR but were not issued or delivered as a result of the net settlement or net exercise of such stock option or SAR, and

- Shares repurchased on the open market with the proceeds of an option's exercise price.

Director Limitations on Awards. In any one calendar year, the aggregate value of all compensation paid to or granted to any non-employee director may not exceed $750,000. This limitation does not apply to compensation for services to the Company in an employee or consultant capacity.

Awards under the LTIP. Options, SARs, restricted stock, restricted stock units, stock awards, other stock-based awards, cash awards, substitute awards, and performance awards may be granted under the LTIP. Awards are subject to a vesting schedule of at least one year following the date of grant, provided that 5% of the aggregate number of shares of common stock reserved for issuance will not be subject to this minimum vesting requirement.

Options. The Committee may grant incentive stock options and options that do not qualify as ISOs ("nonqualified stock options"). The exercise price of any option cannot be less than 100% of the fair market value of a share of our common stock on the date of grant and cannot be exercisable for longer than ten years following the date of grant. Additional limitations apply in the case of an incentive stock option granted to an individual who owns at least 10% of the total combined voting power of all classes of our capital stock. If the proposed amendment and restatement of the LTIP is approved, the maximum number of shares of common stock that can be issued upon the exercise of incentive stock options granted under the LTIP will be 14,085,205 shares.

Stock Appreciation Rights. A SAR is the right to receive, on the date of exercise, an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR cannot be less than 100% of the fair market value of a share of our common stock on the date of grant and the term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock, or a combination of cash and common stock, as determined by the Committee.

Restricted Stock. Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. The LTIP provides that any cash dividends paid on a share of restricted stock will be automatically reinvested in additional shares of restricted stock and subject to vesting and forfeiture restrictions at least as restrictive as those on the original award. Any stock distributed will be subject to the same restrictions and risk of forfeiture as the underlying restricted stock award.

Restricted Stock Units. A restricted stock unit is a right to receive cash, common stock, or a combination of both at the end of a specified period, equal to the fair market value of one share of our common stock on the date of vesting.

Stock Awards. A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by the Committee.

Other Stock-Based Awards. The Committee may grant other awards valued in whole or in part based on our common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the Committee, and awards valued by reference to the book value of our common stock or the value of securities of, or the performance of, our affiliates.

Cash Awards. The LTIP permits the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the LTIP.

Performance Awards. A performance award is an award with respect to which a participant's right to receive cash, shares of common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. The Committee determines the applicable performance period, the performance goals, and such other conditions that may apply to each performance award. The Committee may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

Dividend or Dividend Equivalent Rights. In the event that a dividend or dividend equivalent right is granted in connection with any award under the LTIP, (i) in no event shall the dividend or dividend equivalent right be distributed to the participant before the underlying common stock covered by the award to which the dividend or dividend equivalent right relates becomes vested or issued, (ii) any such dividend or dividend equivalent right shall be subject to the same restrictions and risk of forfeiture as the underlying common stock subject to the award, and (iii) the dividend or dividend equivalent right will be paid, if at all, at the time such restrictions or risk of forfeiture lapse.

Recapitalization and Other Corporate Transactions. In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an "equity restructuring" within the meaning of ASC Topic 718, which would result in additional compensation expense to the Company under the provisions of ASC Topic 718, the Committee will (or to the extent not required by applicable law, may) make such equitable and appropriate adjustments to equitably reflect such event.

Change in Control. Except to the extent otherwise provided in any applicable award agreement, in the event of a change in control or other changes in the Company or our common stock, the Committee may, in its discretion, (i) accelerate the exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling stock options or SARs that have exercise or grant prices of less than the price paid in the change in control transaction for no consideration), (iii) cancel awards that remain subject to a restricted period, or (iv) make any other adjustments to awards that the Committee deems appropriate to reflect the applicable transaction or event.

No Repricing. Except in connection with the issuance of substitute awards under certain conditions or in connection with adjustments to awards as a result of a corporate transaction involving us, without the approval of stockholders, the terms of an outstanding option or SAR may not be amended to (i) reduce the exercise price or grant price, (ii) grant a new option, SAR or other award in substitution for, or upon the cancellation of, any previously granted option or SAR that has the effect of reducing the exercise price thereof, (iii) exchange any option or SAR for stock, cash, or other consideration when the exercise price per share of common stock under such option or SAR exceeds the fair market value of a share of common stock or (iv) take any other action that would be considered a "repricing" of an option or SAR under the Nasdaq listing standards.

Amendment and Termination. As amended and restated, the LTIP would automatically expire on the tenth anniversary of the Annual Meeting. The Committee may amend or terminate the LTIP at any time prior to its expiration, subject to stockholder approval if required by applicable law, rule, or regulation, including Nasdaq rules. The Committee may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant's consent.

Clawback. Awards granted under the LTIP will be subject to any applicable provisions of clawback or recoupment policies adopted by the Company. See the section of this proxy statement entitled "*Clawback Policy*."

Certain U.S. Federal Income Tax Consequences

The following discussion is intended to be a general summary only of the United States federal income tax consequences of awards issued under the LTIP. This description is based on the law as of the date of this proxy statement, which is subject to change (possibly retroactively). The tax treatment of awards under the LTIP may vary depending on a participant's particular situation and may, therefore, be subject to special rules not discussed below. Potential foreign, state, or local income tax consequences to the Company or participants associated with the LTIP and awards granted thereunder, are not addressed herein.

The Company's ability to realize the benefit of any tax deduction described below depends on its generation of taxable income as well as the requirement of reasonableness, the limitations of Section 162(m) of the Code and the satisfaction of its tax reporting obligations. Section 162(m) may limit the deductibility of compensation paid to our chief executive officer and to each of our other "covered employees." Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible by us only to the extent that it does not exceed $1,000,000. The Committee reserves the right to grant awards under the LTIP that result in compensation to our covered employees in excess of the $1,000,000 Section 162(m) deduction limitation.

Appreciation Awards: Options and SARs.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option. Optionees who do not dispose of their shares for at least two years following the date the incentive stock option was granted or within one year following the exercise of the option normally will recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies both such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares either within two years after the date of grant or within one year from the date of exercise (referred to as a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be treated as a capital gain. If a loss is recognized, it will be a capital loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder. The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax, which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonqualified Stock Options and SARs. Nonqualified stock options and stock appreciation rights have no special tax status. A holder of these awards generally does not recognize taxable income as the result of the grant of such award. Upon exercise of a nonqualified stock option or stock appreciation right, the holder normally recognizes ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the exercise date. If the holder is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonqualified stock option or stock appreciation right, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the holding period of the shares is more than 12 months. The Company generally is entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonqualified stock option or stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder. No tax deduction is available to the Company with respect to the grant of a nonqualified stock option or stock appreciation right or the sale of the stock acquired pursuant to such grant.

Full Value Awards: Restricted Stock, Stock Awards, Restricted Stock Units, Other Stock-Based Awards, and Performance Awards.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date." The determination date is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service, or IRS, no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock Units, Other Stock-Based Awards, and Performance Awards. A participant generally will recognize no income upon the receipt of a restricted stock unit, performance share or performance unit award. Upon the settlement of such an award, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the determination date (as defined under "Restricted Stock"), will be taxed as capital gain or loss. The Company generally is entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

New Plan Benefits

No awards made under the LTIP prior to the date of the Annual Meeting were granted subject to stockholder approval of the amended and restated LTIP. Any future awards to be made under the amended and restated LTIP are subject to the discretion of the Committee and therefore are not determinable at this time. Additionally, the number of shares that would be earned with respect to any grant may vary based on the achievement of any applicable performance goals, which is not determinable at this time.

Awards Granted Under the LTIP

The Company made its annual equity awards under the LTIP for fiscal year 2024 to the NEOs, non-employee directors, and to its other eligible employees in February 2024. The grants to the NEOs are reflected in the "*Fiscal Year 2024 Grants of Plan-Based Awards Table*" that can be found in the Executive Compensation Tables section of this proxy statement. The fiscal year 2024 grants to non-employee directors are reflected in the *"Director Compensation Table for Fiscal Year 2024"* in the Corporate Governance section of this proxy statement. The following table sets forth, for each of the individuals and various groups indicated, the total number of shares of our common stock subject to awards that have been granted under the LTIP since its inception (August 3, 2018) through March 30, 2024:

Name and Position (or Group)	Number of Shares
All Named Executive Officers:	
John M. Forsyth	
President and Chief Executive Officer	359,991
Venk Nathamuni	
Chief Financial Officer	68,705
Gregory S. Thomas	
Senior Vice President, General Counsel	92,459
Jeffrey W. Baumgartner	
Vice President, Research and Development	95,836
Justin Dougherty	
Senior Vice President, Global Operations	90,761
All Current Executive Officers as a Group	974,161
All Current Directors who are not Executive Officers, as a Group	120,857
Each Nominee for Election as Director who are not Executive Officers:	
Alexander M. Davern	18,132
Raghib Hussain	14,195
Duy-Loan Le	8,709
Catherine P. Lego	15,743
William D. Mosley	—
David J. Tupman	18,132
All Employees as a Group, Excluding Current Executive Officers	6,883,404

Registration with the SEC

Subject to stockholder approval to amend and restate the LTIP, we intend to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the 2,670,000 additional shares reserved for issuance.

The Board recommends a vote "FOR" Proposal No. 4. This Proposal requires the affirmative vote of the holders of a majority of the total number of shares of common stock present in person or by proxy and entitled to vote on the matter. The Board believes that the approval of the amendment and restatement of the LTIP is essential to the Company's continued success and is in the best interests of the Company and its stockholders.

All duly submitted proxies that are signed, but which do not provide instructions for how to vote, will be voted **FOR** the approval of the amended and restated LTIP by the persons named as proxy holders.


Proposal No. 5:

Approval of an Amendment and Restatement of the Company's Certificate of Incorporation To Permit Officer Exculpation


The Board has unanimously approved, and recommends that stockholders approve, an amendment and restatement of the Company's Certificate of Incorporation (the "Charter") to permit officer exculpation. The proposed amendment and restatement of the Charter is attached to this Proxy Statement as Exhibit 2.

<u>Background</u>

In 2022, the State of Delaware amended Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") to allow Delaware corporations to eliminate the monetary liability of certain officers for breach of fiduciary duty in limited circumstances. In light of the amendments to the DGCL and for the reasons set forth below, the Company is proposing to amend and restate the Charter to limit the liability of certain officers in the specific circumstances permitted by the DGCL.

Section 102(b)(7) only allows, and the proposed amendment would only allow, exculpation for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions. The proposed amendment would not eliminate any officer's monetary liability for:

- breach of the officer's duty of loyalty to the Company or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- any transaction from which the officer derived an improper personal benefit; or
- claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company.

The officers covered by Section 102(b)(7) include a corporation's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer, and chief accounting officer, and any other officer identified as one of the corporation's most highly compensated executive officers in an SEC filing at any time during the course of conduct alleged in the action or proceeding to be wrongful.

<u>Reasons to Vote for the Proposal</u>

The DGCL has long permitted Delaware corporations to exculpate directors from certain liabilities, and the Company's Charter has included such an exculpatory provision. Until changes to the DGCL were enacted, Delaware corporations were not able to provide similar protection to officers. After careful consideration, the Board believes that it is in the Company's and its stockholders' interest that officers receive exculpatory protection from certain liabilities and expenses that is similar to what directors receive for the reasons set forth below.

Adopting an officer exculpation provision that aligns with the protections afforded under the DGCL could prevent protracted or otherwise meritless litigation that distracts from our objective of creating stockholder value over the long term. The nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits, or proceedings seeking to impose liability on the basis of hindsight, especially in a litigious environment and regardless of merit. The Board believes that by limiting concerns about personal liability, officers may better exercise their business judgment in furtherance of stockholder interests.

In addition, the Board believes it is important to provide protection to officers to the extent permitted by the DGCL to attract and retain executive talent. More than two hundred public companies, including certain of our peers, have updated their governing documents to align with amended Section 102(b)(7) of the DGCL, and we believe this practice will likely continue. The corporate law of several other states already allow corporations to exculpate officers in a manner similar to Section 102(b)(7). Therefore, our ability to attract and retain highly qualified executive talent may be adversely impacted if we do not implement the expanded protections now offered under Delaware law.

Accordingly, the Board is asking stockholders to approve an amendment and restatement of the Charter (as set forth in Exhibit 2), which, upon approval, would amend and restate, in its entirety, Paragraph 1 of Article VII to read as follows:

"1. Limitation of Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer."

If this Proposal is approved by stockholders, the Company intends to file the proposed Amended and Restated Certificate of Incorporation as set forth in Exhibit 2 with the Delaware Secretary of State as soon as reasonably practicable after the Annual Meeting, with such filing to be effective immediately. If this Proposal is not approved by stockholders, the current Charter will remain in effect, and no exculpation will be provided for our officers.

The Board recommends a vote "FOR" Proposal No. 5. This Proposal requires the affirmative vote of the holders of a majority of the total number of shares of common stock outstanding and entitled to vote on the matter. Abstentions and broker non-votes will have the same effect as a vote against this Proposal. All duly submitted proxies that are signed, but which do not provide instructions for how to vote, will be voted FOR Proposal No. 5 by the persons named as proxy holders.

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of common stock as of May 14, 2024, by:

- The stockholders we know to beneficially own more than 5% of outstanding common stock;
- Each director and nominee named in this proxy statement;
- Each executive officer named in the Summary Compensation Table included in this proxy statement; and
- All of our directors and executive officers as a group.

Common stock is the only class of voting securities issued by the Company. Unless otherwise indicated in the footnotes, the beneficial owner has sole voting and investment power with respect to the securities beneficially owned, subject only to community property laws, if applicable. In addition, unless otherwise indicated in the footnotes, the beneficial owner's address is 800 W. 6th Street, Austin, Texas 78701.

Beneficial Owner	Shares Beneficially Owned	
	Number	Percent [1]
5% or Greater Stockholders:		
The Vanguard Group [2]	6,234,795	11.57%
FMR LLC [3]	5,610,083	10.41%
Blackrock, Inc. [4]	5,563,554	10.30%
Directors and Named Executive Officers:		
John M. Forsyth, President and Chief Executive Officer and Director [5]	132,610	*
Gregory S. Thomas, Senior Vice President, General Counsel and Corporate Secretary [6]	78,629	*
Jeffrey W. Baumgartner, Vice President, Research and Development [7]	65,368	*
David J. Tupman, Director [8]	37,065	*
Deirdre R. Hanford, Director [9]	25,239	*
Justin Dougherty, Senior Vice President, Global Operations [10]	20,722	*
Alexander M. Davern, Director [11]	20,332	*
Timothy R. Dehne, Director [12]	18,771	*
Venk Nathamuni, Chief Financial Officer [13]	16,856	*
Catherine P. Lego, Director [14]	16,168	
Raghib Hussain, Director [15]	9,357	*
Duy-Loan Le, Director [16]	—	*
William D. Mosley, Director Nominee [17]	—	*
All current directors and executive officers as a group (15 persons) [18]	547,615	1.02%

---

* Less than 1% of the outstanding common stock

(1) Percentage ownership is based on 53,577,722 shares of common stock issued and outstanding on May 14, 2024. Shares of common stock issuable under stock options that are currently exercisable or will become exercisable within 60 days after May 14, 2024, and shares of common stock subject to restricted stock units ("RSUs") and performance-based RSUs ("PBRSUs") that will vest and be issued within 60 days after May 14, 2024, are deemed to be outstanding and beneficially owned by the person holding such options or RSUs or PBRSUs for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed outstanding for the purpose of computing the percentage of any other person. This table does not include options, PBRSUs, or RSUs that vest more than 60 days after May 14, 2024.

(2) Based on a Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group, 100 Vanguard Blvd.; Malvern, PA 19355, is the beneficial owner of 6,234,795 shares, with sole voting power as to 0 shares, sole dispositive power as to 6,158,706 shares, shared dispositive power as to 76,089 shares, and shared voting power as to 18,483 shares.

(3) Based on a Schedule 13G filed with the SEC on February 9, 2024, FMR LLC, 245 Summer Street; Boston, Massachusetts 02210, is the beneficial owner of 5,610,083 shares, with sole voting power as to 5,601,887 shares, and sole dispositive power as to 5,610,083 shares.

(4) Based on a Schedule 13G filed with the SEC on January 24, 2024, Blackrock, Inc., 50 Hudson Yards; New York, NY 10001, is the beneficial owner of 5,563,554 shares, with sole voting power as to 5,326,327 shares, and sole dispositive power as to 5,563,554 shares.

(5) Includes 85,751 shares issuable upon exercise of options held by Mr. Forsyth and 46,859 shares held directly.

(6) Includes 54,654 shares issuable upon exercise of options held by Mr. Thomas and 23,975 shares held directly.

(7) Includes 54,987 shares issuable upon exercise of options held by Mr. Baumgartner and 10,381 shares held directly.

(8) Includes 15,346 shares issuable upon exercise of options held by Mr. Tupman and 21,719 shares held directly.

(9) Includes 15,515 shares issuable upon exercise of options held by Ms. Hanford and 9,724 shares held directly.

(10) Includes 14,884 shares issuable upon exercise of options held by Mr. Dougherty and 5,838 shares held directly.

(11) Includes 0 shares issuable upon exercise of options held by Mr. Davern and 20,332 shares held directly.

(12) Includes 0 shares issuable upon exercise of options held by Mr. Dehne and 18,771 shares held directly.

(13) Includes 12,679 shares issuable upon exercise of options held by Mr. Nathamuni and 4,177 shares held directly.

(14) Includes 7,657 shares issuable upon exercise of options held by Ms. Lego and 8,511 shares held directly.

(15) Includes 4,975 shares issuable upon exercise of options held by Mr. Hussain and 4,382 shares held directly.

(16) Includes 0 shares issuable upon exercise of options held by Ms. Le and 0 shares held directly.

(17) Includes 0 shares issuable upon exercise of options held by Dr. Mosley and 0 shares held directly.

(18) Includes options held by all executive officers and directors to purchase an aggregate of 227,940 shares of common stock that are exercisable within 60 days of May 14, 2024.

EXECUTIVE OFFICERS

Set forth below is information regarding the Company's executive officers as of the Record Date[3] (ages as of Annual Meeting date).

Carl J. Alberty – Vice President, Mixed-Signal Products
Mr. Alberty, age 47, was appointed Vice President of Mixed-Signal Products in March 2019. Prior to this position, since March 2015, he was Vice President of Product Marketing. Mr. Alberty joined the Company in 1999 in an engineering role supporting audio products and has worked in various audio product marketing leadership roles, leading up to his most recent positions.

Jeffrey W. Baumgartner – Vice President, Research and Development
Mr. Baumgartner, age 50, was appointed Vice President of Research and Development in October 2018. Previously, since April 2018, he was Vice President of Silicon Development. Prior to that position, since March 2015, he was Vice President of Engineering. Mr. Baumgartner joined the Company in 1998 as a design engineer, and in 2006, he began his career in engineering management.

Andrew Brannan – Vice President, Worldwide Sales
Mr. Brannan, age 57, joined Cirrus Logic as part of the Wolfson Microelectronics plc ("Wolfson") acquisition in August 2014. Mr. Brannan had worked at Wolfson since 2009, where he was Chief Commercial Officer. Immediately before joining Wolfson, Mr. Brannan served as a board member and Executive Vice President of Sales and Customer Operations at Symbian Software Limited.

Justin Dougherty – Senior Vice President, Global Operations
Mr. Dougherty, age 48, was appointed Senior Vice President, Global Operations in November 2022. Prior to this position, from June 2019, he was Vice President, Engineering Operations and, earlier, Director of Engineering Operations. Mr. Dougherty joined the Company in 2013 as Senior Manager of Product and Test Engineering.

John M. Forsyth – President and Chief Executive Officer, and Director Nominee
Mr. Forsyth, age 50, was appointed President and Chief Executive Officer in January 2021. Previously, from January 2020, he held the role of President, and prior to that position, from June 2018, he was the Company's Chief Strategy Officer. Previously, from August 2014, he served as Vice President of Product Marketing. Mr. Forsyth joined the Company in 2014 through the acquisition of Wolfson Microelectronics, where he served as Vice President of Audio Products.

Denise Grodé – Chief Human Resources Officer
Ms. Grodé, age 50, was appointed Chief Human Resources Officer in March 2022. Prior to joining the Company, from 2017, Ms. Grodé worked at Centene Corporation in roles including Regional Vice President of Global Talent Management, Employee Experience, and Centene University. Previously, she served as Vice President of Global Talent Management and Corporate Human Resources for Lennox International.

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[3] Venkatesh Nathamuni, the Company's Chief Financial Officer throughout fiscal year 2024, is not listed among the executive officers because, effective May 24, 2024 (four days prior to the Record Date), he resigned from the Company as reported in a Current Report on Form 8-K filed on May 16, 2024. The Company's Interim Chief Financial Officer, Ulf Habermann, who was appointed effective as of Mr. Nathamuni's departure, is listed.

Ulf Habermann – Interim Chief Financial Officer and Principal Accounting Officer

Mr. Habermann, age 48, was appointed Interim Chief Financial Officer in May 2024, effective upon the May 24, 2024 departure date of the Company's then-CFO, Venkatesh Nathamuni. Previously, in December 2023, Mr. Habermann was appointed as the Company's Principal Accounting Officer. Previously, from September 2021, Mr. Habermann held the role of Controller, Treasurer and Vice President of Finance, and prior to that role he served as Vice President FP&A, Corporate Procurement, and Facilities. Mr. Habermann joined the Company in February 2002 as a Financial Analyst and has worked in various other roles in the Company's financial organization leading up to his most recent positions.

Gregory Scott Thomas – Senior Vice President, General Counsel

Mr. Thomas, age 59, was appointed Senior Vice President, General Counsel in December 2023. Previously, from November 2017, he held the role of Senior Vice President, General Counsel, Corporate Secretary, and prior to that position, from December 2003, he held the role of Vice President, General Counsel, Corporate Secretary. He joined the Company in December 2000 as Vice President and Associate General Counsel, Intellectual Property.

COMPENSATION DISCUSSION AND ANALYSIS

Table of Contents

I. *Purpose*

The purpose of this Compensation Discussion and Analysis is to explain the Compensation and Human Resources Committee's (the "Compensation Committee") philosophy for determining the compensation program for our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs") for fiscal year 2024 and to discuss why and how the fiscal year 2024 compensation decisions for these executive officers were reached. As used in this Compensation Discussion and Analysis, all references to the 2024 fiscal year are applicable to the time period that began on March 26, 2023 and ended on March 30, 2024. Following this discussion are tables that include compensation information for the NEOs and a pay versus performance analysis. This Compensation Discussion and Analysis contains descriptions of various employee compensation and benefit plans. These descriptions are qualified in their entirety by reference to the full text of the plans that are filed as exhibits to the Company's Annual Report on Form 10-K for fiscal year 2024.

The NEOs for fiscal year 2024 were as follows:

- John M. Forsyth, President and Chief Executive Officer;
- Venk Nathamuni, Chief Financial Officer;
- Gregory S. Thomas, Senior Vice President, General Counsel;
- Jeffrey W. Baumgartner, Vice President, Research and Development; and
- Justin Dougherty, Senior Vice President, Global Operations.

The Compensation Committee reviews and approves base salaries and other matters relating to executive compensation and administers the Company's equity incentive plans, including reviewing and granting equity incentive awards to our executive officers and other employees and reviewing and approving policies and procedures for granting awards under these plans.

II. *Executive Summary*

Listed below are select business highlights for, and significant actions taken by the Compensation Committee in, fiscal year 2024. Additional details are described in the discussion and analysis that follows.

Business Highlights

- **Revenue**. We reported full fiscal year revenue of $1.79 billion, a year-over-year decrease of six percent.

- **Net Income**. For fiscal year 2024 we reported GAAP net income of $274.6 million, which was up from our fiscal year 2023 reported amount of $176.7 million. This increase was driven in part by the lack of fiscal year 2023 GAAP operating expenses of $85.8 million in intangibles impairment charges related to our earlier acquisition of Lion Semiconductor and $10.6 million in lease impairments and restructuring costs.

- **Cash Generation**. Our cash and investment balance at the end of fiscal year 2024 was $699.9 million, up from $517.3 million the prior fiscal year, as we generated strong cash flow from operations, while also returning $186.0 million of cash to stockholders in the form of stock buybacks. In fiscal year 2024, we repurchased 2.3 million shares at an average price of $80.68 per share.

- **Company Strategy**. In the past fiscal year, we remained committed to a three-pronged strategy: first, maintaining our leadership position in smartphone audio; second, increasing high-performance mixed-signal ("HPMS") content in smartphones; and third, leveraging our strength in audio and HPMS to expand into additional applications and markets with new and existing components.

Executive Compensation Highlights

- **Base Salaries**. Fiscal year 2024 base salaries for our NEOs were set as part of the fiscal year 2023 review of executive compensation discussed in our proxy statement of last year. Effective fiscal year 2025, as a result of a compensation analysis performed in the fourth quarter of fiscal year 2024, the Compensation Committee raised annual base salaries of our NEOs by 4%–7.5% based on factors discussed herein, including the Compensation Committee's intent to set compensation with reference to the 50th percentile level of our peers. During fiscal year 2024, our CEO's base salary was voluntarily reduced by 10% in acknowledgement of an approximate 5% workforce reduction. This reduction, which became effective July 11, 2023, was reported in a Current Report on Form 8-K filed on July 12, 2023.

- **Equity Grants**. Based on its fourth-quarter compensation analysis, the Compensation Committee approved grants of restricted stock units ("RSUs"), Performance-Based Restricted Stock Units ("PBRSUs"), and stock options to our NEOs, which maintained internal pay equity while positioning our CEO's target total direct compensation at about the 50th percentile level compared to our peers and our other NEOs' target total direct compensation varying below or slightly above the 50th percentile mark.

- **PBRSU Performance**. Based on the Company's three-year stock price performance for the performance period ending in fiscal year 2024, PBRSUs granted in fiscal year 2021 had a payout percentage of 39%.

- **Cash Bonuses**. In fiscal year 2024, our financial performance resulted in semiannual cash bonus payout percentages of 83% and 112%.

We are committed to paying our NEOs based on Company and individual performance. A significant portion of each NEO's target total direct compensation is based on the achievement of short-term and long-term corporate goals and objectives.

The Compensation Committee believes that the compensation paid to our NEOs as described in this proxy statement reflects, and is fully supported by, the Company's performance over the relevant time periods. Our one-year revenue growth was around the 41st percentile of our compensation peer group (whose constituents are identified below in the section of this Compensation Discussion and Analysis entitled, "*The Information We Use for Comparisons*"), and our operating income and net income for the four quarters preceding our compensation data-gathering efforts placed us at around the 75th and 64th percentiles, respectively, of our compensation peer group.

III. *Advisory Vote on Named Executive Officer Compensation and Last Year's Result*

We conduct our stockholder advisory vote on named executive officer compensation on an annual basis. While this vote is not binding on the Company, the Board, or the Compensation Committee, it gives our stockholders an annual opportunity to vote on the compensation of our NEOs as a means to express their views regarding our executive compensation philosophy, our compensation policies and practices, and our decisions regarding executive compensation, all as disclosed in our proxy statement. The Board and the Compensation Committee value the opinions of our stockholders and, to the extent that there is any significant vote against the compensation of our NEOs as disclosed in this proxy statement, we will consider our stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

At our 2023 annual meeting of stockholders, 97% of the votes cast on our advisory proposal on named executive officer compensation were in favor of our NEOs' compensation as disclosed in our proxy statement, and as a result, our NEOs' compensation was approved. The Compensation Committee reviewed the final vote results and determined that, given the significant level of support, no specific changes to our executive compensation philosophy or general policies and practices were necessary.

For more information on our fiscal year 2024 stockholder advisory vote, see *"Proposal No. 3 – Advisory Vote to Approve Named Executive Officer Compensation"* within this proxy statement.

IV. Our General Philosophy and Overall Compensation Framework

We provide our NEOs with compensation opportunities that are based on their individual performance, the financial performance of the Company, their contribution to the financial performance of the Company, and the Company's total shareholder return relative to certain other semiconductor companies through a mix of the following compensation elements:

- base salary;
- semiannual cash incentive awards; and
- equity compensation including RSUs, PBRSUs, and stock options.

These opportunities are designed to attract and retain highly skilled individuals and to align their incentives with the long-term interests of our stockholders.

We are engaged in a very competitive industry, and the Company's success depends on our ability to attract and retain qualified executives through the competitive compensation packages we offer. We believe that the amounts payable under the compensation program for our NEOs should reflect the Company's performance and the value created for our stockholders. In addition, we believe the compensation program should balance the short-term and long-term strategic goals and objectives of the Company, as informed by the Board's involvement in the setting of business strategy, and reward individual contributions to the Company's success.

The following summarizes some key governance characteristics related to the executive compensation program in which our NEOs participate:

What We Do / Have	What We Don't Do / Don't Have
Maintain an independent Compensation Committee	No guaranteed bonuses
Utilize an independent compensation consultant hired by and reporting to the Compensation Committee to annually review compensation and performance alignment	No significant perquisites to our executive officers. Other than an annual physical examination reimbursement, our executive officers participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other full-time employees
Substantial percentage of target annual total direct compensation, including compensation associated with stock options, is at risk and tied to financial performance, performance of our stock price, or total shareholder return	No hedging, pledging, short sales, or transactions in derivatives of Company stock
Conduct an annual compensation risk assessment	No incentive compensation plans or arrangements that encourage excessive risk taking

What We Do / Have	What We Don't Do / Don't Have
Review the risks associated with our executive officer positions to ensure adequate succession plans are in place	No granting of discounted stock options
Annual equity awards granted to our NEOs are earned and/or vest over multi-year periods, consistent with current market practice and our retention objectives	No maintenance of individual employment agreements with our executive officers
The mix of base salary, annual bonus opportunity and annual equity awards appropriately balances the shorter-term and longer-term aspects of each NEO's responsibilities and performance, without undue emphasis on any single element of compensation	No separate, executive retirement plans
Severance and change of control payments and benefits provided under executive severance and change of control plan, rather than through individual agreements	No automatic acceleration of equity awards upon retirement
Conduct an annual "say-on-pay" stockholder advisory vote	No repricing or exchange of underwater stock options without stockholder approval
Annually structure our compensation peer group with Compensation Committee review and approval	No excise tax reimbursements or "gross ups" in connection with change in control payments
Maintain stock ownership guidelines for directors and executive officers	No "single-trigger" equity award vesting upon a change in control
Maintain a clawback policy to reclaim certain awards and incentives compliant with Exchange Act Rule 10D-1 and listing requirements	
Require "double-trigger" equity award vesting upon a change in control	

A. How We Set Target Total Direct Compensation

The Compensation Committee annually reviews and establishes each NEO's target total direct compensation package. The Compensation Committee considers a broad range of facts and circumstances in setting executive compensation, including Company performance, individual performance and responsibilities, relative stockholder return, external pay practices of peer companies, the strategic importance of the NEO's position, the history of pay adjustments, internal pay equity, and the NEO's time in the position. The weight given to each of these factors by the Compensation Committee is not preestablished and may differ from year to year, and among the individual NEOs.

The Company's executive compensation program is heavily weighted toward performance-based compensation elements that are considered to be "variable" or "at risk," because those elements are subject to risk or achievement of short-term and long-term corporate goals and objectives. In setting target total direct compensation for our NEOs, the Compensation Committee seeks to strike a balance between providing compensation that is competitive with the compensation paid to executives of peer companies, while ensuring that a significant percentage of compensation is dependent on the

Company's performance, individual performance, and stock price appreciation. See the section of this Compensation Discussion and Analysis entitled, "*The Elements Making Up Compensation and Our Target Compensation Levels*" for additional information regarding the target total direct compensation packages for our NEOs.

B. Our Use of a Compensation Consultant

To support the Compensation Committee in fulfilling its duties and staying current with executive compensation developments, the Compensation Committee retained an external compensation consultant to assist with its design and evaluation of compensation for our CEO, other executive officers, and non-employee directors for fiscal year 2024 pursuant to its charter. During fiscal year 2024, the Compensation Committee retained Compensia, Inc. ("Compensia"), a national compensation consulting firm, to provide executive and director compensation consulting services. Compensia has served as the Compensation Committee's independent compensation consultant since fiscal year 2013.

At the direction of the Compensation Committee, in fiscal year 2024 Compensia performed a comprehensive evaluation of the compensation of our NEOs and other executives. In preparation for this evaluation, Compensia, in December 2023, reviewed and recommended changes to our compensation peer group, which is used to analyze the competitive market for executive and director compensation.

As required by the Nasdaq listing standards, the Compensation Committee performed an independence assessment of Compensia for fiscal year 2024. The Compensation Committee determined that Compensia should be considered independent based on the following factors:

- Compensia provided no services to the Company other than its work for the Compensation Committee;

- The fees paid to Compensia by the Company for fiscal year 2024 were less than 1% of Compensia's revenues for that year;

- Compensia has developed and provided to the Company a Conflict of Interest Policy;

- The advisers from Compensia who provided services to the Company have no business or personal relationship with any members of the Compensation Committee or the Company's executive officers; and

- Compensia has confirmed that none of the advisers from Compensia who provided services to the Company own any shares of our common stock.

Accordingly, the Compensation Committee determined that the services provided by Compensia to the Compensation Committee for fiscal year 2024 did not give rise to any conflicts of interest.

C. The Information We Use for Comparisons

1. Our Compensation Peer Group

The Compensation Committee develops an understanding of the competitive market with respect to executive compensation levels and related policies and practices against those of a compensation peer group. Our compensation peer group generally consists of public companies listed on U.S. stock exchanges in the semiconductor industry that are comparable in size (approximately $600 million – $5.5 billion in revenue and approximately $770 million – $15.4 billion in market capitalization) and share common characteristics with the Company, including location and similarity of business model and product lines. In determining the composition of our compensation peer group annually, the Compensation Committee considers the ability to achieve year-over-year consistency and position-specific executive-compensation comparisons. The Compensation Committee also considers whether a proposed peer was historically in the Company's compensation peer group to maintain additional consistency. Another factor the Compensation Committee considers is the likelihood that the Company might compete for executive talent with the companies selected for the compensation peer group. For example, due in part to the Company's specialized field, the targeted talent pool of skilled leadership is narrow, and as such, the Compensation Committee expects to continue to revisit and revise the compensation peer group on an annual basis to ensure the Company remains competitive in its continuing recruitment and retention efforts.

In December 2023, based on these criteria and under the direction of the Compensation Committee, Compensia reviewed the then-existing compensation peer group and made recommendations regarding potential additions and removals. Specifically, Compensia recommended that Marvell Technology Group Ltd. be removed in view of its revenue and market-capitalization relative to our other peers. After review, the Compensation Committee approved that recommendation, and the following group of 19 companies was approved as the compensation peer group:

Compensation peer group as of December 2023	
Allegro Microsystems, Inc.	Power Integrations, Inc.
Diodes Incorporated	Qorvo, Inc.
Entegris, Inc.	Semtech Corp.
First Solar, Inc.	Silicon Laboratories, Inc.
FormFactor, Inc.	Skyworks Solutions, Inc.
Knowles Corporation	SMART Global Holdings, Inc.
Lattice Semiconductor Corporation	SunPower Corporation
MACOM Technology Solutions Holdings, Inc.	Synaptics Incorporated
MaxLinear, Inc.	Wolfspeed, Inc.
Monolithic Power Systems, Inc.	

2. Benchmark Data from Our Compensation Peer Group

Our Compensation Committee reviews executive compensation on an annual basis. To aid that review, Compensia presents an analysis of the Company's executive compensation program, which is based on (a) publicly available proxy data gathered from our compensation peer group (the "Proxy Compensation Data"), the selection of which is discussed above, and (b) market data obtained from the Radford Global Technology Survey specific to the companies in our peer group who participated in such survey (the "Survey Compensation Data").

In January 2024, Compensia performed its annual executive compensation review and developed comparison compensation data for our executives, including each NEO ("Compensation Market Data"). For Mr. Forsyth and Mr. Nathamuni, the Compensation Market Data consisted solely of data derived from the Proxy Compensation Data because data associated with the CEO and CFO positions is publicly available from each compensation peer group company. For Mr. Baumgartner, the Compensation Market Data consisted solely of Survey Compensation Data because data matching his position was not available from the compensation peer group. For Mr. Thomas and Mr. Dougherty, a blend of Survey Compensation Data and Proxy Compensation Data was used, reflecting that while some matching data was available from the compensation peer group, the additional consideration of Survey Compensation Data would result in a more reliable dataset. We note that the extent to which

Survey Compensation Data is used, and the degree of variability within such data, can correspondingly impact the variability and reliability of comparison percentile ranges presented herein.

D. The Role of Our Executive Officers in Establishing Compensation

Our Human Resources and Legal departments support the Compensation Committee's work related to our compensation program. This support consists of assistance with providing Survey Data, proposals of potential ranges of various components of compensation for our NEOs, and information regarding the Company's 2018 Long Term Incentive Plan. Regular meetings of the Compensation Committee are generally attended by our CEO, CFO, Chief Human Resources Officer, and our General Counsel. Because the Company's executive officers report to our CEO, the Compensation Committee requests input and recommendations from him regarding executive compensation (other than his own compensation). The Compensation Committee considers and sets the compensation of our CEO when no members of management are present. In addition, members of management are not present while their specific compensation is being discussed and determined.

E. The Elements Making Up Compensation and Our Target Compensation Levels

Each NEO's compensation package comprises the following elements: (i) base salary to attract and retain executives by offering fixed compensation that reflects individual performance and is competitive with market opportunities, (ii) variable semiannual cash incentive awards tied to the Company's achievement of specific performance objectives, (iii) variable long-term incentives in the form of equity awards (RSUs and options) designed to strengthen the mutuality of interests between the NEOs and our stockholders, (iv) additional variable long-term equity incentives explicitly tied to certain Company performance-based criteria (PBRSUs), (v) fixed benefits that promote employee (and potentially family) health and wellness and that are generally available to the Company's employees, including a 401(k) (or other retirement plan) and medical, vision, and dental plans, and (vi) post-employment compensation (see the sections of this proxy statement entitled, "*Employment Arrangements and Post-Employment Compensation*" and "*Potential Payments upon Termination or Change of Control*").

In general, the Compensation Committee has attempted to establish a strong relationship between total cash compensation, the Company's performance, and individual executive performance by typically setting base salaries with reference to the 50th percentile level of the applicable Compensation Market Data and by providing additional incentive opportunities that typically place the target total cash compensation opportunity (base salary plus target annual cash incentive compensation) also within the 50th percentile range, with the potential for adjustment above or below such ranges depending on levels of performance and the other factors described herein. We also aim to maintain internal pay equity and set the semiannual target bonus percentage (discussed in more detail below) for each NEO other than our CEO at the same level.

The Compensation Committee also provides equity awards so that an executive officer's target total direct compensation opportunity is set with reference to the 50th percentile level of the applicable Compensation Market Data.

Market-related percentiles are intended only as guidelines for evaluating and establishing each executive officer's compensation and are not applied on a rigid or formulaic basis. Sometimes, depending on the totality of the circumstances for particular executive officers, and as determined by the Compensation Committee, compensation levels may fall above or below the referenced percentile ranges. Other factors such as an executive officer's additional responsibilities, prior work experience, and the number of years of experience with the Company may lead to certain executive officers having target total direct compensation above the 50th percentile of the applicable Compensation Market Data.

V. Executive Compensation Review for Fiscal Year 2024

Our annual executive compensation review and associated equity award grants occur in the fourth quarter of our fiscal year, which we believe allows the Compensation Committee to determine its compensation decisions in view of our anticipated full fiscal year performance and to better align with the market conditions underlying our peers' disclosures. See the section of this proxy statement entitled, "*Responsible Equity Grant Practices*."

In January 2024, the Compensation Committee performed its annual review of our executive officers' compensation at a regularly scheduled meeting. As part of its annual review, the Compensation Committee reviewed the Company's performance as compared to the compensation peer group and considered any changes to an NEO's base salary or target amounts for their semiannual cash incentive awards. The Compensation Committee further considered any annual equity awards for our executive officers, and in February 2024, the Compensation Committee approved equity awards for our NEOs, which were granted that same month, after markets closed on the second business day following the Company's announcement of its third-quarter earnings. In March 2024, the Compensation Committee approved cash-based compensation adjustments for our NEOs for fiscal year 2025.

Ultimately, any decision to adjust compensation was made in the discretion of the Compensation Committee in view of the numerous factors and circumstances discussed in this proxy statement.

A. Base Salaries

In setting base salaries, the Compensation Committee reviews the Compensation Market Data, the recommendations of our CEO for base salaries other than his own, and each NEO's individual performance for the year, as well as the other factors discussed above in the section entitled, "*How We Set Target Total Direct Compensation*."

Our NEOs' base salaries for fiscal year 2024 are set forth in the table below. These base salaries were set as part of the fiscal year 2023 review of executive compensation discussed in our proxy statement of last year, except that Mr. Forsyth's base salary listed below, and elsewhere within this Compensation Discussion and Analysis, reflects a voluntary 10% reduction from its original level of $728,000. Specifically, as reported in a Current Report on Form 8-K filed by the Company on July 12, 2023, the Compensation Committee approved the request of Mr. Forsyth to reduce his base salary, effective July 11, 2023, which fell within the second quarter of fiscal year 2024, by 10% from $728,000 to $655,200. This voluntary request by Mr. Forsyth was in acknowledgement of an approximate 5% workforce reduction that was reported in the same Form 8-K.

The percentile ranges shown in the table below are relative to the applicable Compensation Market Data developed by Compensia for its fiscal year 2023 review (its January 2023 analysis).

Named Executive Officer	FY24 Base Salary	Percentile Range
John M. Forsyth, President and Chief Executive Officer	$655,200	below the 25th percentile
Venk Nathamuni, Chief Financial Officer	$470,250	between the 50th and 75th percentiles
Gregory S. Thomas, Senior Vice President, General Counsel	$453,000	about the 75th percentile
Jeffrey W. Baumgartner, Vice President, Research and Development	$430,000	above the 75th percentile
Justin Dougherty, Senior Vice President, Global Operations	$425,000	about the 75th percentile

In March 2024, the Compensation Committee took the following actions with respect to the base salaries noted above, effective as of fiscal year 2025. The percentile ranges are relative to the applicable Compensation Market Data developed by Compensia for its fiscal year 2024 review (its January 2024 analysis).

Named Executive Officer	Action Taken	FY25 Base Salary	Percentile Range
John M. Forsyth, President and Chief Executive Officer	6.1% increase	$695,000	below the 25th percentile
Venk Nathamuni, Chief Financial Officer	4.0% increase	$489,000	between the 50th and 75th percentiles
Gregory S. Thomas, Senior Vice President, General Counsel	4.0% increase	$471,000	above the 75th percentile
Jeffrey W. Baumgartner, Vice President, Research and Development	6.3% increase	$457,000	above the 75th percentile
Justin Dougherty, Senior Vice President, Global Operations	7.5% increase	$457,000	above the 75th percentile

These actions were taken in view of the Company's performance over the prior 12 months, each individual executive officer's performance, past salary adjustments, typical annual market adjustments, and the objective of setting target total cash compensation (including base salary and target annual incentive plan payments discussed below) with reference to the 50th percentile of the applicable Compensation Market Data. Additionally, our CEO's fiscal year 2025 base salary adjustment takes into account Mr. Forsyth's earlier, voluntary 10% base-salary reduction noted above. While his 6.1% base-salary increase this year was at the higher end relative to our other NEOs, his fiscal year 2025 base salary is lower than his initial fiscal year 2024 base salary.

B. Cash Bonuses

In fiscal year 2024, our NEOs participated in our 2007 Management and Key Individual Contributor Incentive Plan (the "Incentive Plan"), which bases payments on our fiscal year financial performance and provides for semiannual cash bonuses.

The Incentive Plan is designed to provide employees who are in management or leadership positions in the Company, or who are key individual contributors whose efforts potentially have a material impact on the Company's performance, with incentives to enhance the Company's performance through the achievement of pre-established financial goals.

Each semiannual cash bonus is calculated as the product of three components: (1) an individual's annual base salary (as measured at the end of the applicable semiannual performance period), (2) an individual's semiannual target bonus percentage, and (3) an "Incentive Plan Pay-Out Percentage," which is a multiplier reflecting whether, and the extent to which, the Company has met or exceeded performance levels concerning Operating Profit Margin (as defined below) and revenue growth for the applicable semiannual performance period:

Semiannual Cash Bonus = Annual Base Salary × Semiannual Target Bonus Percentage × Incentive Plan Pay-Out Percentage

Prior to the commencement of each semiannual performance period of fiscal year 2024, the Compensation Committee selected the formula and performance levels under which the Incentive Plan Pay-Out Percentage was determined.

1. Incentive Plan Pay-Out Percentage

The "Operating Profit Margin" used in the Incentive Plan Pay-Out Percentage for fiscal year 2024 is defined in the Incentive Plan as the Company's consolidated GAAP operating income excluding (a) stock compensation expense and (b) any non-recurring items such as gains on sales of assets not otherwise included in revenue, losses on sales of assets, restructuring charges, merger-related costs including amortization or impairments of acquisition-related intangible assets, asset write-offs, write-downs, and impairment charges, and such other items as the Compensation Committee may determine in its sole discretion.

Operating Profit Margin is intended to be equivalent to the Company's non-GAAP operating profit, and the Company believes that basing profit-related bonus calculations on the Company's publicly reported non-GAAP operating profit simplifies internal and external messaging and allows our executive officers to more easily gauge progress against Incentive Plan thresholds and targets throughout the year.

For a given semiannual performance period, the Incentive Plan Pay-Out Percentage may range anywhere between 0–250% depending on the Company's specific Operating Profit Margin and revenue growth.

The Incentive Plan Pay-Out Percentage for each semiannual performance period is calculated as the product of an operating profit payout and a revenue growth multiplier.

Incentive Plan Pay-Out Percentage = Operating Profit Payout × Revenue Growth Multiplier

For both semiannual periods of fiscal year 2024, the Compensation Committee determined that the operating profit payout would be determined according to the same methodology as the prior fiscal year:



As shown, the operating profit payout is 0% if the Operating Profit Margin is less than 10%. The operating profit payout is 25% when the Operating Profit Margin is 10%. The operating profit payout increases linearly from 25–100% as the Operating Profit Margin increases from 10–26%. Finally, the operating profit payout increases linearly from 100–200% as the Operating Profit Margin increases from 26–35% and follows the same slope for Operating Profit Margin values greater than 35%.

For both semiannual periods of fiscal year 2024, the Compensation Committee determined that the revenue growth multiplier would be determined according to the same methodology as the prior fiscal year:



As shown, the revenue growth multiplier is 100% for revenue growth of 10% or lower. The revenue growth multiplier then increases linearly from 100–200% as revenue growth increases from 10–20% and follows the same slope for revenue growth values greater than 20%.

With reference to the two curves above, the Compensation Committee set a *threshold* level corresponding to an Operating Profit Margin of 10%. If that performance level was not met the operating profit payout would be 0% and hence, regardless of the revenue growth multiplier, the corresponding Incentive Plan Pay-Out Percentage would also be 0%, and no semiannual cash bonuses would be paid. The Compensation Committee set a *target* level corresponding to an Operating Profit Margin of 26%. At that level, if revenue growth was 10% or less, the operating profit payout and revenue growth multipliers would each be 100%, and the corresponding Incentive Plan Pay-Out Percentage would also be 100%.

Some combinations of Operating Profit Margin and revenue growth would result in Incentive Plan Pay-Out Percentages higher than 100%, which would yield cash bonus payments above target levels. The Incentive Plan, however, provides that semiannual cash bonuses may not exceed 250% of a participant's target bonus for any applicable semiannual performance period (i.e., the Incentive Plan

Pay-Out Percentage cannot exceed 250%). Further, the semiannual cash bonuses were subject to a cap of 12% of the Company's non-GAAP operating profit on total payments under the Company's variable compensation plans. The Compensation Committee instituted a payment cap because it determined that the proposed targets and thresholds under the Incentive Plan created a risk that a large percentage of the Company's operating profit for a semiannual performance period could be paid out as bonuses. The Compensation Committee set the cap at 12% based on its desire to provide a reasonable payout for achieving the Company's performance target levels while maintaining a reasonable cap on payments under all of the Company's variable compensation plans.

The performance measures reflected in the Incentive Plan are designed to balance short-term and long-term financial and strategic objectives for building stockholder value and are further based on a review of the operating results of peer companies and competitors, including the performance of the compensation peer group. As designed, the Operating Profit Margin and revenue growth target levels were intended by the Compensation Committee to be based on the Company's long-term strategic plan, not the Company's annual operating plan. The Compensation Committee periodically sets and reviews these target levels with the belief that achieving both would correspond to performance levels necessary to outperform the majority of peer companies and competitors. Additionally, as designed, achieving both target levels during a measurement period leads to participants earning their target bonuses. In contrast to how it has set the target levels for the Incentive Plan, the Compensation Committee typically has set the threshold levels for payments based in part on a review of the Company's annual operating plan along with current economic and market conditions.

2. Semiannual Target Bonus Percentages

For fiscal year 2024, the Compensation Committee maintained the semiannual target bonus percentages for our CEO at 62.5% of his annual base salary and for our other NEOs at 37.5% of their annual base salary, the same semiannual target bonus percentages as for fiscal year 2023, because it determined that such levels continued to be appropriate for fiscal year 2024.

3. Target Total Cash Compensation

Target cash bonuses for each semiannual performance period were calculated using the formula discussed above and by assuming an Incentive Plan Pay-Out Percentage of 100%:

Target Semiannual Cash Bonus = Annual Base Salary (as of the end of the semiannual period) × Semiannual Target Bonus Percentage × 100%

Target total cash compensation is annual base salary plus both target semiannual cash bonuses:

Target Total Cash Compensation = Annual Base Salary (as of the end of the fiscal year) + Target First Half Cash Bonus + Target Second Half Cash Bonus

For fiscal year 2024, the target total cash compensation for our NEOs was as follows, where the noted percentile ranges are relative to the applicable Compensation Market Data developed by Compensia for its fiscal year 2023 review (its January 2023 analysis).

Named Executive Officer	Base Salary (FY24)	Target First Half FY24 Cash Bonus	Target Second Half FY24 Cash Bonus	FY24 Target Total Cash Compensation	Percentile Range
John M. Forsyth, President and Chief Executive Officer	$655,200	$409,500	$409,500	$1,474,200	below the 25th percentile
Venk Nathamuni, Chief Financial Officer	$470,250	$176,344	$176,344	$ 822,938	between the 25th and 50th percentiles
Gregory S. Thomas, Senior Vice President, General Counsel ..	$453,000	$169,875	$169,875	$ 792,750	between the 50th and 75th percentiles
Jeffrey W. Baumgartner, Vice President, Research and Development	$430,000	$161,250	$161,250	$ 752,500	between the 50th and 75th percentiles
Justin Dougherty, Senior Vice President, Global Operations	$425,000	$159,375	$159,375	$ 743,750	between the 25th and 50th percentiles

Following the Compensation Committee's fiscal year 2024 annual review of executive compensation, target total cash compensation for our NEOs is as follows, effective fiscal year 2025. The percentile ranges shown in the table below are relative to the applicable Compensation Market Data developed by Compensia for its fiscal year 2024 review (its January 2024 analysis)

Named Executive Officer	Base Salary (FY25)	Target First Half FY25 Cash Bonus	Target Second Half FY25 Cash Bonus	FY25 Target Total Cash Compensation	Percentile Range
John M. Forsyth, President and Chief Executive Officer	$695,000	$434,375	$434,375	$1,563,750	between the 25th and 50th percentiles
Venk Nathamuni, Chief Financial Officer	$489,000	$183,375	$183,375	$ 855,750	between the 25th and 50th percentiles
Gregory S. Thomas, Senior Vice President, General Counsel	$471,000	$176,625	$176,625	$ 824,250	above the 75th percentile
Jeffrey W. Baumgartner, Vice President, Research and Development	$457,000	$171,375	$171,375	$ 799,750	above the 75th percentile
Justin Dougherty, Senior Vice President, Global Operations ...	$457,000	$171,375	$171,375	$ 799,750	between the 50th and 75th percentiles

4. Actual Cash Bonuses

The actual cash bonuses paid for each semiannual performance period for fiscal year 2024 were based on the Incentive Plan Pay-Out Percentages for each semiannual performance period:

Actual Semiannual Cash Bonus = Annual Base Salary (as of the end of the semiannual period) × Semiannual Target Bonus Percentage × Incentive Plan Pay-Out Percentage

As a result of the Company's performance in the first half of fiscal year 2024, the Incentive Plan Pay-Out Percentage was 83%. For that semiannual performance period, our Operating Profit Margin was 22% (which corresponded to a GAAP operating profit margin of 15%), and revenue growth was negative 15%.

As a result of the Company's performance in the second half of fiscal year 2024, the Incentive Plan Pay-Out Percentage was 112%. For that semiannual performance period, our Operating Profit Margin was 27% (which corresponded to a GAAP operating profit margin of 22%), and revenue growth was 3%.

For more details concerning each of these semiannual performance periods, see the section of this proxy statement entitled, "*Annex,*" which includes a reconciliation of the Company's GAAP operating profit margin to the Operating Profit Margin used in the Incentive Plan calculations.

For fiscal year 2024, the total cash compensation for our NEOs, reflecting base salary at the end of the fiscal year and actual cash bonus amounts, was therefore as follows, with our CEO's base salary reflecting the voluntary 10% reduction noted earlier:

Named Executive Officer	Base Salary (FY24)	Actual First Half FY24 Cash Bonus	Actual Second Half FY24 Cash Bonus	FY24 Total Cash Compensation
John M. Forsyth, President and Chief Executive Officer	$655,200	$339,396	$460,573	$1,455,169
Venk Nathamuni, Chief Financial Officer	$470,250	$146,155	$198,337	$ 814,742
Gregory S. Thomas, Senior Vice President, General Counsel	$453,000	$140,793	$191,062	$ 784,855
Jeffrey W. Baumgartner, Vice President, Research and Development	$430,000	$133,645	$181,361	$ 745,006
Justin Dougherty, Senior Vice President, Global Operations	$425,000	$132,091	$179,252	$ 736,343

C. Equity Awards

We provide long-term incentive compensation opportunities in the form of equity awards to motivate and reward our executive officers for their contributions to achieving our business objectives by tying incentives to the performance of our common stock over the long term. Our equity awards include RSUs, PBRSUs, and stock options, and the Compensation Committee reviews and determines relative value weights that can be assigned to each component to achieve a suitable, overall compensation package for our NEOs.

The use of equity awards further reinforces the link between the interests of our NEOs and our stockholders. Generally, equity awards are granted annually by the Compensation Committee to each of our executive officers under our 2018 Long Term Incentive Plan.

1. Stock Options and RSUs

Stock options are designed to align the interests of our executive officers and employees with those of our stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each option award enables the recipient to purchase a specified number of shares of our common stock at a specified price per share (the market price of our common stock on the grant date) over a specified period of time (up to 10 years). Accordingly, the options provide a potential return only if the executive officer remains employed by the Company during the vesting period, and only if the market price of our common stock appreciates over the option term.

Each option typically becomes exercisable in a series of installments over a specified period—over four years, with one-year "cliff" vesting for 25% of the options on each of the following four anniversaries of the grant date—contingent upon the recipient's continued employment with the

Company on each vesting date. Prior to February 2023, each option would typically become exercisable over four years, with one-year cliff vesting for 25% of the options on the first anniversary of the grant date and 1/36 of the remaining option vesting on a monthly basis over the following three years—also contingent upon the recipient's continued employment with the Company on each vesting date.

The use of time-vested RSUs balances the benefits of stock options with the executive retention and stockholder dilution benefits that RSUs provide. In particular, the Compensation Committee believes that the use of time-vested RSUs with a three-year "cliff" vesting requirement helps further our retention objectives by encouraging our executive officers to remain with the Company and fully execute our long-term strategies, which generally take a number of years to be fully implemented and reflected in our financial performance. Because RSUs are typically granted for a lower number of underlying shares than an equivalent stock option grant, the dilutive impact of our long-term incentive awards as a whole is reduced by using RSUs.

2. *Performance-Based Restricted Stock Units*

The Compensation Committee believes that the use of PBRSUs further promotes the achievement of our long-term strategic and operational objectives by strengthening the link of our NEOs' compensation to stockholder value creation. The Compensation Committee regularly reviews its PBRSU program to ensure its continued effectiveness in driving performance that supports such objectives.

PBRSU awards granted to our NEOs for fiscal year 2024 consisted of RSUs subject to a three-year performance period. The number of shares earned, relative to a target number of shares, is based on the Company's total shareholder return ("TSR") measured relative to the TSR of the component companies of the Russell 3000 Index (the "Index"). Thus, the measurement entails determining our ranking among the companies that make up the components of the Index. The TSR determines a payout percentage ranging between 0–200%, which is then multiplied by the target number of PBRSUs.

To determine the payout percentage, the Company's TSR for the performance period is compared against that of the companies in the Index to yield a Percentile Measurement (for example, if the Company would rank in the 75th percentile of the performance of companies in the Index during the performance period, our Percentile Measurement would be 75%). The payout percentage is a function of the Percentile Measurement as follows:

- If our Percentile Measurement is less than 25%, the payout percentage is zero;

- Threshold performance: if our Percentile Measurement is 25%, the payout percentage is 25%;

- Target performance: if our Percentile Measurement is 50%, the payout percentage is 100%;

- Maximum performance: if our Percentile Measurement is 75% or higher, the payout percentage is 200%;

- A straight line connects the threshold, target, and maximum performance points; and

- If the Company's TSR is negative during the performance period, the maximum payout percentage is 100%.

The PBRSU payout percentage is therefore determined according to the following curve:



PBRSU awards granted prior to February 2024 were governed by the same methodology noted above, except the number of shares earned, relative to the target number of shares, was based on the Company's TSR measured relative to the TSR of the component companies of the Philadelphia Semiconductor Index, rather than the Russell 3000 Index. The Compensation Committee approved this change in comparison indices in February 2024, having considered, among other things, that (a) the Russell 3000 Index is not limited to small- or large- capitalization companies, whereas the Philadelphia Semiconductor Index is composed of the 30 largest semiconductor companies, (b) the Company is a member of the Russell 3000 Index and was not, at the time, a member of the Philadelphia Semiconductor Index, and (c) use of the Russell 3000 Index would reflect and reward performance in line with stockholder interests while allowing the Company to maintain a competitive position relative to its peers with respect to the attraction, retention, and motivation of executives.

During fiscal year 2021, on March 3, 2021, PBRSUs were granted to NEOs Mr. Forsyth, Mr. Thomas, Mr. Baumgartner, and Mr. Dougherty, among other executives, in connection with the Compensation Committee's annual review of their compensation. Over the following three-year performance period, the Percentile Measurement for these awards was 30%, which resulted in a payout percentage of 39%. Vesting amounts for PBRSUs granted in conjunction with annual executive equity awards granted in fiscal years 2022, 2023, and 2024 have yet to be determined.

We believe these results comport with the Compensation Committee's intention of linking PBRSU payout with a relative level of achievement, based on shareholder return. For example, our TSR performance during the prior three years, as compared to our compensation peer group and to the component companies of the Philadelphia Semiconductor Index (which was the comparison index for the PBRSU awards vesting in fiscal year 2024) was below the 50th percentile.

For information concerning the number of shares underlying the PBRSUs granted for fiscal year 2024, see the "*Fiscal Year 2024 Grants of Plan-Based Awards Table*" below. For information concerning the value realized during fiscal year 2024 as a result of exercised stock options and vested stock awards, see the "*Fiscal Year 2024 Options Exercised and Stock Vested Table*" below.

3. *Equity Awards and Comparisons to Compensation Market Data*

As discussed above, the Compensation Committee's long-term incentive compensation philosophy is typically to grant equity awards to our NEOs that position their target total direct compensation approximately at the 50th percentile of the applicable Compensation Market Data, subject to other factors considered by the Compensation Committee. For example, the Compensation Committee also takes into account past increases or decreases in overall compensation and the number, and current unrealized value, of outstanding stock options and unvested RSUs and PBRSUs held by each NEO to maintain an appropriate level of equity-based incentive for that individual. The Compensation Committee further considers the Company's overall performance, current equity burn rate, and dilution in setting the amount of equity available for grant to our NEOs. The size of the equity award granted to each NEO is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock price appreciation based upon the individual's position with the Company, current performance, anticipated future contribution based on that performance, and ability to affect corporate and/or business unit results. The Compensation Committee looks collectively at all of these factors when making its decisions.

In February 2024, based on Compensia's analysis of competitive market practices and the other relevant factors summarized above, the Compensation Committee approved monetary award values for (a) RSUs, (b) PBRSUs, and (c) stock options, split equally into thirds, for our NEOs. These approved monetary values were converted to a corresponding number of shares, target shares, and options, rounding up to the nearest whole share or option, using the Company's closing stock price or a corresponding Black Scholes or Monte Carlo valuation.

In fiscal year 2024, no special equity award were granted to our NEOs. For fiscal year 2024, the target total direct compensation (the base salary plus target annual cash bonus plus the grant date fair value of equity awards) for our NEOs was as follows, where the noted percentile ranges are relative to the applicable Compensation Market Data developed by Compensia for its fiscal year 2024 review (its January 2024 analysis).

Named Executive Officer	Base Salary	Target Annual FY24 Cash Bonus	FY24 RSUs	FY24 PBRSUs	FY24 Options	FY24 Target Total Direct Compensation	Percentile Range
John M. Forsyth, President and Chief Executive Officer	$655,200	$819,000	$2,333,424	$2,333,430	$2,333,360	$8,474,414	about the 50th percentile
Venk Nathamuni, Chief Financial Officer	$470,250	$352,688	$ 500,046	$ 500,132	$ 500,011	$2,323,127	about the 25th percentile
Gregory S. Thomas, Senior Vice President, General Counsel	$453,000	$339,750	$ 333,426	$ 333,468	$ 333,337	$1,792,981	between the 25th and 50th percentiles
Jeffrey W. Baumgartner, Vice President, Research and Development	$430,000	$322,500	$ 333,426	$ 333,468	$ 333,337	$1,752,731	between the 50th and 75th percentiles
Justin Dougherty, Senior Vice President, Global Operations	$425,000	$318,750	$ 333,426	$ 333,468	$ 333,337	$1,743,981	below the 25th percentile

The Compensation Committee determined that the size of its equity awards for fiscal year 2024 was warranted and appropriate in view of the totality of circumstances, including the Company's performance over the 12 months prior to Compensia's compensation analysis and the numerous other factors noted in this proxy statement as being considered by the Compensation Committee. For example, the Compensation Committee's actions for fiscal year 2024 resulted in our CEO's target total direct compensation being positioned at about the 50th percentile of pertinent Compensation Market Data, with our other NEOs varying below or slightly above the 50th percentile mark while still maintaining internal pay equity.

The following charts utilize the figures presented in the "*Fiscal Year 2024 Summary Compensation Table*" below to illustrate the primary components of our NEOs' fiscal year 2024 compensation (excluding values listed in the "All Other Compensation" column), along with the performance-based percentage of that compensation.

CEO Compensation, FY2024



CEO Percentage of Performance-Based Compensation, FY2024



Named Executive Officer (other than CEO) Compensation, FY2024



Named Executive Officer (other than CEO) Percentage of Performance-Based Compensation, FY2024



In the charts immediately above, the following were considered performance-based compensation: cash incentive awards, stock option awards (which provide a potential return only if the market price of our common stock appreciates over the option term), and PBRSUs.

4. Responsible Equity Grant Practices

New-employee equity awards and special stock awards are granted on the first Wednesday of each calendar month (the "Monthly Grant Date"). The purpose of this process is to minimize the administrative burdens that would be created with multiple monthly grant dates and to ensure that all required approvals are obtained on or before the Monthly Grant Date. If the Monthly Grant Date occurs on a Company holiday, or on other days that the Company or Nasdaq is closed for business, the Monthly Grant Date will be the next regularly scheduled business day.

The grant date for our executive officers' annual equity awards occurs after markets close on the second business day following the Company's announcement of its third-quarter earnings. There is no program, plan, or practice of timing equity-based incentive compensation awards in coordination with the release of material non-public information, other than to set these annual equity awards to follow the public announcement of periodic financial results.

In addition to addressing potential risks associated with the release of material non-public information, the annual executive officer grant's timing within the Company's fourth quarter provides the Compensation Committee with an opportunity to consider more complete data on the Company's fiscal-year performance and peers as it makes its compensation decisions.

5. Stock Ownership Guidelines

Stock ownership guidelines apply to our CEO, non-employee directors, and executive officers to more closely link their interests with those of our other stockholders. Each individual subject to the guidelines is expected to accumulate and maintain an ownership position in shares of our common stock that is the lesser of the following:

CEO:	Either three times annual salary or 60,000 shares
Other Executive Officers:	Either one time annual salary or 10,000 shares
Non-employee Directors:	Either three times annual cash retainer or 4,500 shares

Individuals are expected to meet these requirements within five years from their appointment as an executive officer or initial election to the Board (the "Phase-in Period"). All of our executive officers and directors subject to the stock ownership guidelines and whose Phase-in Period has been completed met these ownership-position requirements as of March 30, 2024. Additional details concerning our stock ownership guidelines are provided in our Corporate Governance Guidelines, which are available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*.

D. Health and Welfare Benefits and Perquisites

Our NEOs are eligible to participate in our retirement, welfare, and health benefit programs to substantially the same extent as all other salaried employees based in the United States or United Kingdom, as applicable. For example, as applicable to the United States or United Kingdom, we provide medical, dental and vision insurance, a retirement/401(k) plan, life and disability insurance, flexible spending accounts, health savings account contributions, and other plans and programs. Although perquisites are not a material part of our compensation programs for our NEOs, we do reimburse up to $500 for an annual physical examination for each of our executive officers to the extent the physical examination is not covered under our standard health care plans.

From time to time, we may pay sign-on cash bonuses to aid in recruiting or relocating certain key employees. In addition, from time to time, our executives may request chartered aircraft services to facilitate travel that is directly and integrally related to the performance of their job duties and where the use of a chartered plane will increase efficiency. If a spouse or immediate family member accompanies an executive on such a flight, we would require the executive to pay the greater of the incremental cost, if any, to accommodate such guest, or the imputed income amount determined using the IRS Standard Industry Fare Level ("SIFL") rate. Accordingly, there would be no aggregate incremental cost to the Company for accompaniment on chartered business flights, and no amounts for such guests' travel would be included in our Summary Compensation Table. In the three fiscal years covered by the Summary Compensation Table herein there have been no such incremental costs or imputed income amounts.

VI. Post-Employment Compensation

We have not entered into individual severance or change of control agreements with any of our NEOs; however, the Company maintains an Executive Severance and Change of Control Plan, which originally became effective in 2007 and which the Compensation Committee amended and restated as of August 24, 2023 (the "Severance Plan"). The Severance Plan provides for certain payments and benefits to eligible executive officers ("Eligible Executives"), including each of our NEOs, whose employment is involuntarily terminated by the Company (other than for "cause," as defined in the Severance Plan) or whose employment terminates without cause or for "good reason" (as defined in the Severance Plan) at any time during the 12-month period beginning on the effective date of a change of control of the Company. Details and specific terms of the Severance Plan, which reflect the amendments last entered, are set forth in the section of this proxy statement entitled, *"Potential Payments upon Termination or Change of Control."*

We maintain the Severance Plan because we believe it is consistent with the practices of peer companies and helps ensure that we are able to attract and retain top talent. Further, we believe that our plan provides a level of stability to Eligible Executives during volatile business conditions that have historically existed in our industry so that they remain focused on their responsibilities and the long-term interests of the Company during such times.

The Severance Plan provides for "double-trigger" rather than "single-trigger" payment and benefits in the event of a change of control of the Company. In other words, payments to Eligible Executives are contingent upon an involuntary termination of employment following a change of control. This plan design is intended to provide a level of security to Eligible Executives negotiating a transaction to avoid any misalignment with the interests of our stockholders without resulting in a windfall to Eligible Executives who remain employed following such a transaction.

VII. Clawback Policy

Effective May 25, 2018, our executive officers became subject to a clawback policy entitled "Policy Regarding Recoupment of Certain Incentive Compensation," which provided for forfeiture of excess incentive compensation in the event of misconduct resulting in a restatement of our financial statements. Until October 2, 2023, this clawback policy governed all incentive compensation (cash and equity-based compensation) that was granted, earned, or vested based upon the achievement of financial or stock performance metrics, and which was granted following the adoption of this clawback policy and paid in the preceding three-year period from the time the Company determined that it must restate its financial statements. Effective October 2, 2023, the Compensation Committee adopted a new clawback policy entitled, "Recovery of Erroneously Awarded Incentive Compensation Policy," which, as of that effective date, superseded and replaced the earlier "Policy Regarding Recoupment of Certain

Incentive Compensation." The Compensation Committee adopted this new policy to comply with the new Nasdaq listing standards that became effective in 2023 and which require the clawback of incentive compensation paid to current and former executive officers when that compensation is based upon achievement of financial results that later require a restatement, whether or not resulting from error or intentional misconduct by such executive officers. To date, there has been no recovery or repayment of compensation from executive officers pursuant to the current or previous clawback policy.

A copy of the Company's Recovery of Erroneously Awarded Incentive Compensation Policy is included as an exhibit to our Annual Report on Form 10-K for the fiscal year ended March 30, 2024.

Any recoupment under our Severance Plan would be in addition to any applicable recoupment under our Recovery of Erroneously Awarded Incentive Compensation Policy. See the section of this proxy statement entitled, "*The Severance Plan*."

VIII. Prohibition Against Short Selling, Hedging, and Pledging

The Company prohibits directors, officers, and employees (or their designees) from investing in derivative securities based on or related to the Company's common stock, engaging in any short sale or hedging transactions involving the Company's common stock, and pledging any shares of the Company's common stock as collateral for any margin account or any other similar account or debt instrument where a sale of the Company's stock could occur. Prohibited hedging transactions generally involve the purchase of any financial instrument that will hedge or offset, or is designed to hedge or offset, any decrease in the market value of the Company's common stock.

IX. Tax Considerations Related to Compensation

Section 162(m) of the Internal Revenue Code ("IRC") as amended by the Tax Cuts and Jobs Act of 2017 (the "Tax Act") generally disallows a publicly-held corporation a deduction for federal income tax purposes of remuneration in excess of $1 million paid in any taxable year to any NEO that is also a covered employee. Although the exception for "performance-based compensation" was repealed by the Tax Act, remuneration paid pursuant to a written binding contract in effect on November 2, 2017, and not materially modified after that date, will not be subject to the deduction limitation if specified requirements are met. For all other compensation, amounts in excess of $1 million paid to any covered employee generally will not be deductible.

While the Compensation Committee may consider deductibility when designing our executive compensation program, it may award compensation that is not deductible if it determines that doing so is appropriate and in the best interests of the Company and its stockholders. The Compensation Committee cannot guarantee that past compensation, or compensation granted in the future, generally designed to be deductible will in fact be deductible.

Section 409A of the IRC requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes, and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our Named Executive Officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Section 280G of the IRC disallows the deduction of any "excess parachute payment" paid in connection with certain events. A portion of amounts payable under the Severance Plan may constitute "excess parachute payments" to our NEOs. Accordingly, the Severance Plan provides for a modified Section 280G "cut back" pursuant to which payments and benefits under the Severance Plan will be reduced in the event such reduction produces a greater after-tax benefit to an NEO. See the section of this proxy statement entitled, "*Potential Payments Upon Termination or Change of Control*."

X. Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Timothy R. Dehne (Chair), Raghib Hussain, and Duy-Loan Le. Effective as of this year's Annual Meeting, Alexander M. Davern will join the Compensation Committee, and Duy-Loan Le will replace Mr. Dehne as the Chair. During fiscal year 2024, none of our executive officers served on the board of directors or compensation committee of another company whose executive officer served on our Board or Compensation Committee. The members of the Compensation Committee are considered independent under the Board and the Compensation Committee independence standards of the Nasdaq listing rules and SEC regulations.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") required by Item 402(b) of Regulation S-K with management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this proxy statement. Submitted by the Compensation Committee of the Board of Directors:

Timothy R. Dehne, Chair
Raghib Hussain
Duy-Loan Le

CONSIDERATION OF RISK RELATED TO COMPENSATION PROGRAMS

The Compensation Committee structures our executive compensation program to provide incentives to appropriately reward our executive officers without undue risk taking. Our approach is similar for the compensation practices and polices applicable to all employees throughout the Company. Overall, we believe that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. In general, we attempt to align our compensation programs with the long-term interests of the Company and its stockholders and mitigate the likelihood of inducing excessive risk-taking behavior. More specifically, we believe the following program features and policies help to mitigate the likelihood of inducing excessive risk-taking behavior:

- The Company pays a mix of fixed and variable compensation, with variable compensation tied both to short-term objectives and the long-term value of our stock price.

- Our annual cash incentive program is based on a mix of bottom-line objectives (e.g., operating profit goals) and top-line objectives (e.g., revenue growth) in order to avoid the risk of excessive focus on one goal or performance measure. The operating profit and revenue growth target levels are intended to be based on the Company's long-term strategic plan and reflect the Compensation Committee's belief that achieving both would correspond to performance levels necessary to outperform the majority of our peer companies and competitors.

- We review the short-term performance incentive targets used in our Incentive Plan every six months to ensure alignment with our business plans.

- To prevent the risk that our annual cash incentive program pays bonuses despite weak short-term performance, no payout may occur without a threshold level of operating profit performance being met.

- The aggregate payout under our annual cash incentive program for our executive officers and leadership team is capped at a percentage of overall non-GAAP operating profit to prevent the risk of excessive payout of the Company's operating profit.

- The individual payout under our annual cash incentive program for our executive officers and leadership team is further capped so that no participants may receive a payout of greater than 250% of their target bonus payout.

- Long-term incentives are granted to our executive officers in the form of equity awards that vest or are earned over a significant period of time, typically three or four years. The vesting or performance period, as the case may be, is intended to align the interests of our executive officers with the long-term interests of our stockholders and to provide an incentive for our executive officers to remain with the Company.

- Long-term incentives are typically granted annually so our executive officers will have unvested awards that may decrease in value if our business is not managed with long-term goals in mind.

- We use a mix of stock options, RSUs, and PBRSUs to create an overall long-term incentive package that aligns with stockholder interests, appropriately balances risk and performance, and provides competitive incentives for the purpose of executive retention.

- We use performance-based equity based on the Company's TSR as a means to align a portion of an executive officer's compensation with the interests of our stockholders. In addition, we cap the payout of these awards at a 100% payout if the Company's TSR is negative over the performance period (typically, three years).

- Our annual equity awards to our executive officers are granted during the fourth quarter of our fiscal year, which allows us to benchmark our compensation decisions in view of our anticipated full fiscal year performance and to better align with the market conditions underlying our compensation peers' disclosures. This alignment in timing reduces risks associated with compensation being analyzed in timeframes significantly different than those used in such disclosures.

- To address potential risks associated with the timing of our executive officer grants and the release of material non-public information by the Company, any annual equity award granted to executive officers will occur at the close of the market on the second business day following the release of the Company's third quarter earnings results.

- Our CEO, non-employee directors, and executive officers of the Company are obligated to meet certain stock ownership guidelines that require accumulation and maintenance of a prescribed value or number of shares of our common stock.

- The Compensation Committee retains an independent compensation consultant and uses competitive market data, when available, to inform our focus on pay for performance.

- Our executive officers are subject to clawback measures. For compensation that was received prior to October 2, 2023, the Company's clawback policy was entitled, "Policy Regarding Recoupment of Certain Incentive Compensation," and provided for forfeiture of excess incentive compensation in the event of misconduct resulting in a restatement of financial statements. On October 2, 2023, the clawback policy entitled, "Recovery of Erroneously Awarded Incentive Compensation Policy," came into effect and requires the clawback of incentive compensation paid to current and former executive officers when that compensation is based upon achievement of financial results that later require a restatement, whether or not resulting from error or intentional misconduct by such executive officers. Our executive officers are also subject to a clawback provision within our Severance Plan that provides for recoupment of any payments and/or the value of any benefits already provided pursuant to the Severance Plan (plus interest at the then-prevailing prime rate) in the event of acts or omissions being discovered after termination of employment that meet the Severance Plan's definition of "Cause."

EXECUTIVE COMPENSATION TABLES

Fiscal Year 2024 Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to our NEOs for the fiscal years ended March 30, 2024; March 25, 2023; and March 26, 2022; as applicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards[2] ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation[3] ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
John M. Forsyth, President and Chief Executive Officer	2024	$675,619		$4,666,854	$2,333,360	$ 799,969	$ 10,867 [4]	$8,486,669
	2023	700,000		4,333,444	2,166,673	1,182,058	11,650	8,393,825
	2022	613,077		3,000,072	1,499,959	1,497,350	14,010	6,624,468
Venk Nathamuni, Chief Financial Officer	2024	$470,639		$1,000,178	$ 500,011	$ 344,492	$ 42,507 [6]	$2,357,827
	2023 [5]	415,385	150,000	1,816,904	1,183,311	520,587	103,579	4,189,765
Gregory S. Thomas, Senior Vice President, General Counsel	2024	$453,371		$ 666,895	$ 333,337	$ 331,855	$ 15,043 [7]	$1,800,501
	2023	433,700		616,727	308,339	549,277	15,105	1,923,148
	2022	413,100		533,455	266,673	725,548	14,765	1,953,540
Jeffrey W. Baumgartner, Vice President, Research and Development	2024	$430,577		$ 666,895	$ 333,337	$ 315,006	$ 10,461 [8]	$1,756,276
	2023	400,000		616,727	308,339	506,596	9,152	1,840,814
	2022	378,270		566,791	283,335	666,727	8,899	1,904,021
Justin Dougherty, Senior Vice President, Global Operations	2024 [9]	$425,481		$ 666,895	$ 333,337	$ 311,343	$ 13,189 [10]	$1,750,245

(1) The amounts reported in the column entitled "Bonus" reflect a one-time cash signing bonus made in fiscal year 2023 to Mr. Nathamuni.

(2) The amounts reported in the column entitled "Stock Awards" represent the RSUs and PBRSUs granted to our NEOs. The amounts reported in the column entitled "Option Awards" represent the stock options granted to our NEOs. In each case, the value reported is the aggregate grant date fair value calculated pursuant to FASB ASC Topic 718, excluding any assumptions regarding potential forfeitures, and with respect to the PBRSUs this valuation entails a Monte Carlo calculation. The assumptions underlying the calculations under FASB ASC Topic 718 are discussed under Note 14, Equity Compensation, in our Annual Report on Form 10-K for the fiscal year ended March 30, 2024. Assuming the highest level of performance is achieved under the PBRSUs granted in fiscal year 2024, the maximum grant date values of the PBRSUs, based on the closing market price per share of the Company's stock on the last trading day of fiscal year 2024 ($92.56) at the maximum calculated payout, is: (a) in the case of Mr. Forsyth – $3,053,184; (b) in the case of Mr. Nathamuni – $654,399; (c) in the cases of Mr. Thomas, Mr. Baumgartner, and Mr. Dougherty – $436,328. For additional information with respect to awards made in fiscal year 2024, see the Fiscal Year 2024 Grants of Plan-Based Awards Table and Fiscal Year 2024 Outstanding Equity Awards at Fiscal Year-End Table herein.

(3) The amounts reported in the column entitled "Non-Equity Incentive Plan Compensation," represent the amounts earned for each fiscal year under the Incentive Plan, which is described in further detail in the "*Compensation Discussion and Analysis*" section of this proxy statement. Payments earned in the second semiannual period of a fiscal year are included in this table for that fiscal year even though they were paid in the following fiscal year.

(4) This amount includes $8,601 in matched contributions under our 401(k) plan, $404 in employer contributions to a health savings account under our health benefits program, $1,519 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Forsyth, and $343 in tax gross-ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(5) Mr. Nathamuni was not an NEO prior to fiscal year 2023.

(6) This amount includes $21,440 in relocation expense reimbursements and $7,657 in associated tax gross-up amounts, $10,229 in matched contributions under our 401(k) plan, $2,838 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Nathamuni, and $343 in tax gross-ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(7) This amount includes $11,458 in matched contributions under our 401(k) plan, $404 in employer contributions to a health savings account under our health benefits program, $2,838 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas, and $343 in tax gross-ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(8) This amount includes $8,599 in matched contributions under our 401(k) plan, $1,519 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Baumgartner, and $343 in tax gross-ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(9) Mr. Dougherty was not an NEO prior to fiscal year 2024.

(10) This amount includes $11,452 in matched contributions under our 401(k) plan, $404 in employer contributions to a health savings account under our health benefits program, $990 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Dougherty, and $343 in tax gross-ups paid to all employees of the Company with respect to the Company's long-term disability plan.

Fiscal Year 2024 Grants of Plan-Based Awards Table

The following table provides certain information with respect to grants of plan-based awards for the fiscal year ended March 30, 2024, to our NEOs. All of the stock options, RSUs, and PBRSUs that are reflected in the table were granted under our 2018 Long Term Incentive Plan.

The amounts reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns below reflect potential payouts under the Incentive Plan, which is described in further detail in the "*Compensation Discussion and Analysis*" section of this proxy statement.

The amounts reported in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column below set forth potential payouts that are associated with PBRSUs. Each unit granted pursuant to these PBRSUs represents a contingent right to receive one share of our common stock for each unit that is earned. The PBRSUs will vest as to the number of shares earned on the third anniversary of the grant date. The number of PBRSUs that vest, if any, is based on Company performance during this three-year period and is determined relative to the target number of shares as described in further detail in the "*Compensation Discussion and Analysis*" section of this proxy statement. Holders of PBRSUs are not eligible to receive any dividends or dividend equivalents with respect to outstanding PBRSUs.

Each stock option has a maximum term of 10 years, subject to earlier termination if the optionee's services are terminated. Unless otherwise noted, the exercisability of the options vests with respect to 25% of the shares of common stock underlying the option on each of the following four anniversaries of the grant date. The exercise price of each stock option is equal to the closing market price per share of our common stock as reported on Nasdaq on the date of grant.

The RSUs will vest with respect to 100% of the units underlying the award on the third anniversary of the grant date. Each unit granted pursuant to these RSUs represents a contingent right to receive one share of our common stock for each unit that vests. Holders of RSUs are not eligible to receive any dividends or dividend equivalents with respect to outstanding RSUs.

Special accelerated vesting provisions applicable to the equity awards upon a NEO's termination of employment or upon a change of control of the Company are described in the section of this proxy statement entitled, "*Potential Payments Upon Termination or Change of Control*."

Name (a)	Grant Date [1] (b)	Approval Date [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards [4] (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
John M. Forsyth, President and Chief Executive Officer	2/8/2024 2/8/2024 2/8/2024	2/6/2024 2/6/2024 2/6/2024	$204,750	$819,000	$2,047,500	4,123	16,493	32,986	25,026	58,701	$93.24	$2,333,424 $2,333,430 $2,333,360
Venk Nathamuni, Chief Financial Officer	2/8/2024 2/8/2024 2/8/2024	2/6/2024 2/6/2024 2/6/2024	$ 88,172	$352,688	$ 881,719	884	3,535	7,070	5,363	12,579	$93.24	$ 500,046 $ 500,132 $ 500,011
Gregory S. Thomas, Senior Vice President, General Counsel	2/8/2024 2/8/2024 2/8/2024	2/6/2024 2/6/2024 2/6/2024	$ 84,938	$339,750	$ 849,375	589	2,357	4,714	3,576	8,386	$93.24	$ 333,426 $ 333,468 $ 333,337
Jeffrey W. Baumgartner, Vice President, Research and Development	2/8/2024 2/8/2024 2/8/2024	2/6/2024 2/6/2024 2/6/2024	$ 80,625	$322,500	$ 806,250	589	2,357	4,714	3,576	8,386	$93.24	$ 333,426 $ 333,468 $ 333,337
Justin Dougherty, Senior Vice President, Global Operations	2/8/2024 2/8/2024 2/8/2024	2/6/2024 2/6/2024 2/6/2024	$ 79,688	$318,750	$ 796,875	589	2,357	4,714	3,576	8,386	$93.24	$ 333,426 $ 333,468 $ 333,337

(1) Annual equity awards to our NEOs (here, the February 8, 2024 awards) are granted at the close of the market on the second business day following the release of the Company's third quarter earnings results.

(2) The amounts reported in these columns reflect potential payment amounts under the Incentive Plan. Actual amounts earned under this plan are reported in the "Non-Equity Incentive Plan Compensation" column of the Fiscal Year 2024 Summary Compensation Table above. Semiannual payments are made under the Incentive Plan only if certain financial prerequisites, such as operating profit margin thresholds, are achieved, as described in further detail in the "*Compensation Discussion and Analysis*" section of this proxy statement. The amounts reported in the "Threshold" column reflect the minimum amount payable assuming achievement of the applicable financial-result thresholds (25% of the target amount). The amounts reported in the "Target" column reflect the target amount payable to each NEO. The amounts reported in the "Maximum" column reflect that maximum amount payable to each NEO (250% of the target amount).

(3) The amounts reported in these columns reflect the number of units underlying potential payment amounts for PBRSUs under the Company's Performance-Based Restricted Stock Unit program. Each unit granted pursuant to these PBRSUs represents a contingent right to receive one share of our common stock for each unit that is earned and vests. The number of PBRSUs that will actually be earned and vest, if any, is based on the Company's performance during a three-year performance period following grant and is determined as described in further detail in the "*Compensation Discussion and Analysis*" section of this proxy statement.

(4) The amounts reported in this column represent the aggregate grant date fair value of the equity awards calculated pursuant to FASB ASC Topic 718, excluding any assumptions regarding potential forfeitures, and with respect to the PBRSU this valuation entails a Monte Carlo calculation. The assumptions underlying the calculations under FASB ASC Topic 718 are discussed under Note 14, Equity Compensation, in our Annual Report on Form 10-K for the fiscal year ended March 30, 2024.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The Company's executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table was paid or awarded, are described above in our Compensation Discussion and Analysis.

Fiscal Year 2024 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information concerning the outstanding equity award holdings of our NEOs as of March 30, 2024.

	Option Awards					Stock Awards				
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date[2] (f)	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested[3] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[4] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[6] ($) (j)
John M. Forsyth, President and Chief Executive Officer	10,417	—		$ 38.15	6/6/2028					
	6,511	—		$ 41.49	11/7/2028					
	12,000	—		$ 68.56	11/6/2029					
	19,265	6,422		$ 78.00	3/3/2031					
	19,804	19,806		$ 88.00	3/2/2032					
	12,313	36,938		$102.37	2/6/2033					
	—	58,701		$ 93.24	2/8/2034					
						3/2/2022	17,046	$1,577,778		
						3/2/2022			13,739	$1,271,682
						2/6/2023	21,166	$1,959,125		
						2/6/2023			3,809	$ 352,561
						2/8/2024	25,026	$2,316,407		
						2/8/2024			32,986	$3,053,184
Venk Nathamuni, Chief Financial Officer	9,048	11,284		$ 82.81	5/4/2032					
	1,895	5,683		$102.37	2/6/2033					
	—	12,579		$ 93.24	2/8/2034					
						5/4/2022	6,844	$ 633,481		
						5/4/2022			2,951	$ 273,145
						2/6/2023	3,257	$ 301,468		
						2/6/2023			586	$ 54,240
						2/8/2024	5,363	$ 496,399		
						2/8/2024			7,070	$ 654,399

	Option Awards					Stock Awards				
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date[2] (f)	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested[3] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[4] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[6] ($) (j)
Gregory S. Thomas, Senior Vice President, General Counsel	734	—		$ 31.25	11/4/2025					
	3,239	—		$ 54.65	11/2/2026					
	13,500	—		$ 55.72	11/1/2027					
	13,500	—		$ 41.49	11/7/2028					
	11,400	—		$ 68.56	11/6/2029					
	5,779	1,927		$ 78.00	3/3/2031					
	3,520	3,522		$ 88.00	3/2/2032					
	1,753	5,256		$102.37	2/6/2033					
	—	8,386		$ 93.24	2/8/2034					
						3/2/2022	3,031	$280,549		
						3/2/2022			2,443	$226,124
						2/6/2023	3,012	$278,791		
						2/6/2023			542	$ 50,168
						2/8/2024	3,576	$330,995		
						2/8/2024			4,714	$436,328
Jeffrey W. Baumgartner, Vice President, Research and Development	30,000	—		$ 38.34	5/2/2028					
	3,907	—		$ 41.49	11/7/2028					
	7,000	—		$ 68.56	11/6/2029					
	7,167	2,389		$ 78.00	3/3/2031					
	3,740	3,742		$ 88.00	3/2/2032					
	1,753	5,256		$102.37	2/6/2033					
	—	8,386		$ 93.24	2/8/2034					
						3/2/2022	3,220	$298,043		
						3/2/2022			2,596	$240,286
						2/6/2023	3,012	$278,791		
						2/6/2023			542	$ 50,168
						2/8/2024	3,576	$330,995		
						2/8/2024			4,714	$436,328
Justin Dougherty, Senior Vice President, Global Operations	1,857	—		$ 68.56	11/6/2029					
	6,450	2,151		$ 78.00	3/3/2031					
	3,520	3,522		$ 88.00	3/2/2032					
	1,753	5,256		$102.37	2/6/2033					
	—	8,386		$ 93.24	2/8/2034					
						3/2/2022	3,031	$280,549		
						3/2/2022			2,443	$226,124
						2/6/2023	3,012	$278,791		
						2/6/2023			542	$ 50,168
						2/8/2024	3,576	$330,995		
						2/8/2024			4,714	$436,328

(1)   Stock options with an expiration date listed in column (f) as February 6, 2033 (corresponding to a grant date of February 6, 2023) or February 8, 2034 (corresponding to a grant date of February 8, 2024) vest over four years with one-year "cliff" vesting for 25% of the options on each of the following four anniversaries of the

grant date. All other outstanding stock options vest over four years, with one-year "cliff" vesting for 25% of the options on the first anniversary of the grant date, and 1/36 of the remaining options vesting on a monthly basis over the following three years.

(2) Options have a maximum 10-year term. The expiration date shown in this column is the normal expiration date occurring on the tenth anniversary of the grant date. Options may terminate earlier in certain circumstances, such as in connection with a NEO's termination of employment or in connection with certain corporate transactions, including a change in control of the Company.

(3) This column reflects RSUs granted to our NEOs. The outstanding RSUs having a stock award grant date of May 4, 2022 for Mr. Nathamuni (corresponding to new-hire equity awards) will vest one-third annually on each of the following three anniversaries of the grant date. All other outstanding RSUs will vest with respect to 100% of the units underlying the award on the third anniversary of the grant date. Each unit granted pursuant to these RSUs represents a contingent right to receive one share of our common stock for each unit that vests.

(4) The market value of unvested RSUs reported in column (h) is calculated by multiplying the number of shares of common stock ultimately subject to each award reported in column (g) by the closing market price of our common stock on March 28, 2024, (the last trading day of fiscal year 2024), which was $92.56 per share.

(5) This column reflects PBRSUs granted to our NEOs. The disclosed number of PBRSUs is based on the next higher performance level (threshold, target, or maximum) above the Company's performance through the most recently completed fiscal year. Accordingly, PBRSUs granted on February 6, 2023, are listed at their threshold level because the Company's relative TSR performance for those awards through the most recently completed fiscal year would result in a payout of 0%. PBRSUs granted on March 2, 2022, and May 4, 2022, are listed at their target level because the Company's relative TSR performance for those awards through the most recently completed fiscal year would result in a payout between the threshold and target level. PBRSUs granted on February 8, 2024, are listed at their maximum level because the Company's relative TSR performance for those awards through the most recently completed fiscal year would result in a payout at the maximum level. The number of units that are ultimately earned and vest, if any, will be based on the Company's performance and will be relative to the target number of units as further described in the "*Compensation Discussion and Analysis*" section of this proxy statement. Each unit granted pursuant to these PBRSUs represents a contingent right to receive one share of our common stock for each unit that is earned and vests. Such vesting will occur on the third anniversary of the grant date.

(6) The market value of unvested PBRSUs reported in column (j) is calculated by multiplying the number of shares ultimately subject to each award reported in column (i) by the closing market price of our common stock on March 28, 2024, (the last trading day of fiscal year 2024), which was $92.56 per share.

Fiscal Year 2024 Option Exercises and Stock Vested Table

The following table provides information on the value realized by each NEO as a result of options that were exercised and stock awards that vested during fiscal year 2024.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise[1] ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting[2] ($) (e)
John M. Forsyth, President and Chief Executive Officer	—	$ —	15,341	$1,430,241
Venk Nathamuni, Chief Financial Officer	500	$ 6,095	3,421	$ 281,651
Gregory S. Thomas, Senior Vice President, General Counsel	15,304	$917,365	4,602	$ 429,044
Jeffrey W. Baumgartner, Vice President, Research and Development	—	$ —	5,706	$ 531,970
Justin Dougherty, Senior Vice President, Global Operations	—	$ —	5,137	$ 478,923

(1) The value realized on the exercise of stock options was computed by determining the difference between the market price of our common stock underlying each option on the date of exercise and the exercise price of the options for each share exercised multiplied by the number of shares of our common stock acquired on exercise (column b).

(2) The value realized on the vesting of stock awards was computed by multiplying the number of shares of our common stock acquired on vesting (column d) by the market price of our common stock on the date of vesting.

Pension Benefits and Nonqualified Deferred Compensation

The tables disclosing pension benefits or nonqualified deferred compensation are omitted because we do not sponsor or maintain either a defined benefit pension plan or a nonqualified deferred compensation plan for the benefit of our executive officers.

Potential Payments upon Termination or Change of Control

We do not maintain individual employment, severance, or change of control agreements with our executive officers, including our NEOs; however, we do maintain the Severance Plan, which provides for certain payments and benefits to individuals employed by the Company and its subsidiaries at the level of Chief Executive Officer and Vice President or above and reporting directly to the Chief Executive Officer ("Eligible Executives") in the event that the employment of such an executive officer is involuntarily terminated other than for cause or in certain circumstances following a change of control of the Company. Our executive officers may also receive certain benefits under the Incentive Plan in the event of certain terminations of employment that occur prior to the payment of the award for the applicable fiscal year.

The Severance Plan

Each of our NEOs was considered an Eligible Executive under the Severance Plan during fiscal year 2024. We maintain the Severance Plan because it helps us attract and retain top talent. Further, we believe that the Severance Plan provides a level of stability for our executive officers during volatile business conditions that have historically existed so that they remain focused on their responsibilities and the long-term interests of the Company during such times.

The Severance Plan provides that, in the event of an Eligible Executive's involuntary termination of employment by the Company other than for "cause" (as such term is defined below for purposes of the Severance Plan) the Eligible Executive will be eligible to receive: (i) continuation of base salary for a period of up to six months (up to 12 months in the case of our CEO) following termination of employment, and (ii) payment in full of a reasonable estimate of COBRA premiums for six months (12 months in the case of our CEO) (collectively, the "Termination Payment").

The Severance Plan further provides that, if an Eligible Executive's employment is terminated either by the Company other than for "cause" or by the Eligible Executive for "good reason" within 12 months following a "change of control" (each term as defined below for purposes of the Severance Plan) of the Company, they will be eligible to receive a "Change of Control Termination Payment," which is comprised of: (i) a lump sum payment equal to 12 months' base salary (24 months in the case of our CEO), (ii) 100% of their annual target bonus amount as of the executive's termination date (200% in the case of our CEO) and, if not already provided for in an applicable bonus plan, a prorated target bonus amount corresponding to the amount of time elapsed under the current bonus period as of their termination date, (iii) acceleration in full of any unvested stock options or any other securities or similar incentive awards that have been granted or issued to them as of the employment termination date, and (iv) payment in full of a reasonable estimate of COBRA premiums for 12 months (18 months in the case of our CEO). In addition, the Eligible Executive will have until six months from the employment termination date to exercise any vested options, except that no option will be exercisable after the option's expiration date.

In the event of an Eligible Executive's death or termination of employment due to "disability" (as such term is defined below for purposes of the Severance Plan), the Eligible Executive or their estate, as applicable, will receive the Termination Payment described above. If the death or termination due to disability has occurred within 12 months following a change of control of the Company, they or their estate, as applicable, will receive the Change of Control Termination Payment described above.

For purposes of the Severance Plan:

- "cause" means (i) gross negligence or willful misconduct in the performance of an executive officer's duties; (ii) a material and willful violation of any federal or state law that if made public would injure the business or reputation of the Company; (iii) a refusal or willful failure to comply with any specific lawful direction or order of the Company or a material violation of a policy or procedure of the Company including but not limited to the Company's Code of Conduct, Harassment Prevention Policy, and the Company's Insider Trading Policy as well as any obligation concerning proprietary rights and confidential information of the Company; (iv) a conviction (including a plea of *nolo contendere*) of a felony, or of a misdemeanor that would have a material adverse effect on the Company's goodwill if the executive officer were to continue to be retained as an employee of the Company; (v) commission of theft, embezzlement, fraud, financial impropriety, or any act of dishonesty relating to employment with the Company; (vi) failure to cooperate with the Company in any internal investigation or administrative, regulatory, or judicial proceeding; or (vii) a substantial and continuing willful refusal to perform duties ordinarily performed by an employee in the same position and having similar duties as the executive officer.

- "good reason" refers to the executive officer's resignation from the Company within thirty days following the Company's failure to cure the occurrence of any of the following events:

(i) without the executive officer's express written consent, a material reduction of the executive officer's duties, authority, or responsibilities relative to the executive's duties, authority, or responsibilities as in effect immediately prior to such reduction, or the assignment to the executive officer of such reduced duties, authority, or responsibilities; provided, however, that: (a) the occurrence of a Change of Control (as defined below for purposes of the Severance Plan) shall not, in and of itself, constitute a material adverse change in the executive officer's duties, authority, or responsibilities; and (b) a change in the executive officer's position or title following a Change of Control shall not constitute Good Reason so long as the executive officer retains substantially the same duties, authority, or responsibilities of a division, subsidiary, or business unit that constitutes or includes a significant portion of the business of the Company following the Change of Control; (ii) a material reduction by the Company in the base salary or bonus opportunity of an executive officer as in effect immediately prior to such reduction; provided, however, that such reductions shall not constitute Good Reason if they are pursuant to a company-wide reduction of base salaries and/or bonuses; or (iii) the relocation of an executive officer's principal work location to a facility or a location more than 50 miles from the executive officer's then present principal work location. "Good reason" shall not exist unless the executive officer provides written notice of the circumstances alleged to give rise to Good Reason within 30 days of their occurrence and the Company (or our successor) fails to cure such circumstances within 30 days.

- "disability" means a mental or physical disability, illness or injury, evidenced by medical reports from a duly qualified medical practitioner, which renders an executive officer unable to perform any one or more of the essential duties of their position after the provision of reasonable accommodation, if applicable, for a period of greater than 90 days within a one-year period.

- "change of control" means the occurrence of one or more of the following with respect to the Company: (i) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company's stockholders, open market purchases or any other transaction or series of transactions, of stock of the Company that, together with stock of the Company held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the then outstanding stock of the Company entitled to vote generally in the election of the members of the Company's Board of Directors; (ii) a merger or consolidation in which the Company is not the surviving entity, except for a transaction in which both (A) securities representing more than 50% of the total combined voting power of the surviving entity are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934), directly or indirectly, immediately after such merger or consolidation by persons who beneficially owned common stock of the Company immediately prior to such merger or consolidation, and (B) the members of the Board of Directors immediately prior to the transaction (the "Existing Board") constitute a majority of the Board of Directors immediately after such merger or consolidation; (iii) any reverse merger in which the Company is the surviving entity but in which either (A) persons who beneficially owned, directly or indirectly, common stock of the Company immediately prior to such reverse merger do not retain immediately after such reverse merger direct or indirect beneficial ownership of securities representing more than 50% of the total combined voting power of the Company's outstanding securities or (B) the members of the existing Board do not constitute a majority of the Board of Directors immediately after such reverse merger; or (iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company (other than a sale, transfer or other disposition to one or more subsidiaries of the Company).

The Severance Plan may not be amended or terminated without the consent of any Eligible Executive during the one year prior to or following the occurrence of a change of control, if such amendment would be adverse to the interest of such Eligible Executive. If any payment or benefit under the Severance Plan would be a "parachute payment" (within the meaning of Section 280G of the IRC) and would therefore result in the imposition of an excise tax, an Eligible Executive's payments and benefits will not exceed the amount that produces the greatest after-tax benefit to the Eligible Executive.

To receive payments and benefits under the Severance Plan, an Eligible Executive must execute a release of all claims against the Company. If the Eligible Executive is considered a "specified employee" under Section 409A of the IRC at the time of their termination of employment, any amounts payable under the Severance Plan will be delayed for a period of six months if it is determined that such a delay is necessary in order to prevent the payment from imposing excise taxes on the executive officer.

Since January 20, 2022, our Severance Plan has included a clawback provision entitled, "Recoupment in the Event of Subsequently Discovered Cause." Under this provision, if, after a termination of employment, the Company discovers that an Eligible Executive had engaged in acts or omissions during the course of the executive's employment under circumstances constituting "Cause," then the Company may cease the delivery of any further payments or benefits pursuant to the Severance Plan and any payments and/or the value of any benefits already provided to the Eligible Executive may be recouped for the benefit of the Company, plus interest at the then-prevailing prime rate. Our Severance Plan was amended and restated as of August 24, 2023, and such amendment acknowledged that any recoupment under our Severance Plan would be in addition to any applicable recoupment under our Recovery of Erroneously Awarded Incentive Compensation Policy. See the section of this proxy statement entitled, "*Clawback Policy*."

Incentive Plan

In addition, executive officers participating in the Incentive Plan, as described further in the "*Compensation Discussion and Analysis*" section of this proxy statement, may also receive payments upon termination of employment. Pursuant to the Incentive Plan, a participant, including each of our NEOs, must be continuously employed through the last day of the applicable semiannual performance period and through the later date that cash bonuses under the Incentive Plan for such semiannual performance period are actually paid. However, participants whose employment terminates due to death or "disability" during a semiannual performance period will be eligible to receive a pro rata cash bonus payment based on the number of days the participant was employed during that semiannual performance period and the Company's actual performance during the semiannual performance period. The pro rata bonus amount will be paid to the terminated participant on or before the 15th day of the third month after the later of (i) the last day of the calendar year in which such participant died or incurred a "disability" or (ii) the last day of the Company's taxable year in which such participant died or incurred a "disability." Payment under the Incentive Plan would no longer be received if a participant's employment was terminated for some other reason during a semiannual performance period.

For purposes of the Incentive Plan, "disability" means total and permanent disability as defined in accordance with the Company's Long-Term Disability Plan.

The discussion and tables below present an estimate of the amount of compensation and/or other payments and benefits payable to our NEOs in the event of their termination of employment and/or in the event of a change of control of the Company. The amounts disclosed assume that such termination and/or the occurrence of such change of control was effective as of March 30, 2024, the last day of fiscal year 2024. We also assume that each NEO was continuously employed by the Company and under the Severance Plan and the Incentive Plan throughout at least the second half of fiscal year 2024. The amounts below have been calculated using assumptions, such as these, that we believe to be reasonable, along with further assumptions that are described in more detail below. The actual amounts that would be paid under each scenario depend on various factors, which may or may not exist at the time a NEO's employment is actually terminated and/or a change of control actually occurs. Therefore, such amounts and disclosures should be considered "forward-looking statements."

Severance Benefits Involving Involuntary Termination of Employment Without Cause or Termination Resulting from Death/Disability

The estimated amount payable to each of our NEOs pursuant to the Severance Plan and the Incentive Plan in the event of an involuntary termination of employment by the Company other than for cause, or due to the NEO's death or disability, in each case, assuming such termination occurred on March 30, 2024 (and was not following a change in control of the Company), and in view of the other assumptions above, is set forth in the table below. Such termination of employment will not result in the acceleration of vesting of outstanding equity awards; therefore, there is no value associated with stock options, RSUs, or PBRSUs in the table below. For purposes of our calculations, we have assumed that all material compensation elements and expenses have been paid current, and there would be no need to include additional values for items such as accrued vacation or paid time off.

Name	Salary Continuation[1]	Health Benefits[2]	Cash Bonus Under Incentive Plan[3]	Total
John M. Forsyth, President and Chief Executive Officer	$655,200	$24,574	$409,500	$1,089,274
Venk Nathamuni, Chief Financial Officer	$235,125	$13,767	$176,344	$ 425,236
Gregory S. Thomas, Senior Vice President, General Counsel	$226,500	$12,287	$169,875	$ 408,662
Jeffrey W. Baumgartner, Vice President, Research and Development	$215,000	$13,767	$161,250	$ 390,017
Justin Dougherty, Senior Vice President, Global Operations	$212,500	$12,287	$159,375	$ 384,162

(1) The salary continuation payment for our CEO represents the value of 12 months of base salary, based on our CEO's base salary level in effect on March 30, 2024. For each of the other NEOs, the amount is based on six months of base salary, at the base salary level in effect on March 30, 2024.

(2) Amounts attributable to healthcare benefits were computed based on an estimate of the COBRA payments payable by the Company at the rates in effect as of March 30, 2024 for the following time periods following termination of employment: 12 months for our CEO and six months for each of the other NEOs.

(3) The NEOs would only receive the payments enumerated in this column in the event of a termination of employment due to death or disability. In the event employment is terminated for any other reason, the NEO would forfeit these amounts. On a termination due to death or disability, the NEO would be entitled to a pro rata payment of their bonus under the Incentive Plan. Because March 30, 2024 is the last day of the semiannual performance period, the NEO would be entitled to a full payment of the semiannual bonus. As such, we have calculated the cash

bonus under the Incentive Plan as the target Incentive Plan Payout Percentage (100%) applied to each individual's current target bonus under the Incentive Plan for the semiannual performance period ending on March 30, 2024.

Severance Benefits Involving a Change of Control

The estimated amount payable to each of our NEOs pursuant to the Severance Plan in the event of a termination of employment during the 12-month period following a change of control of the Company by the Company other than for cause, by the NEO for good reason, or due to the NEO's death or disability, in each case, assuming such termination occurred on March 30, 2024, and in view of the other assumptions above, is set forth in the table below. In the event of qualifying termination of employment following a change of control as described above, the Severance Plan provides that outstanding equity awards will be accelerated (i.e., such awards are "double trigger"). The potential application of any cutback required under the Severance Plan due to the operation of Sections 280G and 4999 of the IRC has not been included in these calculations:

Name	Lump Sum Salary Payment[1]	Accelerated Vesting of Unvested Equity[2]	Health Benefits[3]	Cash Bonus Under Severance Plan[4]	Total
John M. Forsyth, President and Chief Executive Officer	$1,310,400	$10,245,925	$36,861	$2,047,500	$13,640,686
Venk Nathamuni, Chief Financial Officer	$ 470,250	$ 2,358,764	$27,534	$ 529,031	$ 3,385,579
Gregory S. Thomas, Senior Vice President, General Counsel	$ 453,000	$ 1,579,503	$24,574	$ 509,625	$ 2,566,702
Jeffrey W. Baumgartner, Vice President, Research and Development	$ 430,000	$ 1,618,888	$27,534	$ 483,750	$ 2,560,172
Justin Dougherty, Senior Vice President, Global Operations	$ 425,000	$ 1,582,764	$24,574	$ 478,125	$ 2,510,463

(1) The lump sum salary payment for our CEO represents the value of 24 months of base salary, based on our CEO's base salary level in effect on March 30, 2024. For each of the other NEOs, the amount is based on 12 months of base salary, at the base salary level in effect on March 30, 2024.
(2) The valuation of accelerated vesting of unvested equity awards has been computed based on: (1) the estimated value that would have been realized based on the difference between the exercise price of the options that were subject to accelerated vesting and the closing market price of our common stock on March 28, 2024 (the last trading day prior to March 30, 2024), which was $92.56 per share, and (2) the value of the RSUs and target-level PBRSUs subject to accelerated vesting based on that same closing market price.
(3) The valuation of healthcare benefits has been computed based on an estimate of the COBRA payments payable by the Company at the rates in effect as of March 30, 2024 for the following time periods following termination of employment: 18 months for our CEO and 12 months for each of the other NEOs.
(4) The amounts in this column consist of two components: (a) 100% of the NEO's annual target bonus amount as of the termination date (in the case of the CEO, 200%) plus (b) a prorated target bonus amount corresponding to the current bonus period as of the termination date. Because the termination is deemed to occur on the last day of the fiscal year, this prorated target bonus component represents the NEOs' target bonus amount for the semiannual performance period ending on March 30, 2024.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of March 30, 2024 about shares of our common stock that may be issued upon the exercise of options, warrants, and rights under the Company's 2006 Stock Incentive Plan and the 2018 Long Term Incentive Plan:

	(A) Number of securities to be issued upon exercise of outstanding options	(B) Weighted-average exercise price of outstanding options	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity Compensation Plans Approved by Security Holders[1]	3,986,607[2]	$74.56[3]	977,766
Equity Compensation Plans Not Approved by Security Holders	—	—	—
TOTAL	**3,986,607**	**$ 74.56**	**977,766**

(1) Represents equity awards under the 2018 Long Term Incentive Plan and 2006 Stock Incentive Plan; a 1.5 full value award multiplier is applied to all RSUs and PBRSUs granted.

(2) Includes 3,200,674 shares granted under the 2018 Long Term Incentive Plan that are issuable upon the vesting of the outstanding RSUs and PBRSUs.

(3) The weighted average exercise price does not take into account the shares issuable upon the vesting of the outstanding RSUs and PBRSUs.

PAY RATIO DISCLOSURE

In accordance with Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median of the annual total compensation of all employees of our Company (other than our CEO) and the annual total compensation of John Forsyth, our CEO. For fiscal year 2024:

- the median of the annual total compensation of all employees of our Company (other than our CEO) was $171,498; and

- the annual total compensation of our CEO was $8,486,669 (as reflected in the Fiscal Year 2024 Summary Compensation Table included in this proxy statement).

- Based on this information, the annual total compensation of our CEO was estimated to be 49.5 times that of the median of the annual total compensation of all employees of our Company (other than our CEO).

We believe this ratio is a reasonable estimate calculated in a manner consistent with the Securities and Exchange Commission rules. Different companies may use different methodologies in arriving at a pay ratio, and as a result, these ratios are not necessarily designed to facilitate comparisons among different companies. Rather, they allow stockholders to better understand and assess each particular company's internal compensation practices.

Identifying the Median Employee

We identified our median employee by considering our employee population as of the last day of our fiscal year, March 30, 2024. We considered all employees at our consolidated subsidiaries and all worldwide employees other than our CEO, whether employed on a full-time, part-time, temporary, or seasonal basis. For purposes of selecting our median employee, we used a consistently applied compensation measure that included (1) base pay during fiscal year 2024 using salary or base pay rate as of March 30, 2024, (2) all cash bonuses earned during fiscal year 2024, and (3) the aggregate full grant date fair value of equity awards granted during fiscal year 2024, calculated in accordance with FASB ASC Topic 718. Compensation paid in foreign currencies was converted to U.S. dollars based on the average monthly exchange rate for March, 2024. For employees who were employed for less than the full fiscal year, we annualized their base pay. The value of the Company's retirement/401(k) plan and medical benefits provided was excluded, as all employees in a given jurisdiction are offered the same benefits, and we did not make any cost-of-living adjustments.

Calculating the Ratio

After identifying the median employee, we calculated the elements of such employee's annual total compensation for fiscal year 2024 pursuant to Item 402(c)(2)(x) of Regulation S-K: $171,498. For the annual total compensation of our CEO, we used the amount reported in the "Total" column (column (j)) of our Fiscal Year 2024 Summary Compensation Table included in this proxy statement: $8,486,669.

PAY VERSUS PERFORMANCE DISCLOSURE

Pay Versus Performance Table

Fiscal Year	SCT Total to PEO (Forsyth)	Compensation Actually Paid to PEO (Forsyth)	SCT Total to PEO (Rhode)	Compensation Actually Paid to PEO (Rhode)	Average SCT Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs	Value of Initial Fixed $100 Investment Based On: Company TSR	Peer Group TSR	Net Income ($000s)	Company Selected Measure: Operating Profit Margin
(a)	(b)	(c)	(b')	(c')	(d)	(e)	(f)	(g)	(h)	(i)
2024	$8,486,669	$ 2,874,121	N/A	N/A	$1,916,212	$ 747,734	$149	$348	$274,572	25.0%
2023	$8,393,825	$11,345,556	N/A	N/A	$2,393,470	$2,704,444	$171	$219	$176,703	24.9%
2022	$6,624,468	$ 6,333,653	N/A	N/A	$1,737,270	$1,433,114	$142	$243	$326,355	26.5%
2021	$3,835,080	$ 4,824,068	$2,158,910	$2,782,421	$1,676,775	$1,925,001	$134	$212	$217,344	22.4%

(1) The principal executive officers (PEOs) reflected in columns (b), (c), (b'), and (c') are John M. Forsyth, our current Chief Executive Officer, and Jason P. Rhode, our former Chief Executive Officer. Dr. Rhode was a PEO during fiscal year 2021 but not during fiscal years 2024, 2023, or 2022.

(2) The non-principal executive officer named executive officers ("NEOs") reflected in columns (d) and (e) reflect the following individuals:
FY2024: Venk Nathamuni, Gregory S. Thomas, Jeffrey W. Baumgartner, and Justin Dougherty
FY2023: Venk Nathamuni, Thurman K. Case, Denise Grodé, Gregory S. Thomas, and Jeffrey W. Baumgartner
FY2022: Thurman K. Case, Gregory S. Thomas, Jeffrey W. Baumgartner, and Andy Brannan
FY2021: Thurman K. Case, Gregory S. Thomas, Jeffrey W. Baumgartner, and Jo-Dee M. Benson

(3) The "Peer Group TSR" of column (g) and within this Pay Versus Performance Disclosure corresponds to the Philadelphia Semiconductor Index ("PHLX Semiconductor"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the fiscal year ended March 30, 2024. The comparison assumes $100 was invested in the Company and in the PHLX Semiconductor, respectively, for the period beginning after markets closed on last trading day before the earliest fiscal year in the table through the end of the noted fiscal year in the table.

(4) The Net Income of column (h) is GAAP net income as reported under the Company's Consolidated Statements of Income on Form 10-K for the applicable fiscal year.

(5) The Company Selected Measure of column (i) is our Operating Profit Margin, which corresponds to the metric defined in our 2007 Management and Key Individual Contributor Incentive Plan ("Incentive Plan"), which is used (along with revenue growth) in the calculation of cash bonuses. This Operating Profit Margin metric is discussed in the Compensation Discussion and Analysis subsection entitled, "*Incentive Plan Pay-Out Percentage*" of the Company's proxy statements. Effective fiscal year 2023, the definition of Operating Profit Margin was changed with the intention that Operating Profit Margin would be equivalent to our publicly-reported non-GAAP operating profit. The figures presented in column (i) for fiscal years 2022 and 2021 are calculated under this current definition of Operating Profit Margin, aligning with our non-GAAP operating profit figures for those fiscal years.

(6) To calculate the Compensation Actually Paid (CAP) of columns (c) and (e), the following adjustments were made to the Summary Compensation Table ("SCT") total compensation of columns (b) and (d):

PEO SCT Total to CAP Reconciliation

Fiscal Year	Salary	Bonus	Non-Equity Incentive Plan Compensation	Stock and Option Award Compensation	Other Compensation	Summary Compensation Table Total	Deductions from Summary Compensation Table Total	Adjustments to Summary Compensation Table Total	Compensation Actually Paid
		(i)			(ii)		(iii)	(iv)	
2024	$675,619	$—	$ 799,969	$7,000,214	$10,867	$8,486,669	$(7,000,214)	$1,387,666	$ 2,874,121
2023	$700,000	$—	$1,182,058	$6,500,117	$11,650	$8,393,825	$(6,500,117)	$9,451,848	$11,345,556
2022	$613,077	$—	$1,497,350	$4,500,031	$14,010	$6,624,468	$(4,500,031)	$4,209,216	$ 6,333,653
2021 (Forsyth)	$443,077	$—	$ 868,132	$2,509,489	$14,382	$3,835,080	$(2,509,489)	$3,498,477	$ 4,824,068
2021 (Rhode)	$692,308	$—	$1,457,042	$ —	$ 9,560	$2,158,910	$ —	$ 623,511	$ 2,782,421

Average Non-PEO NEO SCT Total to Average CAP Reconciliation

Fiscal Year	Salary	Bonus	Non-Equity Incentive Plan Compensation	Stock and Option Award Compensation	Other Compensation	Summary Compensation Table Total	Deductions from Summary Compensation Table Total	Adjustments to Summary Compensation Table Total	Compensation Actually Paid
		(i)			(ii)		(iii)	(iv)	
2024	$445,017	$ —	$325,674	$1,125,221	$20,300	$1,916,212	$(1,125,221)	$ (43,257)	$ 747,734
2023	$400,929	$42,000	$422,520	$1,465,118	$62,902	$2,393,470	$(1,465,118)	$1,776,092	$2,704,444
2022	$408,257	$ —	$712,785	$ 600,074	$16,155	$1,737,270	$ (600,074)	$ 295,918	$1,433,114
2021	$380,249	$ —	$500,338	$ 783,353	$12,836	$1,676,775	$ (783,353)	$1,031,579	$1,925,001

i. Reflects average of one-time cash signing bonuses reported in the SCT for our NEOs for each fiscal year shown.

ii. Reflects average "all other compensation" reported in the SCT for each fiscal year shown.

iii. Represents the average grant date fair value of equity-based awards granted each year as determined in accordance with FASB ASC Topic 718.

iv. Reflects the value of equity awards calculated in accordance with the SEC methodology for determining average non-PEO NEO CAP (as set forth in Item 402(v) of Regulation S-K) for each fiscal year shown. The equity component of CAP for each covered fiscal year is further detailed in the supplemental tables immediately below, where column (a) represents the fair value of equity awards granted during the covered fiscal year that are outstanding and unvested as the end of the covered fiscal year, column (b) reflects the change in fair value of any outstanding and unvested equity awards granted in any prior fiscal year from the end of such prior fiscal year to the end of the covered fiscal year, and column (c) reflects the change in fair value of any equity awards granted in any prior fiscal year from the end of the prior fiscal year to the vesting date at the end of or during the covered fiscal year.

PEO Equity Component of CAP

FY2024 (Forsyth)	Fair Value of Current Year Equity Awards at 3/30/2024	Change in Fair Value of Prior Year Unvested Equity Awards at 3/30/2024	Change in Fair Value of Prior Year Equity Awards that Vested in FY2024	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$2,316,407	$ (497,902)	$ (150,495)	$1,668,010
PBRSUs	$2,377,796	$(2,249,914)	$ (941,081)	$ (813,199)
Options	$2,202,990	$ (873,957)	$ (796,178)	$ 532,855
Total	$6,897,193	$(3,621,773)	$(1,887,754)	$1,387,666

FY2023 (Forsyth)	Fair Value of Current Year Equity Awards at 3/25/2023	Change in Fair Value of Prior Year Unvested Equity Awards at 3/25/2023	Change in Fair Value of Prior Year Equity Awards that Vested in FY2023	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$2,234,918	$ 523,074	$ 198,312	$2,956,304
PBRSUs	$2,412,067	$1,380,056	$ (36,068)	$3,756,055
Options	$2,287,051	$ 566,644	$(114,206)	$2,739,489
Total	$6,934,036	$2,469,774	$ 48,038	$9,451,848

FY2022 (Forsyth)	Fair Value of Current Year Equity Awards at 3/26/2022	Change in Fair Value of Prior Year Unvested Equity Awards at 3/26/2022	Change in Fair Value of Prior Year Equity Awards that Vested in FY2022	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$1,494,764	$ 163,758	$(119,378)	$1,539,144
PBRSUs	$1,519,058	$(146,903)	$(244,199)	$1,127,956
Options	$1,482,061	$ 104,691	$ (44,636)	$1,542,116
Total	$4,495,883	$ 121,546	$(408,213)	$4,209,216

FY2021 (Forsyth)	Fair Value of Current Year Equity Awards at 3/27/2021	Change in Fair Value of Prior Year Unvested Equity Awards at 3/27/2021	Change in Fair Value of Prior Year Equity Awards that Vested in FY2021	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$1,010,730	$ 742,157	$ 55,600	$1,808,487
PBRSUs	$ 742,965	$(344,986)	$ —	$ 397,979
Options	$ 938,430	$ 293,886	$ 59,695	$1,292,011
Total	$2,692,125	$ 691,057	$115,295	$3,498,477

FY2021 (Rhode)	Fair Value of Current Year Equity Awards at 3/27/2021	Change in Fair Value of Prior Year Unvested Equity Awards at 3/27/2021	Change in Fair Value of Prior Year Equity Awards that Vested in FY2021	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$—	$ 891,053	$ 173,750	$ 1,064,803
PBRSUs	$—	$(1,103,182)	$(625,600)	$(1,728,782)
Options	$—	$ 1,064,049	$ 223,441	$ 1,287,490
Total	$—	$ 851,920	$(228,409)	$ 623,511

Average Non-PEO Equity Component of CAP

FY2024	Average Fair Value of Current Year Equity Awards at 3/30/2024	Average Change in Fair Value of Prior Year Unvested Equity Awards at 3/30/2024	Average Change in Fair Value of Prior Year Equity Awards that Vested in FY2024	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$ 372,346	$ (92,575)	$ (57,773)	$ 221,998
PBRSUs	$ 382,267	$(376,528)	$(236,875)	$(231,136)
Options	$ 354,058	$(168,946)	$(219,231)	$ (34,119)
Total	$1,108,671	$(638,049)	$(513,879)	$ (43,257)

FY2023	Average Fair Value of Current Year Equity Awards at 3/25/2023	Average Change in Fair Value of Prior Year Unvested Equity Awards at 3/25/2023	Average Change in Fair Value of Prior Year Equity Awards that Vested in FY2023	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$ 656,263	$ 51,670	$(106,862)	$ 601,071
PBRSUs	$ 459,696	$134,568	$ (60,710)	$ 533,554
Options	$ 687,446	$ 60,702	$(106,681)	$ 641,467
Total	$1,803,405	$246,940	$(274,253)	$1,776,092

FY2022	Average Fair Value of Current Year Equity Awards at 3/26/2022	Average Change in Fair Value of Prior Year Unvested Equity Awards at 3/26/2022	Average Change in Fair Value of Prior Year Equity Awards that Vested in FY2022	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$199,319	$ 35,456	$ (92,461)	$142,314
PBRSUs	$202,583	$(105,146)	$(148,911)	$ (51,474)
Options	$195,545	$ 50,133	$ (40,600)	$205,078
Total	$597,447	$ (19,557)	$(281,972)	$295,918

FY2021	Average Fair Value of Current Year Equity Awards at 3/27/2021	Average Change in Fair Value of Prior Year Unvested Equity Awards at 3/27/2021	Average Change in Fair Value of Prior Year Equity Awards that Vested in FY2021	Equity Adjustment Included in Compensation Actually Paid
Equity Type	(a)	(b)	(c)	(d) = (a) + (b) + (c)
RSUs	$315,521	$ 257,430	$ 38,399	$ 611,350
PBRSUs	$231,896	$(327,246)	$(78,200)	$ (173,550)
Options	$288,566	$ 249,545	$ 55,668	$ 593,779
Total	$835,983	$ 179,729	$ 15,867	$1,031,579

Fair Value Inputs Used to Calculate CAP

	FY2024	FY2023	FY2022	FY2021
Expected stock price volatility ...	32.65%	34.79%	41.66%	43.85%
Risk-free interest rate	4.38% - 5.02%	2.95% - 4.33%	0.80% - 2.48%	0.02% - 0.75%
Expected term (in years)	0.9 - 6.2	0.9 - 6.5	0.6 - 5.9	0.1 - 6.1
Dividend yield	0%	0%	0%	0%

Tabular List of Financial Performance Measures

We consider the following, listed in no particular order, to be the most important financial performance measures we use to link compensation actually paid to our NEOs, for fiscal year 2024, to Company performance.

- Operating Profit Margin
- Revenue Growth
- Relative TSR

Operating Profit Margin, which is a metric defined in our Incentive Plan and is intended to be equivalent to our non-GAAP operating profit margin, and revenue growth are both used in the calculation of cash bonuses under the Incentive Plan. As described in the Compensation Discussion and Analysis section of this proxy statement, these two metrics determine a cash bonus payout percentage. Relative TSR is a metric we use to determine the payout percentage, ranging between 0–200%, for performance-based RSUs (PBRSUs). As described in the Compensation Discussion and Analysis section of this proxy statement, for PBRSU grants starting in February 2024, the Company's TSR is measured relative to the TSR of the component companies of the Russell 3000 Index. For PBRSU grants prior to February 2024, the Philadelphia Semiconductor Index was used as our relative TSR comparison index.

Relationship Between CAP and Financial Performance Measures

In the charts below, the PEO figures include amounts for our current CEO, Mr. Forsyth, and as a separate bar, amounts corresponding to Dr. Rhode's tenure as our CEO during a segment of fiscal year 2021.

In the first chart, PEO amounts are generally aligned with the Company's TSR, as a decrease in stock price during fiscal year 2024 drove both a lower TSR and a decline in the equity component of CAP. The "Peer Group TSR" of this chart corresponds to the Philadelphia Semiconductor Index.

In the second chart, the increase of GAAP net income relative to PEO CAP can be attributed to at least two factors. First, a decrease in stock price during fiscal year 2024 drove a decrease in the equity component of CAP. Second, among other GAAP operating expenses that took place during fiscal year 2023, the Company recorded $85.8 million in intangibles impairment charges related to the Lion Semiconductor acquisition and $10.6 million in lease impairments and restructuring costs. Restructuring charges in fiscal year 2024 were notably lower.

In the third chart, Operating Profit Margin has remained generally flat, while the illustrated CAP figures have varied as described above.

The average CAP to our non-PEO NEOs decreased from fiscal year 2023 to fiscal year 2024. This decrease was primarily driven by changes in the Company's stock price during fiscal year 2024, and the impact this decrease had on the fair value of outstanding equity awards.

1. CAP versus Company TSR and Company TSR versus Peer Group TSR



2.   ***CAP versus GAAP Net Income***



3.   ***CAP versus Company-Selected Measure (CSM) (Operating Profit Margin)***



REPORT OF THE AUDIT COMMITTEE
OF THE BOARD

The Audit Committee is comprised solely of independent directors, as defined by the applicable Nasdaq listing standards and rules of the SEC, and it operates under a written charter adopted by the Board, which is available under the Corporate Governance section of our "Investors" page on our website at *investor.cirrus.com*. The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to comply with applicable requirements for corporate audit committees. The Audit Committee continues to review and assess the adequacy of its charter on an annual basis, and will revise it to comply with new rules and regulations as they are adopted.

As described more fully in its charter, the primary focus of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal control, and audit functions. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements; accounting and financial reporting principles; internal controls; and procedures designed to assure compliance with accounting standards, applicable laws, and regulations. The Company's independent registered public accounting firm, Ernst & Young, is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

In accordance with the Sarbanes-Oxley Act and the Nasdaq listing standards, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent registered public accounting firm.

The Audit Committee serves an oversight role for the Board in which it provides advice, counsel, and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial, and accounting matters. The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are "independent" under applicable rules.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young. Management represented to the Audit Committee that the audited financial statements of the Company contained in the Company's Annual Report to Stockholders for the fiscal year ended March 30, 2024, were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with Ernst & Young matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable PCAOB rules regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Ernst & Young the firm's independence. In addition, the Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Ernst & Young's independence.

Based upon the Audit Committee's discussions with management and the independent auditors, the Audit Committee's review of the representations of management, and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2024, as filed with the SEC.

Submitted by the Audit Committee of the Board:

Alexander M. Davern, Chair
Deirdre R. Hanford
Catherine P. Lego

AUDIT AND NON-AUDIT FEES AND SERVICES

Audit and Related Fees

The following table shows the fees accrued by the Company for the audit and other services provided by Ernst & Young for fiscal years 2024 and 2023. The Audit Committee pre-approved 100% of these services and related fee amounts.

	2024	2023
Audit Fees	$1,495,000	$1,495,000
Audit-Related Fees	$ 35,000	$ 40,000
Tax Fees	$ 127,013	$ 109,687
All Other Fees	$ 5,000	$ 5,000
Total	$1,662,013	$1,649,687

Audit Fees. Audit services consisted of the audit of the Company's consolidated financial statements and of management's assessment of the operating effectiveness of internal control over financial reporting included in the Company's Annual Report on Form 10-K, the review of the Company's financial statements included in its quarterly reports on Form 10-Q, and statutory audits required internationally.

Audit-Related Fees. Audit-related services generally include fees for accounting consultations in connection with acquisitions, internal control reviews, or due diligence.

Tax Fees. The fiscal year 2024 tax fees relate to technical tax advice and tax planning. The fiscal year 2023 tax fees included $100,000 in tax compliance and tax return preparation services. The remainder of the fiscal year 2023 tax fees related to technical fees including technical tax advice and tax planning.

All Other Fees. The other fees correspond to an Ernst & Young research tool.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a written policy for the pre-approval of audit, audit-related, and non-audit services provided by the Company's independent registered public accounting firm.

For audit and audit-related services, the independent auditor will provide the Audit Committee with an engagement letter and estimated budget for formal acceptance and approval. A list of non-audit services and estimated budget for such services for the upcoming fiscal year are submitted to the Audit Committee by Company management for pre-approval. To ensure prompt handling of unexpected non-budgeted non-audit related services, the Audit Committee has delegated to its Chair the authority to amend or modify the list of approved permissible non-audit services and fees if the cost of the service is less than $100,000. Any such unexpected services for which the cost is more than $100,000 are approved by the Audit Committee. If the Chair takes any action, the Chair will report such action to the Audit Committee at the next Audit Committee meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification and Insurance.   Our Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance.

Procedures for Review, Approval, and Ratification of Related Party Transactions.   The Board recognizes that Related Party Transactions (as defined below) can present conflicts of interest and questions as to whether transactions are in the best interests of the Company. Accordingly, the Board has documented and implemented certain procedures for the review, approval, or ratification of Related Party Transactions greater than $50,000. Related Party Transactions less than $50,000 are reported to the Audit Committee at least annually.

Pursuant to these procedures, the Audit Committee must review, approve, or ratify any such transactions with Related Persons (as defined below). When it is impractical to wait for a scheduled Audit Committee meeting, a proposed Related Party Transaction may be submitted to the Audit Committee Chair for approval and then subsequently reported to the Audit Committee at the next Audit Committee meeting.

This procedure seeks to promote Company decisions that are based on the merits of the transaction and the interests of the Company and its stockholders. While it is the Company's preference to avoid Related Party Transactions, this procedure sets forth a methodology for considering a proposed Related Party Transaction in which the standard to be applied is whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

For these purposes, a "Related Person" is any person who: (1) is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company; (2) is known to be the beneficial owner of more than 5% of any class of the Company's voting securities; (3) is an immediate family member of any of the foregoing persons; or (4) any firm, corporation, or other entity in which any of the foregoing persons is employed or is a director, general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest.

For these purposes, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company was, is or will be a participant and in which a Related Person had, has, or will have a direct or indirect interest.

Transactions with Related Persons.   For fiscal year 2024, we had no related party transactions that were required to be disclosed in accordance with SEC regulations.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries (such as stockbrokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

This year, we expect that a number of stockbrokers with account holders who beneficially own common stock will be "householding" our annual report and proxy materials, including the Notice of Internet Availability of the proxy materials. A single Notice of Internet Availability of the proxy materials and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your stockbroker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Conversely, if multiple stockholders who reside at the same address receive multiple copies of our annual report and proxy materials, they may provide instructions if they prefer to receive only one copy of such materials. Stockholders may provide instructions or change their instructions at any time by contacting Broadridge, either by calling toll-free (866)-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you contact Broadridge using the contact information above, we will promptly deliver to you a separate copy of our Annual Report, Notice of Internet Availability of the proxy materials, and the proxy materials for the 2024 Annual Meeting, and for future meetings, if you so request. Please also contact Broadridge if you wish to request delivery of a single copy of those materials if you currently receive multiple copies.

COMMUNICATING WITH US

Communicating with the Board
If you would like to contact the Board, including a Committee, you may write to the following address:

> Board of Directors
> c/o Corporate Secretary
> Cirrus Logic, Inc.
> 800 W. 6th Street
> Austin, Texas 78701

The Corporate Secretary or Chair of the Governance and Nominating Committee, as appropriate, reviews all correspondence addressed to the Board and regularly forwards to the Board all such correspondence that, in the opinion of the Corporate Secretary or Chair of the Governance and Nominating Committee, deals with the functions of the Board or the Committees. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board or individual Board members. Concerns relating to accounting, internal controls, or auditing issues will be immediately brought to the attention of the Chair of the Audit Committee.

Other Communications
If you would like to receive information about the Company, you may use one of these convenient methods:

1. To have information such as our latest Annual Report on Form 10-K or Quarterly Report on Form 10-Q mailed to you, please call our Investor Relations Department at (512) 851-4125.

2. To view our home page on the internet, use our website address: *www.cirrus.com*. Our home page provides you access to product, marketing and financial data, job listings, and an online version of this proxy statement, our Annual Report on Form 10-K, and other filings with the SEC.

If you would like to write to us, please send your correspondence to the following address:

> Cirrus Logic, Inc.
> Attention: Investor Relations
> 800 W. 6th Street
> Austin, TX 78701

If you would like to inquire about stock transfer requirements, lost certificates, and change of stockholder address, please contact our transfer agent, Computershare Investor Services, at (877) 373-6374 (toll free) or (781) 575-2879 or by visiting their website at *www.investorcentre.com* (click the "need help" and then "contact us" links).

If you would like to report any inappropriate, illegal, or criminal conduct by any employee, agent, or representative of the Company; any violation of the Company's Code of Conduct; or any complaint or concern including those regarding accounting, internal accounting controls or auditing matters, you may file an anonymous and confidential report by contacting EthicsPoint, an independent reporting system provider, by telephone at 1-866-384-4277 (1-866-ETHICSP), or through its website at *cirruslogic.ethicspoint.com*.

ANNUAL REPORT

On May 24, 2024, we filed with the SEC an Annual Report on Form 10-K for the fiscal year ended March 30, 2024. The Annual Report on Form 10-K has been provided concurrently with this proxy statement to all stockholders entitled to notice of, and to vote at, the Annual Meeting.

Stockholders may also obtain a copy of the Annual Report on Form 10-K and any of our other SEC reports, free of charge, (1) from the SEC's website at *www.sec.gov* , (2) from our website at *investor.cirrus.com*, or (3) by writing to Investor Relations, Cirrus Logic, Inc., 800 W. 6th Street, Austin, TX 78701. The Annual Report on Form 10-K is not incorporated into this proxy statement and is not considered proxy solicitation material.

BY ORDER OF THE BOARD OF DIRECTORS



John M. Forsyth
President and Chief Executive Officer
Austin, Texas
June 3, 2024

ANNEX

INCENTIVE PLAN RECONCILIATION
(in thousands)

	6 Months Ended	
	2H'24	1H'24
Net Revenue	**$990,811**	**$798,079**
Cost of Sales	$480,722	$392,096
Gross Profit	**$510,089**	**$405,983**
Total Operating Expenses	**$290,165**	**$282,441**
Total Operating Income	**$219,924**	**$123,542**
Operating Income Percentage	22%	15%
Operating Income Reconciliation		
GAAP Operating Income	**$219,924**	**$123,542**
Amortization of acquisition intangibles	$ 3,945	$ 4,340
Stock compensation expense	$ 45,225	$ 44,046
Other adjustments **	$ (360)	$ 6,424
Non-GAAP Operating Income Used for Incentive Plan	**$268,734**	**$178,352**
Non-GAAP Operating Income Percentage Used for Incentive Plan	27%	22%

** *Other adjustments includes restructuring costs, and certain acquisition-related expenses, which for 2H'24 includes $(0.4M) in restructuring benefit. Acquisition-related costs of $4.1 million and restructuring costs of $2.3 million are reflected for 1H'24.*

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Exhibit 1

CIRRUS LOGIC, INC.

Amended and Restated 2018 Long Term Incentive Plan

1. **Purpose**. The purpose of the Cirrus Logic, Inc. Amended and Restated 2018 Long Term Incentive Plan (the "*Plan*") is to amend and restate the Cirrus Logic, Inc. 2018 Long Term Incentive Plan, as amended (the "*Original Plan*") to provide a means through which (a) Cirrus Logic, Inc., a Delaware corporation (the "*Company*"), and its Affiliates may attract, retain and motivate qualified persons as employees, directors and consultants, thereby enhancing the profitable growth of the Company and its Affiliates and (b) persons upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the Company and its Affiliates. Accordingly, the Plan provides for the grant of Options, SARs, Restricted Stock, Restricted Stock Units, Stock Awards, Other Stock-Based Awards, Cash Awards, Substitute Awards, Performance Awards, or any combination of the foregoing, as determined by the Committee in its sole discretion.

2. **Definitions**. For purposes of the Plan, the following terms shall be defined as set forth below:

(i) "*Affiliate*" means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization that, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities, by contract, or otherwise.

(ii) "*ASC Topic 718*" means the Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation – Stock Compensation*, as amended or any successor accounting standard.

(iii) "*Award*" means any Option, SAR, Restricted Stock, Restricted Stock Unit, Stock Award, Other Stock-Based Award, Cash Award, Substitute Award or Performance Award, together with any other right or interest, granted under the Plan.

(iv) "*Award Agreement*" means any written instrument (including any employment, severance or change in control agreement) that sets forth the terms, conditions, restrictions and/or limitations applicable to an Award, in addition to those set forth under the Plan.

(v) "*Board*" means the Board of Directors of the Company.

(vi) "*Cash Award*" means an Award denominated in cash granted under Section 6(h).

(vii) "*Change in Control*" means, except as otherwise provided in an Award Agreement, the occurrence of any of the following events after the Effective Date: (i) the Company will not be the surviving entity in any merger, share exchange, or consolidation (or survives only as a subsidiary of an entity), (ii) the Company sells, leases, or exchanges all or substantially all of its assets to any other person or entity, (iii) the Company is dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Exchange Act, acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) at such time as the Company becomes a reporting company under the Exchange Act, as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election will cease to constitute a majority of the Board; provided, however, that a Change in Control will not include (A) any reorganization, merger, consolidation, sale, lease, exchange, or similar transaction, which involves solely the Company and one or more entities wholly-owned, directly or indirectly, by the Company immediately prior to such event or (B) the consummation of any transaction or series of integrated transactions immediately following which the record holders of the voting stock of the Company immediately prior to such transaction or series of transactions continue to hold 50% or more of the voting stock (based upon voting power) of (1) any entity that owns, directly or indirectly, the stock of the Company, (2) any entity with which the Company has merged, or (3) any entity that owns an entity with which the Company has merged. Notwithstanding anything to the contrary within this definition, with respect to any Award that is subject to Section 409A of the Code, a "Change in Control" shall not occur unless that Change in Control also constitutes a "change in the ownership of a corporation," a "change in the effective control of a corporation," or a "change in the ownership of a substantial portion of a corporation's assets," in each case, within the meaning of 1.409A-3(i)(5) of the regulations promulgated under Section 409A of the Code.

(viii) "***Change in Control Price***" means the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever the Committee determines is applicable, as follows: (i) the price per share offered to holders of Stock in any merger or consolidation, (ii) the per share Fair Market Value of the Stock immediately before the Change in Control or other event without regard to assets sold in the Change in Control or other event and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per share of Stock in a dissolution transaction, (iv) the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control or other event takes place, or (v) if such Change in Control or other event occurs other than pursuant to a transaction described in clauses (i), (ii), (iii), or (iv) of this Section 2(h), the value per share of the Stock that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Section 2(h) or in Section 8(f) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash and such determination shall be binding on all affected Participants to the extent applicable to Awards held by such Participants.

(ix) "***Code***" means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(x) "***Committee***" means a committee of two or more directors designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist solely of two or more Qualified Members.

(xi) "***Effective Date***" means July 26, 2024.

(xii) "***Eligible Person***" means any individual who, as of the date of grant of an Award, is an officer or employee of the Company or of any of its Affiliates, and any other person who provides services to the Company or any of its Affiliates, including directors and consultants of the Company; provided, however, that, any such individual must be an "employee" of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an Award that may be settled in Stock. An employee on leave of absence may be an Eligible Person.

(xiii) "*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(xiv) "*Fair Market Value*" of a share of Stock means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on such date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter on such date, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded on or preceding the specified date; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate, including the Nonqualified Deferred Compensation Rules. Notwithstanding this definition of Fair Market Value, with respect to one or more Award types, or for any other purpose for which the Committee must determine the Fair Market Value under the Plan, the Committee may elect to choose a different measurement date or methodology for determining Fair Market Value so long as the determination is consistent with the Nonqualified Deferred Compensation Rules and all other applicable laws and regulations.

(xv) "*Full-Value Award*" means an Award *other than* an Option, a SAR or other Award whose intrinsic value is solely dependent on appreciation in the price of the Stock after the date of grant.

(xvi) "*ISO*" means an Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(xvii) "*Nonqualified Deferred Compensation Rules*" means the limitations or requirements of Section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(xviii) "*Nonstatutory Option*" means an Option that is not an ISO.

(xix) "*Option*" means a right, granted to an Eligible Person under Section 6(b), to purchase Stock at a specified price during specified time periods, which may either be an ISO or a Nonstatutory Option.

(xx) "*Other Stock-Based Award*" means an Award granted to an Eligible Person under Section 6(g).

(xxi) "*Participant*" means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

(xxii) "*Performance Award*" means an award granted to an Eligible Person under Section 6(j), the grant, vesting, exercisability and/or settlement of which (and/or the timing or amount thereof) is subject to the achievement of one or more performance goals specified by the Committee.

(xxiii) "*Prior Plan*" means the Cirrus Logic, Inc. 2006 Stock Incentive Plan (Amended and Restated as of May 26, 2015).

(xxiv) "*Qualified Member*" means a member of the Board who is (i) a "non-employee director" within the meaning of Rule 16b-3(b)(3), and (ii) "independent" under the listing standards or rules of the securities exchange upon which the Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.

(xxv) "*Restricted Stock*" means Stock granted to an Eligible Person under Section 6(d) that is subject to certain restrictions and to a risk of forfeiture.

(xxvi) "*Restricted Stock Unit*" means a right, granted to an Eligible Person under Section 6(e), to receive Stock, cash or a combination thereof at the end of a specified period (which may or may not be coterminous with the vesting schedule of the Award).

(xxvii) "*Rule 16b-3*" means Rule 16b-3, promulgated by the SEC under Section 16 of the Exchange Act.

(xxviii) "*SAR*" means a stock appreciation right granted to an Eligible Person under Section 6(c).

(xxix) "*SEC*" means the U.S. Securities and Exchange Commission.

(xxx) "*Securities Act*" means the U.S. Securities Act of 1933, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(xxxi) "*Stock*" means the Company's Common Stock, par value $0.001 per share, and such other securities as may be substituted (or re-substituted) for Stock pursuant to Section 8.

(xxxii) "*Stock Award*" means unrestricted shares of Stock granted to an Eligible Person under Section 6(f).

(xxxiii) "*Substitute Award*" means an Award granted under Section 6(i).

3. **Administration**.

(a) Authority of the Committee. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, in which case references herein to the "Committee" shall be deemed to include references to the "Board." Subject to the express provisions of the Plan, Rule 16b-3 and other applicable laws, the Committee shall have the authority, in its sole and absolute discretion, to:

(i) designate Eligible Persons as Participants;

(ii) determine the type or types of Awards to be granted to an Eligible Person;

(iii) determine the number of shares of Stock or amount of cash to be covered by Awards;

(iv) determine the terms and conditions of any Award, including whether, to what extent and under what circumstances Awards may be vested, settled, exercised, cancelled or forfeited (including conditions based on continued employment or service requirements or the achievement of one or more performance goals);

(v) modify, waive or adjust any term or condition of an Award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Stock or vice versa), early termination of a performance period, or modification of any other condition or limitation regarding an Award;

(vi) determine the treatment of an Award upon a termination of employment or other service relationship;

(vii) impose a holding period with respect to an Award or the shares of Stock received in connection with an Award;

(viii) interpret and administer the Plan and any Award Agreement;

(ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan, in any Award, or in any Award Agreement; and

(x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Affiliates, stockholders, Participants, beneficiaries, and permitted transferees under Section 7(a) or other persons claiming rights from or through a Participant.

(b) Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to an Eligible Person who is then subject to Section 16 of the Exchange Act in respect of the Company where such action is not taken by the full Board may be taken either (A) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members, or (B) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of the Plan. For the avoidance of doubt, the full Board may take any action relating to an Award granted or to be granted to an Eligible Person who is then subject to Section 16 of the Exchange Act in respect of the Company.

(c) Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Plan to a person or body, including the power to perform administrative functions and grant Awards within limits specifically prescribed by the Committee; provided, however, that such delegation does not (i) violate state or corporate law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in the Plan to the "Committee," other than in Section 8, shall be deemed to include any such person or body to whom such powers have been delegated by the Committee. Any such delegation shall not limit the right of such person or body to receive Awards; provided, however, that such person or body may not grant Awards to, or take any action with respect to any Awards previously granted to, himself or herself, a member of the Board, or any Participant subject to Section 16 of the Exchange Act.

(d) Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Affiliates, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or any of its Affiliates acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

(e) Participants in Non-U.S. Jurisdictions. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any of its Affiliates operates or has employees, directors or other service providers from time to time, to ensure that the Company complies with any applicable requirements of foreign securities exchanges, to take advantage of specific tax treatment in any country, or to facilitate the administration of the Plan, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of the Company's Affiliates shall be covered by the Plan; (ii) determine which Eligible Persons outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Persons outside the United States; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable, provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 4(a); and (v) take any action, before or after an Award is granted, that it deems necessary or advisable. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4. **Stock Subject to Plan**.

(a) Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with Section 8, up to 14,085,205 shares of Stock are, or have been, reserved for issuance pursuant to this Plan and are, or have been, available for delivery with respect to Awards as follows: (i) 2,670,000 newly reserved shares in connection with the Plan as of the Effective Date; (ii) 2,090,000 reserved shares in connection with the Second Amendment to the Original Plan (effective July 29, 2022); (iii) 3,200,000 additional reserved shares pursuant to the First Amendment to the Original Plan (effective July 31, 2020); (iv) 2,300,000 shares that were originally reserved in connection with the adoption of the Original Plan (as of August 3, 2018); and (v) 3,825,205 shares that remained available under the Prior Plan immediately prior to the effective date of the Original Plan and which were carried over to become available for issuance pursuant to the Original Plan. With respect to any award that is still outstanding pursuant to the Prior Plan as of the Effective Date (a "Prior Plan Award"), in accordance with Section 5 of the Prior Plan, if, on or after the Effective Date, such Prior Plan Award is surrendered, exchanged, forfeited, settled in cash or otherwise lapses, expires, terminates, or is canceled without the actual delivery of Stock, then the Stock covered by such Prior Plan Award shall become Stock that may be issued with respect to Awards granted under this Plan, to the extent of such surrender, exchange, forfeiture, expiration, lapse, termination, cancellation, or payment in cash. All Stock described in subparts (i)-(v) of this Section 4(a) that becomes issuable pursuant to this Plan shall be available for the issuance of shares upon the exercise of ISOs.

(b) Application of Limitation to Grants of Awards. Subject to Section 4(c), no Award may be granted if the number of shares of Stock that may be delivered in connection with such Award exceeds the number of shares of Stock remaining available under the Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award; provided, however, that to the extent that a share of Stock is subject to an outstanding Full-Value Award, such share shall reduce the aggregate share limit set forth in Section 4(a) by 1.5 shares of Stock, and to the extent that a share of Stock is subject to an outstanding Award other than a Full-Value Award, such share shall reduce the aggregate share limit set forth in Section 4(a) by one share of Stock.

(c) Availability of Shares Not Delivered under Awards. Shares of Stock subject to an Award under this Plan that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without the actual delivery of shares (Awards of Restricted Stock shall not be considered "delivered shares" for this purpose), will again be available for Awards. Notwithstanding the foregoing, (i) the number of shares tendered or withheld in payment of any exercise or purchase price of an Award or taxes relating to an Award, (ii) shares that were subject to an Option or an SAR but were not issued or delivered as a result of the net settlement or net exercise of such Option or SAR and (iii) shares repurchased on the open market with the proceeds of an Option's exercise price, will not, in each case, be available for Awards. If an Award may be settled only in cash, such Award need not be counted against any share limit under this Section 4.

(d) Shares Available Following Certain Transactions. Substitute Awards granted in accordance with applicable stock exchange requirements and in substitution or exchange for awards previously granted by a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines shall not reduce the shares authorized for issuance under the Plan, nor shall shares subject to such Substitute Awards be added to the shares available for issuance under the Plan as provided above (whether or not such Substitute Awards are later cancelled, forfeited or otherwise terminated). Additionally, in the event that a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may, if and to the extent determined by the Board and subject to compliance with applicable stock exchange requirements, be used for Awards under the Plan and shall not reduce the shares authorized for issuance under the Plan (and shares subject to such Awards shall not be added to the shares available for issuance under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not, prior to such acquisition or combination, employed by (and who were not non-employee directors or consultants of) the Company or any of its subsidiaries immediately prior to such acquisition or combination.

(e) Stock Offered. The shares of Stock to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

5. **Eligibility and Certain Director Compensation Limitations**.

(a) Eligibility. Awards may be granted under the Plan only to Eligible Persons.

(b) Director Limitations on Awards. In any one calendar year, the aggregate value of all compensation paid to or granted to any non-employee member of the Board, including Awards granted pursuant to this Plan and all cash compensation, shall not exceed $750,000; provided, however, that the limit set forth in this Section 5(b) shall be without regard to compensation (whether in the form of Awards or cash compensation) provided to any non-employee member of the Board during any period in which such individual was an employee of the Company or of any of its Affiliates or was otherwise providing services to the Company or to any of its Affiliates other than in the capacity as a director of the Company. To calculate the $750,000 annual maximum, Awards granted pursuant to this Plan shall be valued on the grant date pursuant to ASC Topic 718, and all other cash compensation may include, but is not limited to, quarterly retainer fees, committee fees, meeting fees, or lead independent director fees.

6. **Specific Terms of Awards**.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with any other Award. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Options. The Committee is authorized to grant Options, which may be designated as either ISOs or Nonstatutory Options, to Eligible Persons on the following terms and conditions:

(i) Exercise Price. Each Award Agreement evidencing an Option shall state the exercise price per share of Stock (the "*Exercise Price*") established by the Committee; provided, however, that except as provided in Section 6(i) or in Section 8, the Exercise Price of an Option shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries, 110% of the Fair Market Value per share of the Stock on the date of grant).

(ii) Time and Method of Exercise; Other Terms. The Committee shall determine the methods by which the Exercise Price may be paid or deemed to be paid, the form of such payment, including cash or cash equivalents, Stock (including previously owned shares or through a cashless exercise, i.e., "net settlement", a broker-assisted exercise, or other reduction of the amount of shares otherwise issuable pursuant to the Option), other Awards or awards granted under other plans of the Company or any Affiliate, other property, or any other legal consideration the Committee deems appropriate, the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants, including the delivery of Restricted Stock subject to Section 6(d), and any other terms and conditions of any Option. In the case of an exercise whereby the Exercise Price is paid with Stock, such Stock shall be valued based on the Stock's Fair Market Value as of the date of exercise. No Option may be exercisable for a period of more than ten years following the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries, for a period of more than five years following the date of grant of the ISO).

(iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or any subsidiary corporation of the Company. Except as otherwise provided in Section 8, no term of the Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company's stockholders. Notwithstanding the foregoing, to the extent that the aggregate Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) subject to any other incentive stock options of the Company or a parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) that are exercisable for the first time by a Participant during any calendar year exceeds $100,000, or such other amount as may be prescribed under Section 422 of the Code, such excess shall be treated as Nonstatutory Options in accordance with the Code. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISO is granted. If a Participant shall make any disposition of shares of Stock issued pursuant to an ISO under the circumstances described in Section 421(b) of the Code (relating to disqualifying dispositions), the Participant shall notify the Company of such disposition within the time provided to do so in the applicable award agreement.

(c) SARs. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i) Right to Payment. An SAR is a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee.

(ii) Grant Price. Each Award Agreement evidencing an SAR shall state the grant price per share of Stock established by the Committee; provided, however, that except as provided in Section 6(i) or in Section 8, the grant price per share of Stock subject to an SAR shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the SAR.

(iii) Method of Exercise and Settlement; Other Terms. The Committee shall determine the form of consideration payable upon settlement, the method by or forms in which Stock (if any) will be delivered or deemed to be delivered to Participants, and any other terms and conditions of any SAR. SARs may be either free-standing or granted in tandem with other Awards. No SAR may be exercisable for a period of more than ten years following the date of grant of the SAR.

(iv) Rights Related to Options. An SAR granted in connection with an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by (B) the number of shares as to which that SAR has been exercised. The Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the SAR is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.

(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

(i) Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose. Except as provided in Section 7(a)(iii) and Section 7(a)(iv), during the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hedged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee shall provide that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock (such new Award of Restricted Stock of which would be required to be subject to vesting and forfeiture restrictions that are at least as restrictive as the remaining restrictions on the original Award of Restricted Stock to which the cash dividend related) or deferred without interest to the date of vesting of the associated Award of Restricted Stock. Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Eligible Persons on the following terms and conditions:

(i) Award and Restrictions. Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose.

(ii) Settlement. Settlement of vested Restricted Stock Units shall occur upon vesting or upon expiration of the deferral period specified for such Restricted Stock Units by the Committee (or, if permitted by the Committee, as elected by the Participant). Restricted Stock Units shall be settled by delivery of (A) a number of shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or (B) cash in an amount equal to the Fair Market Value of the specified number of shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(f) Stock Awards. The Committee is authorized to grant Stock Awards to Eligible Persons as a bonus, as additional compensation, or in lieu of cash compensation any such Eligible Person is otherwise entitled to receive, in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.

(g) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of, or the performance of, specified Affiliates of the Company. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Stock delivered pursuant to an Other-Stock Based Award in the nature of a purchase right granted under this Section 6(g) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Stock, other Awards, or other property, as the Committee shall determine.

(h) Cash Awards. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the Plan to Eligible Persons in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.

(i) Substitute Awards; No Repricing. Awards may be granted in substitution or exchange for any other Award granted under the Plan or under another plan of the Company or an Affiliate or any other right of an Eligible Person to receive payment from the Company or an Affiliate. Awards may also be granted under the Plan in substitution for awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate. Such Substitute Awards referred to in the immediately preceding sentence that are Options or SARs may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules. Except as provided in this Section 6(i) or in Section 8, without the approval of the stockholders of the Company, the terms of outstanding Awards may not be amended to (i) reduce the Exercise Price or grant price of an outstanding Option or SAR, (ii) grant a new Option, SAR or other Award in substitution for, or upon the cancellation of, any previously granted Option or SAR that has the effect of reducing the Exercise Price or grant price thereof, (iii) exchange any Option or SAR for Stock, cash or other consideration when the Exercise Price or grant price per share of Stock under such Option or SAR exceeds the Fair Market Value of a share of Stock or (iv) take any other action that would be considered a "repricing" of an Option or SAR under the applicable listing standards of the national securities exchange on which the Stock is listed (if any).

(j) Performance Awards. The Committee is authorized to designate any of the Awards granted under the foregoing provisions of this Section 6 as Performance Awards. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance goals applicable to a Performance Award, and may exercise its discretion to reduce or increase the amounts payable under any Performance Award. Performance goals may differ among Performance Awards granted to any one Participant or to different Participants. The performance period applicable to any Performance Award shall be set by the Committee in its discretion but shall not exceed ten years.

7. **Certain Provisions Applicable to Awards**.

(a) Limit on Transfer of Awards.

(i) Except as provided in Sections 7(a)(iii) and (iv), each Option and SAR shall be exercisable only by the Participant during the Participant's lifetime, or by the person to whom the Participant's rights shall pass by will or the laws of descent and distribution. Notwithstanding anything to the contrary in this Section 7(a), an ISO shall not be transferable other than by will or the laws of descent and distribution.

(ii) Except as provided in Sections 7(a)(i), (iii) and (iv), no Award, other than a Stock Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

(iii) To the extent specifically provided by the Committee, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities or on such terms and conditions as the Committee may from time to time establish.

(iv) An Award may be transferred pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order.

(b) Form and Timing of Payment under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or any of its Affiliates upon the exercise or settlement of an Award may be made in such forms as the Committee shall determine in its discretion, including cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis (which may be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee); provided, however, that any such deferred or installment payments will be set forth in the Award Agreement. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of other amounts in respect of installment or deferred payments denominated in Stock.

(c) Evidencing Stock. The Stock or other securities of the Company delivered pursuant to an Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including in the form of a certificate issued in the name of the Participant or by book entry, electronic or otherwise, and shall be subject to such stop transfer orders and other restrictions as the Committee

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may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. Further, if certificates representing Restricted Stock are registered in the name of the Participant, the Company may retain physical possession of the certificates and may require that the Participant deliver a stock power to the Company, endorsed in blank, related to the Restricted Stock.

(d) <u>Minimum Vesting Requirements</u>. Notwithstanding any provision of the Plan to the contrary, on and after the Effective Date, all Awards granted by the Committee shall be subject to a vesting period of not less than 12 months from the date of grant, subject, in each case, to the Committee's authority under the Plan to vest Awards earlier, as the Committee deems appropriate, upon the occurrence of a Change in Control, in the event of a Participant's termination of employment or service or otherwise as permitted by the Plan. The foregoing minimum vesting requirements will not, however, apply in connection with up to 5% of the aggregate number of shares of Stock that are reserved for issuance pursuant to this Plan (which shall include all shares of Stock that are carried over from any previous equity plan pursuant to Section 4(a) of the Plan).

(e) <u>Consideration for Grants</u>. Awards may be granted for such consideration, including services, as the Committee shall determine, but shall not be granted for less than the minimum lawful consideration.

(f) <u>Dividends or Dividend Equivalents</u>. In the event that a dividend or a dividend equivalent right is granted in connection with the grant of any Award pursuant to this Plan, (i) in no event shall the dividend or dividend equivalent right be distributed to the Participant before the underlying Stock covered by the Award to which the dividend or dividend equivalent right relates becomes vested or issued, (ii) any such dividend or dividend equivalent right shall be subject to the same restrictions and risk of forfeiture as the underlying Stock subject to the Award, and (iii) the dividend or dividend equivalent right shall be paid, if at all, at the time such restrictions or risk of forfeiture lapse.

(g) <u>Additional Agreements</u>. Each Eligible Person to whom an Award is granted under the Plan may be required to agree in writing, as a condition to the grant of such Award or otherwise, to subject an Award that is exercised or settled following such Eligible Person's termination of employment or service to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

8. **Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization**.

(a) <u>Existence of Plans and Awards</u>. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(b) <u>Additional Issuances</u>. Except as expressly provided herein, the issuance by the Company of shares of stock of any class, including upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.

(c) Stock Repurchases. Notwithstanding anything in the Plan to the contrary, in the event that the Company executes a repurchase of shares of Stock, the Committee shall have discretion to make adjustments to Awards and the applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits), in each case in such a manner as the Committee may determine that is permitted pursuant to the applicable tax and other laws, rules and regulations.

(d) Subdivision or Consolidation of Shares. The terms of an Award and the share limitations under the Plan shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

(i) If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for delivery with respect to Awards and applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits) shall be increased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(ii) If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for delivery with respect to Awards and applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits) shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(e) Recapitalization. In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would be considered an "equity restructuring" within the meaning of ASC Topic 718 and, in each case, that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718, if adjustments to Awards with respect to such event were discretionary or otherwise not required (each such an event, an "*Adjustment Event*"), then the Committee shall equitably adjust (i) the aggregate number or kind of shares that thereafter may be delivered under the Plan, (ii) the number or kind of shares or other property (including cash) subject to an Award, (iii) the terms and conditions of Awards, including the purchase price or Exercise Price of Awards and performance goals, as applicable, and (iv) the applicable limitations with respect to Awards provided in Section 4 and Section 5 (other than cash limits) to equitably reflect such Adjustment Event ("*Equitable Adjustments*"). In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would not be considered an Adjustment Event, and is not otherwise addressed in this Section 8, the Committee shall have complete discretion to make Equitable Adjustments (if any) in such manner as it deems appropriate with respect to such other event.

(f) Change in Control and Other Events. Except to the extent otherwise provided in any applicable Award Agreement, in the event of a Change in Control or other changes in the Company or the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change occurring after the date of the grant of any Award, the Committee, acting in its sole discretion without the consent or approval of any holder, may exercise any power enumerated in Section 3 (including the power to accelerate vesting, waive any forfeiture conditions or otherwise modify or adjust any other condition or limitation regarding an Award) and may also effect one or more of the following alternatives, which may vary among individual holders and which may vary among Awards held by any individual holder:

(i) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of holders thereunder shall terminate;

(ii) redeem in whole or in part outstanding Awards by requiring the mandatory surrender to the Company by selected holders of some or all of the outstanding Awards held by such holders (irrespective of whether such Awards are then vested or exercisable) as of a date, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each holder an amount of cash or other consideration per Award (other than a Cash Award, which the Committee may separately require to be surrendered in exchange for cash or other consideration determined by the Committee in its discretion) equal to the Change in Control Price, less the Exercise Price with respect to an Option and less the grant price with respect to a SAR, as applicable to such Awards; provided, however, that to the extent the Exercise Price of an Option or the grant price of an SAR exceeds the Change in Control Price, such Award may be cancelled for no consideration;

(iii) cancel Awards that remain subject to a restricted period as of the date of a Change in Control or other such event without payment of any consideration to the Participant for such Awards; or

(iv) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control or other such event (including the substitution, assumption, or continuation of Awards by the successor company or a parent or subsidiary thereof);

provided, however, that so long as the event is not an Adjustment Event, the Committee may determine in its sole discretion that no adjustment is necessary to Awards then outstanding. If an Adjustment Event occurs, this Section 8(f) shall only apply to the extent it is not in conflict with Section 8(e).

9. **General Provisions**.

(a) Tax Matters. Notwithstanding any provision of this Plan, each Participant is solely responsible and liable for the satisfaction of all taxes and penalties of any kind and with respect to any tax jurisdiction that may be imposed on or for the account of such Participant in connection with the Plan.

(b) Withholding of Tax-Related Items. The Company and any of its Affiliates are authorized to withhold from any Award granted, or any payment relating to an Award, including from a distribution of Stock, income tax, social insurance, payroll tax, payment on account or other tax-related withholding items due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Affiliates and Participants to satisfy the payment of withholding taxes and other tax-related obligations relating to any Award in such amounts as may be determined by the Committee. The Committee shall determine, in its sole discretion, the form of payment acceptable for such tax-related withholding obligations, including the delivery of cash or cash equivalents, Stock (including previously owned shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. Any determination made by the Committee to allow a Participant who is subject to Rule 16b-3 to pay taxes with shares of Stock through net settlement or previously owned shares shall be approved by either a committee made up solely of two or more Qualified Members or the full Board. If such tax-related withholding amounts are satisfied through net settlement or previously owned shares, the maximum number of shares of Stock that may be so withheld or surrendered shall be the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on an amount that is up to the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to such Award, as determined by the Committee.

(c) Limitation on Rights Conferred under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Affiliates, (ii) interfering in any way with the right of the Company or any of its Affiliates to terminate any Eligible Person's or Participant's employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(d) Governing Law; Submission to Jurisdiction. All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof, except to the extent Delaware law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock. With respect to any claim or dispute related to or arising under the Plan, the Company and each Participant who accepts an Award hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in Delaware.

(e) Severability and Reformation. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. If any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to Section 16 of the Exchange Act) or Section 422 of the Code (with respect to ISOs), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or Section 422 of the Code, in each case, only to the extent Rule 16b-3 and such sections of the Code are applicable. With respect to ISOs, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an

15

ISO cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Option for all purposes of the Plan.

(f) Unfunded Status of Awards; No Trust or Fund Created. The Plan is intended to constitute an "unfunded" plan for certain incentive awards. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.

(g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable. Nothing contained in the Plan shall be construed to prevent the Company or any of its Affiliates from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Affiliates as a result of any such action.

(h) Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be cancelled, terminated, or otherwise eliminated with or without consideration.

(i) Interpretation. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and, where appropriate, the plural shall include the singular and the singular shall include the plural. In the event of any conflict between the terms and conditions of an Award Agreement and the Plan, the provisions of the Plan shall control. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

(j) Facility of Payment. Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(k) Conditions to Delivery of Stock. Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act, any other applicable statute or regulation (including any foreign law or regulation), or the rules of any applicable securities exchange or securities association or other governmental authority, as then in effect. In addition, each Participant who receives an Award under the Plan shall not sell or otherwise dispose of Stock that is acquired upon grant, exercise or vesting of an Award in any manner that would constitute a violation of any applicable federal, state or foreign securities laws, the Plan or the rules, regulations or other requirements of the SEC or any stock exchange upon which the Stock is then listed. At the time of any exercise of an Option or SAR, or at the time of any grant of any other Award, the Company may, as a condition precedent to the exercise of such Option or SAR or settlement of any other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder's intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association or governmental authority, as then in effect. Stock or other securities shall not be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including any Exercise Price, grant price, or tax withholding) is received by the Company.

(l) Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly. Neither this Section 9(l) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, or sale of any Award (or the Stock underlying such Award) granted hereunder, and should not be interpreted as such. In no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with the Nonqualified Deferred Compensation Rules. Notwithstanding any provision in the Plan or an Award Agreement to the contrary, in the event that a "specified employee" (as defined under the Nonqualified Deferred Compensation Rules) becomes entitled to a payment under an Award that would be subject to additional taxes and interest under the Nonqualified Deferred Compensation Rules if the Participant's receipt of such payment or benefits is not delayed until the earlier of (i) the date of the Participant's death, or (ii) the date that is six months after the Participant's "separation from service," as defined under the Nonqualified Deferred Compensation Rules (such date, the "**Section 409A Payment Date**"), then such payment or benefit shall not be provided to the Participant until the Section 409A Payment Date. Any amounts subject to the preceding sentence that would otherwise be payable prior to the Section 409A Payment Date will be aggregated and paid in a lump sum without interest on the Section 409A Payment Date. The applicable provisions of the Nonqualified Deferred Compensation Rules are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith.

(m) Status under ERISA. The Plan shall not constitute an "employee benefit plan" for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(n) Clawback. The Plan and all Awards granted hereunder are subject to any written clawback policies that the Company, with the approval of the Board or an authorized committee thereof, may adopt either prior to or following the Effective Date, including any policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the SEC ("**Dodd-Frank**") or that the Company determines should apply to Awards. Any Company policy may subject a Participant's Awards and amounts paid or realized with respect to Awards to reduction, cancellation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy; provided, however, that in the event that the Company's clawback policy does not comply with the minimum requirements of Dodd-Frank, this Plan and all Awards granted hereunder shall also be subject to any additional requirements of Dodd-Frank.

(o) Plan Effective Date and Term. The Plan was adopted by the Board to be effective on the Effective Date. No Awards may be granted under the Plan on and after the tenth anniversary of the Effective Date, which is July 26, 2034. However, any Award granted prior to such termination (or any earlier termination pursuant to Section 10), and the authority of the Board or Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award in accordance with the terms of the Plan, shall extend beyond such termination until the final disposition of such Award.

(p) Sub-Plans. The Committee may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions or taking advantage of specific tax treatment in any jurisdiction. The Committee will establish such sub-plans by adopting supplements or appendices to the Plan setting forth (i) such limitations on the Committee's discretion under the Plan as it deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as it deems necessary or desirable. All such supplements or appendices so established will be deemed to be part of the Plan, but each supplement or appendix will apply only to Participants within the affected jurisdiction (as determined by the Committee).

10. **Amendments to the Plan and Awards.** The Committee may amend, alter, suspend, discontinue or terminate any Award or Award Agreement, the Plan or the Committee's authority to grant Awards without the consent of stockholders or Participants, except that any amendment or alteration to the Plan, including any increase in any share limitation, shall be subject to the approval of the Company's stockholders not later than the annual meeting next following such Committee action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Committee may otherwise, in its discretion, determine to submit other changes to the Plan to stockholders for approval; provided, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. For purposes of clarity, any adjustments made to Awards pursuant to Section 8 will be deemed not to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.

Exhibit 2

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CIRRUS LOGIC, INC.

Cirrus Logic, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Cirrus Logic, Inc. The corporation was originally incorporated under the name Cirrus Logic, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 26, 1998.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

3. The Amended and Restated Certificate of Incorporation of the Corporation shall read in its entirety as follows:

ARTICLE I

The name of the corporation is Cirrus Logic, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue two classes of shares of stock to be designated, respectively, Common Stock, $0.001 par value, and Preferred Stock, $0.001 par value. The total number of shares that the Corporation is authorized to issue is 285,000,000 shares. The number of shares of Common Stock authorized is 280,000,000. The number of shares of Preferred authorized is 5,000,000.

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the board of directors (authority to do so being hereby expressly vested in the board). The board of directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within, the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

The authority of the board of directors with respect to each such class or series shall include, without limitation of the foregoing, the right to determine and fix:

(a) the distinctive designation of such class or series and the number of shares to constitute such class or series;

(b) the rate at which dividends on the shares of such class or series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such class or series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms;

(c) the right or obligation, if any, of the corporation to redeem shares of the particular class or series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

(d) the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such class or series of Preferred Stock shall be entitled to receive upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(e) the terms and conditions, if any, upon which shares of such class or series shall be convertible into, or exchangeable for, shares of capital stock of any other class or series, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(f) the obligation, if any, of the corporation to retire, redeem or purchase shares of such class or series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

(g) voting rights, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock;

(h) limitations, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock; and

(i) such other restrictions, preferences, powers, qualifications, special or relative rights and privileges thereof as the board of directors of the corporation, acting in accordance with this Certificate of Incorporation, may deem advisable and are not inconsistent with law and the provisions of this Certificate of Incorporation.

ARTICLE V

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this right.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

1. Limitation of Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer.

2. Indemnification. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Corporation, or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3. Amendments. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE VIII

Holders of stock of any class or series of this corporation shall not be entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders.

ARTICLE IX

1. Number of Directors. The number of directors which constitutes the whole Board of Directors of the corporation shall be designated in the Bylaws of the corporation.

2. Election of Directors. Elections of directors shall not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE X

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the corporation.

ARTICLE XI

No action shall be taken by the stockholders of the corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws of the corporation, and no action shall be taken by the stockholders by written consent.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from tune to time by the Board of Directors or in the Bylaws of the Corporation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed on behalf of the Corporation by its duly authorized officer effective this 26th day of July 2024.

CIRRUS LOGIC, INC.

By: _____
Name: Gregory Scott Thomas
Title: Senior Vice President and General Counsel

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CORPORATE
HEADQUARTERS

800 West Sixth Street
Austin, Texas 78701
United States
T +1-512-851-4000

cirrus.com

